UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission File Number: 001-35808

READY CAPITAL CORPORATION



(Exact name of registrant as specified in its charter)

Maryland	**90-0729143**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1251 Avenue of the Americas, 50th Floor, New York, NY 10020
(Address of Principal Executive Offices, Including Zip Code)

(212) 257-4600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	RC	New York Stock Exchange
Preferred Stock, 6.25% Series C Cumulative Convertible, par value $0.0001 per share	RC PRC	New York Stock Exchange
Preferred Stock, 6.50% Series E Cumulative Redeemable, par value $0.0001 per share	RC PRE	New York Stock Exchange
6.20% Senior Notes due 2026	RCB	New York Stock Exchange
9.00% Senior Notes due 2029	RCD	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. Yes ☐ No ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). Yes ☐ No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2025, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $694.7 million based on the closing sales price of the registrant's common stock on June 30, 2025 as reported on the New York Stock Exchange.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: The registrant has 162,878,779 shares of common stock, par value $0.0001 per share, outstanding as of February 27, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the 2026 annual meeting of stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

Page

FORWARD-LOOKING STATEMENTS

Except where the context suggests otherwise, the terms "Company," "we," "us" and "our" refer to Ready Capital Corporation and its subsidiaries. We make forward-looking statements in this Annual Report on Form 10-K within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We intend such statements to be covered by the safe harbor provisions for forward-looking statements contained therein. Forward-looking statements contained in this annual report reflect our current views about future events and are inherently subject to substantial risks and uncertainties, many of which are difficult to predict and beyond our control, that may cause our actual results to materially differ. These forward-looking statements include information about possible or assumed future results of our operations, financial condition, liquidity, plans and objectives. When we use the words "believe," "expect," "anticipate," "estimate," "plan," "continue," "intend," "should," "could," "would," "may," "potential" or other comparable terminology, we intend to identify forward-looking statements, although not all forward-looking statements may contain such words. Statements regarding the following subjects, among others, may be forward-looking, and the occurrence of events impacting these subjects, or otherwise impacting our business, may cause our financial condition, liquidity and consolidated results of operations to vary materially from those expressed in, or implied by, any such forward-looking statements:

- our investment objectives and business strategy;

- our expected leverage;

- our expected investments;

- estimates or statements relating to, and our ability to make, future distributions;

- projected capital and operating expenditures;

- our ability to use our liquidity and capital resources, including cash on hand, anticipated net payments from the loan portfolio, debt financings and proceeds from the potential disposition of assets, to provide liquidity to fund ongoing obligations and address upcoming debt maturities;

- our ability to utilize liquidity and capital resources, together with our access to the capital markets and potentially other balance-sheet actions, such as adjustments to our dividend rate, to meet our liquidity needs;

- availability of qualified personnel;

- prepayment rates;

- projected default rates;

- increased rates of default and/or decreased recovery rates on our investments;

- changes in interest rates, interest rate spreads, the yield curve or prepayment rates;

- our potential entry into certain hedging arrangements related to the delivery of shares of common stock upon vesting of certain performance-based equity awards and restricted stock awards and the risk that such arrangements may not have the desired impact and may expose us to additional risks, including the failure of the counterparty to perform under the contracts;

- the impact of inflation on our business;

- tariffs imposed or threatened to be imposed by the current presidential administration;

- changes in prepayments or acceleration of the disposition of our assets;

- risks associated with achieving expected synergies, cost savings and other benefits from recent acquisitions, including the acquisitions of United Development Funding IV ("UDF IV"), Madison One Capital, M1 CUSO and Madison One Lender Services (together, "Madison One"), and Funding Circle USA, Inc. ("Funding Circle"), and our increased scale;

- risks associated with the completed divestiture of our Residential Mortgage Banking segment;

- market, industry and economic trends;

- our ability to compete in the marketplace;

- the availability of attractive risk-adjusted investment opportunities in lower-to-middle-market commercial real estate loans ("LMM"), loans guaranteed by the U.S. Small Business Administration (the "SBA") under its Section 7(a) loan program (the "SBA Section 7(a) Program"), government-guaranteed loans focused on the United States Department of Agriculture ("USDA"), mortgage backed securities ("MBS"), residential mortgage loans and other real estate-related investments that satisfy our investment objectives and strategies;

- general volatility of the capital markets;

- changes in our investment objectives and business strategy;

- the availability, terms and deployment of capital;

- the availability of suitable investment opportunities;

- market developments and actions recently taken and which may be taken by the U.S. Government, including pursuant to policies of the U.S. administration, the U.S. Department of the Treasury ("Treasury") and the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac"), the Government National Mortgage Association ("Ginnie Mae"), Federal Housing Administration ("FHA") Mortgagee, USDA, U.S. Department of Veterans Affairs ("VA") and the U.S. Securities and Exchange Commission ("SEC");

- applicable regulatory changes;

- changes in our assets, interest rates or the general economy;

- mortgage loan modification programs and future legislative actions;

- our ability to maintain our qualification as a real estate investment trust ("REIT") and limitations on our business as a result of our qualifications as a REIT;

- our ability to maintain our exemption from qualification under the Investment Company Act of 1940, as amended (the "1940 Act");

- factors described in our Annual Report on Form 10-K, including those set forth under the captions "Risk Factors" and "Business";

- our dependence on our external advisor, Waterfall Asset Management, LLC ("Waterfall" or the "Manager"), and our ability to find a suitable replacement if we or Waterfall were to terminate the management agreement we have entered into with Waterfall (the "management agreement");

- the degree and nature of our competition, including competition for LMM loans, MBS, residential mortgage loans, construction loans and other real estate-related investments that satisfy our investment objectives and strategies;

- geopolitical events such as acts of terrorism, war or other military conflict, and the related impact on macroeconomic conditions; and

- the impact of future pandemics and epidemics on our borrowers, the real estate industry and global markets, and on our business and operations, financial condition, results of operations, liquidity and capital resources.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements, and we caution readers not to place undue reliance on any forward-looking statements. These forward-looking statements apply only as of the date of this Annual Report on Form 10-K. We are not obligated, and do not intend, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. Refer to Item 1A. "Risk Factors" and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (our "Form 10-K").

RISK FACTOR SUMMARY

We are subject to a variety of risks that are inherent to our business, including risks that may prevent us from achieving our business objectives or may adversely affect our financial condition, results of operations and liquidity. The following list of risks and uncertainties is only a summary of some of the most important factors and is not intended to be exhaustive. The risk factor summary should be read together with the more detailed discussion of risks and uncertainties set forth in Item 1A. "Risk Factors" of this Form 10-K.

- We depend on Waterfall and its key personnel for our success and we may not find a suitable replacement for Waterfall if the management agreement with Waterfall is terminated, or if key personnel leave the employment of Waterfall or otherwise become unavailable to us;

- There are various conflicts of interest in our relationship with Waterfall which could result in decisions that are not in the best interests of our stockholders;

- The termination of the management agreement may be difficult and require payment of a substantial termination fee or other amounts, including in the case of termination for unsatisfactory performance, which may adversely affect our inclination to end our relationship with Waterfall;

- Future pandemics and epidemics may adversely affect our borrowers, the real estate industry and global markets, and our business and operations, financial condition, results of operations, liquidity and capital resources;

- We have substantial debt maturing in 2026, including approximately $550 million of senior secured notes and corporate debt, which could have a negative impact on our liquidity, results of operations, and book value;

- The lack of liquidity of our assets may adversely affect our business, including our ability to value and sell our assets;

- We anticipate a significant portion of our investments will be in the form of LMM loans that are subject to risks, such as credit risk;

- Some of the mortgage loans we will originate or acquire are loans made to self-employed borrowers who have a higher risk of delinquency and default, which could have a material and adverse effect on our business, results of operations and financial condition;

- New entrants in the market for LMM loans could adversely impact our ability to acquire such loans at attractive prices and originate such loans at attractive risk-adjusted returns;

- We cannot predict the unintended consequences and market distortions that may stem from far-ranging interventions in the financial system and oversight of financial markets;

- Interest rate fluctuations may adversely affect the level of our net income and the value of our assets and common stock;

- Periods of higher inflation in the U.S. may have an adverse impact on the valuation of our investments;

- Maintenance of our 1940 Act exception imposes limits on our operations;

- Accounting rules for certain of our transactions are highly complex and involve significant judgment and assumptions and changes in such rules, accounting interpretations or our assumptions could adversely impact our ability to timely and accurately prepare our consolidated financial statements;

- Provisions for credit losses under the Current Expected Credit Loss ("CECL") model are difficult to estimate;

- Cybersecurity risk and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of the security, confidentiality, or integrity of our Company, employee, customer, or third-party confidential information and/or damage to our reputation or business relationships, any of which could negatively impact our financial results;

- We may seek to sell one of our business segments in an effort to maximize shareholder value, which may adversely affect our Company, our reputation, our results of operations and financial position or our stock price;

- Our board of directors ("Board") will not approve each investment and financing decision made by Waterfall unless required by our investment guidelines;

- We use leverage as part of our investment strategy, but we do not have a formal policy limiting the amount of debt we may incur, and our Board may change our leverage policy without stockholder consent;

- We may enter into hedging transactions that could expose us to contingent liabilities in the future and adversely impact our financial condition;

- Complying with REIT requirements may force us to liquidate or forego otherwise attractive investments, which could reduce returns on our assets and adversely affect returns to our stockholders;

- The percentage of our assets represented by taxable REIT subsidiaries ("TRSs") and the amount of our income that we can receive in the form of TRS dividends and interest are subject to statutory limitations that could jeopardize our REIT qualification and could limit our ability to acquire or force us to liquidate otherwise attractive investments; and

- Even if we qualify as a REIT, we may face tax liabilities that reduce our cash flow.

Item 1. Business

In this Form 10-K, we refer to Ready Capital Corporation and its subsidiaries as "we," "us," "our," or "our Company" unless we specifically state otherwise or the context indicates otherwise.

General

We are a multi-strategy real estate finance company that originates, acquires, finances, and services LMM loans, SBA loans, construction loans, USDA loans and, to a lesser extent, MBS collateralized primarily by LMM loans, or other real estate-related investments. Our loans range in original principal amounts generally up to $40 million and are used by businesses to purchase real estate used in their operations or by investors seeking to acquire multi-family, office, retail, mixed use or warehouse properties. Our objective is to provide attractive risk-adjusted returns to our stockholders. In order to achieve this objective, we intend to grow our investment portfolio and believe that the breadth of our full-service real estate finance platform will allow us to adapt to market conditions and deploy capital to asset classes and segments with the most attractive risk-adjusted returns.

We completed the disposition of our Residential Mortgage Banking segment effective on June 30, 2025. In connection with this sale, we classified our Residential Mortgage Banking segment as a discontinued operation on the consolidated statements of income, and excluded from continuing operations for all periods presented in this Form 10-K. Item 1. "Business" in this Form 10-K has been adjusted to exclude discontinued operations unless otherwise noted. We report our activities in the following two operating segments:

- ***LMM Commercial Real Estate.*** We originate LMM loans across the full life-cycle of an LMM property including construction, bridge, stabilized and agency loan origination channels through our subsidiary, ReadyCap Commercial, LLC ("ReadyCap Commercial"). These originated loans are generally held-for-investment or placed into securitization structures. As part of this segment, we originate and service multi-family loan products under the Freddie Mac Small Balance Loan ("Freddie Mac SBL") program. These originated loans are held for sale, and subsequently sold to Freddie Mac. We provide construction and permanent financing for the preservation and construction of affordable housing, primarily utilizing tax-exempt bonds through Ready Capital Affordable, a business line that is supported by our subsidiary Red Stone and its affiliates ("Ready Capital Affordable"). In addition, we acquire LMM loans as part of our business strategy. We hold performing LMM loans to term and seek to maximize the value of the non-performing LMM loans acquired by us through borrower-based resolution strategies. We typically acquire non-performing loans at a discount to their unpaid principal balance ("UPB") when we believe that resolution of the loans will provide attractive risk-adjusted returns.

- ***Small Business Lending ("SBL").*** We acquire, originate and service owner-occupied loans guaranteed by the SBA under the SBA Section 7(a) Program through our subsidiary, ReadyCap Lending, LLC ("ReadyCap Lending"). We hold an SBA license as one of only 16 non-bank Small Business Lending Companies ("SBLCs") and have been granted preferred lender status by the SBA. These originated loans are either held-for-investment, placed into securitization structures, or sold. In addition, we originate and service USDA loans through our subsidiary, ReadyCap Commercial, as well as originate and service small business loans through our subsidiary iBusiness Funding LLC.

To qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code") we are required to annually distribute dividends equal to at least 90% of our net taxable income, excluding capital gain, to stockholders. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be required to pay regular U.S. federal corporate income tax on the undistributed amount. We are organized in a traditional umbrella partnership REIT ("UpREIT") format pursuant to which we serve as the general partner of, and conduct substantially all of our business through, Sutherland Partners, LP (our "operating partnership"). We also intend to operate our business in a manner that will permit us to be excluded from registration as an investment company under the 1940 Act.

Our Manager

We are externally managed and advised by Waterfall, an SEC registered investment adviser. Formed in 2005, Waterfall specializes in acquiring, managing, servicing and financing LMM and residential mortgage loans, as well as asset backed securities ("ABS") and MBS. Waterfall has extensive experience in performing and non-performing loan acquisition, resolution and financing strategies. Waterfall's investment committee is chaired by Thomas Capasse, who serves as our Chief Executive Officer and Chief Investment Officer, and Jack Ross, who serves as our President. Messrs. Capasse and Ross, who are co-founders of Waterfall, each have over 30 years of experience in managing and financing a range of financial assets, including having executed the first public commercial real estate asset-backed securitization for performing loans and liquidating trusts for non-performing loans purchased from the Resolution Trust Corporation in 1993, through a variety of credit and interest rate environments. Messrs. Capasse and Ross have worked together in the same organization for more than 30 years. They are supported by a team of approximately 160 investment and other professionals with extensive experience in commercial mortgage credit underwriting, distressed asset acquisition and financing, LMM loan originations, commercial property valuation, capital deployment, financing strategies and legal and financial matters impacting our business.

We rely on Waterfall's expertise to establish investment strategies and in identifying loan acquisitions and origination opportunities. Waterfall uses the data and analytics developed through its experience as an owner of LMM loans and in implementing loss mitigation actions to support our origination activities and to develop our loan underwriting standards. Waterfall makes decisions based on a variety of factors, including expected risk-adjusted returns, credit fundamentals, liquidity, availability of financing, borrowing costs and macroeconomic conditions, as well as maintaining our REIT qualification and our exclusion from registration as an investment company under the 1940 Act.

Our Investment Strategy and Market Opportunities Across Our Operating Segments

Our investment strategy is to opportunistically expand our market presence and to further grow our LMM securitization capabilities which serve as a source of attractively priced, match-term financing. Capitalizing on our experience in underwriting and managing commercial real estate loans, we have grown our LMM and SBL origination and acquisition capabilities. This is reflected in the growth of our balance sheet; our book value grew from $536 million as of December 31, 2017 to approximately $1.6 billion as of December 31, 2025, a 15% compound annual growth rate ("CAGR"). As such, we have become a full-service real estate finance platform and we believe that the breadth of our business allows us to adapt to market conditions and deploy capital in our asset classes with the most attractive risk-adjusted returns.

Our acquisition strategy complements our origination strategy by increasing our market intelligence in potential origination geographies, providing additional data to support our underwriting criteria and offering securitization market insight for various product offerings. The proprietary database on the causes of borrower default, loss severity, and market information that we developed from our LMM loan acquisition experience has served as the basis for the development of our LMM and SBL loan origination programs. Additionally, our origination strategy complements our acquisition strategy by providing additional captive refinancing options for our borrowers and further data to support our investment analysis while increasing our market presence with potential sellers of LMM assets.

The table below presents information with respect to our two business segments.

| (in thousands, except personnel) | December 31, 2025 | |
	LMM Commercial Real Estate	Small Business Lending
Coordinating Affiliate/ Manager	Waterfall, ReadyCap Commercial and Ready Capital Affordable	ReadyCap Lending, Madison One and iBusiness
Strategy	LMM loan originations and acquisitions	SBA and USDA loan originations, acquisitions and servicing
Gross Assets	$5,937,031	$1,280,903
Loan Portfolio Allocation	81.4%	18.6%
Equity Allocation	82.4%	17.2%
Distributable Earnings	$(193,407)	$4,924
Distributable Earnings Allocation	95.9%	2.4%
Personnel	108	334

The commercial mortgage market is largely bifurcated by loan size between "large balance" loans and LMM loans. Large balance commercial loans typically include those loans with original principal balances of at least $40 million and are primarily financed by insurance companies and commercial mortgage backed securities ("CMBS") conduits. LMM loans typically include those loans with original principal amounts of between $500,000 and $40 million and are primarily financed by community and regional banks, specialty finance companies and loans guaranteed under the SBA loan programs.

LMM loans are used by small businesses to purchase real estate used in their operations or by investors seeking to acquire small multifamily, office, retail, mixed use or warehouse properties. LMM loans represent a special category of commercial mortgage loans, sharing both commercial and residential mortgage loan characteristics. LMM loans are typically secured by first mortgages on commercial properties or other business assets, but because LMM loans are often correlated to local housing markets and economic environments, aspects of residential mortgage credit analysis are utilized in the underwriting process. Most LMM loans are amortizing on a schedule of up to 30 years.

Our investment decisions with respect to allocation of capital are dependent on prevailing market conditions and may change over time in response to opportunities available in different economic and capital market environments. As a result, we cannot predict the percentage of our equity that will be invested in any particular asset or strategy at any given time.

Our Loan Portfolio

As of December 31, 2025, our loan portfolio was $5.9 billion (excluding PPP loans) and was comprised of 8,931 loans diversified across 50 states and Europe, 96% of which were secured by senior liens and the remaining 4% of which were secured by subordinated liens.

The table below presents a summary of our loan assets.

(in thousands)	Segment	December 31, 2025			
		UPB	% of Total	Carrying Value	% of Total
Bridge	LMM Commercial Real Estate	$ 3,592,010	57.3 %	$ 3,440,902	58.3 %
Fixed rate	LMM Commercial Real Estate	712,058	11.4	706,511	12.0
Construction	LMM Commercial Real Estate	509,085	8.1	388,042	6.6
Freddie Mac	LMM Commercial Real Estate	20,181	0.3	20,500	0.3
Other	LMM Commercial Real Estate and Small Business Lending	283,007	4.5	253,276	4.3
SBA - 7(a)	Small Business Lending	1,153,143	18.4	1,096,073	18.5
Total		**$ 6,269,484**	**100.0 %**	**$ 5,905,304**	**100.0 %**

In the table above,
- The loan carrying value includes loan assets of consolidated variable interest entities ("VIEs") and is net of allowance.
- Loans with the "Other" classification are generally LMM acquired loans that have nonconforming characteristics for the Fixed rate, Bridge, Construction, or Freddie Mac classifications due to loan size, rate type, collateral or borrower criteria.
- Real estate, held for sale loans and mortgage servicing rights ("MSR") are excluded.

Loan origination leads come directly through our relationships with commercial real estate brokers, bank loan officers and mortgage brokers who refer leads to our loan officers. To a lesser extent, we also source loan leads through commercial real estate realtors, trusted advisors such as financial planners, lawyers, and certified public accountants and through direct-to-the-borrower transactions.

LMM Commercial Real Estate

As noted above, our LMM Commercial Real Estate segment consists of our LMM loan originations and acquisitions.

LMM Originations. We operate our LMM loan originations through ReadyCap Commercial. ReadyCap Commercial is a specialty-finance nationwide originator focused on originating commercial real estate mortgage loans through its agency multifamily and bridge loan programs. ReadyCap Commercial has been approved by Freddie Mac as one of 10 originators and servicers for multifamily loan products under the Freddie Mac SBL program. We also offer construction and permanent financing for the preservation and construction of affordable housing, primarily utilizing tax-exempt bonds through Ready Capital Affordable.

We originate LMM commercial loans generally ranging in initial principal amount of between $500,000 and $40 million, and typically with an average duration of approximately two to six years at origination. Our originations focus

on first mortgage loans which provide conventional LMM mortgage financing for the full life-cycle of LMM properties nationwide through the following programs and allocate capital across four products:

- *Construction.* Origination of loans and ownership of construction and pre-construction development loans that typically have a short-term maturity profile.

- *Bridge.* Loans for the acquisition of properties requiring more substantial expenditures for stabilization, secured by multifamily, office, retail, mixed use or warehouse properties. The loans are generally interest-only and have a typical initial maturity profile of two to four years.

- *Fixed rate.* Loans for the acquisition or refinancing of stabilized properties secured by multifamily, office, retail, mixed use or warehouse properties. The loans are typically amortizing and have maturities of five to 20 years.

- *Freddie Mac.* Origination of loans in initial principal amounts ranging from $1 million to $7.5 million secured by multifamily properties under the Freddie Mac SBL program and loans for developers/owners of multi-family affordable rental housing utilizing streamlined tax-exempt and taxable financing solutions. We sell qualifying loans to Freddie Mac, which, in turn, sells such loans to securitization structures.

The following table summarizes the loan features by product types.

	GROUND-UP	HEAVY TRANSITIONAL	LIGHT TRANSITIONAL		STABILIZING	STABILIZED			AFFORDABLE HOUSING
PRODUCT	**CONSTRUCTION**	**BRIDGE**	**BRIDGE-TO-PERM**	**BRIDGE-TO-AGENCY**	**STRUCTURED FIXED RATE**	**CMBS DIRECT**	**CORRESPONDENT AGENCY**	**FREDDIE MAC SBL**	**AFFORDABLE HOUSING**
LOAN PURPOSE	Construction Predevelopment Renovation Acquisition	Vacant Rehabilitation Adaptive Re-Use Renovation Value Add	Renovation Lease Up Rent Optimization Event Driven Bridge to Near Term Refinance		Final Lease Up Seasoning Lease Expiration Prepay Flexibility Mid-Term Refinance	Cash Out Term Refinance Interest Rate Arbitrage Bridge Refinance Permanent Acquisition/Recapitalization			Construction to Perm Private Loan Financing for Eventual LIHTC Takeout
LOAN SIZE	$15-75MM	$5-75MM $75MM+ Portfolios	$2-75MM $75MM+ Portfolios	$1-100MM	$2-45MM		$1-100MM	$1 - $7.5MM	$5MM+
MAX LEVERAGE	80% Loan-to-Cost				80% Loan-to-Value				90% Loan-to-Value
TERM	Typically, 2-3 Years Plus Extensions		Up to 3 Years Plus, Extensions	Up to 2 Years Plus, Extensions	2 – 10Years	5,7,10 Years	Up to 30 Years	5,7,10 Years Hybrid: 20 Years	Typically, 7+Years
PREPAYMENT	Spread maintenance; last 6 months open	Minimum Interest			Customized Declining Yield Maintenance	Defeasance Yield Maintenance	Declining Yield Maintenance		Defeasance Yield Maintenance
RATE TYPE	SOFR + Spread	Floating Rate Hybrid		Floating Rate Hybrid	Fixed Rate		Floating Rate Fixed Rate	Floating Rate Hybrid	Floating Rate Fixed Rate
PROPERTY TYPE	Multifamily Build-to-Rent Future availability to be announced	Multifamily, Industrial, Office, Self-Storage, Essential Retail	Multifamily	All Property Types		Multifamily			Multifamily Affordable

As of December 31, 2025, we have originated approximately $19.7 billion in LMM loans since Ready Capital's inception. As of December 31, 2025, the loans we originated had a 15.6% CAGR since inception in 2013 based on origination volume.

10

The chart below summarizes our annual LMM loan originations since 2023.

LMM Loan originations by Product Type (UPB in millions)

We finance our LMM loans primarily through term-match securitizations. The table below summarizes our originated LMM loan securitization activities.

(in millions)	Asset Class	Issuance	Bonds Issued	Weighted Average Debt Cost	December 31, 2025 Outstanding Balance
FRESB 2016-SB11	Originated agency multi-family	January 2016	110.0	2.8 %	3.6
FRESB 2016-SB18	Originated agency multi-family	July 2016	118.0	2.2 %	7.8
RCMT 2016-3	LMM Originated conventional	November 2016	162.1	3.4 %	9.7
FRESB 2017-SB33	Originated agency multi-family	June 2017	197.9	2.6 %	31.1
FRESB 2018-SB45	Originated agency multi-family	January 2018	362.0	2.8 %	86.2
RCMT 2018-4	LMM Originated conventional	March 2018	165.0	3.8 %	56.4
FRESB 2018-SB52	Originated agency multi-family	September 2018	505.0	2.9 %	186.9
FRESB 2018-SB56	Originated agency multi-family	December 2018	507.3	3.6 %	217.4
RCMT 2019-5	LMM Originated conventional	January 2019	355.8	4.1 %	77.7
RCMT 2019-6	LMM Originated conventional	November 2019	430.7	3.2 %	182.0
KCMT 2020-S3	LMM Originated conventional	September 2020	263.2	5.3 %	225.0
RCMF 2021-FL7	LMM Originated bridge	November 2021	927.2	SOFR+150 bps	444.1
RCMT 2022-7	LMM Originated conventional	April 2022	276.8	4.1 %	237.5
RCMF 2023-FL11	LMM Originated bridge	February 2023	586.0	SOFR+277 bps	239.3
RCMF 2023-FL12	LMM Originated bridge	June 2023	648.6	SOFR+314 bps	298.0
Total			$ 5,615.6	4.8 %	$ 2,302.7

We believe large banks are not focused on the LMM market and many smaller banks are focused on lending in specific geographies. We believe this fragmented market, combined with the portfolio expertise required to manage these loans, provides attractive origination and acquisition opportunities.

We expect to continue to source LMM loan originations through the following loan origination channels:

- *Direct and indirect lending relationships.* We generate loan origination leads directly through our relationships with commercial real estate brokers, bank loan officers and mortgage brokers that refer leads to our loan officers. To a lesser extent, we also source loan leads through commercial real estate realtors, trusted advisors such as financial planners, lawyers, and certified public accountants and through direct-to-the-borrower transactions.

- *Other direct origination sources.* From time to time, we may enter into strategic alliances and other referral programs with servicers, sub-servicers, strategic partners and vendors targeted at the refinancing of LMM loans.

LMM Acquisitions. Our LMM Commercial Real Estate segment also includes our acquired loans generally acquired through mergers and acquisitions as well as non-performing LMM loans acquired by us through proprietary loan reperformance programs.

Waterfall specializes in acquiring LMM loans that are sold by banks, including as part of bank recapitalizations or mergers, and from other financial institutions such as thrifts and non-bank lenders. Other sources of LMM loans include special servicers of large balance LMM ABS and CMBS trusts, the Federal Deposit Insurance Corporation ("FDIC"), as receiver for failed banks, servicers of non-performing SBA Section 7(a) Program loans, and Community Development Companies originating loans under the SBA 504 program, GSEs, and state economic development authorities. Over the last several years, our Manager has developed relationships with many of these entities, primarily banks and their advisors. In many cases, we are able to acquire LMM loans through negotiated transactions, at times partnering with acquiring banks or private equity firms in bank acquisitions and recapitalizations. We believe that Waterfall's experience, reputation and ability to underwrite LMM loans make it an attractive buyer for this asset class, and that its network of relationships will continue to produce opportunities for it to acquire LMM loans on attractive terms.

Competition for LMM loan asset acquisitions has been limited due to the special servicing expertise required to manage LMM loan assets due to the small size of each loan, the uniqueness of the real properties that collateralize the loans, licensing requirements, the high volume of loans needed to build portfolios, and the need to utilize residential mortgage credit analysis in the underwriting process. These factors have limited institutional investor participation in LMM loan acquisitions, which has allowed us to acquire LMM loans with attractive risk-adjusted return profiles.

The table below presents our acquired loan securitization activities.

(in millions)	Asset Class	Issuance	Bonds Issued	Weighted Average Debt Cost	December 31, 2025 Outstanding Balance
SCMT 2019-SBC8	LMM Acquired Loans	June 2019	306.5	2.9 %	100.1
SCMT 2021-SBC10	LMM Acquired Loans	May 2021	232.6	1.6 %	61.8
Total			$ 539.1	2.4 %	$ 161.9

Small Business Lending

We acquire, originate, and service owner-occupied loans guaranteed by the SBA under the SBA Section 7(a) Program through ReadyCap Lending's license, one of only 16 licensed non-bank SBLCs. In addition, we originate and service USDA loans through our subsidiary, ReadyCap Commercial, as well as originate and service small business loans through our subsidiary iBusiness Funding LLC. Only banks and approved non-bank lenders are eligible to originate loans in the SBA Section 7(a) Program, resulting in a highly fragmented market. We believe investor demand for pass-through securities backed by the guaranteed portions of SBA Section 7(a) Program loans has been strong because the principal and interest payments are guaranteed by the full faith and credit of the U.S. Government. For this reason, we believe that SBA participating lenders that have sold the guaranteed portions of SBA Section 7(a) Program loans in recent years have been able to recognize attractive gains.

The SBA was created out of the Small Business Act in 1953. The SBA's function is to protect the interests of small businesses. The SBA classifies a small business as a business that is organized for profit and is independently owned and operating primarily within the United States. The SBA qualifies small businesses based on specific size standards, generally defining them as for-profit, independently owned/operated, U.S.-based and owned by a US citizen or legal permanent resident. Eligibility depends on industry-specific standards—typically under 500 employees or less than $7.5 million in annual revenue, verified using the SBA Size Standards Tool.

The SBA supports small businesses by administering several programs that provide loan guarantees against default on qualified loans made to eligible small businesses. SBA Section 7(a) Program loans can be used for:

- Providing financing for start-up businesses;

- Acquiring, refinancing, or improving real estate and buildings;

- Short- and long-term working capital;

- Refinancing current business debt;

- Purchasing and installation of machinery and equipment, including AI-related expenses;

- Purchasing furniture, fixtures, and supplies;

- Changes of ownership (complete or partial); and

- Multiple purpose loans, including any of the above.

The maximum loan amount for an SBA Section 7(a) Program loan is $5 million. Key eligibility factors are based on what the business does to receive its income, its credit history, and where the business operates. The SBA typically guarantees 75% of qualified loans over $150,000 and 85% of qualified loans under $150,000.

Other SBA Section 7(a) Program key features include:

- Real estate loans have a 25 year maturity while all other loan purposes have a ten year maturity;

- Interest rates are negotiated between applicant and lender and are subject to maximums. The current maximums are i) For loans of $50,000 or less: Prime Rate plus 6.50% ii) For loans of $50,001 to $250,000: Prime Rate plus 6.00% iii) For loans of $250,001 to $350,000: Prime Rate plus 4.50% iv) For loans of $350,001 and greater: Prime Rate plus 3.00%;

- The guaranty fee is based on the loan's maturity and dollar amount guaranteed. The lender initially pays the guaranty fee and has the option to pass the expense on to the borrower at closing. For loans with a maturity that exceeds 12 months, the upfront fees are: i) For loans of $150,000 or less: 2.00% of the guaranteed portion of the loan ii) For loans of $150,001 to $700,000: 3.00% of the guaranteed portion of the loan iii) For loans of $700,001 to $5,000,000: 3.50% of the guaranteed portion of the loan up to and including $1,000,000, plus 3.75% of the guaranteed portion over $1,000,000;

- The adjusted FY 2026 Lender's Annual Service Fee will be 0.55% of the outstanding balance of the guaranteed portion of each loan. This includes 7(a) Working Capital Pilot (WCP) loans. Lenders may not pass the Lender's Annual Service Fee on to the Borrower; and

- A personal guarantee is required from all owners holding 20% or more of the equity of the business. Lenders can require personal guarantees of owners with less than 20% ownership.

The illustration below presents our return on equity related to the SBA Section 7(a) Program generated through the retained yield on the unguaranteed principal balance and sale premium and retained servicing on the guaranteed principal balance.


75% Guaranteed
25% Unguaranteed & Retained
Guaranteed portion sold at premium. (Premiums over 10% are split 50/50 with SBA)
or
Guaranteed portion sold at par
Interest income is earned on the retained portion of the loan
The premium paid by purchaser is immediate income to us. A 1% annual servicing fee is retained.
When sold at par, service fee will be in excess of 1.0% and all of the fee is retained.

We have originated approximately $4.7 billion in SBL loans since our program's inception in mid-2015.

The table below presents our SBL loan portfolio by delinquency status.

	December 31, 2025			
(in thousands)	UPB	% of Total	Carrying Value [1]	% of Total
Current	$ 1,082,717	90.2 %	$ 1,052,253	93.5 %
30 - 59 days past due	21,722	1.8	20,673	1.8
60+ days past due	88,617	7.4	46,951	4.2
Bankruptcy/ Foreclosure	7,461	0.6	5,494	0.5
Total	$ 1,200,517	100.0 %	$ 1,125,371	100.0 %

(1) Includes loan assets of consolidated VIEs and is net of allowance.

The table below presents information on our sales of originated SBA Section 7(a) Program loans.

(in thousands)	Proceeds Received for Sale of Guaranteed Portion of Loans	UPB Sold	Net Proceeds	Weighted Average Sales Premium [1]
Q1 2023	$ 81,315	$ 74,252	$ 7,063	9.5 %
Q2 2023	106,825	97,879	8,946	9.1
Q3 2023	98,868	90,965	7,903	8.7
Q4 2023	107,273	98,525	8,748	8.9
Q1 2024	149,303	135,392	13,911	10.3
Q2 2024	189,471	170,663	18,808	11.0
Q3 2024	280,341	254,285	26,056	10.2
Q4 2024	232,678	210,718	21,960	10.4
Q1 2025	279,816	254,035	25,781	10.1
Q2 2025	133,186	121,230	11,956	9.9
Q3 2025	141,649	129,659	11,990	9.2
Q4 2025	133,218	121,363	11,855	9.8
Total	$ 1,933,943	$ 1,758,966	$ 174,977	9.9 %

(1) Weighted average sales premiums are net after sharing any premiums above 10% with the SBA

The table below presents our securitization activities on the unguaranteed retained portion of our SBA Section 7(a) Program loans.

					December 31, 2025
(in millions)	Asset Class	Issuance	Bonds Issued	Weighted Average Debt Cost	Outstanding Balance
RCLT 2019-2	SBA 7(a) Loans	December 2019	131.0	SOFR+250 bps	6.4
RCLT 2023-3	SBA 7(a) Loans	July 2023	132.0	Lesser of 30 day Avg SOFR or Prime+0.07%	63.5

In addition, we actively participated in the Paycheck Protection Program (the "PPP") through the Treasury and SBA prior to its termination in May 2021. PPP loans have: (a) an interest rate of 1.0%, (b) a five-year loan term to maturity for loans made on or after June 5, 2020 (loans made prior to June 5, 2020 have a two-year term, however, borrowers and lenders may mutually agree to extend the maturity for such loans to five years); and (c) principal and interest payments deferred for six months from the date of disbursement. The SBA guaranteed 100% of the PPP loans made to eligible borrowers. The entire principal amount of the borrower's PPP loan, including any accrued interest, was eligible to be reduced by the loan forgiveness amount under the PPP. These loans also earned an origination fee of 1% to 5%, depending on the loan size.

FINANCING STRATEGY

We finance the loans we originate through securitizations and other borrowings.

LMM securitization structures are non-recourse and typically provide debt equal to 50% to 90% of the cost basis of the assets. Non-performing LMM ABS involve liquidating trusts with liquidation proceeds used to repay senior debt. Performing LMM ABS involve longer-duration trusts with principal and interest collections allocated to senior debt and losses on liquidated loans to equity and subordinate tranches. Our strategy includes continuing to finance our assets through the securitization market, which will allow us to match fund the LMM loans pledged as collateral in an effort to secure these securitizations on a long-term non-recourse basis.

We anticipate using other borrowings as part of our financing strategy, including re-securitizations, repurchase agreements, warehouse facilities, bank credit facilities (including term loans and revolving facilities), and equity and debt issuances.

Our financing agreements require us to maintain a debt-to-equity leverage ratio at certain levels. The amount of leverage we may employ for particular assets will depend upon the availability of particular types of financing and Waterfall's assessment of the credit, liquidity, price volatility and other risks of those assets and financing counterparties. We intend to use leverage for the primary purpose of financing our portfolio and not for the purpose of speculating on changes in interest rates. We may, however, be limited or restricted in the amount of leverage we may employ by the terms and provisions of any financing or other agreements that we may enter into in the future, and we may be subject to margin calls as a result of its financing activity.

As of December 31, 2025, we had a total leverage ratio of 3.5x and recourse leverage ratio of 1.6x. Our operating segments have different levels of recourse debt according to the differentiated nature of each segment. Our LMM Commercial Real Estate and Small Business Lending segments have recourse leverage ratios of 0.5x and 0.2x, respectively. The remaining recourse leverage ratio is from our corporate debt offerings.

HEDGING STRATEGY

Subject to maintaining our qualification as a REIT, we may use derivative financial instruments (or hedging instruments), including interest rate swap agreements, interest rate cap agreements, options on interest rate swaps, or swaptions, financial futures, structured credit indices, and options in an effort to hedge the interest rate and credit spread risk associated with the financing of our portfolio. Specifically, we attempt to hedge our exposure to potential interest rate mismatches between the interest we earn on our assets and our borrowing costs caused by fluctuations in short-term interest rates, and we intend to hedge our LMM loan originations from the date the interest rate is locked until the loan is included in a securitization. We also use derivative instruments to limit our exposure to changes in currency rates in respect of certain investments denominated in foreign currencies.

In utilizing leverage and interest rate hedges, our objectives include, where desirable, locking in, on a long-term basis, a spread between the yield on our assets and the cost of our financing in an effort to improve returns to our stockholders. We aim to hedge our originated loan inventory pending securitization with respect to changes in securitization liability cost resulting from both changes in benchmark treasuries and credit spreads. Hedges are periodically re-balanced to match expected duration of the securitization and are closed at securitization issuance with the resulting gain or loss allocated to the retained basis in the securitization with the objective of protecting the yield for the aforementioned changes in securitization liabilities.

COMPETITION

We compete with numerous regional and community banks, specialty-finance companies, savings and loan associations and other entities, and we expect that others may be organized in the future. Additional REITs and other institutions may increase competition for the available supply of LMM and SBL assets suitable for purchase, which may cause the price for such assets to rise. Additionally, greater originations and supply of LMM and SBL loans by our competitors may result in a reduction of interest rates on these loans. In the face of this competition, we expect Waterfall's professionals and their industry expertise to provide us a competitive advantage in sourcing transactions and help us assess acquisition and origination risks and determine appropriate pricing for potential assets. Due to the special servicing expertise needed to effectively manage these assets, the small average size of each loan, the uniqueness of the real properties that collateralize the loans and the need to bring residential mortgage credit analysis into the underwriting process, we expect a restrained competitive demand for these assets. We seek to manage credit risk through our loan-level pre-origination or pre-acquisition due diligence and underwriting processes, which aims to mitigate the amount of potential realized losses. However, we may not be able to achieve our business goals or expectations due to competitive risks. For additional information concerning these competitive risks, see "Item 1A - Risk Factors – Risks Related to Our Business – New entrants in the market" for risks related to LMM loans that could adversely impact our ability to acquire loans at attractive prices and originate LMM loans at attractive risk-adjusted returns.

CORPORATE GOVERNANCE

Our Board has adopted guidelines which addresses processes and procedures used to manage company affairs and includes the structure and balance of power between management and the Board. These Corporate Governance Guidelines include the composition of our Board, its functions and responsibilities, its standing committees, director qualification standards, access to management and independent advisors, director compensation, management succession, director orientation and continuing education and the annual performance evaluation and review of our Board and committees. In accordance with NYSE's independence standards, a majority of the directors serving on our

Board are independent. The Audit, Nominating and Corporate Governance and Compensation Committees of our Board are composed exclusively of independent directors.

We strive to maintain a workplace with the highest ethical standards of professional conduct in all business relationships which include:

- Adopting a Code of Ethics, which covers a wide range of business practices and procedures, that applies to our officers, directors, employees, if any, and independent contractors, to Waterfall and Waterfall's officers and employees, and to any of our affiliates or affiliates of Waterfall, and such affiliates' officers and employees, who provide services to us or Waterfall with respect to our Company. Covered persons may raise, on a confidential basis, potential violations of the Code of Ethics with the Chief Compliance Officer (as defined in the Code of Ethics).

- Implementing a Whistleblowing Policy for accounting and auditing matters that sets forth procedures by which any covered persons may raise, on a confidential basis, concerns regarding, among other things, any questionable or unethical accounting, internal accounting controls or auditing matters with our Audit Committee.

- Adopting an Insider Trading Policy for Trading in the Securities of our Company (the "Insider Trading Policy"), that governs the purchase or sale of our securities by any of our directors, officers, and associates (as defined in the Insider Trading Policy), if any, and independent contractors, as well as officers and employees of Waterfall and our officers, employees and affiliates, and that prohibits any such persons from buying or selling our securities on the basis of material non-public information.

HUMAN CAPITAL MANAGEMENT

We are managed by Waterfall pursuant to the management agreement. Our Chief Financial Officer, Chief Operating Officer and Chief Credit Officer are dedicated exclusively to us, along with several of Waterfall's accounting, finance, legal and informational technology professionals who are also dedicated primarily to us. We or Waterfall may in the future hire additional personnel that may be dedicated to our business. Waterfall is not obligated under the management agreement to dedicate any of its personnel exclusively to our business, other than our Chief Financial Officer and an accounting professional, nor is it or its personnel obligated to dedicate any specific portion of its or their time to our business. Accordingly, with the exception of our Chief Financial Officer, Chief Operating Officer and Chief Credit Officer, our executive officers are not required to devote any specific amount of time to our business. We are responsible for the costs of our own employees. In our recruitment efforts, we strive to have a diverse group of candidates to consider for roles and aim to both attract and retain exceptionally skilled employees though a culture designed to foster and encourage performance, integrity, and inclusion. Waterfall and our Company invest heavily in developing and supporting our employees throughout their careers and are committed to ensuring that they are engaged both professionally and socially as we believe our people are the foundation of our success. We encourage the professional development of our employees through regular in-person trainings and online learning resources and strive to maintain a work environment that fosters professionalism, high standards of business ethics, teamwork and cooperation. As of December 31, 2025, the Company had 442 full-time employees, excluding employees related to our discontinued operations. The majority of our Company's employees are employed by our Company's subsidiaries. We do not have, or expect to have, our own employees, as our management team is designated by Waterfall. Our corporate headquarters are located at 1251 Avenue of the Americas, 50th Floor, New York, NY 10020, and our telephone number is (212) 257-4600.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Set forth below are the name, age, positions with our Company and Waterfall and certain biographical information for our executive officers and other key personnel.

Thomas E. Capasse, 68 is our Chairman of the Board, Chief Executive Officer and Chief Investment Officer. He is a Manager and co-founder of Waterfall. Prior to founding Waterfall, Mr. Capasse managed the principal finance groups at Greenwich Capital from 1995 until 1997, Nomura Securities from 1997 until 2001, and Macquarie Securities from 2001 until 2004. Mr. Capasse has significant and long-standing experience in the securitization market as a founding member of Merrill Lynch's ABS Group (1983 – 1994) with a focus on MBS transactions (including the initial Subprime Mortgage and Manufactured Housing ABS) and experience in many other ABS sectors. Mr. Capasse began his career as a fixed income analyst at Dean Witter and Bank of Boston. Mr. Capasse received a Bachelor of Arts degree in Economics from Bowdoin College in 1979.

Jack J. Ross, 68 is our President and a member of our Board. He is a Manager and co-founder of Waterfall. Prior to founding Waterfall in January 2005, Mr. Ross was the founder of Licent Capital, a specialty broker/dealer for intellectual property securitization. From 1987 until 1999, Mr. Ross was employed by Merrill Lynch where he managed the real estate finance and ABS groups. Mr. Ross began his career at Drexel Burnham Lambert where he worked on several of the early ABS transactions and at Laventhol & Horwath where he served as a senior auditor. Mr. Ross received a Master of Business Administration degree in Finance with distinction from the University of Pennsylvania's Wharton School of Business in 1984 and a Bachelor of Science degree in Accounting, cum laude, from the State University of New York at Buffalo in 1978.

Andrew Ahlborn, 42 is our Chief Financial Officer. Mr. Ahlborn joined Waterfall in 2010 and was previously our Controller. Prior to joining Waterfall, he worked in Ernst & Young, LLP's Financial Services Office. Mr. Ahlborn received a Bachelor of Science degree in Accounting from Fordham University's Gabelli School of Business and a Master of Business Administration through Columbia Business School. He is a licensed Certified Public Accountant in New York.

Dominick Scali, 45 has been our Chief Credit Officer since February 2026. Mr. Scali has been a Managing Director and Co-Head of Bridge Lending with the Company since 2015. Prior to that, he was head of credit and underwriting for Doral Bank's national bridge lending platform and held positions in credit and originations at Anglo Irish bank. He began his career at Citigroup working within Citibank's affordable housing department. Mr. Scali holds a B.A. from Columbia University.

Gary T. Taylor, 66 was our Chief Operating Officer until February 2026. Prior to joining our Company, Mr. Taylor served as President and Chief Operating Officer of Newtek Business Credit from May 2015 to March 2019. From 2013 to 2015, Mr. Taylor was Managing Director at Brevet Capital Management, and before that he was Chief Operating Officer of CIT Small Business Lending from 2007 to 2013. Earlier in his career, Mr. Taylor held numerous roles within the financial services industry including Lehman Brothers, Moody's Investors Service, AT&T Capital Corporation, Resolution Trust Corporation, First Chicago Bank & Trust, and Chase Manhattan Bank. Mr. Taylor received a Bachelor of Science degree, with Honors, in Business from Florida A&M University.

Adam Zausmer, 48 was our Chief Credit Officer until February 2026. Prior to joining Waterfall in 2013, Mr, Zausmer was a Senior Underwriter with JPMorgan Chase's Commercial Term Lending business. Prior to JPMorgan Chase, he was a Vice President on the Credit Risk Management team at Credit Suisse. Mr. Zausmer began his career as a Management Associate within Citigroup's Global Shared Services division and transitioned to the Residential Real Estate business as a Senior Credit Risk Analyst. Mr. Zausmer received a Bachelor of Science degree in Business Administration from the University of Buffalo in 1999 and a Master of Science degree in Real Estate from New York University in 2007.

RECENT DEVELOPMENTS
We completed the sale of 27 loans totaling $597.3 million across 2 transactions for expected net proceeds of $130.7 million after financing payments.

In February of 2026, we repaid in full our 5.75% Senior Notes due 2026 upon the maturity of such notes.

AVAILABLE INFORMATION
We maintain a website at www.readycapital.com and will make available, free of charge, on our website (a) our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (including any amendments thereto), proxy statements and other information (collectively, "Company Documents") filed with, or furnished to, the SEC, as soon as reasonably practicable after such documents are so filed or furnished, (b) our Corporate Governance Guidelines, (c) our Director Independence Standards, (d) our Code of Conduct and Ethics and (e) written charters of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of our Board. Company Documents filed with, or furnished to, the SEC are also available for review and copying by the public at the SEC's website at www.sec.gov. We provide copies of our Corporate Governance Guidelines and Code of Conduct and

Ethics, free of charge, to stockholders who request such documents. Requests should be directed to Jacques Cornet, ICR, Inc., at 685 Third Avenue, 2nd Floor, New York, NY 10017.

Item 1A. Risk Factors

Our business and operations are subject to a number of risks and uncertainties, the occurrence of which could adversely affect our business, financial condition, consolidated results of operations and ability to make distributions to stockholders and could cause the value of our capital stock to decline. The risks and uncertainties described below are not the only ones we face but do represent those risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

Risks Related to Our Business

Difficult conditions in the mortgage, residential and commercial real estate markets, or in the financial markets and the economy generally, including market volatility, inflation and geopolitical tensions, may cause us to experience market losses related to our holdings, and there is no assurance that these conditions will improve in the near future.

Our results of operations are materially affected by conditions in the mortgage market, the residential and commercial real estate markets, the financial markets and the economy generally. Difficult market conditions, as well as inflation, energy costs, geopolitical issues, health epidemics and outbreaks of contagious diseases, unemployment and the availability and cost of credit, can contribute to increased volatility and diminished expectations for the economy and markets. The U.S. mortgage market has experienced, in the past, a variety of difficulties and challenging economic conditions, including defaults, credit losses and liquidity concerns. Certain commercial banks, investment banks, insurance companies, and mortgage-related investment vehicles (including publicly traded mortgage REITs) have incurred extensive losses from exposure to mortgage markets as a result of these difficulties and conditions. Disruptions in mortgage markets negatively impact new demand for real estate. Further, disruptions in the broader financial markets, including the occurrence of unforeseen or catastrophic events such as the effects of widespread health emergencies, geopolitical tensions or terrorist attacks, could adversely affect our business and operations. Any such disruption could adversely impact our ability to raise capital, cause increases in borrower defaults and decreases in the value of our assets, cause continued interest rate volatility and movements that could make obtaining financing or refinancing our debt obligations more challenging or more expensive, and could lead to operational difficulties that could impair our ability to manage our business. A deterioration of the LMM or LMM ABS markets or the broader financial markets may cause us to experience losses related to our assets and to sell assets at a loss. Our profitability may be materially adversely affected if we are unable to obtain cost effective financing. Volatility and deterioration in the LMM and LMM ABS markets as well as the broader financial markets may adversely affect the performance and fair market values of our LMM loan and LMM ABS assets and may adversely affect our results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our stockholders.

Periods of higher inflation in the U.S. may have an adverse impact on the valuation of our investments.

Many factors, including heightened competition for workers, supply chain issues, the relocation of foreign production and manufacturing businesses to the U.S., increased tariffs, and rising energy and commodity prices could lead to increasing wages and other economic inputs and result in higher than normal inflation. Inflation can negatively impact the profitability of real estate assets with long-term leases that do not provide for short-term rent increases or that provide for rent increases with a lower annual percentage increase than inflation. Continued levels of inflation, particularly at higher levels, may have an adverse impact on the valuation of our investments.

We anticipate a significant portion of our investments will be in the form of LMM loans that are subject to risks, such as credit risk.

A loan is considered to be performing if the borrower is current on all contractual payments due for principal and interest during the most recent 90 days. We consider a loan to be non-performing if the borrower does not meet the criteria of a performing loan. Non-performing LMM loans are subject to increased risks of credit loss for a variety of reasons, including, the underlying property is too highly-leveraged or the borrower has experienced financial distress. Non-performing LMM loans may require a substantial amount of workout negotiations and/or restructuring, which may divert our attention from other activities and entail, among other things, a substantial reduction in the interest rate or capitalization of past due interest. However, even if restructurings are successfully accomplished, risks still exist that borrowers will not be able or willing to maintain the restructured payments or refinance the restructured mortgage upon maturity. Additional risks inherent in the acquisition of non-performing LMM loans include undisclosed claims, undisclosed tax liens that may have priority, higher legal costs and greater difficulties in determining the value of the underlying property.

As of December 31, 2025, the weighted average loan-to-value ("LTV") on the originated portfolio was 76.0%. The weighted average LTV on our acquired loans was 97.4% as of December 31, 2025. LTV is calculated by dividing the current UPB by the most recent collateral value received. The most recent value for performing loans is often the third-party as-is valuation utilized during the original underwriting process. If such LMM loans with higher LTV ratios become delinquent, we may experience greater credit losses compared to lower-leveraged properties.

Disruptions in the financial and banking sectors may adversely impact our access to capital and our cost of borrowing, which could adversely affect us, our business or our results of operations.

We finance the acquisition of a significant portion of our commercial loans, MBS and other assets with our repurchase agreements, credit facilities, and other financing agreements. Disruptions and uncertainty in the financial and banking sectors, including due to regional bank failures or decreased consumer confidence in the banking system, may hinder our ability to access capital on reasonable terms or at all. The U.S. and global financial and banking sectors have at times experienced periods of increased turmoil and volatility and may experience similar periods of disruption in the future due to factors beyond our control. Such periods of increased turmoil and volatility may adversely impact liquidity in the financial markets and make financings less attractive or, in some cases, unavailable. If our financing counterparties become capital constrained, tighten their lending standards or become insolvent, they may be unable or unwilling to fulfill their commitments to us. Although our financing counterparties are primarily large national banks, a material disruption to the banking system and financial markets could result in liquidity issues across the sector, which could adversely impact our access to capital and our cost of borrowing and adversely affect us, our business or our results of operations.

The lack of liquidity of our assets may adversely affect our business, including our ability to value and sell our assets.

A portion of the LMM loans and ABS assets we own may be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. Our real estate investments, including any properties acquired by us through foreclosure, are relatively illiquid and difficult to buy and sell quickly. The illiquidity of our assets may make it difficult for us to sell such assets if the need or desire arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less value than the value at which we have previously recorded our assets. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

Our and Waterfall's due diligence of potential LMM loans and ABS assets may not reveal all of the liabilities associated with and other combined weaknesses in such LMM loans and ABS assets, which could lead to investment losses.

Before making an investment, we and Waterfall calculate the level of risk associated with the LMM loan to be acquired or originated based on several factors which include the following: (i) a complete review of the seller's data files, including data integrity, compliance review and custodial file review; (ii) rent rolls and other property operating data; (iii) personal credit reports of the borrower and owner and/or operator; (iv) property valuation review; (v) environmental review; and (vi) tax and title search. In making the assessment and otherwise conducting customary due diligence, we will employ standard documentation requirements and require appraisals prepared by local independent third-party appraisers. Additionally, we will seek to have sellers provide representations and warranties on LMM loans we acquire, and if we are unable to obtain representations and warranties, we will factor the increased risk into the price we pay for such loans. Despite our review process, there can be no assurance that our due diligence process will uncover all relevant facts or that any investment will be successful. Our financial condition and results of operations could be negatively impacted to the extent we rely on information that is misleading, inaccurate or incomplete.

The use of underwriting guideline exceptions in the LMM loan origination process may result in increased delinquencies and defaults.

Although LMM loan originators generally underwrite mortgage loans in accordance with their pre-determined loan underwriting guidelines, from time to time and in the ordinary course of business, originators, including the Company, will make exceptions to these guidelines. On a case-by-case basis, our underwriters may determine that a prospective borrower that does not strictly qualify under our underwriting guidelines warrants an underwriting exception, based upon compensating factors. Compensating factors may include, without limitations, a lower LTV ratio, a higher debt coverage ratio, experience as a real estate owner or investor, borrower net worth or liquidity, stable employment, longer length of time in business and length of time owning the property. Loans originated with exceptions may result in a higher number of delinquencies and defaults, which could have a material and adverse effect on our business, results of operations and financial condition.

Deficiencies in appraisal quality in the mortgage loan origination and acquisition process may result in increased principal loss severity.

During the mortgage loan underwriting process, appraisals are generally obtained on the collateral underlying each prospective mortgage. The quality of these appraisals may vary widely in accuracy and consistency. The appraiser may feel pressure from the broker or lender to provide an appraisal in the amount necessary to enable the originator to make the loan, whether or not the value of the property justifies such an appraised value. Inaccurate or inflated appraisals may result in an increase in the severity of losses on the mortgage loans, which could have a material and adverse effect on our business, results of operations and financial condition.

Changing market conditions may make it more difficult to analyze potential investment opportunities for our portfolio of assets.

Our success will depend, in part, on our ability to effectively analyze potential acquisition and origination opportunities in order to assess the level of risk-adjusted returns that we should expect from any particular investment. To estimate the value of a particular asset, we may use historical assumptions that may or may not be appropriate during a declining real estate market or contractions in the general economy. To the extent that we use historical assumptions that are inappropriate under current market conditions, we may overpay for an asset or acquire an asset that it otherwise might not acquire, which could have a material and adverse effect on our results of operations and our ability to make distributions to our stockholders.

In addition, as part of our overall portfolio risk management, we will analyze interest rate changes and prepayment trends separately and collectively to assess their effects on our portfolio of assets. In conducting our analysis, we will depend on certain assumptions based upon historical trends with respect to the relationship between interest rates and prepayments under normal market conditions. Disruptions in the mortgage market or other developments may change the way that prepayment trends respond to interest rate changes, which may adversely affect our ability to assess the market value of our portfolio of assets, implement our hedging strategies or implement techniques to reduce our prepayment rate volatility. If our estimates prove to be incorrect or our hedges do not adequately mitigate the impact of changes in interest rates or prepayments, we may incur losses that could materially and adversely affect our financial condition, results of operations and our ability to make distributions to our stockholders.

Any costs or delays involved in the completion of a foreclosure or liquidation of the underlying property may further reduce proceeds from the property and may increase the loss.

It is possible that we may find it necessary or desirable to foreclose on certain loans we acquire or originate, and the foreclosure process may be lengthy and expensive. Borrowers may resist mortgage foreclosure actions by asserting numerous claims, counterclaims and defenses against us including, without limitation, numerous lender liability claims and defenses, even when such assertions may have no basis in fact, in an effort to prolong the foreclosure action and force us into a modification of the loan or a favorable buy-out of the borrower's position. In some states, foreclosure actions can sometimes take several years or more to litigate. At any time prior to or during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure actions and further delaying the foreclosure process. Foreclosure may create a negative public perception of the related mortgaged property, resulting in a decrease in its value. Even if we are successful in foreclosing on an loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Furthermore, any costs or delays involved in the completion of a foreclosure of the loan or a liquidation of the underlying property will further reduce the proceeds and thus increase the loss. Any such reductions could materially and adversely affect the value of the commercial loans in which we invest and, therefore, could have a material and adverse effect on our business, results of operations and financial condition.

Real estate properties acquired through foreclosure subject us to additional risks associated with owning real estate.

We have acquired real estate properties through foreclosure, which exposes us to additional risks, including, but not limited to, the following:

- facing difficulties in integrating these properties with our existing business operations;

- incurring costs to carry, and in some cases make repairs or improvements, which results in additional expenses and requires additional liquidity that could exceed our original estimates and impact our operating results;

- being unable to realize sufficient amounts from sales of the properties to avoid losses;

- being unable to sell properties, which are not liquid assets, in a timely manner, or at all, when we need to increase liquidity;

- properties being acquired with one or more co-owners (called tenants-in-common) where development or sale requires written agreement or consent by all; without timely agreement or consent, we could suffer a loss from being unable to develop or sell the property;

- maintaining occupancy of the properties;

- controlling operating expenses;

- coping with general and local market conditions;

- complying with changes in laws and regulations pertaining to taxes, use, zoning and environmental protection;

- possible liability for injury to persons and property;

- possible uninsured losses related to environmental events such as earthquakes, floods or mudslides; and

- possible liability for environmental remediation.

If any of our properties incurs a vacancy, it could be difficult to sell or re-lease.

One or more of our properties may incur a vacancy by either the continued default of a tenant under its lease or the expiration of one of our leases. Certain of our properties may be specifically suited to the particular needs of a tenant (e.g., a retail bank branch or distribution warehouse), and major renovations and expenditures may be required in order for us to re-lease vacant space for other uses. We may have difficulty obtaining a new tenant for any vacant space we have in our properties. If the vacancy continues for a long period of time, we may suffer reduced revenues, impacting our ability to make distributions to our stockholders. In addition, the resale value of a property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.

Our properties may be subject to impairment charges.

We will periodically evaluate our real estate investments for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure.

For example, the early termination of, or default under, a lease by a tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make an adjustment to the net carrying value of the property, which could have a material adverse effect on our results of operations in the period in which the impairment charge is recorded.

We could face potential adverse effects from tenant defaults, bankruptcies or insolvencies.

The bankruptcy of our tenants may adversely affect the income generated by our properties. If one of our tenants files for bankruptcy, we generally cannot evict the tenant solely because of such bankruptcy. In addition, a bankruptcy court could authorize a bankrupt tenant to reject and terminate its lease with us. In such a case, our claim against the tenant for unpaid and future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease, and it is unlikely that a bankrupt tenant would pay full amounts owed under the lease. Any shortfall resulting from the bankruptcy of one or more of our tenants could adversely affect our cash flow and results of operations.

Any mezzanine loan assets we may purchase or originate may involve greater risks of loss than senior loans secured by income-producing properties.

We may originate or acquire mezzanine loans, which take the form of subordinated loans secured by second mortgages on the underlying property or loans secured by a pledge of the ownership interests of either the entity owning the property or a pledge of the ownership interests of the entity that owns the interest in the entity owning the property. These types of assets involve a higher degree of risk than long-term senior mortgage lending secured by income producing real property because the loan may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity or the assets of the entity may not be sufficient to satisfy its mezzanine loan. If a borrower defaults on any mezzanine loan we may purchase or originate, or debt senior to any such loan, or in the event of a borrower bankruptcy, such mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our initial expenditure. In addition, mezzanine loans may have higher LTV ratios than conventional mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal. Significant losses related to any mezzanine loans we may purchase or originate would result in operating losses for us and may limit our ability to make distributions to our stockholders.

We may be exposed to environmental liabilities with respect to properties to which we take title, which may in turn decrease the value of the underlying properties.

In the ordinary course of our business, we could be subject to environmental liabilities with respect to properties to which we take title. In such a circumstance, we may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity, and results of operations could be materially and adversely affected. In addition, an owner or operator of real property may become liable under various federal, state and local laws, for the costs of removal of certain hazardous substances released on its property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of hazardous substances may adversely affect an owner's ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of an underlying property becomes liable for removal costs, the ability of the owner to make debt payments may be reduced, which in turn may adversely affect the value of the relevant mortgage-related assets held by us.

Investments outside the United States that are denominated in foreign currencies subject us to foreign currency risks and to the uncertainty of foreign laws and markets, which may adversely affect our distributions and our REIT status.

Our investments outside the United States denominated in foreign currencies subject us to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. As a result, changes in exchange rates of any such foreign currency to U.S. dollars may affect our income and distributions and may also affect the book value of our assets and the amount of stockholders' equity. In addition, these investments subject us to risks of multiple and conflicting tax laws and regulations, other laws and regulations that may make foreclosure and the exercise of other remedies in the case of default more difficult or costly compared to U.S. assets, and political and economic instability abroad. Any such factors could adversely affect our receipt of returns on and distributions from these investments.

Changes in foreign currency exchange rates used to value a REIT's foreign assets may be considered changes in the value of the REIT's assets. These changes may adversely affect our status as a REIT. Further, bank accounts in foreign currency which are not considered cash or cash equivalents may adversely affect our status as a REIT.

Significant movements in foreign currency exchange rates or change in monetary policy could affect our investments and may harm our financial results.

We are exposed to fluctuations in foreign currency exchange rates, particularly with respect to the Euro ("EUR") and the Pound Sterling ("GBP"). Any significant change in the value of the currencies of the countries in which we do business could have a material adverse effect on our business, financial condition and results of operations. For example, geopolitical tensions and changes in monetary policies have caused increased volatility in global currency exchange rates and future adverse consequences arising from such events may include continued volatility in exchange rates. We currently hold, and may acquire in the future, investments that are denominated in GBP and EURs (including loans secured by assets located in the United Kingdom or Europe), as well as equity interests in real estate properties located in Europe. Our assets and liabilities denominated in GBP may be subject to increased risks related to these currency rate fluctuations and our net assets in U.S. dollar terms may decline. Currency volatility may mean that our assets and liabilities are adversely affected by market movements and may make it more difficult, or more expensive, for us to execute appropriate currency hedging policies.

Our loans are dependent on the ability of the commercial property owner to generate net income from operating the property, which may result in the inability of such property owner to repay a loan, as well as the risk of foreclosure.

Our loans are generally secured by multifamily, office, retail, mixed use, commercial or warehouse properties and are subject to risks of delinquency, foreclosure and loss that may be greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is primarily dependent upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income-producing property can be adversely affected by, but not limited to, the following:

- tenant mix;

- success of tenant businesses;

- property management decisions;

- property location, condition and design;

- competition from comparable types of properties;

- changes in national, regional or local economic conditions and/or specific industry segments;

- declines in regional or local real estate values;

- declines in regional or local rental or occupancy rates;

- increases in interest rates, real estate tax rates and other operating expenses;

- costs of remediation and liabilities associated with environmental conditions;

- the potential for uninsured or underinsured property losses;

- changes in governmental laws and regulations, including fiscal policies, zoning ordinances and environmental legislation and the related costs of compliance; and

- acts of God, terrorism, pandemics and other health crises and natural disasters, social unrest and civil disturbances.

When a borrower experiences significant financial difficulties impacting the borrower's ability to repay a loan, we may in certain situations grant concessions for a period of time to such borrowers that we would not otherwise consider. These modified terms may include interest rate reductions, principal forgiveness, term extensions, other-than-insignificant payment delay and payment in Paid-In-Kind ("PIK") interest rather than cash interest payments. Such modified terms are intended to minimize our economic loss and to avoid foreclosure or repossession of collateral. These loan modifications may impact our liquidity and make us more reliant upon financing strategies to meet potential cash requirements. For a detailed discussion of our loan modifications, see "Notes to Consolidated Financial Statements, Note 6 – Loans and Allowance for Credit Losses" included in Item 8, "Financial Statements and Supplementary Data," in this Form 10-K.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations and limits the amount available for distribution to our stockholders. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure can be an expensive and lengthy process and foreclosing on certain properties where we directly hold the mortgage loan, and the borrower continues to default, could result in actions that could be costly to our operations, in addition to having a substantial negative effect on our anticipated return on the foreclosed mortgage loan.

Future pandemics and epidemics may adversely affect our borrowers, the real estate industry and global markets, and our business and operations, financial condition, results of operations, liquidity and capital resources.

Future outbreaks of highly infectious diseases could materially and adversely impact the value of our assets, our business, financial condition and results of operations and cash flows, and both our and Waterfall's ability to operate successfully. Such outbreaks and the actual and potential restrictions intended to prevent and mitigate such outbreaks could impact our business in the following ways:

- to the extent the value of commercial real estate declines, which would also likely negatively impact the value of the loans we own, we could become subject to additional margin calls under our repurchase agreements;

- our ability to continue to satisfy any additional margin calls from our lenders and to the extent we are unable to satisfy any such margin calls, any acceleration of our indebtedness, increase in the interest rate on advanced funds, termination of our ability to borrow funds from them, or foreclosure by our lenders on our assets;

- difficulty accessing debt and equity capital on attractive terms, or at all;

- a severe disruption and instability in the financial markets or deteriorations in credit and financing conditions may jeopardize the solvency and financial wherewithal of counterparties with whom we do business, including our borrowers and could affect our or our counterparties' ability to make regular payments of principal and interest and our ability to recover the full value of our loan, thus reducing our earnings and liquidity;

- unavailability of information, resulting in restricted access to key inputs used to derive estimates and assumptions made in connection with evaluating our loans for impairments and establishing allowances for loan losses;

- our ability to remain in compliance with the financial covenants under our borrowings, including in the event of impairments in the value of the loans we own;

- disruptions to the efficient function of our operations because of, among other factors, any inability to access short-term or long-term financing for the loans we make;

- to the extent we elect or are forced to reduce our loan origination activities; and

- effects of legal and regulatory responses to concerns about such outbreaks, which could result in additional regulation or restrictions affecting the conduct of our business.

Our portfolio of assets may at times be concentrated in certain property types or secured by properties concentrated in a limited number of geographic areas, which increases our exposure to economic downturn with respect to those property types or geographic locations.

While we seek to diversify our portfolio of assets, we are not required to observe specific diversification criteria. Therefore, our portfolio of assets may, at times, be concentrated in certain property types that are subject to higher risk of foreclosure or secured by properties concentrated in a limited number of geographic locations. Continued deterioration of economic conditions in states for which we have a significant concentration of borrowers could have a material and adverse effect on our business by reducing demand for new financings, limiting the ability of customers to repay existing loans and impairing the value of our real estate collateral and real estate owned properties. To the extent that our portfolio is concentrated in any region, or by type of property, downturns relating generally to such region, type of borrower or security may result in defaults on a number of our assets within a short time period, which may reduce our net income and the value of our common stock and accordingly reduce our ability to pay dividends to our stockholders.

The increasing number of proposed United States federal, state and local laws may affect certain mortgage-related assets in which we intend to invest and could materially increase our cost of doing business.

Various bankruptcy legislation has been proposed that, among other provisions, could allow judges to modify the terms of residential mortgages in bankruptcy proceedings, could hinder the ability of the servicer to foreclose promptly on defaulted mortgage loans or permit limited assignee liability for certain violations in the mortgage loan origination process, any or all of which could adversely affect our business or result in us being held responsible for violations in the mortgage loan origination process even where we were not the originators of the loan. We do not know what impact this type of legislation, which has been primarily, if not entirely, focused on residential mortgage originations, would have on the LMM loan market. We are unable to predict whether United States federal, state or local authorities, or other pertinent bodies, will enact legislation, laws, rules, regulations, handbooks, guidelines or similar provisions that will affect our business or require changes in our practices in the future, and any such changes could materially and adversely affect our cost of doing business and profitability.

Failure to obtain or maintain required approvals and/or state licenses necessary to operate our mortgage-related activities may adversely impact our investment strategy.

We may be required to obtain and maintain various approvals and/or licenses from federal or state governmental authorities, government sponsored entities or similar bodies in connection with some or all of our activities. There is no assurance that we can obtain and maintain any or all of the approvals and licenses that we desire or that we will avoid experiencing significant delays in seeking such approvals and licenses. Furthermore, we will be subject to various disclosure and other requirements to obtain and maintain these approvals and licenses, and there is no assurance that we will satisfy those requirements. Our failure to obtain or maintain licenses will restrict our options and ability to engage in desired activities, and could subject us to fines, suspensions, terminations and various other adverse actions if it is determined that we have engaged without the requisite approvals or licenses in activities that required an approval or license, which could have a material and adverse effect on our business, results of operations and financial condition.

Loans to small businesses involve a high degree of business and financial risk, which can result in substantial losses that would adversely affect our business, results of operations and financial condition.

Our operations and activities include loans to small, privately owned businesses to purchase real estate used in their operations or by investors seeking to acquire small multi-family, office, retail, mixed use or warehouse properties. Additionally, LMM loans are also often accompanied by personal guarantees. Often, there is little or no publicly available information about these businesses. Accordingly, we must rely on our own due diligence to obtain information in connection with our investment decisions. Our borrowers may not meet net income, cash flow and other coverage tests typically imposed by banks. A borrower's ability to repay its loan may be adversely impacted by numerous factors, including a downturn in its industry or other negative local or more general economic conditions. Deterioration in a borrower's financial condition and prospects may be accompanied by deterioration in the collateral for the loan. In addition, small businesses typically depend on the management talents and efforts of one person or a small group of people for their success. The loss of services of one or more of these persons could have a material and adverse impact on the operations of the small business. Small companies are typically more vulnerable to customer preferences, market conditions and economic downturns and often need additional capital to expand or compete. These factors may have an impact on loans involving such businesses. Loans to small businesses, therefore, involve a high degree of business and financial risk, which can result in substantial losses.

Some of the mortgage loans we will originate or acquire are loans made to self-employed borrowers who have a higher risk of delinquency and default, which could have a material and adverse effect on our business, results of operations and financial condition.

Many of our borrowers are self-employed and may be more likely to default on their mortgage loans than salaried or commissioned borrowers as they generally have less predictable income. Many self-employed borrowers are small business owners who may be personally liable for their business debt. Consequently, a higher number of self-employed borrowers may result in increased defaults on the mortgage loans we originate or acquire and, therefore, could have a material and adverse effect on our business, results of operations and financial condition.

Some of the mortgage loans we will originate or acquire are secured by non-owner/user properties that may experience increased frequency of default and, when in default, the owners are more likely to abandon their properties, which could have a material and adverse effect on our business, results of operations and financial condition.

Some of the loans we will originate or acquire have been, and in the future could be, made to borrowers who do not live in or operate a business on the mortgaged properties. These mortgage loans are secured by properties acquired by investors for rental income and capital appreciation and tend to default more than properties regularly occupied or used by the related borrowers. In a default, real property investors not occupying the mortgaged property may be more likely to abandon the related mortgaged property, increasing defaults and, therefore, could have a material and adverse effect on our business, results of operations and financial condition.

We are a seller/servicer approved to sell mortgage loans to Freddie Mac and failure to maintain our status as an approved seller/servicer could harm our business.

We are an approved Freddie Mac seller/servicer. As an approved seller/servicer, we are required to conduct certain aspects of our operations in accordance with applicable policies and guidelines published by Freddie Mac and we are required to pledge a certain amount of cash to Freddie Mac to collateralize potential obligations to it. Freddie Mac performed an audit during 2025 and as a result of that audit, ReadyCap Commercial and Ready Capital Affordable received an overall assessment of Satisfactory. Failure to maintain our status as an approved seller/servicer would mean we would not be able to sell mortgage loans to Freddie Mac, could result in us being required to re-purchase loans previously sold to Freddie Mac, or could otherwise restrict our business and investment options and could harm our business and expose us to losses or other claims. Freddie Mac may, in the future, require us to hold additional capital or pledge additional cash or assets in order to maintain approved seller/servicer status, which, if required, would adversely impact our financial results. Loans sold to Freddie Mac that may be required to be re-purchased as of December 31, 2025 included 49 loans with a combined unpaid principal balance of $159.4 million.

A diminished role and other changes in the role of Freddie Mac in the mortgage market may adversely affect our business.

In September 2008, the Federal Housing Finance Agency ("FHFA") placed Fannie Mae and Freddie Mac in conservatorship and undertook the extraordinary dual role of supervisor and conservator. FHFA's conservatorships are of unprecedented scope, scale, and complexity. While in conservatorship, Fannie Mae and Freddie Mac have required $187.5 billion in financial investment from the Treasury to avert insolvency, and, through the start of 2017, have paid to Treasury over $255 billion in dividends. Despite their high leverage, lack of capital, conservatorship status, and uncertain future, the combined Fannie Mae and Freddie Mac have grown in size during conservatorship and, according to FHFA, their combined market share of newly issued MBS is more than 65%. In mid-2017, their combined total assets were approximately $5.3 trillion and their combined debt exceeded $5 trillion. Although market conditions have improved and Fannie Mae and Freddie Mac have returned to profitability, their ability to sustain profitability in the future cannot be assured for a number of reasons: the winding down of their investment portfolios and reduction in net interest income; the level of guarantee fees they will be able to charge and keep; the future performance of their business segments; and the significant uncertainties involving key market drivers such as mortgage rates, homes prices, and credit standards. Fannie Mae and Freddie Mac were also required to eliminate their capital cushion by the end of 2018 and in any quarter in which they suffer a loss, will have to once again draw funds from Treasury to cover such losses. To address these challenges, a number of reform proposals have been introduced and suggested, but none have passed a congressional vote.

If Freddie Mac participation in the mortgage market were reduced or eliminated, or its structures were to change, our ability to originate and service loans under the Freddie Mac program could be adversely affected. These developments could also materially and adversely impact the pricing of our potential future Freddie Mac loan and ABS portfolio. Additionally, the current support provided by the Treasury to Freddie Mac, and any additional support it may provide in the future, could have the effect of lowering the interest rates we expect to receive from such assets, thereby tightening the spread between the interest we earn on these assets and the cost of financing these assets. Future legislation affecting Freddie Mac may create market uncertainty and have the effect of reducing the actual or perceived credit quality of Freddie Mac and the securities issued or guaranteed by it. As a result, such laws could increase the risk of loss on our investments related to the Freddie Mac program. It also is possible that such laws could adversely impact the market for such assets and the spreads at which they trade.

Our acquisitions and the integration of acquired businesses subject us to various risks and may not result in all of the cost savings and benefits anticipated, which could adversely affect our financial condition or results of operations.

We have in the past and may in the future, seek to grow our business by acquiring other businesses that we believe will complement or augment our existing businesses. We cannot predict with certainty the benefits of such acquisitions, which often constitute multi-year endeavors. There is risk that our acquisitions may not have the anticipated positive results, including results relating to: correctly assessing the asset quality of the assets being acquired; the total cost and time required to complete the integration successfully; being able to profitably deploy funds acquired in an acquisition; or the overall performance of the combined entity.

If we are unable to successfully integrate our acquisitions into our business, we may never realize their expected benefits. With each acquisition, we may discover unexpected costs, liabilities for which we are not indemnified, delays, lower than expected cost savings or synergies, or incurrence of other significant charges such as impairment of goodwill or other intangible assets and asset devaluation. We also may be unable to successfully integrate the diverse company cultures, retain key personnel, apply our expertise to new competencies, or react to adverse changes in industry conditions.

Acquisitions may also result in business disruptions that could cause customers to move their business to our competitors. It is possible that the integration process related to acquisitions could result in the disruption of our ongoing businesses or inconsistencies in standards, controls, procedures and policies that could adversely affect our ability to maintain relationships with clients, customers, and employees. The loss of key employees in connection with an acquisition could adversely affect our ability to successfully conduct our business. Acquisition and integration efforts could divert management attention and resources, which could have an adverse effect on our financial condition and results of operations. Additionally, the operation of the acquired businesses may adversely affect our existing profitability, and we may not be able to achieve results in the future similar to those achieved by our existing business or manage growth resulting from the acquisition effectively.

We are subject to the unique risks related to integrating a construction lending platform into our existing operations and the origination and ownership of construction loans.

The assets acquired from a group of privately held, real estate structured finance opportunities funds, with a focus on construction lending (collectively, the "Mosaic Funds") in a series of mergers (the "Mosaic Mergers") and the assets acquired from Broadmark in the Broadmark Merger, respectively, consisted in large part of construction loans. Construction loans are subject to additional risks as compared to loans secured by existing structures or land. Construction budgets may be unrealistic or unforeseen variables may arise, prolonging the development and increasing the costs of the construction project, which may delay the borrower's ability to sell or rent the finished property, which would be the source of funds for repayment of the loan. While we expect to have reasonable procedures in place to manage construction funding loans, there can be no certainty that we will not suffer losses on construction loans. In addition, if a builder fails to complete a project, we may be required to complete the project. Any such default could result in a substantial increase in costs in excess of the original budget and delays in completion of the project. As described elsewhere in this Form 10-K, certain of our construction loans pay PIK interest which is computed at the contractual rate specified in each loan agreement and added to the principal balance of the loan, rather than these loans paying cash interest payments. This may impact our liquidity and our ability to comply with the terms of our existing financing facilities and make us more reliant upon new financing facilities which may not be available on attractive terms.

If Waterfall underestimates the credit analysis and the expected risk-adjusted return relative to other comparable investment opportunities, we may experience losses.

Waterfall values our LMM loan and LMM ABS investments based on an initial credit analysis and the investment's expected risk-adjusted return relative to other comparable investment opportunities available to us, taking into account estimated future losses on the mortgage loans, and the estimated impact of these losses on expected future cash flows. Waterfall's loss estimates may not prove accurate, as actual results may vary from estimates. In the event that Waterfall underestimates the losses relative to the price we pay for a particular LMM or LMM ABS investment, we may experience losses with respect to such investment.

Waterfall utilizes analytical models and data in connection with the valuation of our LMM loans and LMM ABS, and any incorrect, misleading or incomplete information used in connection therewith would subject us to potential risks.

As part of the risk management process, Waterfall uses detailed proprietary models, including loan-level non-performing loan models, to evaluate collateral liquidation timelines and price changes by region, along with the impact of different loss mitigation plans. Additionally, Waterfall uses information, models and data supplied by third parties. Models and data are used to value potential target assets. In the event models and data prove to be incorrect, misleading or incomplete, any decisions made in reliance thereon expose us to potential risks. For example, by relying on incorrect models and data, especially valuation models, Waterfall may be induced to buy certain target assets at prices that are too high, to sell certain other assets at prices that are too low, or to miss favorable opportunities altogether. Similarly, any hedging based on faulty models and data may prove to be unsuccessful.

The failure of a third-party servicer or the failure of our own internal servicing system to effectively service our portfolio of mortgage loans would materially and adversely affect us.

Most mortgage loans and securitizations of mortgage loans require a servicer to manage collections for each of the underlying loans. Performing LMM loans (either loans purchased with historical activity, i.e., not originated, purchased in the secondary market or ReadyCap Commercial originations) will be securitized with us retaining the subordinate tranches. Non-performing LMM loans are serviced either through an approved LMM primary servicer providing both primary and special servicing or providing only primary servicing with special servicing contracted to smaller regionally-focused LMM operators and servicers. Servicers' responsibilities include providing collection activities, loan workouts, modifications and refinancings, foreclosures, short sales, sales of foreclosed real estate and financings to facilitate such sales. Both default frequency and default severity of loans may depend upon the quality of the servicer. If a servicer is not vigilant in encouraging the borrowers to make their monthly payments, the borrowers may be far less likely to make these payments, which could result in a higher frequency of default. If a servicer takes longer to liquidate non-performing assets, loss severities may be higher than originally anticipated. Higher loss severity may also be caused by less competent dispositions of real estate owned properties.

We will seek to increase the value of non-performing loans through special servicing activities that will be performed by our participating special servicers. Servicer quality is of prime importance in the default performance of LMM loans and LMM ABS assets. Should we have to transfer loan servicing to another servicer, the transfer of loans to a new servicer could result in more loans becoming delinquent because of confusion or lack of attention. Servicing transfers involve notifying borrowers to remit payments to the new servicer, and these transfers could result in misdirected notices, misapplied payments, data input errors and other problems. Industry experience indicates that mortgage loan delinquencies and defaults are likely to temporarily increase during the transition to a new servicer and immediately following the servicing transfer. Further, when loan servicing is transferred, loan servicing fees may increase, which may have an adverse effect on the credit support of assets held by us.

Effectively servicing our portfolio of LMM loans is critical to our success, particularly given our strategy of maximizing the value of our portfolio with our loan modifications, loss mitigation, restructuring and other special servicing activities, and therefore, if one of our servicers fails to effectively service the portfolio of mortgage loans, it could have a material and adverse effect on our business, results of operations and financial condition.

The bankruptcy of a third-party servicer would adversely affect our business, results of operations and financial condition.

Depending on the provisions of the agreement with the servicer of any of our LMM loans, the servicer may be allowed to commingle collections on the mortgage loans owned by us with its own funds for certain periods of time (usually a few business days) after the servicer receives them. In the event of a bankruptcy of a servicer, we may not have a perfected interest in any collections on the mortgage loans owned by us that are in that servicer's possession at the time of the commencement of the bankruptcy case. The servicer may not be required to turn over to us any collections on mortgage loans that are in its possession at the time it goes into bankruptcy. To the extent that a servicer has commingled collections on mortgage loans with its own funds, we may be required to return to that servicer as preferential transfers all payments received on the mortgage loans during a period of up to one year prior to that servicer's bankruptcy.

If a servicer were to go into bankruptcy, it may stop performing its servicing functions (including any obligations to advance moneys in respect of a mortgage loan) and it may be difficult to find a third party to act as that servicer's successor. Alternatively, the servicer may take the position that unless the amount of its compensation is increased, or the terms of its servicing obligations are otherwise altered, it will stop performing its obligations as servicer. If it were to be difficult to find a third party to succeed the servicer, we may have no choice but to agree to a servicer's demands. The servicer may also have the power, with the approval of the bankruptcy court, to assign its rights and obligations to a third party without our consent, and even over our objections, and without complying with the terms of the applicable servicing agreement. The automatic stay provisions of Title 11 of the United States Code (the "Bankruptcy Code") would prevent (unless the permission of the bankruptcy court were obtained) any action by us to enforce the servicer's obligations under its servicing agreement or to collect any amount owed to us by the servicer. The Bankruptcy Code also prevents the removal of the servicer as servicer and the appointment of a successor without the permission of the bankruptcy court or the consent of the servicer.

New entrants in the market for LMM loan acquisitions and originations could adversely impact our ability to acquire LMM loans at attractive prices and originate LMM loans at attractive risk-adjusted returns.

New entrants in the secondary LMM market could adversely impact our ability to acquire and originate LMM loans at attractive prices. In acquiring and originating our target assets, we may compete with numerous regional and community banks, specialty finance companies, savings and loan associations, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, other lenders and other entities, and we expect that others may be organized in the future. The effect of the existence of additional REITs and other institutions may be increased competition for the available supply of LMM assets suitable for purchase, which may cause the price for such assets to rise, which may limit our ability to generate desired returns. Additionally, origination of LMM loans by our competitors may increase the availability of LMM loans which may result in a reduction of interest rates on LMM loans. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us. Many of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exemption from the 1940 Act. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of LMM loans and ABS assets and establish more relationships than us.

We cannot assure you that the competitive pressures we may face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, desirable investments in our target assets may be limited in the future and we may not be able to take advantage of attractive investment opportunities from time to time, as we can provide no assurance that it will be able to identify and make investments that are consistent with our investment objectives.

We cannot predict the unintended consequences and market distortions that may stem from far-ranging interventions in the financial system and oversight of financial markets.

U.S. federal government agencies, including the Federal Reserve, the Treasury Department and the SEC, as well as other governmental and regulatory bodies, have taken, are taking or may in the future take, various actions to address financial crises or other areas of national regulatory concern. Such actions could materially and adversely impact our business, results of operations and financial condition, and dramatically increase the cost of complying with any additional laws and regulations. The elimination or reduction in scope of various existing laws and regulations could similarly materially and adversely impact our business, results of operations and financial condition. Any far-ranging government intervention in the U.S. economic and financial systems may carry unintended consequences and cause market distortions. We are unable to predict at this time the extent and nature of such unintended consequences and market distortions, if any. The inability to evaluate such potential impacts could have a material adverse effect on our business.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on joint venture partners' financial condition and liquidity and disputes between us and our joint venture partners.

We may make investments through joint ventures and such joint venture investments may involve risks not otherwise present when we make investments without partners, including the following:

- we may not have exclusive control over the investment or the joint venture, which may prevent us from taking actions that are in our best interest and could create the potential risk of creating impasses on decisions, such as with respect to acquisitions or dispositions;

- joint venture agreements often restrict the transfer of a partner's interest or may otherwise restrict our ability to sell the interest when we desire and/or on advantageous terms;

- joint venture agreements may contain buy-sell provisions pursuant to which one partner may initiate procedures requiring the other partner to choose between buying the other partner's interest or selling its interest to that partner;

- a partner may, at any time, have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals;

- a partner may be in a position to take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT and our exemption from registration under the 1940 Act;

- a partner may fail to fund its share of required capital contributions or may become bankrupt, which may mean that we and any other remaining partners generally would remain liable for the joint venture's liabilities;

- our relationships with our partners are contractual in nature and may be terminated or dissolved under the terms of the applicable joint venture agreements and, in such event, we may not continue to own or operate the interests or investments underlying such relationship or may need to purchase such interests or investments at a premium to the market price to continue ownership;

- disputes between us and a partner may result in litigation or arbitration that could increase our expenses and prevent Waterfall and our officers and directors from focusing their time and efforts on our business and could result in subjecting the investments owned by the joint venture to additional risk; or

- we may, in certain circumstances, be liable for the actions of a partner, and the activities of a partner could adversely affect our ability to qualify as a REIT or maintain our exclusion from registration under the 1940 Act, even though we do not control the joint venture.

Any of the above may subject us to liabilities in excess of those contemplated and adversely affect the value of our joint venture investments.

Our inability to manage future growth could have an adverse impact on our financial condition and results of operations.

Our ability to achieve our investment objectives will depend on our ability to grow, which will depend, in turn, on Waterfall's ability to identify, acquire, originate and invest in LMM loans and ABS assets that meet our investment criteria. Our ability to grow our business will depend in large part on our ability to expand our LMM loan origination activities. Any failure to effectively manage our future growth, including a failure to successfully expand our LMM loan origination activities could have a material and adverse effect on our business, financial condition and results of operations.

Declines in the fair market values of our assets may adversely affect periodic reported results and credit availability, which may reduce earnings and, in turn, cash available for distribution to our stockholders.

Our LMM loans held-for-sale and LMM ABS are carried at fair value and future mortgage related assets may also be carried at fair value. Accordingly, changes in the fair value of these assets may impact the results of our operations for the period in which such change in value occurs. The expectation of changes in real estate prices, which are beyond our control, is a major determinant of the value of LMM loans and LMM ABS.

Many of the assets in our portfolio are and will likely be LMM loans and LMM ABS that are not publicly traded. The fair value of assets that are not publicly traded may not be readily determinable. We value these assets quarterly at fair value, as determined in accordance with applicable accounting standards, which may include unobservable inputs. Because such valuations are subjective, the fair value of certain of our assets may fluctuate over short periods of time and our determinations of fair value may differ materially from the values that would have been used if a ready market for these assets existed.

A decline in the fair market value of our assets may adversely affect us, particularly in instances where we have borrowed money based on the fair market value of those assets. If the fair market value of those assets decline, the lender may require us to post additional collateral to support the loan. If we are unable to post the additional collateral, we would have to sell the assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to stockholders.

Our investments may include subordinated tranches of ABS which are subordinate in right of payment to more senior securities.

Our investments may include subordinated tranches of ABS which are subordinated classes of securities in a structure of securities collateralized by a pool of assets consisting primarily of LMM loans and, accordingly, are the first or among the first to bear the loss upon a restructuring or liquidation of the underlying collateral and the last to receive payment of interest and principal. Additionally, estimated fair values of these subordinated interests tend to be more sensitive to changes in economic conditions than more senior securities. As a result, such subordinated interests generally are not actively traded and may not provide holders thereof with liquid investments.

In certain cases we may not control the special servicing of the mortgage loans included in the securities in which we may invest in, and in such cases, the special servicer may take actions that could adversely affect our interests.

With respect to the LMM ABS in which we expect to invest, overall control over the special servicing of the related underlying mortgage loans will be held by a directing certificate holder, which is appointed by the holders of the most subordinate class of securities in such series. When we acquire investment-grade classes of existing series of securities originally rated AAA, we will not have the right to appoint the directing certificate holder. In these cases, in connection with the servicing of the specially serviced mortgage loans, the related special servicer may, at the direction of the directing certificate holder, take actions with respect to the specially serviced mortgage loans that could adversely affect our interests.

Any credit ratings assigned to our LMM loans and ABS assets will be subject to ongoing evaluations and revisions and we cannot assure you that those ratings will not be downgraded.

Some of our LMM loan and ABS assets may be rated by Moody's Investors Service ("Moody's"), Standard & Poor's, or Fitch Ratings ("Fitch"). Any credit ratings on our LMM loans and ABS assets are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any such ratings will not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. Rating agencies may assign a lower than expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our LMM loans and ABS assets in the future. In addition, we may acquire assets with no rating or with below investment grade ratings. If the rating agencies take adverse action with respect to the rating of our LMM loans and ABS assets or if our unrated assets are illiquid, the value of these LMM loans and ABS assets could significantly decline, which would adversely affect the value of our investment portfolio and could result in losses upon disposition or the failure of borrowers to satisfy their debt service obligations to us.

The receivables underlying the ABS we may acquire are subject to credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks and legal risks, which could result in losses to us.

We may acquire ABS where the underlying pool of assets consists primarily of LMM loans. The structure of an ABS, and the terms of the investors' interest in the underlying collateral, can vary widely depending on the type of collateral, the desires of investors and the use of credit enhancements. Individual transactions can differ markedly in both structure and execution. Important determinants of the risk associated with issuing or holding ABS include: (i) the relative seniority or subordination of the class of ABS held by an investor, (ii) the relative allocation of principal, and interest payments in the priorities by which such payments are made under the governing documents, (iii) the effect of credit losses on both the issuing vehicle and investors' returns, (iv) whether the underlying collateral represents a fixed set of specific assets or accounts, (v) whether the underlying collateral assets are revolving or closed-end, (vi) the terms (including maturity of the ABS) under which any remaining balance in the accounts may revert to the issuing vehicle and (vii) the extent to which the entity that sold the underlying collateral to the issuing vehicle is obligated to provide support to the issuing vehicle or to investors. With respect to some types of ABS, the foregoing risks are more closely correlated with similar risks on corporate bonds of similar terms and maturities than with the performance of a pool of similar assets. In addition, certain ABS (particularly subordinated ABS) provide that the non-payment of interest thereon in cash will not constitute an event of default in certain circumstances, and the holders of such ABS will not have available to them any associated default remedies. Interest not paid in cash will generally be capitalized and added to the outstanding principal balance of the related security. Deferral of interest through such capitalization will reduce the yield on such ABS.

Holders of ABS bear various risks, including credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks and legal risks. Credit risk arises from (i) losses due to defaults by obligors under the underlying collateral and (ii) the issuing vehicle's or servicer's failure to perform their respective obligations under the transaction documents governing the ABS. These two risks may be related, as, for example, in the case of a servicer that does not provide adequate credit-review scrutiny to the underlying collateral, leading to a higher incidence of defaults.

Market risk arises from the cash flow characteristics of the ABS, which for most ABS tend to be predictable. The greatest variability in cash flows come from credit performance, including the presence of wind-down or acceleration features designed to protect the investor in the event that credit losses in the portfolio rise well above expected levels.

Interest rate risk arises for the issuer from (i) the pricing terms on the underlying collateral, (ii) the terms of the interest rate paid to holders of the ABS and (iii) the need to mark to market the excess servicing or spread account proceeds carried on the issuing vehicle's balance sheet. For the holder of the security, interest rate risk depends on the expected life of the ABS, which may depend on prepayments on the underlying assets or the occurrence of wind-down or termination events. If the servicer becomes subject to financial difficulty or otherwise ceases to be able to carry out its functions, it may be difficult to find other acceptable substitute servicers and cash flow disruptions or losses may occur, particularly with underlying collateral comprised of non-standard receivables or receivables originated by private retailers who collect many of the payments at their stores.

Structural and legal risks include the possibility that, in a bankruptcy or similar proceeding involving the originator or the servicer (often the same entity or affiliates), a court having jurisdiction over the proceeding could determine that, because of the degree to which cash flows on the assets of the issuing vehicle may have been commingled with cash flows on the originator's other assets (or similar reasons), (i) the assets of the issuing vehicle could be treated as never having been truly sold by the originator to the issuing vehicle and could be substantively consolidated with those of the originator, or (ii) the transfer of such assets to the issuer could be voided as a fraudulent transfer. The time and expense related to a challenge of such a determination also could result in losses and/or delayed cash flows.

Downgrades of the U.S. government's sovereign credit rating and uncertain political and financial market conditions may affect the terms or stability of securities issued or guaranteed by the U.S. federal government, which may increase our future borrowing costs and adversely affect our portfolio.

Concerns related to political turmoil, federal borrowing and the federal budget deficit have increased the possibility of additional credit rating downgrades and economic slowdowns in the U.S. Although U.S. lawmakers passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the U.S. The impact of this or any further downgrades to the U.S. government's sovereign credit rating or its perceived creditworthiness could affect the terms or stability of securities issued or guaranteed by the federal government and the valuation or liquidity of our portfolio, and could result in our counterparties requiring additional collateral for our borrowings. Further, increased instability in political and financial market conditions could result in higher interest rates and a reduction in the availability of credit, increasing our borrowing costs. If we cannot acquire, make or sell government-guaranteed or other loans, we may generate less interest income and fewer origination fees, our ability to generate gains on sales of loans may decrease and our loan acquisitions, originations and results of operations may be adversely affected.

Increases in interest rates could adversely affect the demand for new LMM loans, the value of our LMM loans and ABS assets and the availability of our target assets, and they could cause our interest expense to increase, which could result in reduced earnings or losses and negatively affect our profitability as well as the cash available for distribution to our stockholders.

We may invest in LMM loans, LMM ABS and other real estate-related investments. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control. Rising interest rates generally reduce the demand for mortgage loans due to the higher cost of borrowing. A reduction in the volume of mortgage loans originated may affect the volume of our target assets available to us, which could adversely affect our ability to acquire assets that satisfy our investment objectives. Rising interest rates may also cause our target assets that were issued prior to an interest rate increase to provide yields that are below prevailing market interest rates. If rising interest rates cause us to be unable to acquire a sufficient volume of our target assets with a yield that is above our borrowing cost, our ability to satisfy our investment objectives and to generate income and make distributions may be materially and adversely affected.

The relationship between short-term and longer-term interest rates is often referred to as the "yield curve." Ordinarily, short-term interest rates are lower than longer-term interest rates. If short-term interest rates rise disproportionately relative to longer-term interest rates (a flattening of the yield curve), our borrowing costs may increase more rapidly than the interest income earned on our assets. Because we expect that our LMM loans and ABS assets generally will bear, on average, interest based on longer-term rates than our borrowings, a flattening of the yield curve would tend to decrease our net income and the fair market value of our net assets. Additionally, to the extent cash flows from LMM loans and

ABS assets that return scheduled and unscheduled principal are reinvested, the spread between the yields on the new LMM loans and ABS assets and available borrowing rates may decline, which would likely decrease our net income. It is also possible that short-term interest rates may exceed longer-term interest rates (a yield curve inversion), in which event our borrowing costs may exceed our interest income and we could incur operating losses. Fair market values of our LMM loans and ABS assets may decline without any general increase in interest rates for a number of reasons, such as increases or expected increases in defaults, or increases or expected increases in voluntary prepayments for those LMM loans and ABS assets that are subject to prepayment risk or widening of credit spreads.

In addition, in a period of rising interest rates, our operating results will depend in large part on the difference between the income from our assets and our financing costs. We anticipate that, in most cases, the income from such assets will respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income. Increases in these rates will tend to decrease our net income and fair market value of our assets.

Some of our LMM loans will have interest rate features that adjust over time, and any interest rate caps on these loans may reduce our income or cause it to suffer a loss during periods of rising interest rates.

Our floating rate mortgages are subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps limit the amount an interest rate can increase through maturity of a loan. Our borrowings, including our repurchase agreement and securitizations, are not subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, the interest rates paid on our borrowings could increase without limitation while interest rate caps would limit the interest rates on our floating rate mortgage loans. This problem is magnified with respect to our floating rate mortgage loans that are not fully indexed. Further, some floating rate mortgage loans may be subject to periodic payment caps that result in a portion of the interest being deferred and added to the principal outstanding. As a result, we could receive less cash income on floating rate mortgage loans than we need to pay interest on our related borrowings. These factors could lower our net interest income or cause us to suffer a loss during periods of rising interest rates.

Because we hold and may originate additional fixed-rate assets, an increase in interest rates on our borrowings may adversely affect our book value.

Increases in interest rates may negatively affect the fair market value of our assets. Any fixed-rate assets we hold or originate generally will be more negatively affected by these increases than adjustable-rate assets. In accordance with accounting rules, we will be required to reduce our earnings for any decrease in the fair market value of our assets that are accounted for under the fair value option. We will be required to evaluate our assets on a quarterly basis to determine their fair value by using third-party bid price indications provided by dealers who make markets in these assets or by third-party pricing services. If the fair value of an asset is not available from a dealer or third-party pricing service, we will estimate the fair value of the asset using a variety of methods, including discounted cash flow analysis, matrix pricing, option-adjusted spread models and fundamental analysis. Aggregate characteristics taken into consideration include type of collateral, index, margin, periodic cap, lifetime cap, underwriting standards, age and delinquency experience. However, the fair value reflects estimates and may not be indicative of the amounts we would receive in a current market exchange. If we determine that a security is other-than-temporarily impaired, we would be required to reduce the value of such security on our balance sheet by recording an impairment charge in our income statement and our stockholders' equity would be correspondingly reduced. Reductions in stockholders' equity decrease the amounts we may borrow to originate or purchase additional target assets, which could restrict our ability to increase our net income.

Because the assets we will hold and expect to acquire may experience periods of illiquidity, we may lose profits or be prevented from earning capital gains if we cannot sell LMM loans and ABS assets at an opportune time.

We bear the risk of being unable to dispose of our assets at advantageous times or in a timely manner because LMM loans and ABS assets generally experience periods of illiquidity. We believe that the lack of liquidity may result from the absence of a willing buyer or an established market for these assets, as well as legal or contractual restrictions on resale or the unavailability of financing for these assets. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which may cause us to incur losses.

Our non-U.S. assets may subject us to the uncertainty of foreign laws and markets and currency rate exposure.

We have invested in, and in the future may originate, invest in or acquire non-U.S. assets. Investments in countries outside of the United States may subject us to risks of multiple and conflicting tax laws and regulations, and other laws and regulations that may make foreclosure and the exercise of other remedies in the case of default more difficult or costly compared to U.S. assets as well as political and economic instability abroad, any of which factors could adversely affect our receipt of returns on and distributions from these assets. In addition, such assets may be denominated in currencies other than U.S. dollars which would expose us to foreign currency risk.

Maintenance of our 1940 Act exception imposes limits on our operations.

We intend to conduct our operations so that neither we nor our subsidiaries are required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

We intend to conduct our operations so that we do not come within the definition of an investment company under Section 3(a)(1)(C) of the 1940 Act because fewer than 40% of our total assets on an unconsolidated basis will consist of "investment securities." The securities issued to us by any wholly-owned or majority-owned subsidiary that we currently own or may form in the future that is excluded from the definition of "investment company" by Section 3(c)(1) or 3(c)(7) of the 1940 Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on an unconsolidated basis. We will monitor our holdings to ensure continuing and ongoing compliance with this test (or such other statutory exception that may be applicable to our business, e.g., Section 3(c)(6) of the 1940 Act). However, qualification for exclusion from registration under the 1940 Act will limit our ability to make certain investments. In addition, we believe that we will not be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we will be primarily engaged in the non-investment company businesses of our subsidiaries, and thus the type of businesses in which we may engage through our subsidiaries is limited.

In connection with the Section 3(a)(1)(c) analysis, the determination of whether an entity is a majority-owned subsidiary of our Company is made by us. The 1940 Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The 1940 Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We will treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We may also treat securitization trusts as majority-owned subsidiaries for purposes of this analysis in cases where the trust certificates or other interests issued by such securitization trusts are the functional equivalent of voting securities and we hold a majority of such interests. We have not requested the SEC, or its staff, to concur or approve our treatment of any securitization trust or other company as a majority-owned subsidiary and neither the SEC nor its staff has done so. If the SEC, or its staff, were to disagree with our treatment of one of more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

We believe that certain of our subsidiaries qualify to be excluded from the definition of investment company under the 1940 Act pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for entities "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exception generally requires that at least 55% of such subsidiaries' assets must be comprised of qualifying assets and at least 80% of their total assets must be comprised of qualifying assets and real estate-related assets under the 1940 Act. We will treat as qualifying assets for this purpose LMM loans and other mortgages, in each case meeting certain other qualifications based upon SEC staff guidance and no-action letters. We will also treat as qualifying assets for this purpose bridge loans wholly-secured by first priority liens on real estate that provide interim financing to borrowers seeking short-term capital (with terms of generally up to three years), MBS representing ownership of an entire pool of mortgage loans, and real estate-owned properties that may be acquired in connection with mortgage loan foreclosures. We expect each of our subsidiaries relying on Section 3(c)(5)(C) may invest an additional 25% of its assets in either qualifying assets or in other types of mortgages, interests in MBS or other securitizations, securities of REITs, and other real estate-related assets. We expect each of our subsidiaries relying on Section 3(c)(5)(C) to rely on guidance published by the SEC, or its staff, or if such guidance has not been published, on our own analyses to determine which assets are qualifying real estate assets and real estate-related assets. To the extent that the SEC, or its staff, takes new or different positions with respect to these matters, we may be required to adjust our strategy accordingly. Although we intend to monitor our portfolio periodically and prior to each investment acquisition, there can be no assurance that we will be able to maintain an exclusion for these subsidiaries. In addition, maintenance of the 1940 Act exception may limit our ability to make certain investments and these limitations could result in the subsidiary holding assets we might wish to sell or selling assets we might wish to hold.

There can be no assurance that the laws and regulations governing the 1940 Act status of REITs, including the SEC, or its staff, providing more specific or different guidance regarding this exclusion, will not change in a manner that adversely affects our operations. If our Company or our subsidiaries fail to maintain an exception or exemption from the 1940 Act, we could, among other things, be required either to (i) change the manner in which we conduct our operations to avoid being required to register as an investment company, (ii) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so, or (iii) register as an investment company, any of which would negatively affect the value of our shares of common stock, the sustainability of our business model, and our ability to make distributions which would have an adverse effect on our business and the value of our shares of common stock.

We and certain of our subsidiaries may in addition to, or alternatively rely on the exclusion from the definition of investment company provided by Section 3(c)(6) to the extent that they hold mortgage assets through majority-owned subsidiaries that rely on Section 3(c)(5)(C). Little interpretive guidance has been issued by the SEC, or its staff, with respect to Section 3(c)(6) and any guidance published by the SEC, or its staff, could require us to adjust our strategy accordingly. Although little interpretive guidance has been issued with respect to Section 3(c)(6), we believe that we or certain of our subsidiaries may rely on Section 3(c)(6) if, among other things, 55% of the assets of such entity consist of, and at least 55% of the income of such subsidiaries are derived from, qualifying real estate investment assets owned by wholly-owned or majority-owned subsidiaries of such entity.

Qualification for exemption from registration under the 1940 Act will limit our ability to make certain investments. For example, these restrictions can limit the ability of our subsidiaries to invest directly in MBS that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and MBS, and real estate companies or in assets not related to real estate.

No assurance can be given that the SEC, or its staff, will concur with our classification of our Company or our subsidiaries' assets or that the SEC, or its staff, will not, in the future, issue further guidance that may require us to reclassify those assets for purposes of qualifying for an exclusion from regulation under the 1940 Act. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the definition of investment company and the exceptions to that definition, we may be required to adjust our investment strategy accordingly. Additional guidance from the SEC, or its staff, could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen. If the SEC, or its staff takes a position contrary to our analysis with respect to the characterization of any of the assets or securities we invest in, we may be deemed an unregistered investment company. Therefore, in order not to be required to register as an investment company, we may need to dispose of a significant portion of our assets or securities or acquire significant other additional assets which may have lower returns than our expected portfolio, or we may need to modify our business plan to register as an investment company, which would result in significantly increased operating expenses and would likely entail significantly reducing our indebtedness, which could also require us to sell a significant portion of our assets. We cannot assure you that we would be able to complete these dispositions or acquisitions of assets, or deleveraging, on favorable terms, or at all. Consequently, any modification of our business plan could have a material adverse effect on us.

Further, if the SEC determined that we were an unregistered investment company, we could be subject to monetary penalties and injunctive relief in an action brought by the SEC, we would potentially be unable to enforce contracts with third parties and third parties could seek to obtain rescission of transactions undertaken during the period for which it was established that we were an unregistered investment company. Any of these results would have a material adverse effect on us. Since we are not expected to be subject to the 1940 Act and the rules and regulations promulgated thereunder, we will not be subject to its substantive provisions, including provisions requiring diversification of investments, limiting leverage and restricting investments in illiquid assets.

Rapid changes in the values of our target assets may make it more difficult for us to maintain our qualification as a REIT or our exclusion from the 1940 Act.

If the fair market value or income potential of our target assets declines as a result of increased interest rates, prepayment rates, general market conditions, government actions or other factors, we may need to increase our real estate assets and income or liquidate our non-qualifying assets to maintain our REIT qualification or our exclusion from the 1940 Act. If the decline in real estate asset values or income occurs quickly, this may be especially difficult to accomplish. We may have to make decisions that we otherwise would not make absent the REIT and 1940 Act considerations.

The working capital advances we provide to small businesses may become uncollectible, and large amounts of uncollectible advances may adversely affect our performance.

We provide working capital advances to small businesses through the purchase of their future revenues. We enter into a contract with the business whereby we pay the business an upfront amount in return for a specific amount of the business's future revenue receivables. Our working capital advance activity presents risks, including the illiquidity of the cash advances; our critical reliance on certain individuals to operate the business; collection issues and challenges given that working capital advances are generally unsecured; limited availability of financing sources, such as securitizations, to fund such advances; and sensitivity to general economic and regulatory conditions. We face the risk that merchants will fail to repay advances made by us in these transactions. Rates at which merchants do not repay amounts owed under these transactions may be significantly affected by economic downturns or general economic conditions beyond our control or beyond the control of the small businesses who repay the amounts advanced based on the volume of their revenue streams. While we have established an allowance for doubtful purchased future receivables based on historical and other objective information, it is also dependent on our subjective assessment based upon our experience and judgment. Actual losses are difficult to forecast and, as a result, there can be no assurance that our allowance for losses will be sufficient to absorb any actual losses. If we are unable to collect the full amount of the working capital advance receivable we acquire through the advance, we may be required to expend monies in connection with remedial actions, which expenditures could be material. In addition, the working capital advances that we make are relatively illiquid with no established market for their purchase and sale, and there can be no assurance that we would be able to liquidate those investments in a timely manner, or at all.

Providing working capital advances to small businesses through the purchase of its future revenue depends on our ability to fund our working capital advances and collect payment on and service the working capital advances.

We rely on unaffiliated banks for the Automated Clearing House ("ACH") transaction process used to disburse the proceeds of working capital advances to our customers and to automatically collect scheduled payments on such working capital advances. As we are not a bank, we do not have the ability to directly access the ACH payment network and must therefore rely on an FDIC-insured depository institution to process our transactions. If we cannot continue to obtain such services from our current institutions or elsewhere, or if we cannot transition to another processor quickly, our ability to fund working capital advances and process payments will suffer. If we fail to fund working capital advances promptly as expected, we risk loss of customers and damage to our reputation which could materially harm our business. If we fail to adequately collect amounts owing in respect of the working capital advances, as a result of the loss of direct debiting or otherwise, then payments to us may be delayed or reduced and our revenue and operating results may be harmed.

Risks Related to Our Company

Any disruption in the availability and/or functionality of our technology infrastructure and systems could adversely impact our business.

Our ability to acquire and originate LMM loans and manage any related interest rate risks and credit risks is critical to our success and is highly dependent upon the efficient and uninterrupted operation of our computer and communications hardware and software systems. For example, we will rely on our proprietary database to track and maintain all loan performance and servicing activity data for loans in our portfolio. This data is used to manage the portfolio, track loan performance, develop and execute asset disposition strategies. In addition, this data is used to evaluate and price new investment opportunities. Some of these systems will be located at our facility and some will be maintained by third-party vendors. Any significant interruption in the availability and functionality of these systems could harm our business. In the event of a systems failure or interruption by our third-party vendors, we will have limited ability to affect the timing and success of systems restoration. If such interruptions continue for a prolonged period of time, it could have a material and adverse impact on our business, results of operations and financial condition.

Cybersecurity risk and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of the security, confidentiality, availability, or integrity of our Company, employee, customer, or third-party confidential information and/or damage to our reputation or business relationships, any of which could negatively impact our financial results.

Our risk of a cyber incident or disruption, particularly through cyber-attacks or cyber intrusions, including by computer threat actors, nation-state affiliated actors, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased, particularly given the increased use of artificial intelligence ("AI") by threat actors to perpetuate cyberattacks. The result of these incidents may include disrupted operations, misstated or unreliable financial data, lost profit, increased expenses, disrupted market price of our common stock, misappropriation of assets, liability for stolen assets or information, increased cybersecurity protection and insurance cost, regulatory enforcement, litigation and damage to our relationships. These risks require continuous attention and resources from us to, among other actions, identify and quantify these risks, enhance and expand our technological capabilities, systems and processes to adequately address them and provide periodic training for our employees to assist them in detecting phishing, malware and other schemes. Such attention diverts time and other resources from other activities and there is no assurance that our efforts will be effective. Potential sources for disruption, damage or failure of our information technology systems include, without limitation, computer malware, cyber incidents, phishing attempts, brute force attacks, exploiting software vulnerabilities (including "zero-day attacks"), supply chain attacks, human error, natural disasters and defects in design. In addition, we cannot be certain that our existing cyber insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to all or part of any future claim or loss.

Additionally, due to the size and nature of our Company, we rely on third-party service providers for many aspects of our business. Notwithstanding our efforts to oversee and mitigate risks associated with our use of third-party service providers, we can provide no assurance that the networks and systems that our third-party vendors have established or use will be effective. As our reliance on technology has increased, so have the risks posed to both our information systems and those provided by third-party service providers. We have implemented processes, procedures and internal controls to help mitigate cybersecurity risks and cyber intrusions, but these measures, as well as our increased awareness of the nature and extent of a risk of a cyber incident, do not guarantee that our financial results, operations or confidential information will not be negatively impacted by such an incident.

Further, the SEC requires public companies to disclose any material cybersecurity incident affecting them on a Current Report on Form 8-K within four business days of determining that such a material cybersecurity incident has occurred, and to disclose on an annual basis any material information regarding their cybersecurity risk management, strategy and governance. If we fail to comply with these requirements, we could incur regulatory fines and our reputation, business, financial condition and results of operations could be harmed.

The use of AI by us, our Manager, our borrowers or third-party service providers could expose us to operational, legal, regulatory, financial and competitive risks.

AI and machine learning technologies are increasingly being adopted across financial services, commercial real estate finance, data analytics, valuation, underwriting and cybersecurity. We, our Manager, our borrowers and third-party service providers may use or rely on AI-based tools in connection with investment analysis, underwriting, asset management, valuation models, cybersecurity, data processing or other business functions. The use of AI involves risks and challenges, including the potential for inaccurate or biased outputs, flawed assumptions, data privacy or confidentiality compromises, cybersecurity vulnerabilities, intellectual property concerns, and evolving legal and regulatory requirements. If AI-based tools or models are improperly designed, implemented or supervised, or if underlying data is incorrect, misleading or incomplete, their use could result in flawed investment decisions, operational disruptions, regulatory scrutiny, litigation exposure, or harm to our reputation and financial condition. In addition, the legal and regulatory frameworks governing AI continue to evolve, and future laws, regulations or enforcement actions could limit permissible uses of AI, increase compliance costs or impose liability for outcomes that may be difficult to predict or control. Our inability, or the inability of our Manager or service providers, to effectively manage the risks associated with AI or adapt to rapid technological change could adversely affect our business, financial condition and results of operations.

We are highly dependent on information systems and communication systems; systems failures and other operational disruptions could significantly affect our business, which may, in turn, negatively affect our operating results and our ability to pay dividends to our stockholders.

Our business is highly dependent on our communications and our information systems, which may interface with or depend on systems operated by third parties, including market counterparties, loan originators and other service providers. Any failure or interruption of these systems could cause delays or other problems in our activities, including in our target asset origination or acquisition activities, which could have a material adverse effect on our operating results and negatively affect the value of our common stock and our ability to pay dividends to our stockholders.

Additionally, we rely heavily on financial, accounting and other data processing systems and operational risks arising from mistakes made in the confirmation or settlement of transactions, from transactions not being properly booked, evaluated or accounted for or other similar disruption in our operations may cause us to suffer financial loss, the disruption of our business, liability to third parties, regulatory intervention or reputational damage.

Accounting rules for certain of our transactions are highly complex and involve significant judgment and assumptions. Changes in such rules, accounting interpretations or our assumptions could adversely impact our ability to timely and accurately prepare our consolidated financial statements.

We are subject to Financial Accounting Standards Board ("FASB") standards and interpretations that can result in significant accounting changes that could have a material and adverse impact on our results of operations and financial condition. Accounting rules for financial instruments, including the acquisition and sales or securitization of mortgage loans, investments in ABS, derivatives, investment consolidations and other aspects of our anticipated operations are highly complex and involve significant judgment and assumptions. For example, our estimates and judgments are based on a number of factors, including projected cash flows from the collateral securing our LMM loans, the likelihood of repayment in full at the maturity of a loan, potential for an LMM loan refinancing opportunity in the future and expected market discount rates for varying property types. These complexities could lead to a delay in the preparation of financial information and the delivery of this information to our stockholders.

Changes in accounting rules, interpretations or our assumptions could also undermine our ability to prepare timely and accurate financial statements, which could result in a lack of investor confidence in our financial information and could materially and adversely affect the market price of our common stock.

Provisions for credit losses are difficult to estimate.

Our provision for loan losses is evaluated on a quarterly basis. The determination of our provision for loan losses requires us to make certain estimates and judgments, which may be difficult to determine. Our estimates and judgments are based on a number of factors, including (1) whether cash from operations is sufficient to cover the debt service requirements currently and into the future, (2) the ability of the borrower to refinance the loan and (3) the property's liquidation value, all of which remain uncertain and are subjective. Our estimates and judgments may not be correct and, therefore, our results of operations and financial condition could be severely impacted.

Under the CECL model, we are required to present certain financial assets carried at amortized cost, such as loans held for investment, at the net amount expected to be collected. The measurement of expected credit losses is to be based on past events including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This measurement will take place at the time the financial asset is first added to the balance sheet and updated quarterly thereafter.

We may be unable to integrate prior or future acquisitions successfully and realize the anticipated synergies and other expected benefits of such acquisitions on the anticipated timeframe or at all.

We have completed a number of acquisitions in the past that we believed presented revenue, profit and cost-saving synergy opportunities and we continue to consider potential acquisitions from time to time. However, there can be no assurance a contemplated acquisition will be completed, and this uncertainty could cause some third parties with whom we do business to delay or defer decisions regarding entering into contracts or loan agreements or otherwise conducting business with us, or to seek to change or cancel existing business relationships with us, any of which could negatively affect our revenues, earnings, cash flows and expenses, regardless of whether the contemplated acquisition is completed.

Additionally, the integration of past and future acquisitions may require the devotion of significant management attention and resources. Past and potential difficulties we may encounter in the integration process include, but are not limited to, the following:

- the complexities of combining companies with different histories and portfolio assets;

- the difficulties or delays in redeploying the capital acquired in connection with an acquisition into the target assets of the combined company;

- potential unknown liabilities and unforeseen increased expenses, delays or conditions associated with an acquisition; and

- performance shortfalls as a result of the diversion of management's attention caused by completing an acquisition and integrating the companies' operations.

For all these reasons, you should be aware that it is possible that the integration process could result in the disruption of our Company's ongoing business or inconsistencies in our operations, services, standards, controls, policies and procedures, any of which could adversely affect our ability to deliver investment returns to stockholders, to maintain relationships with our key stakeholders and employees, to achieve the anticipated benefits of an acquisition, or otherwise materially and adversely affect our business and financial results.

We may seek to sell one of our business segments in an effort to maximize shareholder value, which may adversely affect our Company, our reputation, our results of operations and financial position or our stock price.

We continue to evaluate opportunities to restructure our business in an effort to maximize shareholder value, which could include the divestiture of certain of our business segments. Divestitures are subject to numerous risks and uncertainties, including, among others:

- the risk that a divestiture may not be completed in the expected time frame or at all;

- disruption of our management's attention from ongoing business operations due to a proposed or pending divestiture;

- the acceptance of a less than favorable sales price or other terms of sale;

- the potential loss of key personnel or operations;

- adverse reactions from our borrowers, lenders or other counterparties, or those of the divested business segment;

- the risk of litigation, legal claims or other judicial or administrative proceedings arising from the divestiture;

- the risk that liabilities that arose in a business prior to divestiture, such as prior liabilities of our recently divested Residential Mortgage Banking segment (formerly carried out by GMFS, LLC), could result in indemnification obligations with respect to such divestiture; and

- negative reactions from market analysts and adverse impacts on our stock price.

A divestiture could result in significant costs to us and is subject to numerous risks, including those listed above. We cannot provide any assurance that a sale of a business segment will be successful or will not harm our business, our reputation our results of operations and financial position or our stock price.

Risks Related to Our Relationship with Waterfall

We depend on Waterfall and its key personnel for our success. We may not find a suitable replacement for Waterfall if the management agreement is terminated, or if key personnel leave the employment of Waterfall or otherwise become unavailable to us.

We are dependent on Waterfall for our day-to-day management. Our Chief Financial Officer, Chief Operating Officer and Chief Credit Officer, who are employed by Waterfall, are dedicated exclusively to our business, along with several of Waterfall's accounting professionals. In addition, Waterfall or our Company may in the future hire additional personnel that may be dedicated to our business. Waterfall is not obligated under the management agreement to dedicate any of its personnel exclusively to our business, other than our Chief Financial Officer and an accounting professional, nor is it or its personnel obligated to dedicate any specific portion of its or their time to our business. We will also be responsible for the costs of our own employees. However, with the exception of our subsidiaries, which employ their own personnel, we do not have and do not expect to have our own employees. Accordingly, we believe that our success will depend to a significant extent upon the efforts, experience, diligence, skill and network of business contacts of the executive officers and key personnel of Waterfall. The executive officers and key personnel of Waterfall will evaluate, negotiate, structure, close and monitor our acquisitions of assets, and our success will depend on its continued service. The departure of any of the executive officers or key personnel of Waterfall could have a material adverse effect on our performance. In addition, we offer no assurance that Waterfall will remain our manager or that we will continue to have access to Waterfall's principals and professionals. The current term of our management agreement runs through October 31, 2026 and, unless terminated in accordance with its terms, our management agreement will automatically renew for a successive one-year term on each anniversary thereafter. If the management agreement is terminated and no suitable replacement is found to manage our Company, we may not be able to execute our business plan.

Should one or more of Waterfall's key personnel leave the employment of Waterfall or otherwise become unavailable to us, Waterfall may not be able to find a suitable replacement and we may not be able to execute certain aspects of our business plan.

There are various conflicts of interest in our relationship with Waterfall which could result in decisions that are not in the best interests of our stockholders.

We are subject to conflicts of interest arising out of our relationship with Waterfall and its affiliates. Our Chief Financial Officer, Chief Operating Officer and Chief Credit Officer are dedicated exclusively to us, along with several of Waterfall's accounting professionals and an information technology professional. With the exception of our subsidiaries, which employ their own personnel, we do not have and do not expect to have our own employees. In addition, we expect that our Chief Executive Officer and Chief Investment Officer, President, portfolio managers and any other appropriate personnel of Waterfall will devote such portion of their time to our affairs as is necessary to enable us to effectively operate our business. Waterfall and our non-dedicated officers may have conflicts between their duties to us and their duties to, and interests in, Waterfall and its affiliates. Waterfall is not required to devote a specific amount of time or the services of any particular individual to our operations. Waterfall manages or provides services to other clients, and we may compete with these other clients for Waterfall's resources and support. The ability of Waterfall and its officers and personnel to engage in other business activities may reduce the time they spend advising us.

There may also be conflicts in allocating assets that are suitable for us and other clients of Waterfall and its affiliates. Waterfall manages a series of funds and a limited number of separate accounts, which focus on a range of ABS and other credit strategies. None of these other funds or separate accounts focus on LMM loans as their primary business strategy.

To address certain potential conflicts arising from our relationship with Waterfall or its affiliates, Waterfall has agreed in a side letter agreement with us that, for so long as the management agreement is in effect, neither it nor any of its affiliates will (i) sponsor or manage any additional investment vehicle where we do not participate as an investor whose primary investment strategy will involve LMM mortgage loans, unless Waterfall obtains the prior approval of a majority of our Board (including a majority of our independent directors), or (ii) acquire a portfolio of assets, a majority of which (by value or UPB) are LMM mortgage loans on behalf of another investment vehicle (other than acquisitions of LMM ABS), unless we are first offered the investment opportunity and a majority of our Board (including a majority of our independent directors) decide not to acquire such assets.

The side letter agreement does not cover LMM ABS acquired in the market and non-real estate secured loans and we may compete with other existing clients of Waterfall and its affiliates, other funds managed by Waterfall that focus on a range of ABS and other credit strategies and separately managed accounts, and future clients of Waterfall and its affiliates in acquiring LMM ABS, non-real estate secured loans and portfolios of assets less than a majority of which (by value or UPB) are LMM loans, and in acquiring other target assets that do not involve LMM loans.

We will pay Waterfall substantial management fees regardless of the performance of our portfolio. Waterfall's entitlement to a base management fee, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking assets that provide attractive risk-adjusted returns for our portfolio. This in turn could hurt both our ability to make distributions to our stockholders and the market price of our common stock. The management agreement was negotiated between related parties and their terms, including fees payable, may not be as favorable to us as if they had been negotiated with unaffiliated third parties.

The termination of the management agreement may be difficult and require payment of a substantial termination fee or other amounts, including in the case of termination for unsatisfactory performance, which may adversely affect our inclination to end our relationship with Waterfall.

Termination of the management agreement without cause is difficult and costly. Our independent directors will review Waterfall's performance and the management fees annually and, following the initial term, the management agreement may be terminated annually upon the affirmative vote of at least two-thirds of our independent directors, or by a vote of the holders of at least a majority of the outstanding shares of our common stock (other than shares held by members of our senior management team and affiliates of Waterfall), based upon: (i) Waterfall's unsatisfactory performance that is materially detrimental to our Company, or (ii) a determination that the management fees or incentive distribution payable to Waterfall are not fair, subject to Waterfall's right to prevent termination based on unfair fees by accepting a reduction of management fees or incentive distribution agreed to by at least two-thirds of our independent directors. We must provide Waterfall with 180 days prior notice of any such termination. Additionally, upon such a termination by us without cause (or upon termination by Waterfall due to our material breach), the management agreement provides that we will pay Waterfall a termination fee equal to three times the average annual base management fee earned by Waterfall during the prior 24-month period immediately preceding the date of termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination, except upon an internalization. Additionally, if the management agreement is terminated under circumstances in which we are obligated to make a termination payment to Waterfall, our operating partnership shall repurchase, concurrently with such termination, the Class A special unit in our operating partnership held by Waterfall entitling Waterfall to an incentive distribution from our operating partnership for an amount equal to three times the average annual amount of the incentive distribution paid or payable in respect of the Class A special unit during the 24-month period immediately preceding such termination, calculated as of the end of the most recently completed fiscal quarter before the date of termination. These provisions may increase the cost to our

Company of terminating the management agreement and adversely affect our ability to terminate Waterfall without cause.

If we internalize our management functions or if Waterfall is internalized by another sponsored program, we may be unable to obtain key personnel, and the consideration we pay for any such internalization could exceed the amount of any termination fee, either of which could have a material and adverse effect on our business, financial condition and results of operations.

We may engage in an internalization transaction, become self-managed and, if this were to occur, certain key employees may not become our employees but may instead remain employees of Waterfall or its affiliates. An inability to manage an internalization transaction effectively could thus result in us incurring excess costs and suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management's attention could be diverted from most effectively managing our investments. Additionally, if another program sponsored by Waterfall internalizes Waterfall, key personnel of Waterfall, who also are key personnel of the other sponsored program, would become employees of the other program and would no longer be available to us. Any such loss of key personnel could adversely impact our ability to execute certain aspects of our business plan. Furthermore, in the case of any internalization transaction, we expect that we would be required to pay consideration to compensate Waterfall for the internalization in an amount that we will negotiate with Waterfall in good faith and which will require approval of at least a majority of our independent directors. It is possible that such consideration could exceed the amount of the termination fee that would be due to Waterfall if the conditions for terminating the management agreement without cause are satisfied and we elected to terminate the management agreement and payment of such consideration could have a material and adverse effect on our business, financial condition and results of operations.

The Class A special unit entitling Waterfall to an incentive distribution may induce Waterfall to make certain investments that may not be favorable to us, including speculative investments.

Under the partnership agreement of our operating partnership, Waterfall, the holder of the Class A special unit in our operating partnership is entitled to receive an incentive distribution that may cause Waterfall to place undue emphasis on the maximization of our "distributable earnings", which is referred to as core earnings under the partnership agreement, at the expense of other criteria, such as preservation of capital, to achieve a higher incentive distribution. Investments with higher yield potential are generally riskier or more speculative. This could result in increased risk to the value of our portfolio. For a discussion of the calculation of distributable earnings under the partnership agreement, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Incentive Distribution Payable to Waterfall" included in this Form 10-K.

Our Board will not approve each investment and financing decision made by Waterfall unless required by our investment guidelines.

We have authorized Waterfall to follow broad investment guidelines established by our Board. Our Board periodically reviews our investment guidelines and investment portfolio but does not, and is not required to, review all of our proposed investments. These investment guidelines may be changed from time to time by our Board without the approval of our stockholders. To the extent that our Board approves material changes to the investment guidelines, we will inform our stockholders of such changes through disclosure in our periodic reports and other filings required under the Exchange Act. In addition, in conducting its periodic reviews, our Board may rely primarily on information provided to them by Waterfall. Furthermore, Waterfall may use complex strategies, and transactions entered into may be costly, difficult or impossible to unwind by the time they are reviewed by our Board. Accordingly, Waterfall will have great latitude in determining the types and amounts of target assets it may decide are attractive investments for us, which could result in investment returns that are substantially below expectations or that result in losses, which would materially and adversely affect our business operations and results.

Risks Related to Our SBL Business

We may encounter risks associated with originating or acquiring SBA and other government guaranteed loans.

We will originate SBA loans and sell the guaranteed portion of such SBA loans into the secondary market. These sales may result in collecting cash premiums, creating a stream of future servicing spread or both. There can be no assurance that we will originate these loans, that a secondary market will exist or that we will realize premiums upon the sale of the guaranteed portion of these loans. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions, including revocation of the lender's preferred lender status. If we lose our status as a preferred lender, we may lose some or all of our customers to lenders who are SBA preferred lenders, and as a result we could experience a material adverse effect on our financial results.

We may acquire SBA loans or originate SBA loans and sell the guaranteed portion of such SBA loans and retain the credit risk on the non-guaranteed portion of such loans. We would then expect to share pro-rata with the SBA in any recoveries. In the event of default on an SBA loan, our pursuit of remedies against a borrower would be subject to SBA rules and in some instances SBA approval. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us. With respect to the guaranteed portion of SBA loans that may be sold by us, the SBA would first honor its guarantee and then may seek compensation from us in the event that a loss is deemed to be attributable to technical deficiencies. There can be no assurance that we will not experience a loss due to significant deficiencies with our underwriting or servicing of SBA loans.

In certain instances, including liquidation or charge-off of an SBA guaranteed loan, we may have a receivable for the SBA's guaranteed portion of legal fees, operating expenses, property taxes paid etc. related to the loan or the collateral (upon foreclosure). While we may believe expenses incurred were justified and necessary for the care and preservation of the collateral and within the established rules of the SBA, there can be no assurance that the SBA will reimburse us. In addition, obtaining reimbursement from the SBA may be a time consuming and lengthy process and the SBA may seek compensation from us related to reimbursement of expenses that it does not believe were necessary for the care and preservation of a loan or its collateral and no assurance can be given that the SBA will not decline to reimburse us for our portion of material expenses.

In addition, we originate and service USDA guaranteed loan products through our subsidiary, ReadyCap Commercial. These originated loans are either held-for-investment, placed into securitization structures, or sold. The origination and servicing of these loans are subject to similar risks associated with the origination and servicing of SBA loans as described above. The laws, regulations and standard operating procedures that are applicable to SBA and USDA loan products may change at any time. Because government regulation greatly affects our business and financial results, changes in the laws, regulations and procedures applicable to SBA and USDA loans could adversely affect our ability to operate profitably.

A government shutdown or curtailment of the government-guaranteed loan programs could cut off an important segment of our business, and may adversely affect our SBA loan program acquisitions, our SBA and USDA loan program originations and our results of operations.

Although the SBA program has been in existence since 1953, there can be no assurance that the federal government will maintain the SBA program, or that it will continue to guarantee loans at current levels. In addition, the SBA or USDA may change their rules for loans or Congress or the new U.S. administration may adopt legislation that could have the effect of discontinuing or changing these programs. If we cannot acquire, make or sell government-guaranteed loans, we may generate less interest income, fewer origination fees, and our ability to generate gains on sale of loans may decrease. From time-to-time, the government agencies that guarantee these loans reach their internally budgeted limits and cease to guarantee loans for a stated time period. Non-governmental programs could replace government programs for some borrowers, but the terms might not be equally acceptable. If these changes occur, the volume of loans to small business and industrial borrowers of the types that now qualify for government-guaranteed loans could decline, as could the profitability of these loans.

Our lending business could be materially and adversely affected by circumstances or events limiting the availability of funds for SBA and USDA loan programs. A government shutdown occurred in October 2013, December 2018 and October 2025, which affected the ability of entities to originate SBA and USDA loans because Congress failed to approve a budget which in turn eliminated the availability of funds for these programs. A similar government shutdown could occur in the future, which may affect our ability to originate government-guaranteed loans and to sell the government-guaranteed portions of those loans in the secondary market. A government shutdown may adversely affect our SBA loan program acquisitions, our SBA and USDA loan originations and our results of operations.

Risks Related to Financing and Hedging

We use leverage as part of our investment strategy, but we do not have a formal policy limiting the amount of debt we may incur. Our Board may change our leverage policy without stockholder consent.

We finance the loans we originate through securitizations and other borrowings. For information on our committed and outstanding financing arrangements see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" included in this Form 10-K. Over time, as market conditions change, we plan to use these and other borrowings. The return on our assets and cash available for distribution to our stockholders may be reduced to the extent that market conditions prevent us from leveraging our assets or cause the cost of our financing to increase relative to the income that can be derived from the assets acquired. Our financing costs will reduce cash available for distribution to stockholders. We may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. A decrease in the value of our assets that are subject to repurchase agreement financing may lead to margin calls that we will have to satisfy. We may not have the funds available to satisfy any such margin calls and may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses. The satisfaction of any such margin calls may reduce cash flow available for distribution to our stockholders. Any reduction in distributions to our stockholders may cause the value of our common stock to decline.

We have substantial debt maturing in 2026, including approximately $550 million of senior secured notes and corporate debt, which could have a negative impact on our liquidity, results of operations, and book value.

We have substantial debt maturing in 2026, including approximately $550.0 million of senior secured notes and corporate debt. We believe that our sources of liquidity will provide sufficient liquidity to fund ongoing obligations. Our sources of liquidity include approximately $200.0 million of unrestricted cash and approximately $700.0 million of unencumbered assets as of December 31, 2025, and we also expect to have net liquidity from portfolio maturities and pending asset resolutions over the next 12 months, and may also sell additional assets. However, there can be assurances regarding the amount of net liquidity that we will generate over the next 12 months. Furthermore, the combination of these items may prevent us from utilizing liquidity to originate new loans or otherwise operate the business, and may have a negative impact on our book value if we sell assets at less than their carrying value. These factors could have a negative impact on our liquidity, results of operations and book value. For more information, see "Liquidity and Capital Resources".

We may not be able to successfully complete additional securitization transactions, which could limit potential future sources of financing and could inhibit the growth of our business.

We may use our existing credit facilities or repurchase agreements or, if we are successful in entering into definitive documentation in respect of our other potential financing facilities, other borrowings to finance the origination and/or acquisition of LMM loans until a sufficient quantity of eligible assets has been accumulated, at which time we would refinance these short-term facilities or repurchase agreements through the securitization market, which could include the creation of CMBS, collateralized debt obligations ("CDOs"), or the private placement of loan participations or other long-term financing. When we employ this strategy, we are subject to the risk that we would not be able to obtain, during the period that our short-term financing arrangements are available, a sufficient amount of eligible assets to maximize the efficiency of a CMBS, CDO or private placement issuance. We are also subject to the risk that we will not be able to obtain short-term financing arrangements or will not be able to renew any short-term financing arrangements after they expire should we find it necessary to extend such short-term financing arrangements to allow more time to obtain the necessary eligible assets for a long-term financing.

The inability to consummate securitizations of our portfolio to finance our LMM loan and ABS assets on a long-term basis could require us to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or price, which could have a material and adverse effect on our business, financial condition and results of operations.

Through certain of our subsidiaries, we may engage in securitization transactions relating to mortgage loans, which would expose us to potentially material risks.

Through certain of our subsidiaries we may engage in securitization transactions relating to mortgage loans, which generally would require us to prepare marketing and disclosure documentation, including term sheets and prospectuses, which include disclosures regarding the securitization transactions and the assets being securitized. If our marketing and disclosure documentation are alleged or found to contain inaccuracies or omissions, we may be liable under federal and state securities laws (or under other laws) for damages to third parties that invest in these securitization transactions, including in circumstances where we relied on a third party in preparing accurate disclosures, or we may incur other expenses and costs in connection with disputing these allegations or settling claims.

In recent years there has also been debate as to whether there are defects in the legal process and legal documents governing transactions in which securitization trusts and other secondary purchasers take legal ownership of mortgage loans and establish their rights as first priority lien holders on underlying mortgaged property. To the extent there are problems with the manner in which title and lien priority rights were established or transferred, securitization transactions that we may sponsor and third-party sponsored securitizations that we hold investments in may experience losses, which could expose us to losses and could damage our ability to engage in future securitization transactions.

Our potential securitization activities could expose us to litigation, adversely affecting our business and financial results.

Through certain of our subsidiaries we may engage in or participate in securitization transactions relating to mortgage loans. As a result of declining property values, increasing defaults, changes in interest rates, or other factors, the aggregate cash flows from the loans held by any securitization entity that we may sponsor and the securities and other assets held by these entities may be insufficient to repay in full the principal amount of ABS issued by these securitization entities. We do not expect to be directly liable for any of the ABS issued by these entities. Nonetheless, third parties who hold the ABS issued by these entities may try to hold us liable for any losses they experience, including through claims under federal and state securities laws or claims for breaches of representations and warranties we would make in connection with engaging in these securitization transactions.

Defending a lawsuit can consume significant resources and may divert management's attention from our operations. We may be required to establish reserves for potential losses from litigation, which could be material. To the extent we are unsuccessful in our defense of any lawsuit, we could suffer losses, which could be in excess of any reserves established relating to that lawsuit, and these losses could be material.

We may be required to repurchase mortgage loans or indemnify investors if we breach representations and warranties, which could harm our earnings.

We have sold and, on occasion, consistent with our qualification as a REIT and our desire to avoid being subject to the "prohibited transaction" penalty tax, we may sell some of our loans in the secondary market or as a part of a securitization of a portfolio of our loans. When we sell loans, we are required to make customary representations and warranties about such loans to the loan purchaser. Our mortgage loan sale agreements may require us to repurchase or substitute loans in the event we breach a representation or warranty given to the loan purchaser. In addition, we may be required to repurchase loans as a result of borrower fraud or in the event of early payment default on a mortgage loan. Likewise, we may be required to repurchase or substitute loans if we breach a representation or warranty in connection with our securitizations, if any.

The remedies available to a purchaser of mortgage loans are generally broader than those available to us against the originating broker or correspondent. Further, if a purchaser enforces its remedies against us, we may not be able to enforce the remedies we have against the sellers. The repurchased loans typically can only be financed at a steep discount to their repurchase price, if at all. They are also typically sold at a significant discount to the UPB. Significant repurchase activity could harm our cash flow, results of operations, financial condition and business prospects.

Certain financing arrangements restrict our operations and expose us to additional risk.

Our existing financing arrangements, including our senior secured notes, corporate debt, and our future financing arrangements are or will be governed by a credit agreement, indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock. We will bear the cost of issuing and servicing such credit facilities, arrangements or securities.

These restrictive covenants and operating restrictions could have a material adverse effect on our operating results, cause us to lose our REIT status, restrict our ability to finance or securitize new originations and acquisitions, force us to liquidate collateral and negatively affect the market price of our common stock and our ability to pay dividends. For further information on these covenants see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" included in this Form 10-K.

Our securitizations may also reduce and/or restrict our available cash needed to pay dividends to our stockholders in order to satisfy the REIT requirements. Under the terms of the securitization, excess interest collections with respect to the securitized loans are distributed to us as the trust certificate holder once the overcollateralization target is reached and maintained. If the securitized loans experience delinquencies exceeding default triggers specified in the securitizations, the excess interest collections will be paid to the noteholders as additional principal payments on the notes. If excess interest collections are paid to noteholders rather than to us, we will be required to use cash from other sources to pay dividends to our stockholders in order to satisfy the REIT requirements or to fund our ongoing operations.

The repurchase agreements that we will use to finance our assets will restrict us from leveraging our assets as fully as desired and may require us to provide additional collateral.

We may use credit facilities together with other borrowings structured as repurchase agreements to finance our assets. If the market value of the assets pledged or sold by us under a repurchase agreement borrowing to a financing institution declines, we will normally be required by the financing institution to pay down a portion of the funds advanced, but we may not have the funds available to do so, which could result in defaults. Repurchase agreements that we may use in the future may also require us to provide additional collateral if the market value of the assets pledged or sold by us to a financing institution declines. Posting additional collateral to support our credit will reduce our liquidity and limit our ability to leverage our assets, which could adversely affect our business. In the event we do not have sufficient liquidity to meet such requirements, financing institutions can accelerate repayment of our indebtedness, increase interest rates, liquidate our collateral or terminate our ability to borrow. Such a situation would likely result in a rapid deterioration of our financial condition and possibly necessitate a filing for bankruptcy protection. For further information on our repurchase agreements see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" included in this Form 10-K.

Further, financial institutions providing the repurchase facilities may require us to maintain a certain amount of cash that is not invested or to set aside non-leveraged assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. If we are unable to meet these collateral obligations, our financial condition could deteriorate rapidly.

If a counterparty to our repurchase transactions defaults on its obligation to resell the underlying asset back to us at the end of the transaction term, or if the value of the underlying asset has declined as of the end of that term, or if we default on our obligations under the repurchase agreement, we will incur losses on our repurchase transactions.

Under repurchase agreement financings, we generally sell assets to lenders (that is, repurchase agreement counterparties) and receive cash from the lenders. The lenders are obligated to resell the same assets back to us at the end of the term of the transaction, which typically ranges from 30 to 90 days, but which may have terms of up to 364 days or longer.

Because the cash we will receive from the lender when it initially sells the assets to the lender is less than the value of those assets (this is referred to as the haircut), if the lender defaults on its obligation to resell the same assets back to us, we would incur a loss on the transaction equal to the amount of the haircut (assuming no change in the value of the assets). We would also incur losses on a repurchase transaction if the value of the underlying assets has declined as of the end of the transaction term, as we would have to repurchase the assets for their initial value but would receive assets worth less than that amount. Further, if we default on one of our obligations under a repurchase transaction, the lender will be able to terminate the transaction and cease entering into any other repurchase transactions with us. It is also possible that our repurchase agreements will contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under our other agreements could also declare a default. If a default occurs under any of our repurchase agreements and the lenders terminate one or more of our repurchase agreements, we may need to enter into replacement repurchase agreements with different lenders. There can be no assurance that we will be successful in entering into such replacement repurchase agreements on the same terms as the repurchase agreements that were terminated or at all. Any losses we incur on our repurchase transactions could adversely affect our earnings and thus our cash available for distribution to our stockholders.

Our rights under our repurchase agreements may be subject to the effects of bankruptcy laws in the event of the bankruptcy or insolvency of our Company or our lenders under the repurchase agreements, which may allow our lenders to repudiate our repurchase agreements.

In the event of insolvency or bankruptcy, repurchase agreements normally qualify for special treatment under the Bankruptcy Code, the effect of which, among other things, would be to allow the lender under the applicable repurchase agreement to avoid the automatic stay provisions of the Bankruptcy Code and to foreclose on the collateral agreement without delay. In the event of the insolvency or bankruptcy of a lender during the term of a repurchase agreement, the lender may be permitted, under applicable insolvency laws, to repudiate the contract, and our claim against the lender for damages may be treated simply as an unsecured creditor. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, our ability to exercise our rights to recover our securities under a repurchase agreement or to be compensated for any damages resulting from the lender's insolvency may be further limited by those statutes. These claims would be subject to significant delay and, if and when received, may be substantially less than the damages we actually incur.

The change of control provisions in our senior secured notes, corporate debt and the related indentures could deter, delay or prevent an otherwise beneficial merger, acquisition, tender offer or other takeover attempt involving our Company.

The change of control provisions in our senior secured notes, corporate debt and related indentures could make it more difficult or more expensive for a third-party to acquire our Company. If a merger, acquisition, tender offer or other takeover attempt involving our Company by a third-party constitutes a change of control under the related indentures, we, ReadyCap Holdings, LLC ("ReadyCap Holdings"), or RCC Merger Sub, LLC may be required to offer to repurchase all of our senior secured notes and corporate debt. As a result, our obligations under our senior secured notes and corporate debt could increase the cost of acquiring our Company or otherwise discourage a third party from acquiring our Company.

We may enter into hedging transactions that could expose us to contingent liabilities in the future and adversely impact our financial condition.

Subject to maintaining our qualification as a REIT, part of our strategy involves entering into hedging transactions that could require us to fund cash payments in certain circumstances (such as the early termination of a hedging instrument caused by an event of default or other early termination event). The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges, and these economic losses will be reflected in our results of operations. We may also be required to provide margin to our counterparties to collateralize our obligations under hedging agreements. Our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time. The need to fund these obligations could adversely impact our financial condition.

Hedging against interest rate exposure may adversely affect our earnings, which could reduce our cash available for distribution to our stockholders.

Subject to maintaining our qualification as a REIT, we will likely pursue various hedging strategies to seek to reduce our exposure to adverse changes in interest and foreign currency rates. Our hedging activity will vary in scope based on the level and volatility of interest rates, exchange rates, the type of assets held and other changing market conditions. Hedging may fail to protect or could adversely affect us because, among other things:

- interest rate, currency and/or credit hedging can be expensive and may result in us receiving less interest income;

- available interest rate hedges may not correspond directly with the interest rate risk for which protection is sought;

- the value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair value and any downward adjustments or "mark-to-market" losses would reduce earnings or stockholders' equity;

- the market value of derivatives used for hedging may decrease from time to time, which may require us to deliver additional margin to our counterparties;

- the amount of income that a REIT may earn from non-qualifying hedging transactions (other than through TRSs) to offset interest rate losses is limited by U.S. federal tax provisions governing REITs;

- the credit quality of the hedging counterparty owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

- the hedging counterparty owing money in the hedging transaction may default on its obligation to pay; and

- the duration of the hedge may not match the duration of the related liability.

In general, when we acquire an LMM loan or ABS asset, we may, but are not required to, enter into an interest rate swap agreement or other hedging instrument that effectively fixes our borrowing costs for a period close to the anticipated average life of the fixed-rate portion of the related assets. This strategy is designed to protect us from rising interest rates, because the borrowing costs are fixed for the duration of the fixed-rate portion of the related LMM loan or ABS asset.

However, if prepayment rates decrease in a rising interest rate environment, the life of the fixed-rate portion of the related assets could extend beyond the term of the swap agreement or other hedging instrument. This could have a negative impact on our results of operations, as borrowing costs would no longer be fixed after the end of the hedging instrument while the income earned on the LMM loan or ABS asset would remain fixed. This situation may also cause the market value of our LMM loan or ABS asset to decline, with little or no offsetting gain from the related hedging transactions. In extreme situations, we may be forced to sell assets to maintain adequate liquidity, which could cause us to incur losses.

In addition, the use of this swap hedging strategy effectively limits increases in our book value in a declining rate environment, due to the effectively fixed nature of our hedged borrowing costs. In an extreme rate decline, prepayment rates on our assets might actually result in certain of our assets being fully paid off while the corresponding swap or other hedge instrument remains outstanding. In such a situation, we may be forced to terminate the swap or other hedge instrument at a level that causes us to incur a loss.

Our hedging transactions, which are intended to limit losses, may actually adversely affect our earnings, which could reduce our cash available for distribution to our stockholders.

Our use of derivatives may expose us to counterparty and other risks.

We will likely enter into over-the-counter interest rate swap agreements to hedge risks associated with movements in interest rates. Because such interest rate swaps are not cleared through a central counterparty, the counterparty's performance is not guaranteed by a clearing house. As a result, if a swap counterparty cannot perform under the terms of an interest rate swap, we would not receive payments due under that agreement, we may lose any unrealized gain associated with the interest rate swap and the hedged liability would cease to be hedged by the interest rate swap. We may also be at risk for any collateral we have pledged to secure our obligation under the interest rate swap if the counterparty becomes insolvent or files for bankruptcy.

The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in its default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, we may not always be able to dispose of or close out a hedging position without the consent of the hedging counterparty and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot provide any assurances that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

Derivative instruments are also subject to liquidity risk and may be difficult or impossible to sell, close out or replace quickly and at the price that reflects the fundamental value of the instrument. Although both over-the-counter and exchange-traded markets may experience lack of liquidity, over-the-counter, non-standardized derivative transactions are generally less liquid than exchange-traded instruments.

Furthermore, derivative transactions are subject to increasing statutory and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. Any actions taken by regulators could constrain our strategy and could increase our costs, either of which could materially and adversely impact our operations.

In particular, the Dodd-Frank Act requires certain derivatives, including certain interest rate swaps, to be executed on a regulated market and cleared through a central counterparty. Unlike uncleared swaps, the counterparty for the cleared swaps is the clearing house, which reduces counterparty risk. However, cleared swaps require us to appoint clearing brokers and to post margin in accordance with the clearing house's rules, which has resulted in increased costs for cleared swaps over uncleared swaps. Regulators have also mandated margin requirements with respect to uncleared swaps under certain circumstances. These rules require us to post margin for uncleared swaps with swap dealers. The margin for both cleared and uncleared swaps will generally be limited to cash and certain types of securities. These requirements may increase the costs of hedging and induce us to change or reduce our use of hedging transactions.

Regulation as a commodity pool operator could subject us to additional regulation and compliance requirements, which could materially adversely affect our business and financial condition.

The Dodd-Frank Act extended the reach of commodity regulations for the first time to include not just traditional futures contracts but also derivative contracts referred to as "swaps." As a consequence of this change, any investment fund that trades in swaps may be considered a "commodity pool," which would cause its operator to be regulated as a commodity pool operator ("CPO"). Under the new requirements, CPOs must register or file for an exemption from registration with the National Futures Association, the self-regulatory organization for swaps and other financial instruments regulated by the U.S. Commodity Futures Trading Commission ("CFTC"), and become subject to regulation by the CFTC, including with respect to disclosure, recordkeeping and reporting.

On December 7, 2012, the CFTC issued a no-action letter that provides mortgage REITs relief from such registration (the "No-Action Letter"), if they meet certain conditions and submit a claim for such no-action relief by email to the CFTC. We believe we will meet the conditions set forth in the No-Action Letter and we have filed our claim with the CFTC to perfect the use of the no-action relief from registration. However, if in the future we do not meet the conditions set forth in the No-Action Letter or the relief provided by the No-Action Letter becomes unavailable for any other reason and we are unable to obtain another exemption from registration, we may be required to reduce or eliminate our use of interest rate swaps or vary the manner in which we deploy interest rate swaps in our business and we or our directors may be required to register with the CFTC as CPOs and Waterfall may be required to register as a "commodity trading advisor" with the CFTC, which will require compliance with CFTC rules and subject us, our Board and Waterfall to regulation by the CFTC. In the event registration for our Company, our directors or Waterfall is required but is not obtained, we, our Board or Waterfall may be subject to fines, penalties and other civil or governmental actions or proceedings, any of which could have a material adverse effect on our business, financial condition and results of operations. The costs of compliance with the CFTC regulations, or the changes to our hedging strategy necessary to avoid their application, could have a material adverse effect on our business, financial condition and results of operations.

If we attempt to qualify for hedge accounting treatment for our derivative instruments, but we fail to qualify, we may suffer losses because losses on the derivatives that we enter into may not be offset by a change in the fair value of the related hedged transaction.

We record derivative and hedging transactions in accordance with GAAP. Under these standards, we may fail to qualify for, or choose not to elect, hedge accounting treatment for a number of reasons, including if we use instruments that do not meet the definition of a derivative (such as short sales), we fail to satisfy hedge documentation, and hedge effectiveness assessment requirements or our instruments are not highly effective. If we fail to qualify for, or choose not to elect, hedge accounting treatment, our operating results may be volatile because changes in the fair value of the derivatives that we enter into may not be offset by a change in the fair value of the related hedged transaction or item.

Risks Related to Taxation as a REIT

Our failure to qualify as a REIT, or the failure of our predecessor to qualify as a REIT, would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders.

We have been organized and operated and intend to continue to operate in a manner that will enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2011. We have not requested and do not intend to request a ruling from the Internal Revenue Service (the "IRS"), that we qualify as a REIT. The U.S. federal income tax laws governing REITs are complex, and judicial and administrative interpretations of the U.S. federal income tax laws governing REIT qualification are limited. The complexity of these provisions and of applicable Treasury Regulations is greater in the case of a REIT that, like us, holds our assets through a partnership. To qualify as a REIT, we must meet, on an ongoing basis, various tests regarding the nature of our assets and our income, the ownership of our outstanding shares, and the amount of our distributions. Our ability to satisfy the asset tests depends on our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we may not obtain independent appraisals. Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT. In addition, our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes. Furthermore, we hold certain assets through our ownership interest in Ready Capital Subsidiary REIT I, LLC, which we refer to as our subsidiary REIT. Our ability to qualify as a REIT is dependent in part on the REIT qualification of our subsidiary REIT, which is required to separately satisfy each of the REIT requirements in order to qualify as a REIT. Thus, while we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. These considerations also might restrict the types of assets that we can acquire in the future.

If we fail to qualify as a REIT in any taxable year, and do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax on our taxable income, and distributions to our stockholders would not be deductible by us in determining our taxable income. In such a case, we might need to borrow money or sell assets in order to pay our taxes. Our payment of income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a REIT, we no longer would be required to distribute substantially all of our net taxable income to our stockholders. In addition, unless we were eligible for certain statutory relief provisions, we could not re-elect to qualify as a REIT until the fifth calendar year following the year in which we failed to qualify.

The percentage of our assets represented by TRSs and the amount of our income that we can receive in the form of TRS dividends and interest are subject to statutory limitations that could jeopardize our REIT qualification and could limit our ability to acquire or force us to liquidate otherwise attractive investments.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. In order to treat a subsidiary of the REIT as a TRS, both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. In order to qualify as a REIT, for taxable years ending before January 1, 2026, no more than 20% of the value of our gross assets at the end of each calendar quarter may consist of securities of one or more TRSs. For taxable years beginning on or after January 1, 2026, no more than 25% of the value of our gross assets at the end of each calendar quarter may consist of securities of one or more TRSs. A significant portion of our activities are conducted through our TRSs, and we expect that such TRSs will, at times, hold significant assets.

We have elected, together with certain of our subsidiaries, for each such entity to be treated as a TRS, and we may make TRS elections with respect to certain other entities we may form in the future (collectively referred to herein as "our TRSs"). While we intend to manage our affairs so as to satisfy the TRS limitation, there can be no assurance that we will be able to do so in all market circumstances.

In order to satisfy the TRS limitation, we have been required to and may in the future be required to acquire assets that we otherwise would not acquire, liquidate or restructure assets that we hold through our TRSs, or otherwise engage in transactions that we would not otherwise undertake absent the requirements for REIT qualifications. Each of these actions could reduce the distributions available to our stockholders. In addition, we and our subsidiary REIT have made loans to our TRSs that meet the requirements to be treated as qualifying investments of new capital, which is generally treated as a real estate asset under the Code. Because such loans are treated as real estate assets for purposes of the REIT requirements, we do not treat these loans as TRS securities for purposes of the TRS asset limitation, which is consistent with private rulings issued by the IRS. However, no assurance can be provided that the IRS may not successfully assert that such loans should be treated as securities of our TRSs or our subsidiary REIT's TRSs, which could adversely impact our qualification as a REIT. In addition, our TRSs have obtained financing in transactions in which we and our other subsidiaries have provided guaranties and similar credit support. Although we believe that these financings are properly treated as financings of our TRSs for U.S. federal income tax purposes, no assurance can be provided that the IRS would not assert that such financings should be treated as issued by other entities in our structure, which could impact our compliance with the TRS limitation and the other REIT requirements. Moreover, no assurance can be provided that we will be able to successfully manage our asset composition in a manner that causes us to satisfy the TRS limitation each quarter, and our failure to satisfy this limitation could result in our failure to qualify as a REIT.

Any distributions we receive from our TRSs are classified as dividend income to the extent of the earnings and profits of the distributing corporation. Any of our TRSs may from time to time need to make such distributions in order to keep the value of our TRSs below 20% or 25%, as applicable, of our total assets. However, TRS dividends will generally not constitute qualifying income for purposes of one of the tests we must satisfy to qualify as a REIT, namely, that at least 75% of our gross income must in each taxable year generally be from real estate assets. While we will continue to monitor our compliance with both this gross income test and the limitation on the percentage of our assets represented by securities of our TRSs, and intend to conduct our affairs so as to comply with both, the two may at times be in conflict with one another. As an example, it is possible that we may wish to distribute a dividend from a TRS in order to reduce the value of our TRSs below the required threshold of our assets, but be unable to do so without violating the requirement that 75% of our gross income in the taxable year be derived from real estate assets. Although there are other measures we can take in such circumstances in order to remain in compliance, there can be no assurance that we will be able to comply with both of these tests in all market conditions.

Complying with REIT requirements may force us to liquidate or forego otherwise attractive investments, which could reduce returns on our assets and adversely affect returns to our stockholders.

To qualify as a REIT, we must generally ensure that at least 75% of our gross income for each taxable year, excluding certain amounts, is derived from certain real property-related sources, and at least 95% of our gross income for each taxable year, excluding certain amounts, is derived from certain real property-related sources and passive income such as dividends and interest. In addition, we generally must ensure that at the end of each calendar quarter at least 75% of the value of our total assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans. The remainder of our investment in securities (other than government securities and qualifying real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer.

In addition, in general, no more than 5% of the value of our assets (other than government securities and qualifying real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our assets may consist of "nonqualified publicly offered REIT debt instruments." Further, for taxable years ending before January 1, 2026, no more than 20% of the value of our total assets can be represented by stock and securities of one or more TRSs. For taxable years beginning on or after January 1, 2026, no more than 25% of the value of our total assets can be represented by stock and securities of one or more TRSs. If we fail to comply with these requirements at the end of any quarter, we must correct the failure within 30 days after the end of such calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments from our portfolio. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders. In addition, if we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT. The REIT requirements described above may also restrict our ability to sell REIT-qualifying assets, including asset sales made in connection with a disposition of certain segments of our business or in connection with a liquidation of us, without adversely impacting our qualifications as a REIT. Furthermore, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, and may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source of income or asset diversification requirements for qualifying as a REIT.

In addition, certain assets that we hold or intend to hold, including unsecured loans, loans secured by both real property and personal property where the fair market value of the personal property exceeds 15% of the total fair market value of all of the property securing the loan, and interests in ABS secured by assets other than real property or mortgages on real property or on interests in real property, are not qualified and will not be qualified real estate assets for purposes of the asset tests. Accordingly, our ability to invest in such assets will be limited, and our investment in such assets could cause us to fail to qualify as a REIT if our holdings in such assets do not satisfy such limitations.

Distributions from us or gain on the sale of our common stock may be treated as unrelated business taxable income, or "UBTI", to U.S. tax-exempt holders of common stock.

If (i) all or a portion of our assets are subject to the rules relating to taxable mortgage pools, (ii) a tax-exempt U.S. person has incurred debt to purchase or hold our common stock, (iii) we purchase real estate mortgage investment conduit ("REMIC") residual interests that generate "excess inclusion income," or (iv) we are a "pension held REIT," then a portion of the distributions with respect to our common stock and, in the case of a U.S. person described in clause (ii), gains realized on the sale of such common stock by such U.S. person, may be subject to U.S. federal income tax as UBTI under the Code. We have engaged in certain securitization transactions that are treated as taxable mortgage pools for U.S. federal income tax purposes. Although we believe that such transactions are structured in a manner so that they should not cause any portion of the distributions in our shares to be treated as excess inclusion income, no assurance can be provided that the IRS would not assert a contrary position.

The REIT distribution requirements could adversely affect our ability to execute our business plan and may require us to incur debt, sell assets or take other actions to make such distributions.

To qualify as a REIT, we must distribute to our stockholders each calendar year dividends equal to at least 90% of our REIT taxable income (including certain items of non-cash income), determined without regard to the deduction for dividends paid and excluding net capital gain. To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our taxable income, we will be subject to U.S. federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. Our current policy is to pay distributions which will allow us to satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income tax on our undistributed income.

Our taxable income may substantially exceed our net income as determined under U.S. GAAP, or differences in timing between the recognition of taxable income and the actual receipt of cash may occur. For example, it is likely that we will acquire assets that generate taxable income in excess of economic income or in advance of the corresponding cash flow from the assets. We generally will be required to recognize certain amounts in income no later than the time such amounts are reflected on our financial statements. The application of this rule may require the accrual of income earlier than would be the case under the otherwise applicable tax rules. Although the precise application of this rule is not entirely clear, final regulations generally exclude, among other items, OID and market discount income from the applicability of this rule.

Also, in certain circumstances our ability to deduct interest expenses for U.S. federal income tax purposes may be limited. We may also acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are "significant modifications" under the applicable Treasury Regulations, the modified debt may be considered to have been reissued to us at a gain in a debt-for-debt exchange with the borrower, with gain recognized by us to the extent that the principal amount of the modified debt exceeds our cost of purchasing it prior to modification. Finally, we may be required under the terms of the indebtedness that we incur to use cash received from interest payments to make principal payments on that indebtedness, with the effect that we will recognize income but will not have a corresponding amount of cash available for distribution to our stockholders.

As a result of the foregoing, we may generate less cash flow than taxable income in a particular year and find it difficult or impossible to meet the REIT distribution requirements in certain circumstances. In such circumstances, we may be required to (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be used for future investment or used to repay debt, or (iv) make a taxable distribution of shares of common stock as part of a distribution in which stockholders may elect to receive shares of common stock or (subject to a limit measured as a percentage of the total distribution) cash, in order to comply with the REIT distribution requirements. Thus, compliance with the REIT distribution requirements may hinder our ability to grow, which could adversely affect the value of our common stock.

We may be required to report taxable income with respect to certain of our investments in excess of the economic income we ultimately realize from them.

We may acquire mortgage loans or other debt instruments in the secondary market for less than their face amount. The discount at which such securities are acquired may reflect doubts about their ultimate collectability rather than current market interest rates. The amount of such discount will nevertheless generally be treated as "market discount" for U.S. federal income tax purposes. Market discount generally accrues on the basis of the constant yield to maturity of the debt instrument based generally on the assumption that all future payments on the debt instrument will be made. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made. In particular, payments on mortgage loans are ordinarily made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on a debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deduction in a subsequent taxable year. In addition, we may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are "significant modifications" under applicable Treasury Regulations, the modified debt may be considered to have been reissued to us at a gain in a debt-for-debt exchange with the borrower. In that event, we may be required to recognize taxable gain to the extent the principal amount of the modified debt exceeds our adjusted tax basis in the unmodified debt, even if the value of the debt or the payment expectations have not changed.

In the event that any mortgage loans or other debt instruments acquired by us are delinquent as to mandatory principal and interest payments, or in the event a borrower with respect to a particular debt instrument acquired by us encounters financial difficulty rendering it unable to pay stated interest as due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income as it accrues, despite doubt as to its ultimate collectability. While we would in general ultimately have an offsetting loss deduction available to us when such interest was determined to be uncollectible, the loss would likely be treated as a capital loss, and the utility of that loss would therefore depend on our having capital gain in that later year or thereafter.

We may hold excess MSRs, which means the portion of an MSR that exceeds the arm's-length fee for services performed by the mortgage servicer. Based on IRS guidance concerning the classification of MSRs, we intend to treat any excess MSRs we acquire as ownership interests in the interest payments made on the underlying mortgage loans, akin to an "interest only" strip. Under this treatment, for purposes of determining the amount and timing of taxable income, each excess MSR is treated as a bond that was issued with OID on the date we acquired such excess MSR. In general, we will be required to accrue OID based on the constant yield to maturity of each excess MSR, and to treat such OID as taxable income in accordance with the applicable U.S. federal income tax rules. The constant yield of an excess MSR will be determined, and we will be taxed, based on a prepayment assumption regarding future payments due on the mortgage loans underlying the excess MSR. If the mortgage loans underlying an excess MSR prepay at a rate different than that under the prepayment assumption, our recognition of OID will be either increased or decreased depending on the circumstances. Thus, in a particular taxable year, we may be required to accrue an amount of income in respect of an excess MSR that exceeds the amount of cash collected in respect of that excess MSR. Furthermore, it is possible that, over the life of the investment in an excess MSR, the total amount we pay for, and accrue with respect to, the excess MSR may exceed the total amount we collect on such excess MSR. No assurance can be given that we will be entitled to a deduction for such excess, meaning that we may be required to recognize phantom income over the life of an excess MSR.

The interest apportionment rules may affect our ability to comply with the REIT asset and gross income tests.

The interest apportionment rules under Treasury Regulation Section 1.856-5(c) provide that, if a mortgage is secured by both real property and other property, a REIT is required to apportion its annual interest income to the real property security based on a fraction, the numerator of which is the value of the real property securing the loan, determined when the REIT commits to acquire the loan, and the denominator of which is the highest "principal amount" of the loan during the year. If a mortgage is secured by both real property and personal property and the value of the personal property does not exceed 15% of the aggregate value of the property securing the mortgage, the mortgage is treated as secured solely by real property for this purpose. IRS Revenue Procedure 2014-51 interprets the "principal amount" of the loan to be the face amount of the loan, despite the Code's requirement that taxpayers treat any market discount, which is the difference between the purchase price of the loan and its face amount, for all purposes (other than certain withholding and information reporting purposes) as interest rather than principal.

To the extent the face amount of any loan that we hold that is secured by both real property and other property exceeds the value of the real property securing such loan, the interest apportionment rules described above may apply to certain of our loan assets unless the loan is secured solely by real property and personal property and the value of the personal property does not exceed 15% of the value of the property securing the loan. Thus, depending upon the value of the real property securing our mortgage loans and their face amount, and the other sources of our gross income generally, we may fail to meet the 75% gross income test. In addition, although we will endeavor to accurately determine the values of the real property securing our loans at the time we acquire or commit to acquire such loans, such values may not be susceptible to a precise determination and will be determined based on the information available to us at such time. If the IRS were to successfully challenge our valuations of such assets and such revaluations resulted in a higher portion of our interest income being apportioned to property other than real property, we could fail to meet the 75% gross income test. If we do not meet this test, we could potentially lose our REIT qualification or be required to pay a penalty tax to the IRS.

In addition, the Code provides that a regular or a residual interest in a REMIC is generally treated as a real estate asset for the purposes of the REIT asset tests, and any amount includible in our gross income with respect to such an interest is generally treated as interest on an obligation secured by a mortgage on real property for the purposes of the gross income tests. If, however, less than 95% of the assets of a REMIC in which we hold an interest consists of real estate assets (determined as if we held such assets), we will be treated as holding our proportionate share of the assets of the REMIC for the purpose of the asset tests and receiving directly our proportionate share of the income of the REMIC for the purpose of determining the amount of income from the REMIC that is treated as interest on an obligation secured by a mortgage on real property. In connection with the expanded HARP program, the IRS issued guidance providing that, among other things, if a REIT holds a regular interest in an "eligible REMIC," or a residual interest in an "eligible REMIC" that informs the REIT that at least 80% of the REMIC's assets constitute real estate assets, then (i) the REIT may treat 80% of the value of the interest in the REMIC as a real estate asset for the purpose of the REIT asset tests and (ii) the REIT may treat 80% of the gross income received with respect to the interest in the REMIC as interest on an obligation secured by a mortgage on real property for the purpose of the 75% gross income test. For this purpose, a REMIC is an "eligible REMIC" if (i) the REMIC has received a guarantee from Fannie Mae or Freddie Mac that will allow the REMIC to make any principal and interest payments on its regular and residual interests and (ii) all of the REMIC's mortgages and pass-through certificates are secured by interests in single-family dwellings. If we were to acquire an interest in an eligible REMIC less than 95% of the assets of which constitute real estate assets, the IRS guidance described above may generally allow us to treat 80% of our interest in such a REMIC as a qualifying real estate asset for the purpose of the asset tests and 80% of the gross income derived from the interest as qualifying income for the purpose of the 75% gross income test. Although the portion of the income from such a REMIC interest that does not qualify for the 75% gross income test would likely be qualifying income for the purpose of the 95% gross income test, the remaining 20% of the REMIC interest generally would not qualify as a real estate asset, which could adversely affect our ability to satisfy the REIT asset tests. Accordingly, owning such a REMIC interest could adversely affect our ability to qualify as a REIT.

Our ownership of and relationship with any TRS which we may form or acquire will be limited, and a failure to comply with the limits would jeopardize our REIT qualification and our transactions with our TRSs may result in the application of a 100% excise tax if such transactions are not conducted on arm's-length terms.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may earn income that would not be qualifying income if earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. Overall, for taxable years ending before January 1, 2026, no more than 20% of the value of a REIT's assets may consist of stock and securities of one or more TRSs. For taxable years beginning on or after January 1, 2026, no more than 25% of the value of a REIT's assets may consist of stock and securities of one or more TRSs. A domestic TRS will pay U.S. federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis.

We have elected and will elect to treat certain subsidiaries as TRSs. Any such TRS and any other domestic TRS that we may form would therefore be required to pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income would be available for distribution to us but would not be required to be distributed to us by such TRS. We anticipate that the aggregate value of the TRS stock and securities owned by us will be less than 20% or 25%, as appropriate, of the value of our total assets (including the TRS stock and securities). Furthermore, we will monitor the value of our investments in our TRSs to ensure compliance with the rule that no more than 20% or 25%, as appropriate, of the value of our assets may consist of TRS stock and securities (which is applied at the end of each calendar quarter). In addition, we will scrutinize all of our transactions with TRSs to ensure that they are entered into on arm's-length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the TRS limitations or to avoid application of the 100% excise tax discussed above.

The ownership limits that apply to REITs, as prescribed by the Code and by our charter, may inhibit market activity in shares of our common stock and restrict our business combination opportunities.

In order for us to qualify as a REIT, not more than 50% in value of our outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year after the first year for which we elect to qualify as a REIT. Additionally, at least 100 persons must beneficially own our stock during at least 335 days of a taxable year or during a proportionate part of a taxable year of less than twelve months (other than the first taxable year for which we elect to be taxed as a REIT). Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary or appropriate to preserve our qualification as a REIT. Our charter also provides that, unless exempted by our Board, no person may own more than 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of our common stock, or 9.8% in value or in number, whichever is more restrictive, of the outstanding shares of all classes and series of our capital stock. Our Board may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the ownership limits or establish a different limit on ownership, or excepted holder limit, for a particular stockholder if the stockholder's ownership in excess of the ownership limits would not result in us being "closely held" under Section 856(h) of the Code or otherwise failing to qualify as a REIT. These ownership limits could delay or prevent a transaction or a change in control of us that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Certain financing activities may subject us to U.S. federal income tax and increase the tax liability of our stockholders.

We may enter into transactions that could result in us, the operating partnership or a portion of the operating partnership's assets being treated as a "taxable mortgage pool" for U.S. federal income tax purposes. Specifically, we may securitize residential or commercial real estate loans that we originate or acquire and such securitizations, to the extent structured in a manner other than a REMIC, would likely result in us owning interests in a "taxable mortgage pool". We would be precluded from holding equity interests in such a taxable mortgage pool securitization through the operating partnership. Accordingly, we would likely enter into such transactions through a qualified REIT subsidiary of one or more subsidiary REITs formed by the operating partnership and will be precluded from selling to outside investors equity interests in such securitizations or from selling any debt securities issued in connection with such securitizations that might be considered equity for U.S. federal income tax purposes. We will be taxed at the highest U.S. federal corporate income tax rate on any "excess inclusion income" arising from a taxable mortgage pool that is allocable to the percentage of our shares held in record name by "disqualified organizations," which are generally certain cooperatives, governmental entities and tax-exempt organizations that are exempt from tax on unrelated business taxable income. To the extent that common stock owned by "disqualified organizations" is held in record name by a broker/dealer or other nominee, the broker/dealer or other nominee would be liable for the U.S. federal corporate income tax on the portion of our excess inclusion income allocable to the common stock held by the broker/dealer or other nominee on behalf of the disqualified organizations. Disqualified organizations may own our stock. Because this tax would be imposed on us, all of our investors, including investors that are not disqualified organizations, will bear a portion of the tax cost associated with the classification of us or a portion of our assets as a taxable mortgage pool. A regulated investment company, or "RIC", or other pass-through entity owning our common stock in record name will be subject to tax at the highest corporate tax rate on any excess inclusion income allocated to their owners that are disqualified organizations. We have engaged in certain securitization transactions that are treated as taxable mortgage pools for U.S. federal income tax purposes. Although we believe that such transactions are structured in a manner so that they should not cause any portion of the distributions in our shares to be treated as excess inclusion income, no assurance can be provided that the IRS would not assert a contrary position.

In addition, if we realize excess inclusion income and allocate it to our stockholders, this income cannot be offset by net operating losses of our stockholders. If the stockholder is a tax-exempt entity and not a disqualified organization, then this income is fully taxable as unrelated business taxable income under Section 512 of the Code. If the stockholder is a non-U.S. person, it would be subject to U.S. federal income tax withholding on this income without reduction or exemption pursuant to any otherwise applicable income tax treaty. If the stockholder is a REIT, a Regulated Investment Company, common trust fund or other pass-through entity, our allocable share of its excess inclusion income could be considered excess inclusion income of such entity. Accordingly, such investors should be aware that a portion of our income may be considered excess inclusion income.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, which would be treated as prohibited transactions for U.S. federal income tax purposes.

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (including mortgage loans, but other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of a trade or business by us or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to us. We might be subject to this tax if we were to dispose of or securitize loans, directly or through a subsidiary REIT, in a manner that was treated as a prohibited transaction for U.S. federal income tax purposes. We might also be subject to this tax if we were to sell assets in connection with a disposition of certain segments of our business or in connection with a liquidation of us. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to conduct our operations so that any asset that we or a subsidiary REIT owns that could be treated as held for sale to customers in the ordinary course of our business qualifies for certain safe harbor provisions that prevent the application of this prohibited transaction tax. However, no assurance can be provided that such safe harbor provisions will apply. Moreover, as a result of the prohibited transaction tax we may choose not to engage in certain sales of loans at the REIT level, and may limit the structures we utilize for our securitization transactions, even though the sales or structures might otherwise be beneficial to us. In addition, whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any property that we sell, other than property sold through a TRS or property that satisfies the safe harbor described above, will not be treated as property held for sale to customers. As a result, no assurance can be provided that we will not be subject to prohibited transaction tax.

Characterization of our repurchase agreements entered into to finance our investments as sales for tax purposes rather than as secured lending transactions would adversely affect our ability to qualify as a REIT.

We enter into repurchase agreements with counterparties to achieve our desired amount of leverage for the assets in which we invest. Under our repurchase agreements, we generally sell assets to our counterparty to the agreement and receive cash from the counterparty. The counterparty is obligated to resell the assets back to us at the end of the term of the transaction. We believe that for U.S. federal income tax purposes we will be treated as the owner of the assets that are the subject of repurchase agreements and that the repurchase agreements will be treated as secured lending transactions notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could successfully assert that we did not own these assets during the term of the repurchase agreements, in which case we could fail to qualify as a REIT.

The failure of excess MSRs held by us to qualify as real estate assets, or the failure of the income from excess MSRs to qualify as interest from mortgages, could adversely affect our ability to qualify as a REIT.

We may hold excess MSRs. In certain private letter rulings, the IRS ruled that excess MSRs meeting certain requirements would be treated as an interest in mortgages on real property and thus a real estate asset for purposes of the 75% REIT asset test, and interest received by a REIT from such excess MSRs will be considered interest on obligations secured by mortgages on real property for purposes of the 75% gross income test. A private letter ruling may be relied upon only by the taxpayer to whom it is issued, and the IRS may revoke a private letter ruling. Consistent with the analysis adopted by the IRS in such private letter rulings and based on advice of counsel, we intend to treat any excess MSRs that we acquire that meet the requirements provided in the private letter rulings as qualifying assets for purposes of the 75% gross asset test, and we intend to treat income from such excess MSRs as qualifying income for purposes of the 75% and 95% gross income tests. Notwithstanding the IRS's determination in the private letter rulings described above, it is possible that the IRS could successfully assert that any excess MSRs that we acquire do not qualify for purposes of the 75% REIT asset test and income from such MSRs does not qualify for purposes of the 75% and/or 95% gross income tests, which could cause us to be subject to a penalty tax and could adversely impact our ability to qualify as a REIT.

If we were to make a taxable distribution of shares of our stock, stockholders may be required to sell such shares or sell other assets owned by them in order to pay any tax imposed on such distribution.

We may be able to distribute taxable dividends that are payable in shares of our stock. If we were to make such a taxable distribution of shares of our stock, stockholders would be required to include the full amount of such distribution as income. As a result, a stockholder may be required to pay tax with respect to such dividends in excess of cash received. Accordingly, stockholders receiving a distribution of our shares may be required to sell shares received in such distribution or may be required to sell other stock or assets owned by them, at a time that may be disadvantageous, in order to satisfy any tax imposed on such distribution. If a stockholder sells the shares it receives as a dividend in order to pay such tax, the sale proceeds may be less than the amount included in income with respect to the dividend. Moreover, in the case of a taxable distribution of shares of our stock with respect to which any withholding tax is imposed on a non-

U.S. stockholder, we may have to withhold or dispose of part of the shares in such distribution and use such withheld shares or the proceeds of such disposition to satisfy the withholding tax imposed.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate risks will generally be excluded from gross income for purposes of the 75% and 95% gross income tests if (i) the instrument (A) hedges interest rate risk or foreign currency exposure on liabilities used to carry or acquire real estate assets or (B) hedges risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests, or (C) hedges an instrument described in clause (A) or (B) for a period following the extinguishment of the liability or the disposition of the asset that was previously hedged by the hedged instrument, and (ii) such instrument is properly identified under applicable Treasury Regulations. Any income from other hedges would generally constitute non-qualifying income for purposes of both the 75% and 95% gross income tests. As a result, we may have to limit our use of hedging techniques that might otherwise be advantageous or implement those hedges through a TRS, which could increase the cost of our hedging activities or result in greater risks associated with interest rate or other changes than we would otherwise incur.

Even if we qualify as a REIT, we may face tax liabilities that reduce our cash flow.

Even if we qualify as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of foreclosures, and state or local income, franchise, property and transfer taxes, including mortgage-related taxes. In addition, we intend to hold a significant amount of our assets from time to time in our TRSs each of which pay U.S. federal, state and local income tax on its taxable income, and its after tax net income is available for distribution to us but is not required to be distributed to us by such TRS. In order to meet the REIT qualification requirements, or to avoid the imposition of a 100% tax that applies to certain gains derived by a REIT from sales of inventory or property held primarily for sale to customers in the ordinary course of business, we may hold some of our assets through taxable subsidiary corporations, including domestic TRSs. Any taxes paid by such subsidiary corporations would decrease the cash available for distribution to our stockholders. For example, as a result of ReadyCap Holdings' SBA license, ReadyCap Holdings' ability to distribute cash and other assets is subject to significant limitations, and as a result, ReadyCap Holdings is required to hold certain assets that would be qualifying real estate assets for purposes of the REIT asset tests, would generate qualifying income for purposes of the 75% income tests, and would not be subject to corporate taxation if held by our operating partnership. Also, we intend that loans that we originate or buy with an intention of selling in a manner that might expose us to the 100% tax on "prohibited transactions" will be originated or bought by a TRS. Furthermore, loans that are to be modified may be held by a TRS on the date of their modification and for a period of time thereafter. Finally, some or all of the real estate properties that we may from time to time acquire by foreclosure or other procedure will likely be held in one or more TRSs. Since our TRSs do not file consolidated returns with one another, any net losses generated by one such entity will not offset net income generated by any other such entity.

In addition, the TRS rules impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. Furthermore, if we acquire appreciated assets from a subchapter C corporation in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the C corporation, and if we subsequently dispose of any such assets during the 5-year period following the acquisition of the assets from the C corporation, we will be subject to tax at the highest corporate tax rates on any gain from such assets to the extent of the excess of the fair market value of the assets on the date that they were contributed to us over the basis of such assets on such date, which we refer to as built-in gains.

Our qualification as a REIT and exemption from U.S. federal income tax with respect to certain assets may be dependent on the accuracy of legal opinions or advice rendered or given, statements by the issuers of assets that we acquire, or information provided by our shareholders or other third parties, and the inaccuracy of any such opinions, advice or statements may adversely affect our REIT qualification and result in significant corporate-level tax.

When purchasing securities, we may rely on opinions or advice of counsel for the issuer of such securities, or statements made in related offering documents, for purposes of determining whether such securities represent debt or equity securities for U.S. federal income tax purposes, and also to what extent those securities constitute REIT real estate assets for purposes of the REIT asset tests and produce income which qualifies under the 75% gross income test. In addition, when purchasing the equity tranche of a securitization, we may rely on opinions or advice of counsel regarding the qualification of the securitization for exemption from U.S. corporate income tax and the qualification of interests in such securitization as debt for U.S. federal income tax purposes. The inaccuracy of any such opinions, advice or statements may adversely affect our REIT qualification and result in significant corporate-level tax.

In addition, for purposes of the gross income tests, rental income qualifies as rents from real property only to the extent that we do not directly or constructively own, (i) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such tenant, or (ii) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant. We monitor the rental income generated by properties owned by us in order to determine if the rent is treated as paid by an entity that is treated as related to us for purposes of these rules. However, the attribution rules that apply for purposes of the above rules are complex. In order to determine whether we are deemed to hold an interest in the tenant under these attribution rules, we are required to rely on information that we obtain from our shareholders and other third parties regarding potential relationships that could cause us to be treated as owning an interest in such tenants. No assurance can be provided that we will have access to all information necessary to make this determination, and as a result no assurance can be provided that the rental income we receive will not be treated as received from related parties under these rules, which could adversely impact our ability to qualify as a REIT.

We may be subject to adverse legislative or regulatory tax changes that could reduce the value of our common stock.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended, possibly with retroactive effect. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective, and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

The tax basis that we use to compute taxable income with respect to certain interests in loans that were held by our operating partnership at the time of the REIT formation transaction could be subject to challenge.

Prior to the REIT formation transactions, our operating partnership had accounted for its interest in certain LMM securitizations as an interest in a single debt instrument for U.S. federal income tax purposes. In connection with the REIT formation transactions, the predecessor to our operating partnership was treated as terminated for U.S. federal income tax purposes, and our operating partnership was treated as a new partnership that acquired the assets of such predecessor for U.S. federal income tax purposes. Beginning with such transactions, our operating partnership has properly accounted for our interests in these securitizations as interests in the underlying loans for U.S. federal income tax purposes. Since we did not have complete information regarding the tax basis of each of the loans held by our operating partnership at the time of the REIT formation transactions, our computation of taxable income with respect to these interests could be subject to adjustment by the IRS. If any such adjustment would be significant in amount, the resulting redetermination of our gross income for U.S. federal income tax purposes could cause us or our predecessor to the ZAIS Financial merger ("Pre-Merger Sutherland") to fail to satisfy the gross income tests, which could cause us to fail to qualify as a REIT. In addition, if any such adjustment resulted in an increase to our or Pre-Merger Sutherland's REIT taxable income, we could be required to pay a deficiency dividend in order to maintain our REIT qualification.

Potential changes to the U.S. tax laws could adversely impact us.

The U.S. federal income tax laws and regulations governing REITs and their stockholders, as well as the administrative interpretations of those laws and regulations, are constantly under review and may be changed at any time, possibly with retroactive effect. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to us and our stockholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in our common stock.

The Tax Cuts and Jobs Act significantly changed U.S. federal income tax laws applicable to businesses and their owners, including REITs and their stockholders, and may lessen the relative competitive advantage of operating as a REIT rather than as a C corporation. Further changes to the tax laws are possible. In particular, the federal income taxation of REITs may be modified, possibly with retroactive effect, by legislative, administrative or judicial action at any time.

We cannot assure stockholders that any such changes will not adversely affect the taxation of our stockholders. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. Stockholders are urged to consult with their tax advisors with respect to the impact of these legislative changes on their investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares.

There may be tax consequences to any modifications to our hedging transactions and other contracts to replace references to LIBOR.

Many of our interest rate hedge agreements were linked to U.S. dollar LIBOR. We may have had to renegotiate such LIBOR-based instruments to replace references to LIBOR. Under applicable law, certain modifications of terms of LIBOR-based instruments may have tax consequences, including deemed taxable exchanges of the pre-modification instrument for the modified instrument. Finalized Treasury Regulations, effective March 7, 2022, treat certain modifications that would have been taxable events under previous law as non-taxable events. The Treasury Regulations also permit REMICs to make certain modifications without losing REMIC qualification. The Treasury Regulations do not discuss REIT-specific issues of modifications to LIBOR-based instruments. We have attempted to migrate to a post-LIBOR environment without jeopardizing our REIT qualification or suffering other adverse tax consequences but can give no assurances that we were successful.

Risks Related to Our Organization and Structure

Conflicts of interest could arise as a result of our REIT structure.

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our Company under Maryland law in connection with their management of our Company. At the same time, we have fiduciary duties, as a general partner, to our operating partnership and to the limited partners under Delaware law in connection with the management of our operating partnership. Our duties as a general partner to our operating partnership and our partners may come into conflict with the duties of our directors and officers.

Certain provisions of Maryland law could inhibit changes in control and prevent our stockholders from realizing a premium over the then-prevailing market price of our common stock.

Certain provisions of the Maryland General Corporation Law ("MGCL") may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of our common stock, including:

- "business combination" provisions of the MGCL that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of our then outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding voting stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder and, thereafter, impose fair price and/or supermajority stockholder voting requirements on these combinations;

- "control share" provisions of the MGCL that provide that a holder of "control shares" of a Maryland corporation (defined as shares which, when aggregated with all other shares controlled by the stockholder (except solely by virtue of a revocable proxy), entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") has no voting rights with respect to such shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, our officers and personnel who are also directors; and

- "unsolicited takeover" provisions of the MGCL that permit our Board, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement takeover defenses, some of which (for example, a classified board) we do not yet have.

As permitted by the MGCL, our Board has by resolution exempted from the "business combination" provision of the MGCL business combinations (1) between us and our affiliates and (2) between us and any other person, provided that such business combination is first approved by our Board (including a majority of our directors who are not affiliates or associates of such person). Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that these exemptions will not be amended or eliminated at any time in the future.

Our ability to issue additional shares of common and preferred stock may prevent a change in our control.

Our charter authorizes us to issue additional authorized but unissued shares of common or preferred stock. In addition, our Board may, without common stockholder approval, amend our charter to increase or decrease the aggregate number of shares of our stock or the number of shares of stock of any class or series that we have the authority to issue. As a result, our Board may establish a class or series of shares of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Our rights and your rights to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

As permitted by Maryland law, our charter eliminates the liability of our directors and officers to us and you for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or

- a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate our Company, and our bylaws obligate us, to indemnify any present or former director or officer or any individual who, while a director or officer of our Company and at our request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, member, manager, partner or trustee who is, or is threatened to be, made a party to, or witness in, a proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of such service and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our Company in any of the capacities described above and any employee or agent of our Company or a predecessor of our Company.

Our amended and restated bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for some litigation, which could limit the ability of stockholders to obtain a favorable judicial forum for disputes with our Company.

Unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division is the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of our Company, (ii) any action asserting a claim of breach of any duty owed by any director or officer or other employee of our Company to our

Company or to our stockholders, (iii) any action asserting a claim against our Company or any director or officer or other employee of our Company arising pursuant to any provision of the MGCL or our charter or bylaws, or (iv) any action asserting a claim against our Company or any director or officer or other employee of our Company that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions described above. This forum selection provision may limit the ability of stockholders of our Company to obtain a judicial forum that they find favorable for disputes with our Company or our directors, officers, employees, if any, or other stockholders.

General Risk Factors

Future offerings of debt or equity securities, which may rank senior to our common stock, may adversely affect the market price of our common stock.

If we decide to issue additional debt securities in the future, which may rank senior to our common stock, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any equity securities or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in our Company.

We cannot assure our ability to pay distributions in the future.

To maintain our qualification as a REIT and generally not be subject to U.S. federal income tax, we intend to make regular quarterly distributions to holders of our common stock out of legally available funds. Our current policy is to distribute our net taxable income to our stockholders in a manner intended to satisfy the 90% distribution requirement and to avoid corporate income tax. We expect to continue our current distribution practices in the future, but our ability to pay distributions may be adversely affected by a number of factors, including the risk factors described in this Form 10-K. All distributions will be made at the discretion of our Board and will depend on our earnings, financial condition, debt covenants, maintenance of our REIT qualification, restrictions on making distributions under Maryland law and other factors as our Board may deem relevant from time to time. We may not be able to make distributions in the future, and our Board may change our distribution policy in the future. We believe that a change in any one of the following factors, among others, could adversely affect our results of operations and impair our ability to pay distributions to our stockholders:

- the profitability of the assets we hold or acquire;
- our ability to make profitable acquisitions;
- margin calls or other expenses that reduce our cash flow;
- defaults in our asset portfolio or decreases in the value of our portfolio; and
- the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

We cannot assure you that we will achieve results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions in the future. In addition, some of our distributions may include a return of capital.

Interest rate fluctuations may adversely affect the level of our net income and the value of our assets and common stock.

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Interest rate fluctuations present a variety of risks, including the risk of a narrowing of the difference between asset yields and borrowing rates, flattening or inversion of the yield curve and fluctuating prepayment rates, and may adversely affect our income and the value of our assets and common stock.

Changes in accounting rules could occur at any time and could impact us in significantly negative ways that we are unable to predict or protect against.

As has been widely publicized, the SEC, the FASB and other regulatory bodies that establish the accounting rules applicable to us have proposed or enacted a wide array of changes to accounting rules over the last several years. Moreover, in the future these regulators may propose additional changes that we do not currently anticipate. Changes to accounting rules that apply to us could significantly impact our business or our reported financial performance in negative ways that we cannot predict or protect against. We cannot predict whether any changes to current accounting rules will occur or what impact any codified changes will have on our business, results of operations, liquidity or financial condition.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

As a public company, we are required to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business or changes in applicable accounting rules. We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we believe that internal controls were effective. If we are not able to maintain or document effective internal control over financial reporting, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal control over financial reporting as of the required dates. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis, or may cause us to restate previously issued financial information, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC or violations of applicable stock exchange listing rules.

There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if we or our independent registered public accounting firm reports a material weakness in our internal control over financial reporting. This could materially and adversely affect us by, for example, leading to a decline in our stock price and impairing our ability to raise capital.

Inability to access funding could have a material adverse effect on our results of operations, financial condition and business. We rely on short-term financing and thus are especially exposed to changes in the availability of financing.

We use short-term borrowings, such as our existing credit facilities and repurchase agreements, to fund the acquisition of our assets, pending our completion of longer-term matched funded financings. Our use of short-term financing exposes us to risk where our lenders may respond to market conditions by making it more difficult for us to renew or replace on a continuous basis our maturing borrowings. If we are unable to renew our existing short-term facilities or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under these types of financing, we may have to curtail our asset acquisition and origination activities and/or dispose of assets.

Our ability to fund our target asset originations and acquisitions may be impacted by our ability to secure further such borrowings as well as securitizations, term financings and derivative contracts on acceptable terms. Because repurchase agreements and warehouse facilities are short-term commitments of capital, lenders may respond to market conditions making it more difficult for us to renew or replace on a continuous basis our maturing short-term borrowings. If we are not able to renew our then existing facilities or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under our financing facilities, we may have to curtail our origination and asset acquisition activities and/or dispose of assets.

It is possible that the lenders that will provide us with financing could experience changes in their ability to advance funds to us, independent of our performance or the performance of our portfolio of assets. Further, if many of our potential lenders are unwilling or unable to provide us with financing, we could be forced to sell our assets at an inopportune time when prices are depressed. In addition, if the regulatory capital requirements imposed on our lenders change, they may be required to significantly increase the cost of the financing that they provide to us. Our lenders also may revise their eligibility requirements for the types of assets they are willing to finance or the terms of such financings, based on, among other factors, the regulatory environment and their management of perceived risk, particularly with respect to assignee liability. Moreover, the amount of financing we receive under our short-term borrowing arrangements will be directly related to the lenders' valuation of our target assets that cover the outstanding borrowings.

An increase in our borrowing costs relative to the interest we receive on our leveraged assets may adversely affect our profitability and our cash available for distribution to our stockholders.

As our financings mature, we will be required either to enter into new borrowings or sell certain of our assets. An increase in short-term interest rates at the time that we seek to enter into new borrowings would reduce the spread between the returns on our assets and the cost of our borrowings. This would adversely affect the returns on our assets, which might reduce earnings and, in turn, cash available for distribution to our stockholders.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We recognize the importance of implementing and maintaining robust cybersecurity measures designed to safeguard the confidentiality, security, integrity and availability of our data and systems. We seek to prevent or reduce risks by providing a prompt, effective, and skillful response to cybersecurity threats. As a critical component of our overall risk management process, we have adopted a framework that shares existing methodologies, reporting channels and governance processes to identify, assess, manage and report cybersecurity threats on an ongoing basis. This risk management process is led by our Incident Response Team ("IRT"), which is led by the Company's Chief Technical Officer and the Head of Infrastructure, and supported by the Chief Financial Officer, Chief Executive Officer and Chief Investment Officer, and General Counsel. The IRT is responsible for assessing and managing cybersecurity risks, subject to the oversight of our Board. In particular, our Head of Infrastructure is an experienced information technology professional with over 20 years of experience in the industry, including oversight of our cybersecurity department. Certain members of the IRT report to our Board on a quarterly basis regarding the external threat environment, steps taken by us to address and mitigate cybersecurity risks as well as updates on our readiness to prevent, detect, respond and recover from a potential cybersecurity incident. We conduct due diligence prior to engaging third-party service providers that have access to our networks, systems, and/or customer or employee data. Third-party service providers are required to comply with our policies regarding information security and are contractually required to meet all legal and regulatory obligations. The Board reviews IRT reports and practices relating to information technology, information security, cybersecurity, disaster recovery, business continuity, data privacy and data governance; and the Board monitors compliance with regulatory requirements and industry standards.

In order to identify, prevent, detect, and mitigate cybersecurity incidents, the IRT is authorized to (a) take the appropriate steps deemed necessary to identify, assess, contain, mitigate, and resolve a cybersecurity incident including; (b) maintain (i) the Company's Incident Response Plan in the event of an incident, (ii) the Company's Written Information Security Policy which governs information technology security policies, and (iii) the Company's Business Continuity Plan designed to keep all major business systems in operation in the event of an incident or other disaster; (c) regularly monitor all Company systems and user accounts for any suspected incidents (d) perform quarterly assessments on all Company systems and user accounts; and (e) conduct general cybersecurity awareness and data protection training for our employees. In addition, we may engage third parties such as insurance carriers, outside legal counsel, forensic investigators, crisis communications or public relations firms, investor relations firms and response vendors and we may coordinate with regulators or law enforcement. We also assess third party risks when determining the selection and oversight of applicable third-party service providers.

Increased cybersecurity risk due to the diversification of our data across external service providers and cyber incidents may adversely affect our business by causing a disruption to our operations, compromise our confidential information and/or damage to our business relationships, all of which could negatively impact our financial results. As of the date of this Form 10-K, we are not aware of any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our financial position, results of operations and/or business strategy. While we have not, as of the date of this Form 10-K, experienced a cybersecurity threat or incident that resulted in a material adverse impact to our business or operations, there can be no guarantee that we will not experience such an incident in the future where we may be unable to implement effective preventative measures in a timely manner.

Further discussion of the potential impacts on our business from cyber intrusions is provided in "Risk Factors" in Part I, Item 1A of this Form 10-K.

Item 2. Properties

Our principal executive offices are located at 1251 Avenue of the Americas, 50th Floor, New York, New York, 10020, in an office space leased by our Manager as part of our management agreement. For our Small Business Lending segment, we use the office of ReadyCap Lending located at 200 Connell Drive, Suite 4000, Berkeley Heights, New Jersey, 07922, the office of Madison One located at 9375 East Shea Boulevard, Suite 100, Scottsdale, Arizona, 85260, and the office of iBusiness Funding LLC, located at 110 Southeast 6th Street, Suite 700, Fort Lauderdale, Florida, 33301. We use our principal executive offices and the two offices of Ready Capital Affordable located at 666 Old Country Road, Suite 603, Garden City, New York, 11530 and 350 Fifth Avenue, Suite 4830, New York, New York, 10118 for our LMM Commercial Real Estate segment. We do not own any properties and lease the space we utilize for our offices and consider these facilities, which exclude properties related to our discontinued operations, to be adequate for the management and operations of our business.

Item 3. Legal Proceedings

From time to time, the Company may be involved in various claims and legal actions in the ordinary course of business.

Merger litigation

On June 6, 2024, a purported former stockholder of Broadmark filed a class action lawsuit in the Circuit Court for Baltimore City, Maryland, captioned Eibling v. Pyatt, et al., No. C-24-CV-24-000818 (Md. Cir. Ct. Balt. City), (the "Broadmark Merger Action"). The Broadmark Merger Action names as defendants Broadmark's former board of directors and alleges they breached their fiduciary duties in connection with the Broadmark Merger by failing to properly consider acquisition proposals that were purportedly superior to the Broadmark Merger, by relying on purportedly false and misleading valuation analyses, and by authorizing the issuance of a purportedly false and misleading proxy statement. The Broadmark Merger Action also asserts claims against Broadmark's financial advisor for aiding and abetting these alleged breaches of fiduciary duty. The Broadmark Merger Action seeks damages in the form of compensatory damages, quasi-appraisal damages, rescissory damages, and disgorgement of any merger-related benefits. The Broadmark Merger Action also seeks reimbursement for litigation expenses and attorneys' and experts' fees. On September 13, 2024, the Broadmark Merger Action was assigned to the Business and Technology Case Management Program of the Circuit Court for Baltimore City, Maryland. Thereafter, on December 10, 2024, the defendants moved to dismiss the initial complaint. In response, the plaintiff filed an amended complaint on February 10, 2025, which the defendants subsequently moved to dismiss on April 14, 2025. Briefing on the defendants' motions to dismiss the amended complaint was completed on July 22, 2025. Although the Company is not a defendant in the Broadmark Merger Action, it is subject to contractual indemnification obligations (conditioned on the satisfaction of various contractual requirements) in connection therewith, including with respect to the defendants' service as Broadmark directors and the provision of services to Broadmark, as applicable. The defendants and the Company intend to vigorously defend against the Broadmark Merger Action.

On March 18, 2025, a purported former stockholder of UDF IV filed a class action lawsuit in the Circuit Court for Baltimore City, Maryland, captioned The Lawrence C. Headley Living Trust v. Jones, et al., No. C-24-CV-25-002222 (Md. Cir. Ct. Balt. City) (the "UDF IV Merger Action"). The UDF IV Merger Action names as defendants UDF IV's former board of trustees and alleges they breached their fiduciary duties in connection with the UDF IV Merger by failing to properly consider an acquisition proposal that was purportedly superior to the UDF IV Merger, by relying on purportedly false and misleading valuation analyses, by authorizing the issuance of a purportedly false and misleading proxy statement, and by obtaining improper personal benefits that were not shared with all UDF IV stockholders. The complaint also asserts claims against UDF IV's former advisor, UMTH General Services, L.P., for aiding and abetting these alleged breaches of fiduciary duty. The complaint seeks compensatory damages, rescissory damages, and unwinding of the UDF IV Merger, as well as attorneys' fees and costs. On April 11, 2025, the UDF IV Merger Action was assigned to the Business and Technology Case Management Program of the Circuit Court for Baltimore City, Maryland. Thereafter, on May 16, 2025, the defendants moved to dismiss the initial complaint. In response, the plaintiff filed an amended complaint on July 11, 2025, which the defendants subsequently moved to dismiss on September 9, 2025. Briefing on the defendants' motion to dismiss the amended complaint was completed on December 18, 2025. Although the Company is not a defendant in the UDF IV Merger Action, it is subject to contractual indemnification obligations (conditioned on the satisfaction of various contractual requirements) in connection therewith, including with respect to the defendants' service as UDF IV trustees and the provision of services to UDF IV, as applicable. The defendants and the Company intend to vigorously defend against the UDF IV Merger Action.

Securities and derivative litigation

On March 6, 2025 and April 23, 2025, the Company and certain of its executive officers were named as defendants in two separate but largely identical putative stockholder class action lawsuits filed in the United States District Court for the Southern District of New York (the "Exchange Act Class Actions"). The Exchange Act Class Actions were filed under the captions Quinn v. Ready Capital Corp., et al., No. 1:25-cv-01883 (S.D.N.Y.) and Goebel v. Ready Capital Corp., et al., No. 1:25-cv-3373 (S.D.N.Y.). The Exchange Act Class Actions allege that the defendants violated Section 10(b) of the Exchange Act and SEC Rule 10b-5 promulgated thereunder by making false and misleading statements and omissions regarding the performance of the Company's loan portfolio and related matters, and that the executive officers named as defendants violated Section 20(a) of the Exchange Act as control persons of the Company. The Exchange Act Class Actions seek compensatory damages, costs, and expenses on behalf of the purported classes. On July 8, 2025, the court entered an order consolidating the Exchange Act Class Actions under the caption In re Ready Capital Securities Litigation, No. 1:25-cv-01883 (S.D.N.Y.) (the "Exchange Act Litigation") and appointing lead plaintiff and lead counsel. Lead plaintiff filed an amended complaint on September 8, 2025, which the defendants moved to dismiss on November 10, 2025. Briefing on the defendants' motion to dismiss was completed on February 9, 2026.

Between March and July 2025, the Company was named as a nominal defendant and certain of its executive officers and directors were named as defendants in parallel derivative lawsuits captioned Pittrof v. Capasse, et al., No. 1:25-cv-02274 (S.D.N.Y.) and Vancampenhout v. Capasse, et al., No. 1:25-cv-02930 (S.D.N.Y.) respectively, filed in the United States District Court for the Southern District of New York (collectively, the "New York Derivative Actions"), and Poon v. Ready Capital Corp., et al., No. 1:25-cv-01827 (D. Md.) and Cote v. Ready Capital Corp., et al., No. 1:25-cv-02429-JRR (D. Md.) filed in the United States District Court for the District of Maryland (the "Maryland Derivative Actions" and, together with the New York Derivative Actions, the "Ready Capital Derivative Actions"). The Ready Capital Derivative Actions assert claims for violations of Sections 10(b) and 20(a) of the Exchange Act and SEC Rule 10b-5, contribution under Sections 10(b) and 21D of the Exchange Act, breach of fiduciary duties, aiding and abetting breach of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets for participating and/or failing to prevent the securities law violations alleged in the Exchange Act Litigation and for purportedly causing the Company to overpay for certain stock repurchases. The Ready Capital Derivative Actions seek compensatory damages, disgorgement of compensation and profits, imposition of a constructive trust, revisions to the Company's corporate governance and internal procedures, and attorneys' fees and costs. On July 8, 2025, the United States District Court for the Southern District of New York consolidated the New York Derivative Actions under the caption In re Ready Capital Corp. Stockholder Derivative Litigation, No. 1:25-cv-02274 (S.D.N.Y.). The Ready Capital Derivative Actions are currently stayed, pending: (1) dismissal of the Exchange Act Litigation with prejudice, and the exhaustion of all appeals thereto; or (2) denial, in full or in part, of the defendants' motion to dismiss the Exchange Act Litigation. The defendants intend to vigorously defend against the Exchange Act Litigation and the Ready Capital Derivative Actions.

In early August 2025, the Board received a demand letter from a purported Ready Capital stockholder (the "Derivative Demand Letter"). The Derivative Demand Letter closely mirrors the allegations of the Exchange Act Litigation and Ready Capital Derivative Actions and demands that the Board investigate the facts alleged in these actions. The Derivative Demand Letter requests that the directors investigate any purported wrongdoing that occurred between August 2, 2024, and August 1, 2025, and commence legal proceedings against the Ready Capital executive officers and directors named in the Exchange Act Litigation and Ready Capital Derivative Actions. The Company and the demanding stockholder have agreed to hold the Derivative Demand Letter in abeyance until: (i) the defendants' motion to dismiss in the Exchange Act Litigation is denied in whole or in part; or (ii) the demanding stockholder or the Company give written notice that they no longer consent to the voluntary abeyance of the Derivative Demand Letter.

On May 8 and May 14, 2025, the Company and certain of its executive officers and directors were named as defendants in two separate but largely identical putative class action lawsuits filed by purported former Broadmark stockholders in the Superior Court for King County, Washington (the "Broadmark State Court Actions"). Certain former directors and officers of Broadmark and certain affiliates of the Company and its directors, including Waterfall, were also named as defendants. The Broadmark State Court Actions were filed under the captions van Wyk et al. v. Ready Capital Corp., et al., No. 25-2-14038-5 SEA (Wash. Super. Ct. King Cnty.) and Whittlesey v. Ready Capital Corp., et al., No. 25-2-14567-1 SEA (Wash. Super Ct. King Cnty.). The Broadmark State Court Actions allege that the defendants violated Sections 11, 12(a)(2), and 15 of the Securities Act by issuing false and misleading statements and omissions in connection with the Broadmark Merger regarding the performance of the Company's loan portfolio and related matters and seek disgorgement, compensatory damages, and the costs and expenses of litigation. On June 20, 2025, the court consolidated the Broadmark State Court Actions under the caption In re Ready Capital Corporation Securities Litigation, No. 25-2-14038-5 SEA (Wash. Super. Ct. King Cnty.) (the "Broadmark State Court Litigation"). On August 19, 2025, the plaintiffs filed a consolidated complaint, which the defendants subsequently moved to dismiss on October 20, 2025. On February 2, 2026, the defendants moved to stay the Broadmark State Court Litigation pending resolution of the Broadmark Federal Court Litigation. On February 19, 2026, the motions to dismiss and stay were denied.

On May 28, 2025, the Company and certain of its executive officers and directors were named as defendants in a putative class action filed by a purported former Broadmark stockholder in the United States District Court for the Western District of Washington (the "Broadmark Federal Court Litigation"). Broadmark and certain of its former directors and officers were also named as defendants. The Broadmark Federal Court Litigation is captioned Grant v. Ready Capital Corp., et al., No. 2:25-cv-1013 (W.D. Wash.). On October 15, 2025, the court entered an order appointing lead plaintiff and lead counsel. On November 25, 2025, the lead plaintiff filed an amended complaint asserting that the defendants violated Sections 14(a) and 20(a) of the Exchange Act and Section 11, 12(a)(2), and 15 of the Securities Act by issuing false and misleading statements and omissions in connection with the Broadmark Merger regarding the performance of the Company's loan portfolio and related matters. The amended complaint seeks compensatory and rescissory damages, as well as attorneys' fees and litigation expenses. On January 12, 2026, the defendants moved to dismiss the amended complaint. Briefing on the defendants' motion to dismiss is expected to be completed by March 2026. On January 8, 2026, the defendants moved to transfer the Broadmark Federal Court Litigation to the U.S. District Court for the Southern District of New York, where the Exchange Act Litigation is pending. Briefing on the defendants' motion to transfer was completed on February 5, 2026.

On July 18, 2025, the Company and Broadmark were named as nominal defendants, and certain of the Company's and Broadmark's current and former executive officers and directors and Waterfall were named as defendants in a double derivative action filed by a purported former stockholder of Broadmark in the United States District Court for the District of Maryland (the "Broadmark Derivative Litigation"). The Broadmark Derivative Litigation is captioned Murguia v. Broadmark Realty Capital Inc., et al., No. 1:25-cv-02350-JRR (D. Md.). The Broadmark Derivative Litigation asserts claims for violations of Sections 10(b), 20(a), and 14(a) of the Exchange Act, SEC Rule 10b-5, breach of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, waste of corporate assets, and contribution pursuant to Section 10(b) and 21D of the Exchange Act for participating in and/or failing to prevent the securities law violations alleged in the Broadmark Exchange Act Litigation and for purportedly causing the Company to overpay for certain stock repurchases. The Broadmark Derivative Litigation seeks revisions to the Company's corporate governance and internal procedures, disgorgement, compensatory damages, and attorney's fees and costs of litigation. The Broadmark Derivative Litigation is currently stayed, pending: (1) dismissal of the Broadmark Exchange Act Litigation with prejudice, and the exhaustion of all appeals thereto; or (2) denial, in full or in part, of the defendants' motion to dismiss the Broadmark Exchange Act Litigation. The defendants intend to vigorously defend against the Broadmark State Court Litigation, the Broadmark Federal Court Litigation, and the Broadmark Derivative Litigation.

Legacy UDF IV litigation

As a result of the UDF IV Merger, the Company assumed certain outstanding litigation against UDF IV and affiliated parties.

On March 20, 2020, Megatel Homes, LLC and certain of its affiliates filed a lawsuit against Mehrdad Moayedi, United Development Funding, L.P., United Development Funding II, L.P., United Development Funding III, L.P., UDF IV, United Development Funding V, and various other affiliates (collectively the "UDF Defendants") in the United States District Court for the Northern District of Texas, captioned Megatel Homes LLC, et al. v. Moayedi, et al., No. 3:20-cv-00688-L-BT (N.D. Tex.) (the "Megatel Action"). The Megatel Action alleges that the UDF Defendants knowingly participated in a scheme to "prop" up Moayedi's companies, and thereby defraud the plaintiffs, by lending funds to Moayedi's companies, which Moayedi's companies then used to repay older loans they had received from the UDF Defendants, rather than using such funds to "advance" real estate projects with the plaintiffs. The plaintiffs assert claims under the Racketeer Influenced and Corrupt Organizations Act ("RICO") and for common law fraud, statutory fraud, and fraudulent inducement. The plaintiffs seek compensatory damages, treble damages, exemplary damages, and attorneys' fees. On May 18, 2020, the defendants moved to dismiss the plaintiffs' complaint, which the court granted in part and denied in part on November 16, 2021. The plaintiffs filed an amended complaint on November 29, 2021, which the defendants again moved to dismiss. The court denied the motions to dismiss on June 27, 2022. Discovery in the Megatel Action is complete and summary judgment motions are due to be filed by March 11, 2026. The UDF Defendants will be filing a motion for summary judgment in an attempt to dispose of the litigation against them. The court will issue a forthcoming order setting a trial date, likely after the summary judgment motions are decided. The UDF Defendants and the Company intend to vigorously defend against the Megatel Action.

On August 17, 2022, certain former officers, trustees, and advisors of UDF IV were named as defendants in a lawsuit filed by former UDF IV stockholder NexPoint Diversified Real Estate Trust and an affiliated entity in the District Court of Dallas County, Texas, captioned NexPoint Diversified Real Estate Trust, et al. v. UMTH General Services, L.P., et al., No. DC-22-09833 (Tex. Dist. Ct. Dallas Cnty.) (the "UDF Advisor Action"). The UDF Advisor Action alleges that the defendants caused UDF IV to improperly indemnify, advance litigation expenses, and fund settlement amounts in connection with an SEC civil enforcement action and the subsequent criminal prosecution of UDF IV's former officers and trustees. The UDF Advisor Action also alleges that the defendants caused UDF IV to pay improper fees to UDF IV's advisor. The UDF Advisor Action asserts claims against the defendants for breaches of fiduciary duty, aiding and abetting, breaches of the advisory agreement between UDF IV and its advisors, and civil conspiracy and seeks compensatory damages, punitive damages, costs and fees, as well as specific performance of certain contractual obligations. On October 12, 2022, the defendants moved to dismiss the lawsuit, which the trial court denied on November 30, 2022. On March 17, 2023, the plaintiffs filed an amended petition adding certain former UDF IV board members (the "Trustee Defendants") to the lawsuit. On May 4, 2023, the Trustee Defendants moved to dismiss the claims asserted against them and the Trustee Defendants were subsequently dismissed from the lawsuit. On January 9, 2024, the remaining defendants filed a writ of mandamus with the Texas Supreme Court, arguing that the plaintiffs' claims were derivative (rather than direct) and that the plaintiffs lacked standing to assert their claims because they failed to make a pre-suit demand on UDF IV's board of trustees. On January 30, 2024, the Texas Supreme Court stayed the trial court proceedings pending resolution of the writ. Briefing on the merits of the appeal was completed on February 6, 2025, and the Texas Supreme Court held oral argument on September 9, 2025. On November 14, 2025, the Texas Supreme Court granted the writ and directed the trial court to dismiss the UDF Advisor Action with prejudice. Although UDF IV and the Company are not defendants in the UDF Advisor Action, the Company is subject to contractual indemnification obligations (conditioned on the satisfaction of various contractual requirements) in connection therewith, including with respect to the defendants' service as UDF IV officers and trustees and the provision of services to UDF IV, as applicable.

Item 4. Mine Safety Disclosures

Not applicable.

<center>PART II</center>

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information
Our common stock is listed for trading on the NYSE under the symbol "RC".

Holders

As of February 27, 2026, we had 2,018 registered holders of our common stock. The holders of record include Cede & Co., which holds shares as nominee for The Depository Trust Company, which itself holds shares on behalf of the beneficial owners of our common stock. Such information was obtained through our registrar and transfer agent.

Dividends

We have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2013. U.S. federal income tax law requires that a REIT distribute annually dividends equal to at least 90% of its REIT taxable income, excluding net capital gains and determined without regard to the dividends paid deduction, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income. We currently intend to pay sufficient distributions to stockholders, which will allow us to satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income tax on our undistributed income. Dividends are declared and paid at the discretion of our Board and depend on cash available for distribution, financial condition, our ability to maintain our qualification as a REIT, and such other factors that our Board may deem relevant. See Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Conditions and Results of Operations," of this Form 10-K, for information regarding the sources of funds used for dividends and for a discussion of factors, if any, which may adversely affect our ability to pay dividends.

Stockholder Return Performance

On November 1, 2016, we began trading on the NYSE under the ticker symbol "SLD". On September 26, 2018, Sutherland Asset Management Corporation filed Articles of Amendment to its charter (the "Articles of Amendment") with the State Department of Assessments and Taxation of Maryland, to change its name to Ready Capital Corporation (the "Company" or "Ready Capital" and together with its subsidiaries "we", "us" and "our"), a Maryland corporation. In addition, the Company amended and restated its bylaws and the second amended and restated agreement of limited partnership, effective September 26, 2018, each solely the reflect the name change. In connection with the name change, the Company's trading symbol on the New York Stock Exchange changed from "SLD" to "RC" for shares of the Company's common stock.

The following graph is a comparison of the cumulative total stockholder return on our shares of common stock, the Standard & Poor's 500 Index (the "S&P 500 Index") and a Competitor Composite Average, a peer group index from October 31, 2016 to December 31, 2025.



	As of the period ended										**As of December 31,**	
Index	October 31, 2016	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
RC	100.0	100.4	124.9	125.8	155.3	147.0	206.5	165.3	173.0	130.5	47.2
S&P 500	100.0	105.3	125.7	117.9	152.0	176.7	224.2	180.6	224.3	279.5	322.0
Competitor Composite Average	100.0	100.6	115.0	125.3	169.9	160.7	203.5	165.4	204.0	194.8	182.5

In the table above:

- Total return performance presents our common stock during the two months ended December 31, 2016 and each of the fiscal years ended December 31, 2017 through 2025, reflecting the post-merger prices of our common stock.

- Details shall not be deemed, under the Securities Act or the Exchange Act, to be (i) "soliciting material" or "filed" or (ii) incorporated by reference by any general statement into any filing made by the Company with the SEC, except to the extent that the Company specifically incorporates such stock performance graph and table by reference.

- It is assumed that $100 was invested on October 31, 2016 in shares of common stock of Ready Capital Corporation (previously Sutherland Asset Management Corporation), the S&P 500 Index, and each of the companies' shares of common stock included in the Competitor Composite Average and that all dividends were reinvested without the payment of any commissions. There can be no assurance that the performance of our common stock will continue in line with the same or similar trends depicted.

- The Competitor Composite Average is a measure of the total return performance of mortgage REIT competitors based on actual share prices of the following companies: Blackstone Mortgage Trust Inc. (BXMT), Starwood Property Trust, Inc. (STWD), Ares Commercial Real Estate Corporation (ACRE), Apollo Commercial Real Estate Finance Inc. (ARI), Arbor Realty Trust, Inc. (ABR), and Ladder Capital Corporation (LADR).

Securities Authorized For Issuance Under Equity Compensation Plans

The information required by this item is set forth under Item 12 of Part III of this Form 10-K and is incorporated herein by reference.

Purchases of Equity Securities By the Issuer and Affiliated Purchasers

Share Repurchase Program

On January 16, 2025, our Board approved a new share repurchase program, replacing the previous program, authorizing, but not obligating the repurchase of up to $150.0 million of our common stock. Repurchases under the stock repurchase programs may be made at management's discretion from time to time on the open market, in privately negotiated transactions or otherwise, in each case subject to compliance with all Securities and Exchange Commission rules and other legal requirements and may be made in part under one or more Rule 10b5-1 and Rule 10b-18 plans, which permit stock repurchases at times when we might otherwise be precluded from doing so. The timing and amount of repurchase transactions will be determined by our management based on its evaluation of market conditions, share price, legal requirements and other factors.

The table below presents purchases of our common stock during the quarter.

	Total Number of Shares Purchased		Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Shares (or Approximate Dollar Value) That May Yet Be Purchased Under the Program
October	3,721	$	3.38		—	$ 84,712,998
November	751,087		2.59		750,000	82,770,332
December	56,808		2.23		—	82,770,332
Total	**811,616** [1]	**$**	**2.57** [2]		**750,000**	**$ 82,770,332**

(1) Total shares purchased includes shares of common stock owned by certain of our employees which have been surrendered by them to satisfy their tax and other compensation related withholdings associated with the vesting of restricted stock units and other equity awards.
(2) The price paid per share is based on the price of our common stock as of the date of the withholding.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to provide a reader of our consolidated financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity and certain other factors that may affect our future results. Our MD&A is presented in five main sections:

- Overview
- Results of Operations
- Liquidity and Capital Resources
- Contractual Obligations and Off-Balance Sheet Arrangements
- Critical Accounting Estimates

The following discussion should be read in conjunction with our consolidated financial statements and accompanying Notes included in Item 8, "Financial Statements and Supplementary Data," of this Form 10-K. The discussion and analysis of our financial condition and results of operations is for the year ended December 31, 2025 compared with the year ended December 31, 2024. Discussions of our financial condition and results of operations for the year ended December 31, 2024 compared with the year ended December 31, 2023 that have been omitted under this item can be found in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K/A for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission on September 30, 2025.

In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. See "Forward-Looking Statements" and "Critical Accounting Estimates" in this Form 10-K for certain other factors that may cause actual results to differ, materially, from those anticipated in the forward-looking statements included in this Form 10-K. Our actual results may differ materially from those in this discussion as a result of various factors, including but not limited to those discussed in Part, 1. Item 1A, "Risk Factors" in this Form 10-K.

Overview

Our Business

We are a multi-strategy real estate finance company that originates, acquires, finances, and services LMM loans, SBA loans, construction loans, USDA loans and, to a lesser extent, MBS collateralized primarily by LMM loans, or other real estate-related investments. Our loans generally range in original principal amounts up to $40 million and are used by businesses to purchase real estate used in their operations or by investors seeking to acquire multi-family, office, retail, mixed use or warehouse properties. Our objective is to provide attractive risk-adjusted returns to our stockholders. In order to achieve this objective, we intend to grow our investment portfolio and believe that the breadth of our full-service real estate finance platform will allow us to adapt to market conditions and deploy capital in our asset classes and segments with the most attractive risk-adjusted returns.

We completed the disposition of our Residential Mortgage Banking segment effective on June 30, 2025. In connection with this sale, we classified our Residential Mortgage Banking segment as a discontinued operation. For all periods presented, the operating results for these operations have been removed from continuing operations. Our MD&A has been adjusted to exclude discontinued operations unless otherwise noted. We report our activities in the following two operating segments:

- ***LMM Commercial Real Estate.*** We originate LMM loans across the full life-cycle of an LMM property including construction, bridge, stabilized and agency loan origination channels through our subsidiary, ReadyCap Commercial, LLC. These originated loans are generally held-for-investment or placed into securitization structures. As part of this segment, we originate and service multi-family loan products under the Freddie Mac SBL program. These originated loans are held for sale, and subsequently sold to Freddie Mac. We provide construction and permanent financing for the preservation and construction of affordable housing, primarily utilizing tax-exempt bonds through Ready Capital Affordable, a subsidiary. In addition, we acquire LMM loans as part of our business strategy. We hold performing LMM loans to term and seek to maximize the value of the non-performing LMM loans acquired by us through borrower-based resolution strategies. We typically acquire non-performing loans at a discount to their unpaid principal balance when we believe that resolution of the loans will provide attractive risk-adjusted returns.

- ***Small Business Lending.*** We acquire, originate and service owner-occupied loans guaranteed by the SBA under the SBA Section 7(a) Program through our subsidiary, ReadyCap Lending, LLC. We hold an SBA license as one of only 16 non-bank Small Business Lending Companies and have been granted preferred lender status by the SBA. These originated loans are either held-for-investment, placed into securitization structures, or sold. In addition, we originate and service USDA loans through our subsidiary, ReadyCap Commercial, as well as originate and service small business loans through our subsidiary iBusiness Funding LLC.

We are organized and conduct our operations to qualify as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, we are required to annually distribute substantially all of our net taxable income, excluding capital gain, to stockholders. To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be required to pay U.S. federal corporate income tax on the undistributed income. We are organized in a traditional umbrella partnership REIT (UpREIT) format pursuant to which we serve as the general partner of, and conduct substantially all of our business through, Sutherland Partners, LP (our "operating partnership"). We also intend to operate our business in a manner that will permit us to be excluded from registration as an investment company under the 1940 Act.

Acquisitions

United Development Funding IV. On March 13, 2025, pursuant to the terms of the Agreement and Plan of Merger, dated as of November 29, 2024, by and among the Company, UDF IV, and RC Merger Sub IV, LLC, a wholly owned subsidiary of the Company ("RC Merger Sub IV"), the Company acquired UDF IV, a real estate investment trust providing capital solutions to residential real estate developers and regional homebuilders, (the "UDF IV Merger"). At the effective time of the UDF IV Merger (the "Effective Time"), each outstanding common share of beneficial interest, par value $0.01 per share, of UDF IV ("UDF IV Common Shares"), excluding any UDF IV Common Shares held by UDF IV, the Company, RC Merger Sub IV or their subsidiaries, was automatically cancelled and retired and converted into the right to receive (i) 0.416 shares of Company common stock, (ii) 0.416 contingent value rights ("CVRs") representing the potential right to receive additional shares of Company common stock after the end of each of (1) the period beginning on October 1, 2024, and ending on December 31, 2025 and (2) the three subsequent calendar years, based, in part, upon cash proceeds received by the Company and its subsidiaries in respect of a portfolio of five UDF IV loans and (iii) cash consideration in lieu of any fractional shares of Company common stock. Refer to Notes 1 and 5, included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Form 10-K, for more information about the UDF IV Merger and the assets acquired and liabilities assumed as a result of the UDF IV Merger.

Funding Circle. On July 1, 2024, the Company acquired Funding Circle through its subsidiary, iBusiness Funding LLC, for approximately $41.2 million in cash plus the assumption of certain liabilities (the "Funding Circle Acquisition"). Funding Circle is an online lending platform that originates and services small business loans. The Funding Circle Acquisition integrates Funding Circle's loan origination servicing platform with the Company's Lending as a Service and LenderAI product offerings. Refer to Notes 1 and 5, included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Form 10-K, for more information about the Funding Circle Acquisition and the assets acquired and liabilities assumed as a result of the Funding Circle Acquisition.

Madison One. On June 5, 2024, the Company acquired Madison One, a leading originator and servicer of USDA and SBA guaranteed loan products, for an initial purchase price of approximately $32.9 million paid in cash (the "Madison One Acquisition"). Approximately $3.6 million of the initial purchase price was paid as bonuses to certain key Madison One personnel in cash. Additional purchase price payments, including cash payments and the issuance of shares of common stock of the Company, may be made over the four years following the acquisition date contingent upon the Madison One business achieving certain performance metrics. Part of the Company's strategy in acquiring Madison One included the value of the anticipated synergies arising from the acquisition and the value of the acquired assembled workforce, neither of which qualify for recognition as an intangible asset. Refer to Notes 1 and 5, included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Form 10-K, for more information about the Madison One Acquisition and the assets acquired and liabilities assumed as a result of the Madison One Acquisition.

For additional information on our business, refer to Part I, Item 1, "Business" in this Form 10-K.

Factors Impacting Operating Results

We expect that our results of operations will be affected by a number of factors and will primarily depend on the level of interest income from our assets, the market and fair value of our assets and the supply of, and demand for, LMM loans, SBA loans, USDA loans, construction loans, MBS and other assets we may acquire in the future, demand for housing, population trends, construction costs, the availability of alternative real estate financing from other lenders, changes in credit spreads, and the financing and other costs associated with our business. These factors may have an impact on our ability to originate new loans or the performance of our existing loan portfolio. Our net investment income, which includes the amortization of purchase premiums and accretion of purchase discounts, varies primarily as a result of changes in market interest rates, the rate at which our distressed assets are liquidated and the prepayment speed of our performing assets. Interest rates and prepayment speeds vary according to the type of investment, conditions in the financial markets, competition and other factors, none of which can be predicted with any certainty. Our operating results may also be impacted by changes in our provision for loan losses. Increases in the provision for loan loss are primarily driven by a deterioration in the contractual performance of a loan. Macroeconomic factors including interest rates and inflation, as well as supply absorption and cap rate movements, may contribute to a deterioration in a loan's contractual performance. In certain circumstances, the Company may choose to modify a loan which had experienced financial difficulty due to the factors previously described. Our operating results may also be impacted by our available borrowing capacity, conditions in the financial markets, credit losses in excess of initial estimates or unanticipated credit events experienced by borrowers whose loans are held directly by us or are included in our MBS. Difficult market conditions as well as inflation, energy costs, geopolitical issues, health epidemics and outbreaks of contagious diseases, unemployment and the availability and cost of credit are factors which could also impact our operating results.

Changes in Market Interest Rates. We own and expect to acquire or originate fixed rate and floating rate loans with maturities ranging from two to 30 years. Our loans typically have amortization periods of 15 to 30 years or balloon payments due in two to 10 years. Fixed rate loans bear interest that is fixed for the term of the loan and we typically utilize derivative financial and hedging instruments in an effort to hedge the interest rate risk associated with such fixed rate loans. As of December 31, 2025, all fixed rate loans are match funded in securitization. Floating rate loans generally have an adjustable interest rate equal to the sum of a fixed spread plus an index rate, such as SOFR, which typically resets monthly. As of December 31, 2025, approximately 81% of the loans in our portfolio were floating rate loans, and 19% were fixed rate loans, based on carrying value.

Current market conditions. During the fourth quarter, macroeconomic concerns persisted including global market volatility, uncertainty about trade policies, geopolitical tensions, inflationary pressures and interest rates. The U.S. Federal Reserve delivered an additional interest rate cut, but there is uncertainty regarding if and when further decreases will occur. Although the full impact of these changes remains uncertain and difficult to predict, concerns and uncertainties about the economic outlook may adversely impact our financial condition, results of operations and cash flows.

Results of Operations

Key Financial Measures and Indicators

As a real estate finance company, we believe the key financial measures and indicators for our business are earnings per share, dividends declared per share, distributable earnings, return on equity, and net book value per share. As further described below, distributable earnings is a measure that is not prepared in accordance with GAAP. We use distributable earnings to evaluate our performance and determine dividends, excluding the effects of certain transactions and GAAP adjustments that we believe are not necessarily indicative of our current loan activity and operations. Refer to "—Non-GAAP Financial Measures" below for a reconciliation of net income to distributable earnings.

The table below sets forth certain information on our operating results.

($ in thousands, except share data)	Three Months Ended December 31, 2025		Year Ended December 31, 2025		2024	
Net Income (loss) from continuing operations	$	(232,565)	$	(215,853)	$	(411,999)
Earnings per common share from continuing operations - basic	$	(1.46)	$	(1.41)	$	(2.52)
Earnings per common share from continuing operations - diluted	$	(1.46)	$	(1.41)	$	(2.52)
Distributable earnings before realized losses	$	(10,070)	$	(20,804)	$	181,931
Distributable earnings before realized losses per common share - basic	$	(0.09)	$	(0.23)	$	0.97
Distributable earnings before realized losses per common share - diluted	$	(0.09)	$	(0.23)	$	0.97
Distributable earnings	$	(65,279)	$	(246,047)	$	28,360
Distributable earnings per common share - basic	$	(0.43)	$	(1.59)	$	0.07
Distributable earnings per common share - diluted	$	(0.43)	$	(1.59)	$	0.07
Dividends declared per common share	$	0.01	$	0.385	$	1.10
Dividend yield [1]		1.8 %		1.8 %		14.7 %
Return on equity from continuing operations		(58.8)%		(13.2)%		(19.6)%
Distributable return on equity before realized losses		(3.1)%		(1.8)%		7.5 %
Distributable return on equity		(16.8)%		(15.0)%		0.9 %
Book value per common share	$	8.79	$	8.79	$	10.61

(1) Dividend yield is based on the respective period end closing share price.

Our Loan Pipeline

We have a large and active pipeline of potential acquisition and origination opportunities that are in various stages of our investment process. We refer to assets as being part of our acquisition or origination pipeline if (i) an asset or portfolio opportunity has been presented to us and we have determined, after a preliminary analysis, that the assets fit within our investment strategy and exhibit the appropriate risk/reward characteristics (ii) in the case of acquired loans, we have executed a non-disclosure agreement or an exclusivity agreement and commenced the due diligence process or we have executed more definitive documentation, such as a letter of intent ("LOI"); and (iii) in the case of originated loans, we have issued an LOI, and the borrower has paid a deposit.

We operate in a competitive market for investment opportunities and competition may limit our ability to originate or acquire the potential investments in the pipeline. The consummation of any of the potential loans in the pipeline depends upon, among other things, one or more of the following: available capital and liquidity, our Manager's allocation policy, satisfactory completion of our due diligence investigation and investment process, approval of our Manager's Investment Committee, market conditions, our agreement with the seller on the terms and structure of such potential loan, and the execution and delivery of satisfactory transaction documentation. Historically, we have acquired less than a majority of the assets in our pipeline at any one time and there can be no assurance the assets currently in our pipeline will be acquired or originated by us in the future.

The table below presents information on our investment portfolio originations (based on fully committed amounts).

(in thousands)	Three Months Ended December 31, 2025		Year Ended December 31, 2025		2024	
Loan originations:						
LMM loans	$	234,872	$	626,085	$	1,198,090
SBL loans		139,698		1,168,444		1,202,592
Total loan investment activity	$	374,570	$	1,794,529	$	2,400,682

The table below presents information on our origination pipeline opportunities (based on fully committed amounts).

(in thousands)	Current Pipeline	
Loan originations:		
LMM loans	$	335,291
SBL loans		1,220,271
Total loan investment pipeline [1]	$	1,555,562

(1) Includes 2026 fundings

Balance Sheet Analysis and Metrics

(in thousands)		December 31, 2025		December 31, 2024		$ Change	% Change
Assets							
Cash and cash equivalents	$	207,841	$	143,803	$	64,038	44.5 %
Restricted cash		39,746		30,560		9,186	30.1
Loans, net (including $737 and $3,533 held at fair value)		3,500,298		3,378,149		122,149	3.6
Loans, held for sale (including $73,094 and $128,531 held at fair value and net of valuation allowance of $67,612 and $97,620)		585,820		241,626		344,194	142.4
Mortgage-backed securities		34,501		31,006		3,495	11.3
Investment in unconsolidated joint ventures (including $5,737 and $6,577 held at fair value)		161,424		161,561		(137)	(0.1)
Derivative instruments		6,740		7,963		(1,223)	(15.4)
Servicing rights		126,279		128,440		(2,161)	(1.7)
Real estate owned		620,225		193,437		426,788	220.6
Other assets		508,238		362,486		145,752	40.2
Assets of consolidated VIEs		1,978,684		5,175,295		(3,196,611)	(61.8)
Assets held for sale		—		287,595		(287,595)	(100.0)
Total Assets	$	**7,769,796**	$	**10,141,921**	$	**(2,372,125)**	**(23.4)%**
Liabilities							
Secured borrowings		2,788,926		2,035,176		753,750	37.0
Securitized debt obligations of consolidated VIEs, net		1,174,785		3,580,513		(2,405,728)	(67.2)
Senior secured notes, net		722,729		437,847		284,882	65.1
Corporate debt, net		652,487		895,265		(242,778)	(27.1)
Guaranteed loan financing		524,091		691,118		(167,027)	(24.2)
Contingent consideration		18,698		573		18,125	3,163.2
Derivative instruments		1,432		352		1,080	306.8
Dividends payable		3,633		43,168		(39,535)	(91.6)
Loan participations sold		56,616		95,578		(38,962)	(40.8)
Due to third parties		3,135		1,442		1,693	117.4
Accounts payable and other accrued liabilities		171,636		188,051		(16,415)	(8.7)
Liabilities held for sale		—		228,735		(228,735)	(100.0)
Total Liabilities	$	**6,118,168**	$	**8,197,818**	$	**(2,079,650)**	**(25.4)%**
Preferred stock Series C, liquidation preference $25.00 per share		8,361		8,361		—	—
Commitments & contingencies							
Stockholders' Equity							
Preferred stock Series E, liquidation preference $25.00 per share		111,378		111,378		—	—
Common stock, $0.0001 par value, 500,000,000 shares authorized, 163,010,012 and 162,792,372 shares issued and outstanding, respectively		17		17		—	—
Additional paid-in capital		2,264,355		2,250,291		14,064	0.6
Retained deficit		(807,522)		(505,089)		(302,433)	59.9
Accumulated other comprehensive loss		(24,196)		(18,552)		(5,644)	30.4
Total Ready Capital Corporation equity		1,544,032		1,838,045		(294,013)	(16.0)
Non-controlling interests		99,235		97,697		1,538	1.6
Total Stockholders' Equity	$	**1,643,267**	$	**1,935,742**	$	**(292,475)**	**(15.1)%**
Total Liabilities, Redeemable Preferred Stock, and Stockholders' Equity	$	**7,769,796**	$	**10,141,921**	$	**(2,372,125)**	**(23.4)%**

As of December 31, 2025, total assets in our consolidated balance sheet were $7.8 billion, a decrease of $2.4 billion from December 31, 2024, primarily reflecting a decrease in Assets of consolidated VIEs, partially offset by an increase in Real estate owned and Loans, held for sale. Assets of consolidated VIEs decreased $3.2 billion, primarily due to the collapse of RCMF 2021-FL5, RCMF 2021-FL6, RCMF 2022-FL8, RCMF 2022-FL9 and RCMF 2022-FL10 and paydowns on securitized loans. Real estate owned increased $0.4 billion, due to the settlement of the Portland, mixed-use asset loan obligation via a consensual deed-in-lieu arrangement, partially offset by sales. Loans, held for sale increased $0.3 billion, primarily due to loans transferred from Loans, net, partially offset by loans sold.

As of December 31, 2025, total liabilities in our consolidated balance sheet were $6.1 billion, a decrease of $2.1 billion from December 31, 2024, primarily reflecting a decrease in Securitized debt obligations of consolidated VIEs, net, partially offset by an increase in Secured borrowings. Securitized debt obligations of consolidated VIEs, net decreased $2.4 billion due to paydowns on securitized loans including the collapse of RCMF 2021-FL5, RCMF 2021-FL6, RCMF 2022-FL8, RCMF 2022-FL9 and RCMF 2022-FL10. Secured borrowings increased $0.8 billion due to the collapse of RCMF 2021-FL5, RCMF 2021-FL6, RCMF 2022-FL8, RCMF 2022-FL9 and RCMF 2022-FL10, partially offset by payoffs.

As of December 31, 2025, total stockholders' equity was $1.6 billion, a decrease of $0.3 billion from December 31, 2024, primarily due to net losses, common stock repurchased through the Company's share repurchase program and dividends paid, partially offset by shares issued in connection with the acquisition of UDF IV.

Selected Balance Sheet Information by Business Segment. The table below presents certain selected balance sheet data by business segments, with the remaining amounts reflected in *Unallocated –Corporate*.

(in thousands)	LMM Commercial Real Estate		Small Business Lending		Total	
December 31, 2025						
Assets						
Loans, net	$	4,125,550	$	1,068,827	$	5,194,377
Loans, held for sale		654,388		56,539		710,927
MBS		34,501		—		34,501
Investment in unconsolidated joint ventures		161,071		353		161,424
Servicing rights		61,331		64,948		126,279
Real estate owned		635,328		185		635,513
Liabilities						
Secured borrowings		2,450,200		338,726		2,788,926
Securitized debt obligations of consolidated VIEs		1,105,805		68,980		1,174,785
Senior secured notes, net		715,086		7,643		722,729
Corporate debt, net		652,487		—		652,487
Guaranteed loan financing		—		524,091		524,091
Loan participations sold		56,616		—		56,616

In the table above,
- Loans, net includes assets of consolidated VIEs.
- Loans, held for sale includes assets of consolidated VIEs, net of valuation allowance.
- Real estate owned includes assets of consolidated VIEs.

Statement of Operations Analysis and Metrics

(in thousands)		For the Year Ended December 31,					
		2025		2024			$ Change
Interest income							
LMM commercial real estate	$	447,810	$	766,354	$		(318,544)
Small business lending		121,356		130,621			(9,265)
Total interest income	$	569,166	$	896,975	$		(327,809)
Interest expense							
LMM commercial real estate		(434,743)		(598,846)			164,103
Small business lending		(79,382)		(97,609)			18,227
Total interest expense	$	(514,125)	$	(696,455)	$		182,330
Net interest income before provision for loan losses	$	55,041	$	200,520	$		(145,479)
Provision for loan losses							
LMM commercial real estate		(61,725)		(283,800)			222,075
Small business lending		(25,313)		(8,959)			(16,354)
Total provision for loan losses	$	(87,038)	$	(292,759)	$		205,721
Net interest loss after provision for loan losses	$	(31,997)	$	(92,239)	$		60,242
Non-interest income (loss)							
LMM commercial real estate		(150,706)		(238,972)			88,266
Small business lending		84,289		118,574			(34,285)
Unallocated corporate income		113,125		18,633			94,492
Total non-interest income (loss)	$	46,708	$	(101,765)	$		148,473
Non-interest expense							
LMM commercial real estate		(138,063)		(148,230)			10,167
Small business lending		(114,283)		(96,889)			(17,394)
Unallocated corporate expenses		(64,921)		(77,388)			12,467
Total non-interest expense	$	(317,267)	$	(322,507)	$		5,240
Net income (loss) before provision for income taxes							
LMM commercial real estate		(337,427)		(503,494)			166,067
Small business lending		(13,333)		45,738			(59,071)
Unallocated corporate expenses		48,204		(58,755)			106,959
Total net income (loss) before provision for income taxes	$	(302,556)	$	(516,511)	$		213,955

Results of Operations – Supplemental Information. Realized and unrealized gains (losses) on financial instruments are recorded in the consolidated statements of operations and classified based on the nature of the underlying asset or liability.

The table below presents the components of realized and unrealized gains (losses) on financial instruments.

	For the Year Ended December 31,		
(in thousands)	**2025**	**2024**	**$ Change**
Realized gain (loss) on financial instruments			
Creation of mortgage servicing rights			
SBA - 7(a)	$ 12,233	$ 14,739	$ (2,506)
Multi-family	5,810	6,112	(302)
USDA	7,725	3,384	4,341
Small business loans	1,990	1,035	955
Total Creation of mortgage servicing rights	**$ 27,758**	**$ 25,270**	**$ 2,488**
Loans			
SBA - 7(a)	44,596	59,697	(15,101)
Multi-family	1,205	1,721	(516)
USDA	8,093	883	7,210
Total loans	**$ 53,894**	**$ 62,301**	**$ (8,407)**
Gain on sale business			
SBA - 7(a)	**56,829**	**74,436**	**(17,607)**
Multi-family	**7,015**	**7,833**	**(818)**
USDA	**15,818**	**4,267**	**11,551**
Small business loans	**1,990**	**1,035**	**955**
Total gain on sale business	**$ 81,652**	**$ 87,571**	**$ (5,919)**
Loans, held for sale			
Bridge	(194,907)	(58,852)	(136,055)
Construction	(1,020)	(74,907)	73,887
Other	—	(11,862)	11,862
Total loans, held for sale	**$ (195,927)**	**$ (145,621)**	**$ (50,306)**
Loans, net			
Bridge	(2,387)	(1,657)	(730)
Fixed rate	(1,766)	(147)	(1,619)
Construction	141	(6,938)	7,079
Other	(879)	(429)	(450)
Total loans, net	**$ (4,891)**	**$ (9,171)**	**$ 4,280**
Net realized gain (loss) on derivatives, at fair value	**$ 7,477**	**$ 19,794**	**$ (12,317)**
Net realized gain (loss) - all other	**$ (30,423)**	**$ (6,573)**	**$ (23,850)**
Net realized gain (loss) on financial instruments	**$ (142,112)**	**$ (54,000)**	**$ (88,112)**
Unrealized gain (loss) on financial instruments			
Loans, held for sale			
Bridge	—	4	(4)
Fixed rate	10	(3,270)	3,280
Freddie Mac	(188)	91	(279)
SBA - 7(a)	(2,907)	2,650	(5,557)
Other	412	(27)	439
Total Loans, held for sale	**$ (2,673)**	**$ (552)**	**$ (2,121)**
Net unrealized gain (loss) on preferred equity, at fair value	**$ (12,923)**	**$ (15,613)**	**$ 2,690**
Net unrealized gain (loss) on derivatives, at fair value	**$ (800)**	**$ (4,760)**	**$ 3,960**
Net unrealized gain (loss) - all other	**$ 3,243**	**$ 5,934**	**$ (2,691)**
Net unrealized gain (loss) on financial instruments	**$ (13,153)**	**$ (14,991)**	**$ 1,838**

LMM Commercial Real Estate Segment Results.

YTD 2025 versus YTD 2024. Interest income of $447.8 million represented a decrease of $318.5 million, primarily due to an increase in non-accrual loans, a decrease in loan balances and interest rates. Interest expense of $434.7 million represented a decrease of $164.1 million, driven by a decrease in loan balances and interest rates. Provision for loan losses of $61.7 million represented a decrease of $222.1 million, primarily due to loans transferred from Loans, net to Loans, held for sale and loan sales. Non-interest loss of $150.7 million represented a decrease of $88.3 million, primarily due to a decrease in the valuation allowance, partially offset by an increase in realized losses on financial instruments related to loan sales. Non-interest expense of $138.1 million represented a decrease of $10.2 million, due to a decrease in

charge-offs of real estate acquired in settlement of loans, partially offset by an increase in other operating expenses primarily driven by operating costs and depreciation related to the Portland mixed-use asset.

Small Business Lending Segment Results.

YTD 2025 versus YTD 2024. Interest income of $121.4 million represented a decrease of $9.3 million, primarily due to a decrease in interest rates. Interest expense of $79.4 million represented a decrease of $18.2 million, driven by a decrease in loan balances and interest rates. Provision for loan losses of $25.3 million represented an increase of $16.4 million, due to changes in the forecasted macroeconomic inputs for reserve modeling and an increase in asset specific reserves. Non-interest income of $84.3 million represented a decrease of $34.3 million, primarily due to a decrease in realized and unrealized gains on financial instruments. Non-interest expense of $114.3 million represented an increase of $17.4 million, primarily due to an increase in employee compensation and benefits, loan origination expenses and loan servicing expenses.

Unallocated- Corporate.

YTD 2025 versus YTD 2024. Non-interest income of $113.1 million represented an increase of $94.5 million, primarily due to a gain on bargain purchase recognized from the UDF IV Merger, primarily driven by a discount in UDF IV's market valuation due to factors such as the illiquid nature of UDF IV's shares, and a change in our stock price between the date of the agreement and the closing date of the UDF IV Merger. Non-interest expense of $64.9 million represented a decrease of $12.5 million, primarily due to a decrease in management fees, transaction related expenses and other operating expenses.

Non-GAAP financial measures
We believe that providing investors with distributable earnings, formerly referred to as core earnings, gives investors greater transparency into the information used by management in our financial and operational decision-making, including the determination of dividends.

We calculate distributable earnings as GAAP net income (loss) excluding the following:

i) any unrealized gains or losses on certain MBS not retained by us as part of our loan origination businesses
ii) any realized gains or losses on sales of certain MBS
iii) any unrealized gains or losses on Residential MSRs from discontinued operations
iv) any unrealized change in current expected credit loss reserve and valuation allowances
v) any unrealized gains or losses on de-designated cash flow hedges
vi) any unrealized gains or losses on foreign exchange hedges
vii) any unrealized gains or losses on certain unconsolidated joint ventures
viii) any non-cash compensation expense related to stock-based incentive plan
ix) any unrealized gains or losses on preferred equity, at fair value
x) any unrealized gain or losses or other non-cash items related to real estate owned
xi) one-time non-recurring gains or losses, such as gains or losses on discontinued operations, bargain purchase gains, or merger related expenses

In calculating distributable earnings, net income (in accordance with GAAP) is adjusted to exclude unrealized gains and losses on MBS acquired by us in the secondary market but is not adjusted to exclude unrealized gains and losses on MBS retained by us as part of our loan origination businesses, where we transfer originated loans into an MBS securitization and retain an interest in the securitization. In calculating distributable earnings, we do not adjust net income (in accordance with GAAP) to take into account unrealized gains and losses on MBS retained by us as part of our loan origination businesses because we consider the unrealized gains and losses that are generated in the loan origination and securitization process to be a fundamental part of this business and an indicator of the ongoing performance and credit quality of our historical loan originations. In calculating distributable earnings, net income (in accordance with GAAP) is adjusted to exclude realized gains and losses on certain MBS securities due to a variety of reasons which may include collateral type, duration, and size.

In addition, in calculating distributable earnings, net income (in accordance with GAAP) is adjusted to exclude unrealized gains or losses on residential MSRs, held at fair value from discontinued operations. Servicing rights relating to our small business commercial business are accounted for under ASC 860, Transfer and Servicing. In calculating distributable earnings, we do not exclude realized gains or losses on commercial MSRs, as servicing income is a fundamental part of our business and an indicator of the ongoing performance.

Furthermore, we believe it is useful to present distributable earnings before realized losses on certain investments, such as charge-offs and losses realized on sales of real estate owned assets and LMM loans, to reflect our direct operating results. We utilize distributable earnings before realized losses as an additional performance metric to consider when assessing our ability to declare and pay dividends. Distributable earnings and distributable earnings before realized losses are non-U.S. GAAP financial measures and because these non-U.S. GAAP measures are incomplete measures of our financial performance and involve differences from net income computed in accordance with U.S. GAAP, they should be considered along with, but not as alternatives to, our net income as measures of our financial performance. In addition, because not all companies use identical calculations, our presentations of distributable earnings and distributable earnings before realized losses may not be comparable to other similarly-titled measures of other companies.

To qualify as a REIT, we must distribute to our stockholders each calendar year dividends equal to at least 90% of our REIT taxable income (including certain items of non-cash income), determined without regard to the deduction for dividends paid and excluding net capital gain. There are certain items, including net income generated from the creation of MSRs, that are included in distributable earnings but are not included in the calculation of the current year's taxable income. These differences may result in certain items that are recognized in the current period's calculation of distributable earnings not being included in taxable income, and thus not subject to the REIT dividend distribution requirement, until future years.

The table below presents a reconciliation of net income to distributable earnings before realized losses and distributable earnings.

(in thousands)	Three Months Ended December 31,			Year Ended December 31,		
	2025	2024	$ Change	2025	2024	$ Change
Net loss	$ (232,612)	$ (314,751)	$ 82,139	$ (221,061)	$ (430,398)	$ 209,337
Reconciling items:						
Unrealized (gain) loss on MSR - discontinued operations	—	33,175	(33,175)	8,952	40,394	(31,442)
Unrealized (gain) loss on joint ventures	523	(5,015)	5,538	2,845	(3,503)	6,348
Increase (decrease) in CECL reserve	113,974	277,277	(163,303)	35,178	272,964	(237,786)
Increase (decrease) in valuation allowance	23,318	(31,229)	54,547	(15,443)	124,878	(140,321)
Non-recurring REO impairment	15,027	31,175	(16,148)	23,653	55,686	(32,033)
Depreciation and amortization on real estate owned	1,712	—	1,712	2,812	—	2,812
Non-cash compensation	797	2,826	(2,029)	5,807	8,510	(2,703)
Unrealized (gain) loss on preferred equity, at fair value	10,645	15,613	(4,968)	12,923	15,613	(2,690)
Merger transaction costs and other non-recurring expenses	3,102	6,579	(3,477)	11,976	17,432	(5,456)
Bargain purchase (gain) loss	3,013	—	3,013	(109,549)	(13,859)	(95,690)
Realized losses on sale of investments	64,987	51,688	13,299	282,479	183,718	98,761
Total reconciling items	$ 237,098	$ 382,089	$ (144,991)	$ 261,633	$ 701,833	$ (440,200)
Income tax adjustments	(14,556)	(22,825)	8,269	(61,376)	(89,504)	28,128
Distributable earnings (loss) before realized losses	$ (10,070)	$ 44,513	$ (54,583)	$ (20,804)	$ 181,931	$ (202,735)
Realized losses on sale of investments, net of tax	(55,209)	(44,246)	(10,963)	(225,243)	(153,571)	(71,672)
Distributable earnings (loss)	$ (65,279)	$ 267	$ (65,546)	$ (246,047)	$ 28,360	$ (274,407)
Less: Distributable earnings attributable to non-controlling interests	1,926	3,113	(1,187)	7,345	8,167	(822)
Less: Income attributable to participating shares	2,015	2,248	(233)	8,667	9,125	(458)
Distributable earnings (loss) attributable to common stockholders	$ (69,220)	$ (5,094)	$ (64,126)	$ (262,059)	$ 11,068	$ (273,127)
Distributable earnings (loss) before realized losses on investments, net of tax per common share - basic	$ (0.09)	$ 0.23	$ (0.32)	$ (0.23)	$ 0.97	$ (1.20)
Distributable earnings (loss) before realized losses on investments, net of tax per common share - diluted	$ (0.09)	$ 0.23	$ (0.32)	$ (0.23)	$ 0.97	$ (1.20)
Distributable earnings (loss) per common share - basic	$ (0.43)	$ (0.03)	$ (0.40)	$ (1.59)	$ 0.07	$ (1.66)
Distributable earnings (loss) per common share - diluted	$ (0.43)	$ (0.03)	$ (0.40)	$ (1.59)	$ 0.07	$ (1.66)

Q4 2025 versus Q4 2024. Consolidated net loss of $232.6 million for the fourth quarter of 2025 represented a decrease of $82.1 million from the fourth quarter of 2024, primarily due to a decrease in provision for loan losses, partially offset by an increase in the valuation allowance and a decrease in net interest income. Consolidated distributable loss before realized losses of $10.1 million for the fourth quarter of 2025 represented a decrease of $54.6 million from the fourth quarter of 2024. The decrease in the distributable earnings reconciling items is primarily due to a decrease in the provision for loan losses and unrealized losses on discontinued operations, partially offset by an increase in the valuation allowance. Consolidated distributable loss of $65.3 million for the fourth quarter of 2025 represented an increase of $65.5 million from the fourth quarter of 2024 due to certain charge-offs and losses realized on sales of real estate owned assets and LMM loans.

YTD 2025 versus YTD 2024. Consolidated net loss of $221.1 million for the year ended December 31, 2025 represented a decrease of $209.3 million from the year ended December 31, 2024, primarily due to a decrease in provision for loan losses, a decrease in the valuation allowance and an increase in the gain on bargain purchase recognized from the UDF IV Merger, primarily driven by a discount in UDF IV's market valuation due to factors such as the illiquid nature of UDF IV's shares, and a change in our stock price between the date of the agreement and the closing date of the UDF IV Merger, partially offset by a decrease in net interest income. Consolidated distributable loss before realized losses of $20.8 million for the year ended December 31, 2025 represented an increase of $202.7 million from the year ended December 31, 2024. The decrease in the distributable earnings reconciling items is primarily due to a decrease in the provision for loan losses, a decrease in the valuation allowance, a gain on bargain purchase recognized from the UDF IV Merger, primarily driven by a discount in UDF IV's market valuation due to factors such as the illiquid nature of UDF IV's shares, and a change in our stock price between the date of the agreement and the closing date of the UDF IV Merger, partially offset by an increase in realized losses on sale of investments. Consolidated distributable loss of $246.0 million for the year ended December 31, 2025 represented an increase of $274.4 million from the year ended December 31, 2024 due to certain charge-offs and losses realized on sales of real estate owned assets and LMM loans.

Incentive distribution payable to our Manager

Under the partnership agreement of our operating partnership, our Manager, the holder of the Class A special unit in our operating partnership, is entitled to receive an incentive distribution, distributed quarterly in arrears in an amount, not less than zero, equal to the difference between (i) the product of (A) 15% and (B) the difference between (x) IFCE (as described below) of our operating partnership, on a rolling four-quarter basis and before the incentive distribution for the current quarter, and (y) the product of (1) the weighted average of the issue price per share of common stock or operating partnership unit ("OP unit") (without double counting) in all of our offerings multiplied by the weighted average number of shares of common stock outstanding (including any restricted shares of common stock and any other shares of common stock underlying awards granted under our 2013 Equity Incentive Plan, our 2023 Equity Incentive Plan and Broadmark's 2019 Stock Incentive Plan (the "Broadmark Equity Plan"), and OP units (without double counting) in such quarter and (2) 8%, and (ii) the sum of any incentive distribution paid to our Manager with respect to the first three quarters of such previous four quarters; provided, however, that no incentive distribution is payable with respect to any calendar quarter unless cumulative IFCE is greater than zero for the most recently completed 12 calendar quarters.

The incentive distribution shall be calculated within 30 days after the end of each quarter and such calculation shall promptly be delivered to our Company. We are obligated to pay the incentive distribution 50% in cash and 50% in either common stock or OP units, as determined in our discretion, within five business days after delivery to our Company of the written statement from the holder of the Class A special unit setting forth the computation of the incentive distribution for such quarter. Subject to certain exceptions, our Manager may not sell or otherwise dispose of any portion of the incentive distribution issued to it in common stock or OP units until after the three-year anniversary of the date that such shares of common stock or OP units were issued to our Manager. The price of shares of our common stock for purposes of determining the number of shares payable as part of the incentive distribution is the closing price of such shares on the last trading day prior to the approval by our Board of the incentive distribution.

For purposes of determining the incentive distribution payable to our Manager, incentive fee core earnings ("IFCE") is defined under the partnership agreement of the operating partnership as GAAP net income (loss) of the operating partnership excluding non-cash equity compensation expense, the expenses incurred in connection with the operating partnership's formation or continuation, the incentive distribution, real estate depreciation and amortization (to the extent that we forecloses on any properties underlying our assets) and any unrealized gains, losses, or other non-cash items recorded in the period, regardless of whether such items are included in other comprehensive income or loss, or in net income. The amount will be adjusted to exclude one-time events pursuant to changes in GAAP and certain other non-cash charges after discussions between our Manager and our independent directors and after approval by a majority of the independent directors.

Liquidity and Capital Resources

Liquidity is a measure of our ability to turn non-cash assets into cash and to meet potential cash requirements. We use significant cash to purchase LMM loans and other target assets, originate new LMM loans, pay dividends, repay principal and interest on our borrowings, fund our operations and meet other general business needs. Certain of our loans pay PIK interest rather than cash interest payments and from time to time, we may grant concessions to borrowers experiencing significant financial difficulties in the form of modified terms such as interest rate reductions and other terms described elsewhere in this Form 10-K. These factors may increase our reliance on our primary sources of liquidity, including our existing cash balances, borrowings, including securitizations, re-securitizations, repurchase agreements, warehouse facilities, bank credit facilities and other financing agreements (including term loans and revolving facilities), the net proceeds of offerings of equity and secured and unsecured debt securities, and net cash provided by operating and investing activities.

We believe that our sources of liquidity will provide sufficient liquidity to fund ongoing obligations and address upcoming debt maturities, including the approximately $550.0 million of debt maturing in 2026. We had approximately $200.0 million of unrestricted cash and approximately $700.0 million of unencumbered assets as of December 31, 2025. We expect approximately $287 million in net liquidity from portfolio maturities and pending asset resolutions over the next 12 months, and may also sell additional assets. We expect the combination of these items to de-lever the balance sheet, which may impact book value depending on the size, timing and pricing of such actions. We expect to utilize these resources, together with our access to the capital markets, to meet our liquidity needs.

We are continuing to monitor the impact of shifts in interest rates, credit spreads and inflation on the Company, the borrowers underlying our real estate-related assets, the tenants in the properties we own, our financing sources, and the economy as a whole. Because the severity, magnitude and duration of these economic events remain uncertain, rapidly changing and difficult to predict, the impact on our operations and liquidity also remains uncertain and difficult to predict.

Cash flow

Year Ended December 31, 2025. Cash and cash equivalents as of December 31, 2025, increased by $66.8 million to $249.5 million from December 31, 2024, primarily due to net cash provided by investing and operating activities, partially offset by net cash used for financing activities. The net cash provided by investing activities primarily reflected proceeds from disposition and principal payments of loans, partially offset by net cash used for loan originations. The net cash provided by operating activities primarily reflected the sale of Loans, held for sale, realized losses on financial instruments and provision for loan losses, partially offset by a bargain purchase gain in connection with the UDF IV Merger which was primarily driven by a discount in UDF IV's market valuation due to factors such as the illiquid nature of UDF IV's shares and a change in our stock price between the date of the agreement and the closing date of the merger, and net losses from continuing operations. The net cash used for financing activities primarily reflected repayments of securitized debt obligations of consolidated VIEs, partially offset by net proceeds from secured borrowings.

Year Ended December 31, 2024. Cash and cash equivalents as of December 31, 2024, decreased by $79.7 million to $182.8 million from December 31, 2023, primarily due to net cash used for financing activities, partially offset by net cash provided by investing and operating activities. The net cash used for financing activities primarily reflected repayments of securitized debt obligations of consolidated VIEs, dividend payments and repayments of secured borrowings. The net cash provided by investing activities primarily reflected proceeds from disposition and principal payments of loans, partially offset by net cash used for loan originations. The net cash provided by operating activities reflected sales on loans, held for sale and an increase in the provision for loan losses, partially offset by an increase in operating assets and net loss from continuing operations.

Financing Strategy and Leverage

In addition to raising capital through offerings of our public equity and debt securities, we finance our investment portfolio through securitization and secured borrowings. We generally seek to match-fund our investments to minimize the differences in the terms of our investments and our liabilities. Our secured borrowings have various recourse levels including full recourse, partial recourse and non-recourse, as well as varied mark-to-market provisions including full mark-to-market, credit mark only and non-mark-to-market. Securitizations allow us to match fund loans pledged as collateral on a long-term, non-recourse basis. Securitization structures typically consist of trusts with principal and interest collections allocated to senior debt and losses on liquidated loans to equity and subordinate tranches, and provide debt equal to 50% to 90% of the cost basis of the assets.

We also finance originated SBL with secured borrowings until the loans are sold, generally within 30 days.

As of December 31, 2025, we had a total leverage ratio of 3.5x and recourse leverage ratio of 1.6x. Our operating segments have different levels of recourse debt according to the differentiated nature of each segment. Our LMM Commercial Real Estate and Small Business Lending segments have recourse leverage ratios of 0.5x and 0.2x, respectively. The remaining recourse leverage ratio is from our corporate debt offerings.

Secured Borrowings

Credit Facilities and Other Financing Agreements. We utilize credit facilities and other financing arrangements to finance our business. The financings are collateralized by the underlying mortgages, assets, related documents, and instruments, and typically contain index-based financing rate and terms, haircut and collateral posting provisions which depend on the types of collateral and the counterparties involved. These agreements often contain customary negative covenants and financial covenants, including maintenance of minimum liquidity, minimum tangible net worth,

maximum debt to net worth ratio and current ratio and limitations on capital expenditures, indebtedness, distributions, transactions with affiliates and maintenance of positive net income.

The table below presents certain characteristics of our credit facilities and other financing arrangements.

Lenders [1]	Asset Class	Current Maturity [2]	Pricing [3]	Facility Size	Pledged Assets Carrying Value	Carrying Value at December 31, 2025	Carrying Value at December 31, 2024
3	SBA loans	February 2026 to June 2027	SOFR + 2.57% Prime - 0.82%	$ 335,000	$ 370,281	$ 307,522	$ 250,601
1	LMM loans - USD	February 2026	SOFR + 1.35%	80,000	16,556	16,425	35,931
1	LMM loans - Non-USD [4]	January 2027	EURIBOR + 3.00%	58,696	37,123	29,965	30,513
2	USDA loans	June 2027 - August 2028	SOFR + 2.78%	198,500	27,707	31,204	—
Total borrowings under credit facilities and other financing agreements				**$ 672,196**	**$ 451,667**	**$ 385,116**	**$ 317,045**

(1) Represents the total number of facility lenders.
(2) Current maturity does not reflect extension options available beyond original commitment terms.
(3) Asset class pricing is determined using an index rate plus a weighted average spread.
(4) Non-USD denominated credit facilities have been converted into USD for purposes of this disclosure.

Repurchase Agreements. Under the loan repurchase facilities and securities repurchase agreements, we may be required to pledge additional assets to our counterparties in the event that the estimated fair value of the existing pledged collateral under such agreements declines and such lenders demand additional collateral, which may take the form of additional assets or cash. Generally, the loan repurchase facilities and securities repurchase agreements contain a SOFR-based financing rate, term and haircuts depending on the types of collateral and the counterparties involved. The loan repurchase facilities also include financial maintenance covenants.

If the estimated fair values of the assets increase due to changes in market interest rates or other market factors, lenders may release collateral back to us. Margin calls may result from a decline in the value of the investments securing the loan repurchase facilities and securities repurchase agreements, prepayments on the loans securing such investments and from changes in the estimated fair value of such investments generally due to principal reduction of such investments from scheduled amortization and resulting from changes in market interest rates and other market factors. Counterparties also may choose to increase haircuts based on credit evaluations of our Company and/or the performance of the assets in question. Historically, disruptions in the financial and credit markets have resulted in increased volatility in these levels, and this volatility could persist as market conditions continue to change. Should prepayment speeds on the mortgages underlying our investments or market interest rates suddenly increase, margin calls on the loan repurchase facilities and securities repurchase agreements could result, causing an adverse change in our liquidity position. To date, we have satisfied all of our margin calls and have never sold assets in response to any margin call under these borrowings.

Our borrowings under repurchase agreements are renewable at the discretion of our lenders and, as such, our ability to roll-over such borrowings are not guaranteed. The terms of the repurchase transaction borrowings under our repurchase agreements generally conform to the terms in the standard master repurchase agreement as published by the Securities Industry and Financial Markets Association, as to repayment, margin requirements and the segregation of all assets we have initially sold under the repurchase transaction. In addition, each lender typically requires that we include supplemental terms and conditions to the standard master repurchase agreement. Typical supplemental terms and conditions, which differ by lender, may include changes to the margin maintenance requirements, required haircuts and purchase price maintenance requirements, requirements that all controversies related to the repurchase agreement be litigated in a particular jurisdiction, and cross default and setoff provisions.

We maintain certain assets, which, from time to time, may include cash, unpledged LMM loans, LMM ABS and short-term investments (which may be subject to various haircuts if pledged as collateral to meet margin requirements) and collateral in excess of margin requirements held by our counterparties, or collectively, the "Cushion", to meet routine margin calls and protect against unforeseen reductions in our borrowing capabilities. Our ability to meet future margin calls will be impacted by the Cushion, which varies based on the fair value of our investments, our cash position and margin requirements. Our cash position fluctuates based on the timing of our operating, investing and financing activities and is managed based on our anticipated cash needs.

The table below presents certain characteristics of our repurchase agreements.

Lenders [1]	Asset Class	Current Maturity [2]	Pricing [3]	Facility Size	Pledged Assets Carrying Value	Carrying Value at December 31, 2025	December 31, 2024
9	LMM loans	March 2026 - September 2028	SOFR + 2.85%	$ 3,525,000	$ 3,337,969	$ 2,277,028	$ 1,482,085
5	MBS	January 2026 - June 2026	5.62%	126,782	222,614	126,782	236,046
Total borrowings under repurchase agreements				**$ 3,651,782**	**$ 3,560,583**	**$ 2,403,810**	**$ 1,718,131**

(1) Represents the total number of facility lenders.
(2) Current maturity does not reflect extension options available beyond original commitment terms.
(3) Asset class pricing is determined using an index rate plus a weighted average spread.

Collateralized borrowings under repurchase agreements

The table below presents the amount of collateralized borrowings outstanding under repurchase agreements as of the end of each quarter, the average amount of collateralized borrowings outstanding under repurchase agreements during the quarter and the highest balance of any month end during the quarter.

(in thousands)	Quarter End Balance	Average Balance in Quarter	Highest Month End Balance in Quarter
Q1 2024	1,998,132	1,956,153	1,998,132
Q2 2024	2,087,661	2,058,766	2,087,661
Q3 2024	1,882,327	1,971,347	2,049,273
Q4 2024	1,718,131	1,795,627	1,846,677
Q1 2025	2,425,258	1,922,525	2,425,258
Q2 2025	3,135,931	2,673,449	3,135,931
Q3 2025	2,460,953	2,699,935	3,021,745
Q4 2025	2,403,810	2,402,929	2,431,561

Year Ended December 31, 2025. The net increase in the outstanding balances during 2025 was primarily due to the collapse of RCMF 2021-FL5, RCMF 2021-FL6, RCMF 2022-FL8, RCMF 2022-FL9 and RCMF 2022-FL10, partially offset by sales and paydowns of warehouse loans.

Year Ended December 31, 2024. The net decrease in the outstanding balances during 2024 was primarily due to the sale of warehouse loans, partially offset by increased borrowings to fund origination volumes and the collapse of RCMT 2015-2.

Paycheck Protection Program Liquidity Facility borrowings. The Company uses the PPPLF from the Federal Reserve to finance PPP loans. The program charges an interest rate of 0.35%. As of December 31, 2025, we had approximately $8.6 million outstanding under this credit facility.

Senior Secured Notes and Corporate Debt, Net

The table below presents information about senior secured notes and corporate debt issued through public and private transactions.

(in thousands)	Coupon Rate	Maturity Date	December 31, 2025
Senior secured notes principal amount[1]	4.50 %	10/20/2026	$ 350,000
Senior secured notes principal amount[2]	9.375 %	3/1/2028	270,000
Term loan principal amount[3]	SOFR + 5.50%	4/12/2029	115,250
Unamortized discount			(1,890)
Unamortized deferred financing costs			(10,631)
Total senior secured notes, net			**$ 722,729**
Corporate debt principal amount[4]	5.50 %	12/30/2028	110,000
Corporate debt principal amount[5]	6.20 %	7/30/2026	67,437
Corporate debt principal amount[5]	5.75 %	2/15/2026	116,557
Corporate debt principal amount[6]	7.375 %	7/31/2027	100,000
Corporate debt principal amount[7]	5.00 %	11/15/2026	100,000
Corporate debt principal amount[8]	9.00 %	12/15/2029	129,371
Unamortized discount - corporate debt			(5,190)
Unamortized deferred financing costs - corporate debt			(1,938)
Junior subordinated notes principal amount[9]	SOFR + 3.10%	3/30/2035	15,000
Junior subordinated notes principal amount[10]	SOFR + 3.10%	4/30/2035	21,250
Total corporate debt, net			**$ 652,487**
Total carrying amount of debt			**$ 1,375,216**

(1) Interest on the senior secured notes is payable semiannually on April 20 and October 20 of each year.
(2) Interest on the senior secured notes is payable semiannually on March 1 and September 1 of each year.
(3) Interest on the term loan is payable quarterly on January 12, April 12, July 12 and October 12 of each year.
(4) Interest on the corporate debt is payable semiannually on June 30 and December 30 of each year.
(5) Interest on the corporate debt is payable quarterly on January 30, April 30, July 30, and October 30 of each year.
(6) Interest on the corporate debt is payable semiannually on January 31 and July 31 of each year.
(7) Interest on the corporate debt is payable semiannually on May 15 and November 15 of each year; assumed as part of the Broadmark Merger (as defined below).
(8) Interest on the corporate debt is payable quarterly on March 15, June 15, September 15, and December 15 of each year.
(9) Interest on the Junior subordinated notes I-A is payable quarterly on March 30, June 30, September 30, and December 30 of each year.
(10) Interest on the Junior subordinated notes I-B is payable quarterly on January 30, April 30, July 30, and October 30 of each year.

The table below presents the contractual maturities for senior secured notes and corporate debt.

(in thousands)	December 31, 2025
2026	$ 633,994
2027	100,000
2028	380,000
2029	244,621
2030	—
Thereafter	36,250
Total contractual amounts	**$ 1,394,865**
Unamortized deferred financing costs, discounts, and premiums, net	(19,649)
Total carrying amount of debt	**$ 1,375,216**

ReadyCap Holdings 4.50% senior secured notes due 2026. On October 20, 2021, ReadyCap Holdings, an indirect subsidiary of the Company, completed the offer and sale of $350.0 million of its 4.50% Senior Secured Notes due 2026 (the "2026 Senior Secured Notes"). The 2026 Senior Secured Notes are fully and unconditionally guaranteed by the Company, each direct parent entity of ReadyCap Holdings, and other direct or indirect subsidiaries of the Company from time to time that is a direct parent entity of Sutherland Asset III, LLC or otherwise pledges collateral to secure the 2026 Senior Secured Notes (collectively, the "2026 SSN Guarantors").

ReadyCap Holdings' and the 2026 SSN Guarantors' respective obligations under the 2026 Senior Secured Notes are secured by a perfected first-priority lien on certain capital stock and assets (collectively, the "2026 SSN Collateral") owned by certain subsidiaries of the Company.

The 2026 Senior Secured Notes are redeemable by ReadyCap Holdings' following a non-call period, through the payment of the outstanding principal balance of the 2026 Senior Secured Notes plus a "make-whole" or other premium that decreases the closer the 2026 Senior Secured Notes are to maturity. ReadyCap Holdings is required to offer to repurchase the 2026 Senior Secured Notes at 101% of the principal balance of the 2026 Senior Secured Notes in the event of a change in control and a downgrade of the rating on the 2026 Senior Secured Notes in connection therewith, as set forth more fully in the note purchase agreement governing the 2026 Senior Secured Notes.

The 2026 Senior Secured Notes were issued pursuant to a note purchase agreement, which contains certain customary negative covenants and requirements relating to the collateral and the Company, ReadyCap Holdings, and the 2026 SSN Guarantors, including maintenance of minimum liquidity, minimum tangible net worth, maximum debt to net worth ratio and limitations on transactions with affiliates.

ReadyCap Holdings 9.375% senior secured notes due 2028. On February 21, 2025, ReadyCap Holdings completed the offer and sale of $220.0 million of its 9.375% Senior Secured Notes due 2028 (the "2028 Senior Secured Notes" and, with the 2026 Senior Secured Notes, collectively, the "Senior Secured Notes") for net proceeds of $216.7 million before expenses. The 2028 Senior Secured Notes are fully and unconditionally guaranteed by the Company and other direct or indirect subsidiaries of the Company from time to time that pledge collateral to secure the 2028 Senior Secured Notes (collectively, the "2028 SSN Guarantors").

ReadyCap Holdings' and the 2028 SSN Guarantors' respective obligations under the 2028 Senior Secured Notes are secured by a perfected first-priority lien on certain capital stock and assets (collectively, the "2028 SSN Collateral") owned by certain subsidiaries of the Company.

The 2028 Senior Secured Notes are redeemable by ReadyCap Holdings following a non-call period, through the payment of the outstanding principal balance of the 2028 Senior Secured Notes plus a "make-whole" or other premium that decreases the closer the 2028 Senior Secured Notes are to maturity. ReadyCap Holdings is required to offer to repurchase the 2028 Senior Secured Notes at 101% of the principal balance of the 2028 Senior Secured Notes in the event of a change in control and a downgrade of the rating on the 2028 Senior Secured Notes in connection therewith, as set forth more fully in the note purchase agreement governing the 2028 Senior Secured Notes.

The 2028 Senior Secured Notes were issued pursuant to a note purchase agreement, which contains certain customary negative covenants and requirements relating to the collateral and the Company, ReadyCap Holdings, and the 2028 SSN Guarantors, including maintenance of minimum tangible net worth, maximum debt to net worth ratio and limitations on transactions with affiliates.

On April 16, 2025, ReadyCap Holdings issued an additional $50.0 million in aggregate principal amount of its 2028 Senior Secured Notes for net proceeds of $49.3 million before expenses. The additional notes are fungible with and treated as a single series of debt securities as the Company's 2028 Senior Secured Notes issued on February 21, 2025. The Company used the net proceeds from the issuance of the additional notes to repay its indebtedness and for general corporate purposes.

Ready Term Holdings, LLC ("Ready Term Holdings") term loan due 2029. On April 12, 2024, Ready Term Holdings, an indirect subsidiary of the Company, entered into a credit agreement which provides for a delayed draw term loan to the Company in an aggregate principal amount not to exceed $115.25 million (the "Term Loan"). The Term Loan is fully and unconditionally guaranteed by the Company and other direct or indirect subsidiaries of the Company from time to time that pledge collateral to secure the Term Loan (collectively, the "Term Loan Guarantors").

Ready Term Holdings' and the Term Loan Guarantors' respective obligations under the Term Loan are secured by a perfected first-priority lien on certain capital stock and assets (collectively, the "Term Loan Collateral") owned by certain subsidiaries of the Company.

The Term Loan matures on April 12, 2029, and may be drawn at any time on or prior to January 12, 2025, subject to the satisfaction of customary conditions. The Company borrowed $75.0 million in connection with the initial closing of the Term Loan. On August 19, 2024, the Company borrowed an additional $20.0 million. The Term Loan bears interest on the outstanding principal amount thereof at a rate equal to (a) SOFR plus 5.50% per annum or (b) base rate plus 4.50% per annum; provided that if at any time the Term Loan is rated below investment grade, the interest rate shall increase to (x) SOFR plus 6.50% per annum or (y) base rate plus 5.50% per annum until the rating is no longer below investment grade. In connection with the entry into the credit agreement, the Company also agreed to pay certain upfront fees on the initial borrowing date. The Company will also pay, with respect to any unused portion of the Term Loan, a commitment fee of 1.00% per annum.

The Term Loan was issued pursuant to a credit agreement, which contains certain customary representations and warranties and affirmative and negative covenants and requirements relating to the collateral and the Company, Ready Term Holdings, and the Term Loan Guarantors, including maintenance of a minimum asset coverage ratio.

Corporate debt

We issue senior unsecured notes in public and private transactions. The notes are governed by a base indenture and supplemental indentures. Often, the notes are redeemable by us following a non-call period, through the payment of the outstanding principal balance plus a "make-whole" or other premium that typically decreases the closer the notes are to maturity. We are often required to offer to repurchase the notes, in some cases at 101% of the principal balance of the notes, in the event of a change in control or fundamental change pertaining to our company, as defined in the applicable supplemental indentures. The notes rank equal in right of payment to any of our existing and future unsecured and unsubordinated indebtedness; effectively junior in right of payment to any of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness, other liabilities (including trade payables) and (to the extent not held by us) preferred stock, if any, of our subsidiaries. The supplemental indentures governing the notes often contain customary negative covenants and financial covenants relating to maintenance of minimum liquidity, minimum tangible net worth, maximum debt to net worth ratio and limitations on transactions with affiliates.

In addition, in connection with the merger among the Company, Broadmark Realty Capital Inc. ("Broadmark"), and RCC Merger Sub, LLC, a wholly owned subsidiary of the operating partnership ("RCC Merger Sub"), in which Broadmark merged with and into RCC Merger Sub, with RCC Merger Sub remaining as a wholly owned subsidiary of the operating partnership (the "Broadmark Merger"), RCC Merger Sub assumed Broadmark's obligations on certain senior unsecured notes. The note purchase agreement governing these notes contains financial covenants that require compliance with leverage and coverage ratios and maintenance of minimum tangible net worth, as well as other customary affirmative and negative covenants.

The Debt ATM Agreement

On May 20, 2021, the Company entered into an At Market Issuance Sales Agreement (the "Sales Agreement") with B. Riley Securities, Inc. (the "Agent"), pursuant to which it may offer and sell, from time to time, up to $100.0 million of the Company's 6.20% Senior Notes due 2026 and 5.75% Senior Notes due 2026. Sales of such notes pursuant to the Sales Agreement, if any, may be made in transactions that are deemed to be "at the market offerings" as defined in Rule 415 under the Securities Act (the "Debt ATM Program"). The Agent is not required to sell any specific number of the notes, but the Agent will make all sales using commercially reasonable efforts consistent with its normal trading and sales practices on mutually agreed terms between the Agent and the Company. No such sales through the Debt ATM Program were made during the years ended December 31, 2025 or December 31, 2024, respectively.

Securitization transactions

Our Manager's extensive experience in loan acquisition, origination, servicing and securitization strategies has enabled us to complete several securitizations of LMM and SBA loan assets since January 2011. These securitizations allow us to match fund the LMM and SBA loans on a long-term, non-recourse basis. The assets pledged as collateral for these securitizations were contributed from our portfolio of assets. By contributing these LMM and SBA assets to the various securitizations, these transactions created capacity for us to fund other investments.

The table below presents information on the securitization structures and related issued tranches of notes to investors.

(in millions)	Collateral Asset Class	Issuance	Active / Collapsed	Bonds Issued
Trusts (Firm sponsored)				
Waterfall Victoria Mortgage Trust 2011-1 (SBC1)	LMM Acquired loans	February 2011	Collapsed	$ 40.5
Waterfall Victoria Mortgage Trust 2011-3 (SBC3)	LMM Acquired loans	October 2011	Collapsed	143.4
Sutherland Commercial Mortgage Trust 2015-4 (SBC4)	LMM Acquired loans	August 2015	Collapsed	125.4
Sutherland Commercial Mortgage Trust 2018 (SBC7)	LMM Acquired loans	November 2018	Collapsed	217.0
ReadyCap Lending Small Business Trust 2015-1 (RCLT 2015-1)	Acquired SBA 7(a) loans	June 2015	Collapsed	189.5
ReadyCap Lending Small Business Loan Trust 2019-2 (RCLT 2019-2)	Originated SBA 7(a) loans, Acquired SBA 7(a) loans	December 2019	Active	131.0
ReadyCap Lending Small Business Loan Trust 2023-3 (RCLT 2023-3)	Originated SBA 7(a) loans, Acquired SBA 7(a) loans	July 2023	Active	132.0
Real Estate Mortgage Investment Conduits (REMICs)				
ReadyCap Commercial Mortgage Trust 2014-1 (RCMT 2014-1)	LMM Originated conventional	September 2014	Collapsed	181.7
ReadyCap Commercial Mortgage Trust 2015-2 (RCMT 2015-2)	LMM Originated conventional	November 2015	Collapsed	218.8
ReadyCap Commercial Mortgage Trust 2016-3 (RCMT 2016-3)	LMM Originated conventional	November 2016	Active	162.1
ReadyCap Commercial Mortgage Trust 2018-4 (RCMT 2018-4)	LMM Originated conventional	March 2018	Active	165.0
Ready Capital Mortgage Trust 2019-5 (RCMT 2019-5)	LMM Originated conventional	January 2019	Active	355.8
Ready Capital Mortgage Trust 2019-6 (RCMT 2019-6)	LMM Originated conventional	November 2019	Active	430.7
Ready Capital Mortgage Trust 2022-7 (RCMT 2022-7)	LMM Originated conventional	April 2022	Active	276.8
Waterfall Victoria Mortgage Trust 2011-2 (SBC2)	LMM Acquired loans	March 2011	Collapsed	97.6
Sutherland Commercial Mortgage Trust 2018 (SBC6)	LMM Acquired loans	August 2017	Collapsed	154.9
Sutherland Commercial Mortgage Trust 2019 (SBC8)	LMM Acquired loans	June 2019	Active	306.5
Sutherland Commercial Mortgage Trust 2020 (SBC9)	LMM Acquired loans	June 2020	Collapsed	203.6
Sutherland Commercial Mortgage Trust 2021 (SBC10)	LMM Acquired loans	May 2021	Active	232.6
Collateralized Loan Obligations (CLOs)				
Ready Capital Mortgage Financing 2017– FL1	LMM Originated bridge	August 2017	Collapsed	198.8
Ready Capital Mortgage Financing 2018 – FL2	LMM Originated bridge	June 2018	Collapsed	217.1
Ready Capital Mortgage Financing 2019 – FL3	LMM Originated bridge	April 2019	Collapsed	320.2
Ready Capital Mortgage Financing 2020 – FL4	LMM Originated bridge	June 2020	Collapsed	405.3
Ready Capital Mortgage Financing 2021 – FL5	LMM Originated bridge	March 2021	Collapsed	628.9
Ready Capital Mortgage Financing 2021 – FL6	LMM Originated bridge	August 2021	Collapsed	652.5
Ready Capital Mortgage Financing 2021 – FL7	LMM Originated bridge	November 2021	Active	927.2
Ready Capital Mortgage Financing 2022 – FL8	LMM Originated bridge	March 2022	Collapsed	1,135.0
Ready Capital Mortgage Financing 2022 – FL9	LMM Originated bridge	June 2022	Collapsed	754.2
Ready Capital Mortgage Financing 2022 – FL10	LMM Originated bridge	October 2022	Collapsed	860.1
Ready Capital Mortgage Financing 2023 – FL11	LMM Originated bridge	February 2023	Active	586.0
Ready Capital Mortgage Financing 2023 – FL12	LMM Originated bridge	June 2023	Active	648.6
Trusts (Non-firm sponsored)				
Freddie Mac Small Balance Mortgage Trust 2016-SB11	Originated agency multi-family	January 2016	Active	110.0
Freddie Mac Small Balance Mortgage Trust 2016-SB18	Originated agency multi-family	July 2016	Active	118.0
Freddie Mac Small Balance Mortgage Trust 2017-SB33	Originated agency multi-family	June 2017	Active	197.9
Freddie Mac Small Balance Mortgage Trust 2018-SB45	Originated agency multi-family	January 2018	Active	362.0
Freddie Mac Small Balance Mortgage Trust 2018-SB52	Originated agency multi-family	September 2018	Active	505.0
Freddie Mac Small Balance Mortgage Trust 2018-SB56	Originated agency multi-family	December 2018	Active	507.3
Key Commercial Mortgage Trust 2020-S3[1]	LMM Originated conventional	September 2020	Active	263.2

(1) Contributed portion of assets into trust

We used the proceeds from the sale of the tranches issued to purchase and originate LMM and SBL loans. We are the primary beneficiary of all firm sponsored securitizations; therefore they are consolidated in our financial statements.

Contractual Obligations and Off-Balance Sheet Arrangements

The table below provides a summary of our contractual obligations.

(in thousands)		Total		< 1 year		1 to 3 years		3 to 5 years		> 5 years
				December 31, 2025						
Borrowings under credit facilities	$	385,116	$	199,834	$	185,282	$	—	$	—
Borrowings under repurchase agreements		2,403,810		2,243,427		160,383		—		—
Guaranteed loan financing		524,091		299		7,570		16,585		499,637
Senior secured notes		735,250		350,000		270,000		115,250		—
Corporate debt		659,615		283,994		210,000		129,371		36,250
Loan funding commitments		492,357		246,178		246,179		—		—
Future operating lease commitments		10,155		1,990		3,514		3,324		1,327
Total	$	**5,210,394**	$	**3,325,722**	$	**1,082,928**	$	**264,530**	$	**537,214**

The table above does not include amounts due under our management agreement or derivative agreements as those contracts do not have fixed and determinable payments.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP, which requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We believe that all of the decisions and assessments upon which our consolidated financial statements are based were reasonable at the time made, based upon information available to us at that time. The following discussion describes the critical accounting estimates that apply to our operations and require complex management judgment. This summary should be read in conjunction with our accounting policies and use of estimates included in "Notes to Consolidated Financial Statements, Note 3 – Summary of Significant Accounting Policies" included in Item 8, "Financial Statements and Supplementary Data," in the Company's Form 10-K.

Allowance for credit losses
The allowance for credit losses consists of the allowance for losses on loans and lending commitments accounted for at amortized cost. Such loans and lending commitments are reviewed quarterly considering credit quality indicators, including probable and historical losses, collateral values, LTV ratio and economic conditions. The allowance for credit losses increases through provisions charged to earnings and reduced by charge-offs, net of recoveries.

We utilize loan loss forecasting models for estimating expected life-time credit losses, at the individual loan level, for its loan portfolio. The Current Expected Credit Loss ("CECL") forecasting methods used by the Company include (i) a probability of default and loss given default method using underlying third-party CMBS/CRE loan database with historical loan losses and (ii) probability weighted expected cash flow method, depending on the type of loan and the availability of relevant historical market loan loss data. We might use other acceptable alternative approaches in the future depending on, among other factors, the type of loan, underlying collateral, and availability of relevant historical market loan loss data.

We estimate the CECL expected credit losses for our loan portfolio at the individual loan level. Significant inputs to our forecasting methods include (i) key loan-specific inputs such as LTV, vintage year, loan-term, underlying property type, occupancy, geographic location, and others, and (ii) a macro-economic forecast. These estimates may change in future periods based on available future macro-economic data and might result in a material change in our future estimates of expected credit losses for its loan portfolio.

In certain instances, we consider relevant loan-specific qualitative factors to certain loans to estimate its CECL expected credit losses. We consider loan investments that are both (i) expected to be substantially repaid through the operation or sale of the underlying collateral, and (ii) for which the borrower is experiencing financial difficulty, to be "collateral-dependent" loans. For such loans that we determine that foreclosure of the collateral is probable, we measure the expected losses based on the difference between the fair value of the collateral (less costs to sell the asset if repayment is expected through the sale of the collateral) and the amortized cost basis of the loan as of the measurement date. For collateral-dependent loans that we determine foreclosure is not probable, we apply a practical expedient to estimate expected losses using the difference between the collateral's fair value (less costs to sell the asset if repayment is expected through the sale of the collateral) and the amortized cost basis of the loan.

While we have a formal methodology to determine the adequate and appropriate level of the allowance for credit losses, estimates of inherent loan losses involve judgment and assumptions as to various factors, including current economic conditions. Our determination of adequacy of the allowance for credit losses is based on quarterly evaluations of the above factors. Accordingly, the provision for loan losses will vary from period to period based on management's ongoing assessment of the adequacy of the allowance for credit losses.

Significant judgment is required when evaluating loans for impairment; therefore, actual results over time could be materially different. Refer to "Notes to Consolidated Financial Statements, Note 6 – Loans and Allowance for Credit Losses" included in Item 8, "Financial Statements and Supplementary Data," in this Form 10-K for results of our loan impairment evaluation.

Valuation of financial assets and liabilities carried at fair value
We measure our MBS, derivative assets and liabilities, and any assets or liabilities where we have elected the fair value option at fair value, including certain loans we have originated that are expected to be sold to third parties or securitized in the near term.

We have established valuation processes and procedures designed so that fair value measurements are appropriate and reliable, that they are based on observable inputs where possible, that the valuation approaches are consistently applied, and the assumptions and inputs are reasonable. We also have established processes to provide that the valuation methodologies, techniques and approaches for investments that are categorized within Level 3 of the ASC 820 *Fair Value Measurement* fair value hierarchy (the "fair value hierarchy") are fair, consistent and verifiable. Our processes provide a framework that ensures the oversight of our fair value methodologies, techniques, validation procedures, and results.

When actively quoted observable prices are not available, we either use implied pricing from similar assets and liabilities or valuation models based on net present values of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors. Refer to "Notes to Consolidated Financial Statements, Note 7 – Fair Value Measurements" included in Item 8, "Financial Statements and Supplementary Data," in this Form 10-K for a more complete discussion of our critical accounting estimates as they pertain to fair value measurements.

Servicing rights impairment
Servicing rights, at amortized cost, are initially recorded at fair value and subsequently carried at amortized cost.

For purposes of testing our servicing rights, carried at amortized cost, for impairment, we first determine whether facts and circumstances exist that would suggest the carrying value of the servicing asset is not recoverable. If so, we then compare the net present value of servicing cash flow with its carrying value. The estimated net present value of servicing cash flows of the intangibles is determined using discounted cash flow modeling techniques which require management to make estimates regarding future net servicing cash flows, taking into consideration historical and forecasted loan prepayment rates, delinquency rates and anticipated maturity defaults. If the carrying value of the servicing rights exceeds the net present value of servicing cash flows, the servicing rights are considered impaired and an impairment loss is recognized in earnings for the amount by which carrying value exceeds the net present value of servicing cash flows. We monitor the actual performance of our servicing rights by regularly comparing actual cash flow, credit, and prepayment experience to modeled estimates.

Significant judgment is required when evaluating servicing rights for impairment therefore, actual results over time could be materially different. Refer to "Notes to Consolidated Financial Statements, Note 8 – Servicing Rights" included in Item 8, "Financial Statements and Supplementary Data," in this Form 10-K for a more complete discussion of our critical accounting estimates as they pertain to servicing rights impairment.

Refer to "Notes to Consolidated Financial Statements, Note 4– Recent Accounting Pronouncements" included in Item 8, "Financial Statements and Supplementary Data," in this Form 10-K for a discussion of recent accounting developments and the expected impact to the Company.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we enter into transactions in various financial instruments that expose us to various types of risk, both on and off-balance sheet, which are associated with such financial instruments and markets for which we invest. These financial instruments expose us to varying degrees of market risk, credit risk, interest rate risk, liquidity risk, off-balance sheet risk and prepayment risk. Many of these risks have been augmented due to the continuing economic disruptions caused by inflationary pressures, rising energy costs, heightened geopolitical tensions, and the impact of pandemics and epidemics which remain uncertain and difficult to predict. We continue to monitor the impact and effect of these risks in our operations.

Market risk. Market risk is the potential adverse changes in the values of the financial instrument due to unfavorable changes in the level or volatility of interest rates, foreign currency exchange rates, or market values of the underlying financial instruments. We attempt to mitigate our exposure to market risk by entering into offsetting transactions, which may include purchase or sale of interest-bearing securities and equity securities.

Credit risk. We are subject to credit risk in connection with our investments in LMM loans and LMM ABS and other target assets we may acquire in the future. The credit risk related to these investments pertains to the ability and willingness of the borrowers to pay, which is assessed before credit is granted or renewed and periodically reviewed throughout the loan or security term. We believe that loan credit quality is primarily determined by the borrowers' credit profiles and loan characteristics. We seek to mitigate this risk by seeking to acquire assets at appropriate prices given anticipated and unanticipated losses and by deploying a value-driven approach to underwriting and diligence, consistent with our historical investment strategy, with a focus on projected cash flows and potential risks to cash flow. We further mitigate our risk of potential losses while managing and servicing our loans by performing various workout and loss mitigation strategies with delinquent borrowers. Nevertheless, unanticipated credit losses could occur which could adversely impact operating results.

Interest rate risk. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control.

Our operating results will depend, in part, on differences between the income from our investments and our financing costs. Our debt financing is based on a floating rate of interest calculated on a fixed spread over the relevant index, subject to a floor, as determined by the particular financing arrangement. The general impact of changing interest rates is discussed above under "— Factors Impacting Operating Results — Changes in Market Interest Rates." In the event of a significant rising interest rate environment and/or economic downturn, defaults could increase and result in credit losses to us, which could materially and adversely affect our business, financial condition, liquidity, results of operations and prospects. Furthermore, such defaults could have an adverse effect on the spread between our interest-earning assets and interest-bearing liabilities.

Additionally, non-performing LMM loans are not as interest rate sensitive as performing loans, as earnings on non-performing loans are often generated from restructuring the assets through loss mitigation strategies and opportunistically disposing of them. Because non-performing LMM loans are short-term assets, the discount rates used for valuation are based on short-term market interest rates, which may not move in tandem with long-term market interest rates.

The table below projects the impact on our interest income and expense for the twelve-month period following December 31, 2025, assuming an immediate increase or decrease of 25, 50, 75, and 100 basis points in interest rates.

(in thousands)	25 basis point increase		50 basis point increase		75 basis point increase		100 basis point increase		25 basis point decrease		50 basis point decrease		75 basis point decrease		100 basis point decrease	
12-month pretax net interest income sensitivity profiles																
Instantaneous change in rates																
Assets:																
Loans	$	7,018	$	14,489	$	22,100	$	29,744	$	(6,827)	$	(13,488)	$	(20,024)	$	(26,496)
Interest rate swap hedges		1,045		2,090		3,135		4,180		(1,045)		(2,090)		(3,135)		(4,180)
Total	$	8,063	$	16,579	$	25,235	$	33,924	$	(7,872)	$	(15,578)	$	(23,159)	$	(30,676)
Liabilities:																
Secured borrowings		(6,614)		(13,229)		(19,843)		(26,457)		6,614		13,229		19,843		26,457
Securitized debt obligations		(379)		(758)		(1,136)		(1,515)		379		758		1,136		1,515
Senior secured notes and corporate debt		(1,554)		(3,107)		(4,661)		(6,214)		1,554		3,107		4,661		6,214
Total	$	(8,547)	$	(17,094)	$	(25,640)	$	(34,186)	$	8,547	$	17,094	$	25,640	$	34,186
Total Net Impact to Net Interest Income (Expense)	$	(484)	$	(515)	$	(405)	$	(262)	$	675	$	1,516	$	2,481	$	3,510

Such hypothetical impact of interest rates on our variable rate debt does not consider the effect of any change in overall economic activity that could occur in a rising interest rate environment. Further, in the event of such a change in interest rates, we may take actions to further mitigate our exposure to such a change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, this analysis assumes no changes in our financial structure.

Liquidity risk. Liquidity risk arises in our investments and the general financing of our investing activities. It includes the risk of not being able to fund acquisition and origination activities at settlement dates and/or liquidate positions in a timely manner at a reasonable price, in addition to potential increases in collateral requirements during times of heightened market volatility. It also includes risk stemming from PIK interest loans and loan modifications we may grant to borrowers which are intended to minimize our economic loss and to avoid foreclosure or repossession of collateral. Such modifications may include interest rate reductions, principal forgiveness, term extensions, and other-than-insignificant payment delay, which may impact our ability to meet potential cash requirements and make us more reliant on financing strategies. Additionally, if we were forced to dispose of an illiquid investment at an inopportune time, we might be forced to do so at a substantial discount to the market value, resulting in a realized loss. We attempt to mitigate our liquidity risk by regularly monitoring the liquidity of our investments in LMM loans, ABS and other financial instruments. Factors such as our expected exit strategy for, the bid to offer spread of, and the number of broker dealers making an active market in a particular strategy and the availability of long-term funding, are considered in analyzing liquidity risk. To reduce any perceived disparity between the liquidity and the terms of the debt instruments in which we invest, we attempt to minimize our reliance on short-term financing arrangements. While we may finance certain investments in security positions using traditional margin arrangements and reverse repurchase agreements, other financial instruments such as collateralized debt obligations, and other longer-term financing vehicles may be utilized to provide us with sources of long-term financing.

Prepayment risk. Prepayment risk is the risk that principal will be repaid at a different rate than anticipated, causing the return on certain investments to be less than expected. As we receive prepayments of principal on our assets, any premiums paid on such assets are amortized against interest income. In general, an increase in prepayment rates accelerates the amortization of purchase premiums, thereby reducing the interest income earned on the assets. Conversely, discounts on such assets are accreted into interest income. In general, an increase in prepayment rates accelerates the accretion of purchase discounts, thereby increasing the interest income earned on the assets.

LMM loan and ABS extension risk. Our Manager computes the projected weighted-average life of our assets based on assumptions regarding the rate at which the borrowers will prepay the mortgages or extend. If prepayment rates decrease in a rising interest rate environment or extension options are exercised, the life of the fixed-rate assets could extend beyond the term of the secured debt agreements. This could have a negative impact on our results of operations. In some situations, we may be forced to sell assets to maintain adequate liquidity, which could cause us to incur losses.

Real estate risk. The market values of commercial assets are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions (such as an oversupply of housing, retail, industrial, office or other commercial space); changes or continued weakness in specific industry segments; construction quality, construction cost, age and design; demographic factors; and retroactive changes to building or similar codes. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the underlying loans, which could also cause us to suffer losses.

Fair value risk. The estimated fair value of our investments fluctuates primarily due to changes in interest rates. Generally, in a rising interest rate environment, the estimated fair value of the fixed-rate investments would be expected to decrease; conversely, in a decreasing interest rate environment, the estimated fair value of the fixed-rate investments would be expected to increase. As market volatility increases or liquidity decreases, the fair value of our assets recorded and/or disclosed may be adversely impacted. Our economic exposure is generally limited to our net investment position as we seek to fund fixed rate investments with fixed rate financing or variable rate financing hedged with interest rate swaps.

Counterparty risk. We finance the acquisition of a significant portion of our commercial mortgage loans, MBS and other assets with our repurchase agreements, credit facilities, and other financing agreements. In connection with these financing arrangements, we pledge our mortgage loans and securities as collateral to secure the borrowings. The amount of collateral pledged will typically exceed the amount of the borrowings (i.e. the haircut) such that the borrowings will be over-collateralized. As a result, we are exposed to the counterparty if, during the term of the financing, a lender should default on its obligation and we are not able to recover our pledged assets. The amount of this exposure is the difference between the amount loaned to us plus interest due to the counterparty and the fair value of the collateral pledged by us to the lender including accrued interest receivable on such collateral.

We are exposed to changing interest rates and market conditions, which affects cash flows associated with borrowings. We enter into derivative instruments, such as interest rate swaps, to mitigate these risks. Interest rate swaps are used to mitigate the exposure to changes in interest rates and involve the receipt of variable-rate interest amounts from a counterparty in exchange for us making payments based on a fixed interest rate over the life of the swap contract.

Certain of our subsidiaries have entered into over-the-counter ("OTC") interest rate swap agreements to hedge risks associated with movements in interest rates. Because certain interest rate swaps were not cleared through a central counterparty, we remain exposed to the counterparty's ability to perform its obligations under each such swap and cannot look to the creditworthiness of a central counterparty for performance. As a result, if an OTC swap counterparty cannot perform under the terms of an interest rate swap, our subsidiary would not receive payments due under that agreement, we may lose any unrealized gain associated with the interest rate swap and the hedged liability would cease to be hedged by the interest rate swap. While we would seek to terminate the relevant OTC swap transaction and may have a claim against the defaulting counterparty for any losses, including unrealized gains, there is no assurance that we would be able to recover such amounts or to replace the relevant swap on economically viable terms or at all. In such case, we could be forced to cover our unhedged liabilities at the then current market price. We may also be at risk for any collateral we have pledged to secure our obligations under the OTC interest rate swap if the counterparty becomes insolvent or files for bankruptcy. Therefore, upon a default by an interest rate swap agreement counterparty, the interest rate swap would no longer mitigate the impact of changes in interest rates as intended.

The table below presents information with respect to any counterparty for repurchase agreements for which our Company had greater than 5% of stockholders' equity at risk in the aggregate.

(in thousands)	Counterparty Rating		Amount of Risk	Weighted Average Months to Maturity for Agreement	Percentage of Stockholders' Equity
				December 31, 2025	
JPMorgan Chase Bank, N.A.	AA-/Aa2	$	785,221	6.9	47.8%
Churchill MRA Funding I LLC	Not rated	$	141,906	2.2	8.6%
Atlas Warehouse Lending Company, L.P.	BBB+/A3	$	89,281	3.9	5.4%

In the table above,

- The counterparty ratings presented are the long-term issuer credit rating as rated by S&P and Moody's, respectively.
- The amount at risk reflects the difference between the amount loaned through repurchase agreements, including interest payable, and the cash and fair value of the assets pledged as collateral, including accrued interest receivable.

Capital market risk. We are exposed to risks related to the equity capital markets, and our related ability to raise capital through the issuance of our common stock or other equity instruments. We are also exposed to risks related to the debt capital markets, and our related ability to finance our business through borrowings under repurchase obligations or other financing arrangements. As a REIT, we are required to distribute a significant portion of our taxable income annually, which constrains our ability to accumulate operating cash flow and therefore requires us to utilize debt or equity capital to finance our business. We seek to mitigate these risks by monitoring the debt and equity capital markets to inform our decisions on the amount, timing, and terms of capital we raise.

Off-balance sheet risk. Off-balance sheet risk refers to situations where the maximum potential loss resulting from changes in the level or volatility of interest rates, foreign currency exchange rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of the reported amounts of such assets and liabilities currently reflected in the accompanying consolidated balance sheets.

Inflation risk. Most of our assets and liabilities are interest rate sensitive in nature. As a result, interest rates and other factors influence our performance significantly more than inflation does. Changes in interest rates may, but do not necessarily, correlate with inflation rates and/or changes in inflation rates. Refer to "Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Risk" in this Form 10-K for a discussion on interest rate sensitivity.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Ready Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ready Capital Corporation and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the schedule listed in the Index at Item 8 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for loan losses - Refer to Notes 3 and 6 to the financial statements

Critical Audit Matter Description

The allowance for loan losses is intended to provide for credit losses of loans within the loans held-for-investment portfolio and is reviewed quarterly for adequacy considering credit quality indicators, including probable and historical losses, collateral values, loan-to-value ratio and economic conditions. The Company utilizes loan loss forecasting models for estimating expected life-time credit losses. The forecasting methods used by the Company include (i) a probability of default and loss given default method using underlying third-party CMBS/CRE loan databases with historical loan losses and (ii) probability weighted expected cash flow method, depending on the type of loan and the availability of relevant historical market loan loss data. For loans that do not share similar risk characteristics with the remainder of the portfolio, the Company evaluates the allowance for loan losses on an individual basis. The Company considers loan investments to be collateral-dependent loans if they are both (i) expected to be substantially repaid through the operation or sale of the underlying collateral and (ii) for which the borrower is experiencing financial difficulty. For such loans, the Company estimates the allowance for loan losses based on the difference between the fair value of the underlying collateral and the amortized cost basis of the loan.

Significant inputs to the Company's forecasting methods include loan-to-value, vintage year, loan-term, underlying property type, occupancy, geographic location, and others. Significant judgments are required in determining the allowance, including making assumptions regarding the ongoing performance of the loan, and the value of the underlying collateral.

Given the judgment necessary to assess the factors that may affect credit quality of the Company's loan portfolio, including the fair value of the underlying collateral, auditing the estimated allowance for loan losses involved especially complex and subjective judgment, including the need to involve our specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's the allowance for loan losses, including procedures around the fair value of collateral included the following, among others:

- We tested the effectiveness of controls over the allowance for loan losses, including management's controls over the monitoring of loan performance, and the fair value of the underlying collateral.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the underlying collateral values for consistency with external data from other sources.

- We tested the significant inputs into the forecast methods, including loan performance, to determine whether the information used was relevant, accurate and complete. We also tested the mathematical accuracy of the models used by the Company to calculate the allowance.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 2, 2026

We have served as the Company's auditor since 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Ready Capital Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ready Capital Corporation and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 2, 2026, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 2, 2026

READY CAPITAL CORPORATION
CONSOLIDATED BALANCE SHEETS

(in thousands)		December 31, 2025		December 31, 2024
Assets				
Cash and cash equivalents	$	207,841	$	143,803
Restricted cash		39,746		30,560
Loans, net (including $737 and $3,533 held at fair value)		3,500,298		3,378,149
Loans, held for sale (including $73,094 and $128,531 held at fair value and net of valuation allowance of $67,612 and $97,620)		585,820		241,626
Mortgage-backed securities		34,501		31,006
Investment in unconsolidated joint ventures (including $5,737 and $6,577 held at fair value)		161,424		161,561
Derivative instruments		6,740		7,963
Servicing rights		126,279		128,440
Real estate owned		620,225		193,437
Other assets		508,238		362,486
Assets of consolidated VIEs		1,978,684		5,175,295
Assets held for sale (refer to Note 9)		—		287,595
Total Assets	$	**7,769,796**	$	**10,141,921**
Liabilities				
Secured borrowings		2,788,926		2,035,176
Securitized debt obligations of consolidated VIEs, net		1,174,785		3,580,513
Senior secured notes, net		722,729		437,847
Corporate debt, net		652,487		895,265
Guaranteed loan financing		524,091		691,118
Contingent consideration		18,698		573
Derivative instruments		1,432		352
Dividends payable		3,633		43,168
Loan participations sold		56,616		95,578
Due to third parties		3,135		1,442
Accounts payable and other accrued liabilities		171,636		188,051
Liabilities held for sale (refer to Note 9)		—		228,735
Total Liabilities	$	**6,118,168**	$	**8,197,818**
Preferred stock Series C, liquidation preference $25.00 per share (refer to Note 20)		8,361		8,361
Commitments & contingencies (refer to Note 24)				
Stockholders' Equity				
Preferred stock Series E, liquidation preference $25.00 per share (refer to Note 20)		111,378		111,378
Common stock, $0.0001 par value, 500,000,000 shares authorized, 163,010,012 and 162,792,372 shares issued and outstanding, respectively		17		17
Additional paid-in capital		2,264,355		2,250,291
Retained deficit		(807,522)		(505,089)
Accumulated other comprehensive loss		(24,196)		(18,552)
Total Ready Capital Corporation equity		1,544,032		1,838,045
Non-controlling interests		99,235		97,697
Total Stockholders' Equity	$	**1,643,267**	$	**1,935,742**
Total Liabilities, Redeemable Preferred Stock, and Stockholders' Equity	$	**7,769,796**	$	**10,141,921**

See Notes To Consolidated Financial Statements

READY CAPITAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Year Ended December 31,				
(in thousands, except share data)		2025		2024		2023
Interest income	$	569,166	$	896,975	$	945,814
Interest expense		(514,125)		(696,455)		(716,468)
Net interest income before provision for loan losses	$	**55,041**	$	**200,520**	$	**229,346**
Provision for loan losses		(87,038)		(292,759)		(7,230)
Net interest income after provision for loan losses	$	**(31,997)**	$	**(92,239)**	$	**222,116**
Non-interest income						
Net realized gain (loss) on financial instruments and real estate owned		(142,112)		(54,000)		65,008
Net unrealized gain (loss) on financial instruments		(13,153)		(14,991)		9,718
Valuation recovery (allowance), loans held for sale		15,443		(124,878)		—
Servicing income, net of amortization and impairment of $29,919, $21,972 and $7,911		18,703		16,556		21,161
Gain on bargain purchase		109,549		13,859		207,972
Income (loss) on unconsolidated joint ventures		4,562		10,886		(905)
Other income		53,716		50,803		105,514
Total non-interest income (expense)	$	**46,708**	$	**(101,765)**	$	**408,468**
Non-interest expense						
Employee compensation and benefits		(89,487)		(82,522)		(81,530)
Allocated employee compensation and benefits from related party		(14,828)		(11,387)		(10,837)
Professional fees		(30,837)		(26,887)		(34,738)
Management fees – related party		(20,348)		(24,862)		(25,103)
Incentive fees – related party		—		—		(1,791)
Loan servicing expense		(41,258)		(46,656)		(40,811)
Transaction related expenses		(6,050)		(10,118)		(17,764)
Impairment on real estate		(23,503)		(56,503)		(8,638)
Other operating expenses		(90,956)		(63,572)		(50,953)
Total non-interest expense	$	**(317,267)**	$	**(322,507)**	$	**(272,165)**
Income (loss) from continuing operations before benefit for income taxes		(302,556)		(516,511)		358,419
Income tax benefit (provision)		86,703		104,512		(7,174)
Net income (loss) from continuing operations	$	**(215,853)**	$	**(411,999)**	$	**351,245**
Discontinued operations (refer to Note 9)						
Loss from discontinued operations before income tax benefit		(6,944)		(24,532)		(3,779)
Income tax benefit		1,736		6,133		945
Net loss from discontinued operations	$	**(5,208)**	$	**(18,399)**	$	**(2,834)**
Net income (loss)	$	**(221,061)**	$	**(430,398)**	$	**348,411**
Less: Dividends on preferred stock		7,996		7,996		7,997
Less: Net income attributable to non-controlling interest		7,854		5,357		8,960
Net income (loss) attributable to Ready Capital Corporation	$	**(236,911)**	$	**(443,751)**	$	**331,454**
Earnings per common share from continuing operations - basic	$	**(1.41)**	$	**(2.52)**	$	**2.27**
Earnings per common share from discontinued operations - basic	$	**(0.03)**	$	**(0.11)**	$	**(0.02)**
Total earnings per common share - basic	$	**(1.44)**	$	**(2.63)**	$	**2.25**
Earnings per common share from continuing operations - diluted	$	**(1.41)**	$	**(2.52)**	$	**2.24**
Earnings per common share from discontinued operations - diluted	$	**(0.03)**	$	**(0.11)**	$	**(0.02)**
Total earnings per common share - diluted	$	**(1.44)**	$	**(2.63)**	$	**2.22**
Weighted-average shares outstanding						
Basic		164,544,350		169,107,477		146,841,594
Diluted		167,259,712		170,472,273		148,567,026
Dividends declared per share of common stock	$	**0.385**	$	**1.10**	$	**1.46**

See Notes To Consolidated Financial Statements

READY CAPITAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)		Year Ended December 31,				
		2025		**2024**		**2023**
Net income (loss)	$	(221,061)	$	(430,398)	$	348,411
Other comprehensive income (loss) - net change by component:						
Derivative financial instruments (cash flow hedges)		(8,203)		871		(10,533)
Foreign currency translation		2,612		(1,461)		1,974
Other comprehensive loss	**$**	**(5,591)**	**$**	**(590)**	**$**	**(8,559)**
Comprehensive income (loss)	**$**	**(226,652)**	**$**	**(430,988)**	**$**	**339,852**
Less: Comprehensive income attributable to non-controlling interests		7,833		5,339		8,909
Comprehensive income (loss) attributable to Ready Capital Corporation	**$**	**(234,485)**	**$**	**(436,327)**	**$**	**330,943**

See Notes To Consolidated Financial Statements

READY CAPITAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands, except share data)	Preferred Series E Shares	Preferred Series E Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Ready Capital Corporation Equity	Non-Controlling Interest	Total Stockholders' Equity
Balance at December 31, 2022	4,600,000	$ 111,378	110,523,641	$ 11	$ 1,684,074	$ 4,994	$ (9,369)	$ 1,791,088	$ 99,146	$ 1,890,234
Dividend declared:										
Common Stock ($1.46 per share)	—	—	—	—	—	(212,035)	—	(212,035)	—	(212,035)
OP units	—	—	—	—	—	—	—	—	(2,169)	(2,169)
$1.5625 per Series C preferred share	—	—	—	—	—	(524)	—	(524)	—	(524)
$1.6250 per Series E preferred share	—	—	—	—	—	(7,473)	—	(7,473)	—	(7,473)
Distributions, net	—	—	(503)	—	(6)	—	—	(6)	(187)	(193)
Shares issued pursuant to merger transactions	—	—	62,229,429	6	637,223	—	—	637,229	—	637,229
Equity issuances	—	—	—	—	125	—	—	125	—	125
Offering costs	—	—	—	—	(226)	—	—	(226)	(2)	(228)
Equity component of 2017 convertible note issuance	—	—	—	—	(191)	—	—	(191)	(3)	(194)
Stock-based compensation	—	—	1,266,615	—	15,622	—	—	15,622	—	15,622
Conversion of OP units into common stock	—	—	263,401	—	2,842	—	—	2,842	(2,842)	—
Share repurchases	—	—	(2,006,478)	—	(21,845)	—	—	(21,845)	—	(21,845)
Reallocation of non-controlling interest	—	—	—	—	4,371	—	17	4,388	(4,388)	—
Net income	—	—	—	—	—	339,451	—	339,451	8,960	348,411
Other comprehensive loss	—	—	—	—	—	—	(8,508)	(8,508)	(51)	(8,559)
Balance at December 31, 2023	4,600,000	$ 111,378	172,276,105	$ 17	$ 2,321,989	$ 124,413	$ (17,860)	$ 2,539,937	$ 98,464	$ 2,638,401
Dividend declared:										
Common Stock ($1.10 per share)	—	—	—	—	—	(185,751)	—	(185,751)	—	(185,751)
OP units	—	—	—	—	—	—	—	—	(1,189)	(1,189)
$1.5625 per Series C preferred share	—	—	—	—	—	(524)	—	(524)	—	(524)
$1.6250 per Series E preferred share	—	—	—	—	—	(7,472)	—	(7,472)	—	(7,472)
Contributions, net	—	—	(1,981)	—	(18)	—	—	(18)	600	582
Stock-based compensation	—	—	515,183	—	6,171	—	—	6,171	—	6,171
Conversion of OP units into common stock	—	—	445,000	—	3,812	—	—	3,812	(3,812)	—
Share repurchases	—	—	(10,441,935)	—	(83,488)	—	—	(83,488)	—	(83,488)
Reallocation of non-controlling interest	—	—	—	—	1,825	—	(120)	1,705	(1,705)	—
Net income (loss)	—	—	—	—	—	(435,755)	—	(435,755)	5,357	(430,398)
Other comprehensive loss	—	—	—	—	—	—	(572)	(572)	(18)	(590)
Balance at December 31, 2024	4,600,000	$ 111,378	162,792,372	$ 17	$ 2,250,291	$ (505,089)	$ (18,552)	$ 1,838,045	$ 97,697	$ 1,935,742
Dividend declared:										
Common Stock ($0.385 per share)	—	—	—	—	—	(65,522)	—	(65,522)	—	(65,522)
OP units	—	—	—	—	—	—	—	—	(264)	(264)
$1.5625 per Series C preferred share	—	—	—	—	—	(524)	—	(524)	—	(524)
$1.6250 per Series E preferred share	—	—	—	—	—	(7,472)	—	(7,472)	—	(7,472)
Distributions, net	—	—	—	—	—	—	—	—	(187)	(187)
Shares issued pursuant to merger transactions	—	—	12,766,819	—	64,600	—	—	64,600	—	64,600
Stock-based compensation	—	—	2,464,622	—	13,248	—	—	13,248	—	13,248
Conversion of OP units into common stock	—	—	565,577	—	2,264	—	—	2,264	(2,264)	—
Share repurchases	—	—	(15,579,378)	—	(69,702)	—	—	(69,702)	—	(69,702)
Reallocation of non-controlling interest	—	—	—	—	3,654	—	(74)	3,580	(3,580)	—
Net income (loss)	—	—	—	—	—	(228,915)	—	(228,915)	7,854	(221,061)
Other comprehensive loss	—	—	—	—	—	—	(5,570)	(5,570)	(21)	(5,591)
Balance at December 31, 2025	4,600,000	$ 111,378	163,010,012	$ 17	$ 2,264,355	$ (807,522)	$ (24,196)	$ 1,544,032	$ 99,235	$ 1,643,267

See Notes To Consolidated Financial Statements

READY CAPITAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)		For the Year Ended December 31,				
		2025		2024		2023
Cash Flows From Operating Activities:						
Net income (loss)	$	(221,061)	$	(430,398)	$	348,411
Net loss from discontinued operations, net of tax		(5,208)		(18,399)		(2,834)
Net income (loss) from continuing operations		(215,853)		(411,999)		351,245
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Amortization of premiums, discounts, and debt issuance costs, net		45,611		52,541		66,526
Stock-based compensation		5,807		8,119		7,550
Provision for loan losses		87,038		292,759		7,230
Impairment loss on real estate owned, held for sale		23,503		56,503		8,638
Depreciation and amortization on real estate owned		2,812		—		—
Repair and denial reserve (recovery)		4,969		385		(3,872)
Paid-in-kind accrued interest		(6,022)		(77,573)		(42,148)
Provision for loan losses on purchased future receivables		—		2,118		8,989
Valuation allowance (recovery), loans held for sale		(15,443)		124,878		—
Net (income) loss of unconsolidated joint ventures, net of distributions		(2,271)		(7,702)		2,933
Realized (gains) losses, net		143,544		53,900		(66,357)
Unrealized (gains) losses, net		12,083		15,086		(8,867)
Bargain purchase gain		(109,549)		(13,859)		(207,972)
Loans, held for sale, net		635,599		326,035		18,062
Changes in operating assets and liabilities:						
Derivative instruments		(1,384)		5,234		12,369
Assets of consolidated VIEs (excluding loans, net), accrued interest and due from servicers		80,054		(60,828)		(28,027)
Receivable from third parties		(2,973)		1,948		(21,313)
Other assets		(217,211)		(58,932)		(59,969)
Accounts payable and other accrued liabilities		(14,413)		(22,214)		13,978
Net cash provided by operating activities from continuing operations	$	**455,901**	$	**286,399**	$	**58,995**
Net cash used for operating activities from discontinued operations		(23,784)		(11,584)		(7,865)
Net cash provided by operating activities	$	**432,117**	$	**274,815**	$	**51,130**
Cash Flows From Investing Activities:						
Origination of loans		(592,564)		(826,430)		(1,005,137)
Proceeds from disposition and principal payment of loans		2,139,819		2,274,117		1,940,986
Funding of investments held to maturity		(2,385)		—		(140)
Proceeds from sale and principal payment of mortgage-backed securities		776		—		8,059
Funding of real estate, held for sale		(2,366)		(1,408)		(12,463)
Proceeds from sale of real estate, held for sale		72,565		67,240		78,001
Investment in unconsolidated joint ventures		(25,535)		(33,239)		(25,186)
Distributions in excess of cumulative earnings from unconsolidated joint ventures		33,233		13,593		7,573
Payment of liabilities under participation agreements		(48,110)		(14,535)		(9,051)
Net cash provided by disposal of discontinued operations		3,521		—		—
Net cash provided by asset acquisitions		4,249		—		—
Net cash provided by (used for) business acquisitions		16,020		(44,366)		38,710
Net cash provided by investing activities from continuing operations	$	**1,599,223**	$	**1,434,972**	$	**1,021,352**
Net cash provided by investing activities from discontinued operations		43,316		100,045		(1,908)
Net cash provided by investing activities	$	**1,642,539**	$	**1,535,017**	$	**1,019,444**
Cash Flows From Financing Activities:						
Proceeds from secured borrowings		3,035,413		2,102,388		4,127,416
Repayment of secured borrowings		(2,285,215)		(2,166,562)		(4,692,079)
Repayment of the Paycheck Protection Program Liquidity Facility borrowings		(12,300)		(17,166)		(164,975)
Proceeds from issuance of securitized debt obligations of consolidated VIEs		—		—		1,120,815
Repayment of securitized debt obligations of consolidated VIEs		(2,416,143)		(1,520,669)		(976,790)
Proceeds from corporate debt		—		125,905		—
Repayment of corporate debt		(247,434)		—		—
Proceeds from senior secured note		290,250		92,119		—
Repayment of convertible note		—		—		(115,000)
Repayment of guaranteed loan financing		(185,089)		(153,422)		(154,441)
Payment of deferred financing costs		(29,827)		(12,178)		(32,210)
Payment of contingent consideration		—		—		(9,000)
Proceeds from issuance of equity, net of issuance costs		—		—		108
Common stock repurchased		(67,596)		(82,250)		(18,108)
Settlement of share-based awards in satisfaction of withholding tax requirements		(2,106)		(1,238)		(3,948)
Dividend payments		(113,317)		(206,057)		(215,089)
Distributions, net		—		(18)		(6)
Net cash used for financing activities from continuing operations	$	**(2,033,364)**	$	**(1,839,148)**	$	**(1,133,307)**
Net cash provided by (used for) financing activities from discontinued operations		(4,324)		(40,632)		48,220
Net cash used for financing activities	$	**(2,037,688)**	$	**(1,879,780)**	$	**(1,085,087)**
Net decrease in cash, cash equivalents, and restricted cash including cash classified within assets held for sale		36,968		(69,948)		(14,513)
Less: Net increase (decrease) in cash and cash equivalents within assets held for sale		(29,792)		9,784		(3,415)
Net increase (decrease) in cash, cash equivalents, and restricted cash		66,760		(79,732)		(11,098)
Cash, cash equivalents, and restricted cash beginning balance		182,774		262,506		273,604
Cash, cash equivalents, and restricted cash ending balance	$	**249,534**	$	**182,774**	$	**262,506**

See Notes To Consolidated Financial Statements

READY CAPITAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)		For the Year Ended December 31,				
		2025		2024		2023
Supplemental disclosures:						
Cash paid for interest	$	489,249	$	659,264	$	661,169
Cash paid (received) for income taxes	$	(34)	$	(11,928)	$	2,008
Non-cash investing activities						
Loans transferred from loans, held for sale to loans, net	$	158,804	$	13,173	$	68,661
Loans transferred from loans, net to loans, held for sale	$	1,387,044	$	729,016	$	3,641
Consolidation of assets in securitization trusts	$	—	$	—	$	689,079
Loans transferred to real estate owned, held for sale	$	540,536	$	86,990	$	56,900
Contingent consideration in connection with acquisitions	$	15,242	$	573	$	—
Non-cash financing activities						
Shares and OP units issued in connection with merger transactions	$	64,600	$	—	$	637,229
Consolidation of borrowings in securitization trusts	$	—	$	—	$	689,079
Conversion of OP units to common stock	$	2,264	$	3,812	$	2,842
Cash, cash equivalents, and restricted cash reconciliation						
Cash and cash equivalents	$	207,841	$	143,803	$	138,532
Restricted cash		39,746		30,560		30,063
Cash, cash equivalents, and restricted cash in assets of consolidated VIEs		1,947		8,411		93,911
Cash, cash equivalents, and restricted cash ending balance	$	249,534	$	182,774	$	262,506

See Notes To Consolidated Financial Statements

READY CAPITAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization

Ready Capital Corporation (the "Company" or "Ready Capital" and together with its subsidiaries "we," "us" and "our"), is a Maryland corporation. The Company is a multi-strategy real estate finance company that originates, acquires, finances and services lower-to-middle-market commercial real estate ("LMM") loans, Small Business Administration ("SBA") loans, construction loans, United States Department of Agriculture ("USDA") loans, and to a lesser extent, mortgage-backed securities ("MBS") collateralized primarily by LMM loans, or other real estate-related investments. LMM loans represent a special category of commercial loans, sharing both commercial and residential loan characteristics. LMM loans are generally secured by first mortgages on commercial properties, but because LMM loans are also often accompanied by collateralization of personal assets and subordinate lien positions, aspects of residential mortgage credit analysis are utilized in the underwriting process.

The Company is externally managed and advised by Waterfall Asset Management, LLC ("Waterfall" or the "Manager"), an investment advisor registered with the United States Securities and Exchange Commission ("SEC") under the Investment Advisors Act of 1940, as amended.

Sutherland Partners, L.P. (the "operating partnership") holds substantially all of the Company's assets and conducts substantially all of the Company's business. As of December 31, 2025 and December 31, 2024, the Company owned approximately 99.8% and 99.5% of the operating partnership, respectively. The Company, as sole general partner of the operating partnership, has responsibility and discretion in the management and control of the operating partnership, and the limited partners of the operating partnership, in such capacity, have no authority to transact business for, or participate in the management activities of the operating partnership. Therefore, the Company consolidates the operating partnership.

Acquisitions

United Development Funding IV. On March 13, 2025, pursuant to the terms of the Agreement and Plan of Merger, dated as of November 29, 2024, by and among the Company, United Development Funding IV ("UDF IV"), and RC Merger Sub IV, LLC, a wholly owned subsidiary of the Company ("RC Merger Sub IV"), the Company acquired UDF IV, a real estate investment trust providing capital solutions to residential real estate developers and regional homebuilders, (the "UDF IV Merger"). At the effective time of the UDF IV Merger (the "Effective Time"), each outstanding common share of beneficial interest, par value $0.01 per share, of UDF IV ("UDF IV Common Shares"), excluding any UDF IV Common Shares held by UDF IV, the Company, RC Merger Sub IV or their subsidiaries, was automatically cancelled and retired and converted into the right to receive (i) 0.416 shares of Company common stock, (ii) 0.416 contingent value rights ("CVRs") representing the potential right to receive additional shares of Company common stock after the end of each of (1) the period beginning on October 1, 2024, and ending on December 31, 2025 and (2) the three subsequent calendar years, based, in part, upon cash proceeds received by the Company and its subsidiaries in respect of a portfolio of five UDF IV loans and (iii) cash consideration in lieu of any fractional shares of Company common stock. Refer to Note 5 for assets acquired and liabilities assumed in the UDF IV Merger.

Funding Circle. On July 1, 2024, the Company acquired Funding Circle USA, Inc. ("Funding Circle") through its subsidiary, iBusiness Funding LLC, for approximately $41.2 million in cash plus the assumption of certain liabilities (the "Funding Circle Acquisition"). Funding Circle is an online lending platform that originates and services small business loans. The Funding Circle Acquisition integrates Funding Circle's loan origination servicing platform with the Company's Lending as a Service and LenderAI product offerings. Refer to Note 5 for assets acquired and liabilities assumed in the Funding Circle Acquisition.

Madison One. On June 5, 2024, the Company acquired Madison One Capital, M1 CUSO and Madison One Lender Services (together, "Madison One"), a leading originator and servicer of USDA and SBA guaranteed loan products, for an initial purchase price of approximately $32.9 million paid in cash (the "Madison One Acquisition"). Approximately $3.6 million of the initial purchase price was paid as bonuses to certain key Madison One personnel in cash. Additional purchase price payments, including cash payments and the issuance of shares of common stock of the Company, may be made over the four years following the acquisition date contingent upon the Madison One business achieving certain performance metrics. Part of the Company's strategy in acquiring Madison One included the value of the anticipated synergies arising from the acquisition and the value of the acquired assembled workforce, neither of which qualify for recognition as an intangible asset. Refer to Note 5 for assets acquired and liabilities assumed in the Madison One Acquisition.

REIT Status

The Company qualifies as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), commencing with its first taxable year ended December 31, 2011. To maintain its tax status as a REIT, the Company distributes dividends equal to at least 90% of its taxable income in the form of distributions to shareholders.

Note 2. Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP")—as prescribed by the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") and the rules and regulations of the SEC.

Note 3. Summary of Significant Accounting Policies

Use of estimates
Preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. These estimates and assumptions are based on the best available information however, actual results could be materially different.

Basis of consolidation
The accompanying consolidated financial statements of the Company include the accounts and results of operations of the operating partnership and other consolidated subsidiaries and variable interest entities ("VIEs") in which the Company is the primary beneficiary. The consolidated financial statements are prepared in accordance with ASC 810, *Consolidation* ("ASC 810"). Intercompany balances and transactions have been eliminated.

Reclassifications
Certain amounts reported for the prior periods in the accompanying consolidated financial statements have been reclassified in order to conform to the current period's presentation.

Cash and cash equivalents
The Company accounts for cash and cash equivalents in accordance with ASC 305, *Cash and Cash Equivalents*. The Company defines cash and cash equivalents as cash, demand deposits, and short-term, highly liquid investments with original maturities of 90 days or less when purchased. Cash and cash equivalents are exposed to concentrations of credit risk. The Company deposits cash with institutions believed to have highly valuable and defensible business franchises, strong financial fundamentals, and predictable and stable operating environments.

Restricted cash
Restricted cash represents cash held by the Company as collateral against its derivatives, borrowings under repurchase agreements, borrowings under credit facilities and other financing agreements with counterparties, construction and mortgage escrows, as well as cash held for remittance on loans serviced for third parties. Restricted cash is not available for general corporate purposes but may be applied against amounts due to counterparties under existing swaps and repurchase agreement borrowings, returned to the Company when the restriction requirements no longer exist or at the maturity of the swap or repurchase agreement.

Loans, net
Loans, net consists of loans, held-for-investment, net of allowance for credit losses, and loans, held at fair value.

Loans, held-for-investment. Loans, held-for-investment are loans acquired from third parties ("acquired loans"), loans originated by the Company that it does not intend to sell, or securitized loans that were previously originated. Certain securitized loans remain on the Company's balance sheet because the securitization vehicles are consolidated under ASC 810. Acquired loans are recorded at the valuation at the time of acquisition and are accounted for under ASC 310, *Receivables* ("ASC 310").

The Company uses the interest method to recognize, as a constant effective yield adjustment, the difference between the initial recorded investment in the loan and the principal amount of the loan. The calculation of the constant effective yield necessary to apply the interest method uses the payment terms required by the loan contract, and prepayments of principal are not anticipated to shorten the loan term.

Purchased credit deteriorated ("PCD") loans are purchased loans that, as of the acquisition date, have experienced a more-than-insignificant deterioration in credit quality since origination, as determined by the Company's assessment under ASC 326, *Financial Instruments-Credit Losses*. An allowance for credit losses is determined using the same methodology as loans held for investment. When a discounted cash flow model is used to determine the allowance for credit losses, the change in the allowance associated with the time value of money is presented as an adjustment to interest income. The sum of a loan's purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the unpaid principal balance of a loan is a non-credit discount or premium which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through provision for loan losses.

Loans, held at fair value. Loans, held at fair value represent certain loans originated by the Company for which the fair value option has been elected. Interest is recognized as interest income in the consolidated statements of operations when earned and deemed collectible. Changes in fair value are recurring and are reported as net unrealized gain (loss) on financial instruments in the consolidated statements of operations. Loans, held at fair value are classified as Level 3 in the fair value hierarchy.

Allowance for credit losses. The allowance for credit losses consists of the allowance for losses on loans and lending commitments accounted for at amortized cost. Such loans and lending commitments are reviewed quarterly considering credit quality indicators, including probable and historical losses, collateral values, loan-to-value ("LTV") ratio and economic conditions. The allowance for credit losses increases through provisions charged to earnings and reduced by charge-offs, net of recoveries.

The Company utilizes loan loss forecasting models for estimating expected life-time credit losses, at the individual loan level, for its loan portfolio. The Current Expected Credit Loss ("CECL") forecasting methods used by the Company include (i) a probability of default and loss given default method using underlying third-party CMBS/CRE loan databases with historical loan losses and (ii) probability weighted expected cash flow method, depending on the type of loan and the availability of relevant historical market loan loss data. The Company might use other acceptable alternative approaches in the future depending on, among other factors, the type of loan, underlying collateral, and availability of relevant historical market loan loss data.

Significant inputs to the Company's forecasting methods include (i) key loan-specific inputs such as LTV, vintage year, loan-term, underlying property type, occupancy, geographic location, and others, and (ii) a macro-economic forecast, including unemployment rates, interest rates, commercial real estate prices, and others. These estimates may change in future periods based on available future macro-economic data and might result in a material change in the Company's future estimates of expected credit losses for its loan portfolio.

In certain instances, the Company considers relevant loan-specific qualitative factors to certain loans to estimate its CECL expected credit losses. The Company considers loan investments to be "collateral-dependent" loans if they are both (i) expected to be substantially repaid through the operation or sale of the underlying collateral and (ii) for which the borrower is experiencing financial difficulty. For such loans that the Company determines that foreclosure of the collateral is probable, the Company measures the expected losses based on the difference between the fair value of the collateral (less costs to sell the asset if repayment is expected through the sale of the collateral) and the amortized cost basis of the loan as of the measurement date. For collateral-dependent loans that the Company determines foreclosure is not probable, the Company applies a practical expedient to estimate expected losses using the difference between the collateral's fair value (less costs to sell the asset if repayment is expected through the sale of the collateral) and the amortized cost basis of the loan.

While the Company has a formal methodology to determine the adequate and appropriate level of the allowance for credit losses, estimates of inherent loan losses involve judgment and assumptions as to various factors, including current economic conditions. The Company's determination of adequacy of the allowance for credit losses is based on quarterly evaluations of the above factors. Accordingly, the provision for credit losses will vary from period to period based on management's ongoing assessment of the adequacy of the allowance for credit losses.

Non-accrual loans. A loan is generally placed on non-accrual status when it is probable that principal and interest will not be collected under the original contractual terms. At that time, interest income is no longer accrued. Non-accrual loans consist of loans for which principal or interest has been delinquent for 90 days or more and for which specific reserves are recorded, including PCD loans. Interest income accrued, but not collected, at the date loans are placed on non-accrual status is reversed, unless the loan is expected to be fully recoverable by the collateral or is in the process of being collected. Interest income is subsequently recognized only to the extent it is received in cash or until the loan qualifies for return to accrual status. However, where there is doubt regarding the ultimate collectability of loan principal, all cash received is applied to reduce the carrying value of such loans. Loans are restored to accrual status when contractually current and the collection of future payments is reasonably assured. In certain instances, the Company may make exceptions to placing a loan on non-accrual status if the loan is in the process of a modification. For construction loans that have been delinquent for 90 days or more, interest income may continue to accrue if it is probable that principal and interest will be collected in full.

Paid-In-Kind ("PIK") Interest. PIK interest is computed at the contractual rate specified in each loan agreement and added to the principal balance of the loan, and is recorded as interest income over the life of the loan on the consolidated statement of operations. The Company will generally cease accruing PIK interest if there is insufficient value to support the accrual or management does not expect the borrower to be able to pay all principal and interest due. To maintain the Company's status as a REIT, this non-cash source of income is included within the 90% of its taxable income required to be distributed to shareholders.

Loan modifications made to borrowers experiencing financial difficulty. In situations where economic or legal circumstances may cause a borrower to experience significant financial difficulties, the Company may grant concessions for a period of time to the borrower that it would not otherwise consider. These modified terms may include interest rate reductions, principal forgiveness, term extensions, and other-than-insignificant payment delay intended to minimize the Company's economic loss and to avoid foreclosure or repossession of collateral. The Company monitors the performance of loans modified to borrowers experiencing financial difficulty and considers loans that are 30 days past due to be in payment default. To the extent the modified loan is contractually current and ultimately deemed collectible, the Company will continue to accrue interest.

Loans, held for sale
Loans are classified as held for sale if there is an intent to sell in the near-term. These loans are recorded at the lower of amortized cost or fair value, unless the fair value option has been elected at the time of origination or acquisition. If the loan's fair value is determined to be less than its amortized cost, a non-recurring fair value adjustment may be recorded through a valuation allowance. Changes in fair value on originated loans for which the fair value option has been elected, are recurring and are reported as net unrealized gain (loss) on financial instruments in the consolidated statements of operations. Loans, held for sale for which the fair value option has been elected are classified as Level 2 in the fair value hierarchy. For originated SBA loans, the guaranteed portion is held at fair value. Interest is recognized as interest income in the consolidated statements of operations when earned and deemed collectible. When loans classified as held for sale are sold, the proceeds, less the costs to sell, in excess (or deficiency) of the net carrying value, including accrued interest, are recognized as a realized gain (loss).

Paycheck Protection Program loans
Paycheck Protection Program ("PPP") loans were originated in response to the COVID-19 pandemic. The Company has elected the fair value option for the loans originated by the Company for the first round of the program. Interest is recognized in the consolidated statements of operations as interest income when earned and deemed collectible. Although PPP includes a 100% guarantee from the federal government and principal forgiveness for borrowers if the

funds were used for defined purposes, changes in fair value are recurring and are reported as net unrealized gains (losses) on financial instruments in the consolidated statements of operations.

The Company's loan originations in the second round of the program are accounted for as loans, held-for-investment under ASC 310. Loan origination fees and related direct loan origination costs are capitalized into the initial recorded investment in the loan and are deferred over the loan term. The Company recognizes the difference between the initial recorded investment and the principal amount of the loan as interest income using the effective yield method. The effective yield is determined based on the payment terms required by the loan contract as well as with actual and expected prepayments from loan forgiveness by the federal government.

Mortgage-backed securities
The Company accounts for MBS as trading securities and carries them at fair value under ASC 320, *Investments-Debt and Equity Securities* ("ASC 320"). The Company's MBS portfolio is comprised of asset-backed securities collateralized by interest in, or obligations backed by, pools of LMM loans, which are guaranteed by the U.S. government, such as the Government National Mortgage Association ("Ginnie Mae"), or guaranteed by federally sponsored enterprises, such as the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac"). Purchases and sales of MBS are recorded as of the trade date. MBS securities pledged as collateral against borrowings under repurchase agreements are included in mortgage-backed securities on the consolidated balance sheets.

MBS are recorded at fair value as determined by market prices provided by independent broker dealers or other independent valuation service providers. The fair values assigned to these investments are based upon available information and may not reflect amounts that may be realized. The fair value adjustments on MBS are reported within net unrealized gain (loss) on financial instruments in the consolidated statements of operations. Mortgage-backed securities are classified as Level 2 in the fair value hierarchy.

Derivative instruments
Subject to maintaining qualification as a REIT for U.S. federal income tax purposes, the Company utilizes derivative financial instruments, comprised of interest rate swaps and FX forwards as part of its risk management strategy. The Company accounts for derivative instruments under ASC 815, *Derivatives and Hedging* ("ASC 815"). All derivatives are reported as either assets or liabilities in the consolidated balance sheets at the estimated fair value with the changes in the fair value recorded in earnings unless hedge accounting is elected. As of December 31, 2025 and December 31, 2024, the Company had offset $13.0 million and $25.4 million of cash collateral payable against gross derivative asset positions, respectively.

Interest rate swap agreements. An interest rate swap is an agreement between two counterparties to exchange periodic interest payments where one party to the contract makes a fixed-rate payment in exchange for a floating-rate payment from the other party. The dollar amount each party pays is an agreed-upon periodic interest rate multiplied by a pre-determined dollar principal (notional amount). No principal (notional amount) is exchanged between the two parties at the trade initiation date and only interest payments are exchanged over the life of the contract. The fair value adjustments are reported within net unrealized gain (loss) on financial instruments, while the related interest income or interest expense are reported within net realized gain (loss) on financial instruments in the consolidated statements of operations. Interest rate swaps are classified as Level 2 in the fair value hierarchy.

FX forwards. FX forwards are agreements between two counterparties to exchange a pair of currencies at a set rate on a future date. Such contracts are used to convert the foreign currency risk to U.S. dollars to mitigate exposure to fluctuations in FX rates. The fair value adjustments are reported within net unrealized gain (loss) on financial instruments in the consolidated statements of operations. FX forwards are classified as Level 2 in the fair value hierarchy.

Hedge accounting. As a general rule, hedge accounting is permitted where the Company is exposed to a particular risk, such as interest rate risk, that causes changes in the fair value of an asset or liability or variability in the expected future cash flows of an existing asset, liability, or forecasted transaction that may affect earnings.

To qualify as an accounting hedge under the hedge accounting rules (versus an economic hedge where hedge accounting is not applied), a hedging relationship must be highly effective in offsetting the risk designated as being hedged. Cash flow hedges are used to hedge the exposure to the variability in cash flows from forecasted transactions, including the anticipated issuance of securitized debt obligations. ASC 815 requires that a forecasted transaction be identified as either: 1) a single transaction, or 2) a group of individual transactions that share the same risk exposures for which they are designated as being hedged. Hedges of forecasted transactions are considered cash flow hedges since the price is not fixed, hence involve variability of cash flows.

For qualifying cash flow hedges, the change in the fair value of the derivative (the hedging instrument) is recorded in other comprehensive income (loss) ("OCI") and is reclassified out of OCI and into the consolidated statements of operations when the hedged cash flows affect earnings. These amounts are recognized consistent with the classification of the hedged item, primarily interest expense (for hedges of interest rate risk). If the hedge relationship is terminated, then the value of the derivative recorded in accumulated other comprehensive income (loss) ("AOCI") is recognized in earnings when the cash flows that were hedged affect earnings, so long as the forecasted transaction remains probable of occurring.

Hedge accounting is generally terminated at the debt issuance date because the Company is no longer exposed to cash flow variability subsequent to issuance. Accumulated amounts recorded in AOCI at that date are then released to earnings in future periods to reflect the difference in 1) the fixed rates economically locked in at the inception of the hedge and 2) the actual fixed rates established in the debt instrument at issuance. Because of the effects of the time value of money, the actual interest expense reported in earnings will not equal the effective yield locked in at hedge inception multiplied by the par value. Similarly, this hedging strategy does not actually fix the interest payments associated with the forecasted debt issuance.

Servicing rights
Servicing rights initially represent the fair value of expected future cash flows for performing servicing activities for others. The fair value considers estimated future servicing fees and ancillary revenue, offset by estimated costs to service the loans, and generally declines over time as net servicing cash flows are received, effectively amortizing the servicing right asset against contractual servicing and ancillary fee income.

Servicing rights are recognized upon sale of loans, including a securitization of loans accounted for as a sale in accordance with U.S. GAAP, if servicing is retained. Gains (losses) related to servicing rights retained is included in net realized gain (loss) in the consolidated statements of operations.

Servicing rights are accounted for under ASC 860, *Transfers and Servicing* ("ASC 860"). A significant portion of the Company's multi-family servicing rights are under the Freddie Mac program.

Servicing rights are initially recorded at fair value and subsequently carried at amortized cost. Servicing rights are amortized in proportion to and over the expected service period, or term of the loans, and are evaluated for potential impairment quarterly.

For purposes of testing servicing rights for impairment, the Company first determines whether facts and circumstances exist that would suggest the carrying value of the servicing asset is not recoverable. If so, the Company then compares the net present value of servicing cash flow to its carrying value. The estimated net present value of servicing cash flows is determined using discounted cash flow modeling techniques, which require management to make estimates regarding future net servicing cash flows, taking into consideration historical and forecasted loan prepayment rates, delinquency rates and anticipated maturity defaults. If the carrying value of the servicing rights exceeds the net present value of servicing cash flows, the servicing rights are considered impaired, and an impairment loss is recognized in the consolidated statements of operations for the amount by which carrying value exceeds the net present value of servicing cash flows.

The Company estimates the fair value of servicing rights by determining the present value of future expected servicing cash flows using modeling techniques that incorporate management's best estimates of key variables including estimates regarding future net servicing cash flows, forecasted loan prepayment rates, delinquency rates, and return requirements commensurate with the risks involved. Cash flow assumptions are modeled using internally forecasted revenue and expenses, and where possible, the reasonableness of assumptions is periodically validated through comparisons to market data. Prepayment speed estimates are determined from historical prepayment rates or obtained from third-party industry data. Return requirement assumptions are determined using data obtained from market participants, where available, or based on current relevant interest rates plus a risk-adjusted spread. The Company also considers other factors that can impact the value of the servicing rights, such as surety provider termination clauses and servicer terminations that could result if the Company failed to materially comply with the covenants or conditions of its servicing agreements and did not remedy the failure. Since many factors can affect the estimate of the fair value of servicing rights, the Company regularly evaluates the major assumptions and modeling techniques used in its estimate and reviews these assumptions against market comparables, if available. The Company monitors the actual performance of its servicing rights by regularly comparing actual cash flow, credit, and prepayment experience to modeled estimates.

Real estate owned
The Company generally acquires real estate assets through foreclosure or deed-in-lieu of foreclosure in full or partial settlement of loan obligations. Based on the Company's strategic plan to realize the maximum value from the real estate acquired, properties are either classified as real estate owned, held for use if the Company intends to hold, operate or develop the property for a period of at least 12 months or real estate owned, held for sale if the Company intends to market these properties for sale in the near term.

Real estate owned, held for use. Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including above and below-market leases) and allocates the fair value of the acquired assets and assumed liabilities.

The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant. Real estate owned, held for use is recorded at acquisition cost less any accumulated depreciation. Depreciation is computed using a straight-line method over the estimated useful life of 50 years for building and improvements and 8 years for furniture, fixtures and equipment. On a quarterly basis, management assesses whether there are any indicators that the value of the Company's properties classified as held for use may be impaired. Such indicators include occupancy trends, revenue per available room trends, leasing trends, current and estimated future cash flows associated with the property and other quantitative and qualitative factors. A property is considered impaired if management's estimate of the aggregate future cash flows is less than the carrying value of the property. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the property over the fair value of the property. The Company's estimates of aggregate future cash flows involve significant judgment and assumptions, including current economic conditions and therefore, actual results could be materially different.

The fair value of intangible assets is based on estimated cash flow projections, as well as other available market information. Amortization of intangible assets (including above and below-market leases) is recorded as an adjustment to income on the consolidated statements of operations.

Real estate owned, held for sale. Real estate owned, held for sale is recorded at acquisition at the property's estimated fair value less estimated costs to sell. After acquisition, costs incurred relating to the development and improvement of property are capitalized to the extent they do not cause the recorded value to exceed the net realizable value, whereas costs relating to holding and disposition of the property are expensed as incurred. After acquisition, real estate owned, held for sale is analyzed periodically for changes in fair values and any subsequent write down is charged through impairment.

The Company records a gain or loss from the sale of real estate when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of real estate to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether the collectability of the transaction price is probable. Once these criteria are met, the real estate is derecognized and the gain or loss on sale is recorded upon transfer of control of the property to the buyer. In determining the gain or loss on the sale, the Company adjusts the transaction price and related gain (loss) on sale if a significant financing component is present. This adjustment is based on management's estimate of the fair value of the loan extended to the buyer to finance the sale.

Investment in unconsolidated joint ventures
According to ASC 323, *Equity Method and Joint Ventures*, investors in unincorporated entities such as partnerships and unincorporated joint ventures generally shall account for their investments using the equity method of accounting if the investor has the ability to exercise significant influence over the investee. Under the equity method, the Company

recognizes its allocable share of the earnings or losses of the investment monthly in earnings and adjusts the carrying amount for its share of the distributions that exceeds its allocable share of earnings. The fair value adjustments are reported within income on unconsolidated joint ventures in the consolidated statements of operations. Investments in unconsolidated joint ventures are classified as Level 3 in the fair value hierarchy.

Investments held to maturity
The Company accounts for held to maturity investments under ASC 320. Such securities are accounted for at amortized cost and reviewed on a quarterly basis to determine if an allowance for credit losses should be recorded in the consolidated statements of operations.

Purchased future receivables
The Company provides working capital advances to small businesses through the purchase of their future revenues. The Company enters into a contract with the business whereby the Company pays the business an upfront amount in return for a specific amount of the business's future revenue receivables, known as payback amounts. The payback amounts are primarily received through daily payments initiated by automated clearing house transactions.

Revenues from purchased future receivables are realized when funds are received under each contract. The allocation of the amount received is determined by apportioning the amount received based upon the factor (discount) rate of the business's contract. Management believes that this methodology best reflects the effective interest method.

The CECL method the Company utilizes is an aging schedule where estimating expected life-time credit losses is determined on the basis of how long a receivable has been outstanding. Where there is doubt regarding the ultimate collectability, the allowance for credit losses increases through provisions recorded in the consolidated statements of operations and reduced by charge-offs, net of recoveries. Purchased future receivables that have been delinquent for 90 days or more are considered uncollectible and subsequently charged off. While the Company has a formal methodology to determine the adequate and appropriate level of the allowance for credit losses, estimates involve judgment and assumptions as to various factors, including current economic conditions and inherent risk in the portfolio. The Company's determination of adequacy of the allowance for credit losses is based on quarterly evaluations of the above factors. Accordingly, the provision for credit losses will vary from period to period based on management's ongoing assessment of the adequacy of the allowance for credit losses.

Intangible assets
The Company accounts for intangible assets under ASC 350, *Intangibles- Goodwill and Other* ("ASC 350"). The Company's intangible assets include an SBA license, capitalized software, a broker network, trade names, above and below market leases and customer relationships. The Company capitalizes software costs expected to result in long-term operational benefits, such as replacement systems or new applications that result in significantly increased operational efficiencies or functionality as well as costs related to internally developed software expected to be sold, leased or otherwise marketed under ASC 985-20, *Software- costs of software to be sold, leased, or marketed*. All other costs incurred in connection with internal use software are expensed as incurred. The Company initially records its intangible assets at cost or fair value and will test for impairment if a triggering event occurs. Intangible assets are included within other assets in the consolidated balance sheets. The Company amortizes intangible assets with identified estimated useful lives on a straight-line basis over their estimated useful lives.

Goodwill
Goodwill represents the excess of the consideration transferred over the fair value of net assets, including identifiable intangible assets, at the acquisition date. Goodwill is assessed for impairment annually in the fourth quarter or more frequently if events or changes in circumstances indicate a potential impairment exists.

In assessing goodwill for impairment, the Company follows ASC 350, which permits a qualitative assessment of whether it is more likely than not that the fair value of the reporting unit is less than its carrying value including goodwill. If the qualitative assessment determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill, then no impairment is determined to exist for the reporting unit. However, if the qualitative assessment determines that it is more likely than not that the fair value of the reporting unit is less than its carrying value, including goodwill, or the Company chooses not to perform the qualitative assessment, then the Company compares the fair value of that reporting unit with its carrying value, including goodwill, in a quantitative assessment. If the carrying value of a reporting unit exceeds its fair value, goodwill is considered impaired with the impairment loss measured as the excess of the reporting unit's carrying value, including goodwill, over its fair value. The estimated fair value of the reporting unit is derived based on valuation techniques the Company believes market participants would use for each of the reporting units.

The qualitative assessment requires judgment to be applied in evaluating the effects of multiple factors, including actual and projected financial performance of the reporting unit, macroeconomic conditions, industry and market conditions and relevant entity specific events in determining whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill. In the fourth quarter of 2025, as a result of the qualitative assessment, the Company determined that it was more likely than not that the estimated fair value of each of the reporting units exceeded its respective estimated carrying value. Therefore, goodwill for each reporting unit was not impaired and a quantitative test was not required.

Deferred financing costs
Costs incurred in connection with secured borrowings are accounted for under ASC 340, *Other Assets and Deferred Costs.* Deferred costs are capitalized and amortized using the effective interest method over the respective financing term with such amortization reflected on the Company's consolidated statements of operations as a component of interest expense. Establishing secured borrowings may include legal, accounting and other related fees. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Unamortized deferred financing costs related to securitizations and note issuances are presented in the consolidated balance sheets as a direct deduction from the associated liability.

Due from servicers
The loan-servicing activities of the Company's LMM Commercial Real Estate segment are performed primarily by third-party servicers. SBL loans originated and held by the Company are internally serviced. The Company's servicers hold substantially all of the cash owned by the Company related to loan servicing activities. These amounts include principal and interest payments made by borrowers, net of advances and servicing fees. Cash is generally received within 30 days of recording the receivable.

The Company is subject to credit risk to the extent any servicer with whom the Company conducts business is unable to deliver cash balances or process loan-related transactions on the Company's behalf. The Company monitors the financial condition of the servicers with whom the Company conducts business and believes the likelihood of loss under the aforementioned circumstances is remote.

Secured borrowings
Secured borrowings include borrowings under credit facilities and other financing agreements and repurchase agreements.

Borrowings under credit facilities and other financing agreements. Borrowings under credit facilities and other financing agreements are accounted for under ASC 470, *Debt* ("ASC 470"). The Company partially finances its loans, net through credit agreements and other financing agreements with various counterparties. These borrowings are collateralized by loans, held-for-investment and loans, held for sale and have maturity dates within two years from the consolidated balance sheet date. If the fair value (as determined by the applicable counterparty) of the collateral securing these borrowings decreases, the Company may be subject to margin calls during the period the borrowings are outstanding. In instances where margin calls are not satisfied within the required time frame the counterparty may retain the collateral and pursue collection of any outstanding debt. Interest accrued in connection with credit facilities is recorded as interest expense in the consolidated statements of operations.

Borrowings under repurchase agreements. Borrowings under repurchase agreements are accounted for under ASC 860. Investment securities financed under repurchase agreements are treated as collateralized borrowings, unless they meet sale treatment or are deemed to be linked transactions. As of the current period ended, the Company had no such repurchase agreements that have been accounted for as components of linked transactions. All securities financed through a repurchase agreement have remained on the Company's consolidated balance sheets as an asset and cash received from the lender has been recorded on the Company's consolidated balance sheets as a liability. Interest accrued in connection with repurchase agreements is recorded as interest expense in the consolidated statements of operations.

Paycheck Protection Program Liquidity Facility borrowings

The Paycheck Protection Program Liquidity Facility ("PPPLF") is a government loan facility created to enable the distribution of funds for PPP whereby the Company received advances from the Federal Reserve through the PPPLF. The Company accounts for borrowings under the PPPLF under ASC 470. Interest accrued in connection with PPPLF is recorded as interest expense in the consolidated statements of operations.

Securitized debt obligations of consolidated VIEs, net

The Company has engaged in several securitization transactions accounted for under ASC 810. Securitization involves transferring assets to a special purpose entity or securitization trust, which typically qualifies as a VIE. The entity that has a controlling financial interest in a VIE is referred to as the primary beneficiary and is required to consolidate the VIE. The consolidation of the VIE includes the VIE's issuance of senior securities to third parties, which are shown as securitized debt obligations of consolidated VIEs in the consolidated balance sheets.

Debt issuance costs related to securitizations are presented as a direct deduction from the carrying value of the related debt liability. Debt issuance costs are amortized using the effective interest method and are included in interest expense in the consolidated statements of operations.

Senior secured notes, net

The Company accounts for secured debt offerings net of issuance costs, under ASC 470. These senior secured notes are collateralized by loans, MBS, and retained interests of consolidated VIE's. Interest accrued in connection with senior secured notes is recorded as interest expense in the consolidated statements of operations.

Corporate debt, net

The Company accounts for corporate debt offerings net of issuance costs, under ASC 470. Interest accrued in connection with corporate debt is recorded as interest expense in the consolidated statements of operations.

Guaranteed loan financing

Certain partial loan sales do not meet the definition of a "participating interest" under ASC 860 and therefore, do not qualify as a sale. Participations or other partial loan sales which do not meet the definition of a participating interest remain as an investment in the consolidated balance sheets and the proceeds from the portion sold is recorded as guaranteed loan financing in the liabilities section of the consolidated balance sheets. For these partial loan sales, the interest earned on the entire loan balance is recorded as interest income and the interest earned by the buyer in the partial loan sale is recorded within interest expense in the accompanying consolidated statements of operations.

Contingent consideration

The Company accounts for certain liabilities recognized in relation to mergers and acquisitions as contingent consideration whereby the fair value of this liability is dependent on certain criteria. Contingent consideration is classified as Level 3 in the fair value hierarchy with fair value adjustments reported within other income (loss) in the consolidated statements of operations.

Loan participations sold

The Company accounts for loan participations sold, which represents an interest in a loan receivable sold, as a liability on the consolidated balance sheets as these arrangements do not qualify as a sale under U.S. GAAP. Such liabilities are non-recourse and remain on the consolidated balance sheets until the loan is repaid.

Due to third parties

Due to third parties primarily relates to funds held by the Company to advance certain expenditures necessary to fulfill the Company's obligations under its existing indebtedness or to be released at the Company's discretion upon the occurrence of certain pre-specified events, and to serve as additional collateral for borrowers' loans. While retained, these balances earn interest in accordance with the specific loan terms with which they are associated.

Repair and denial reserve

The repair and denial reserve represents the potential liability to the SBA in the event that the Company is required to make the SBA whole for reimbursement of the guaranteed portion of SBA loans. The Company may be responsible for the guaranteed portion of SBA loans if there are lien and collateral issues, unauthorized use of proceeds, liquidation deficiencies, undocumented servicing actions or denial of SBA eligibility. This reserve is calculated using an estimated frequency of a repair and denial event upon default, as well as an estimate of the severity of the repair and denial as a percentage of the guaranteed balance.

Variable interest entities

VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity. The entity that is the primary beneficiary is required to consolidate the VIE. An entity is deemed to be the primary beneficiary of a VIE if the entity has both (i) the power to direct the activities that most significantly impact the VIE's economic performance and (ii) the right to receive benefits from the VIE or the obligation to absorb losses of the VIE that could be significant to the VIE.

In determining whether the Company is the primary beneficiary of a VIE, both qualitative and quantitative factors are considered regarding the nature, size and form of its involvement with the VIE, such as its role establishing the VIE and ongoing rights and responsibilities, the design of the VIE, its economic interests, servicing fees and servicing responsibilities, and other factors. The Company performs ongoing reassessments to evaluate whether changes in the entity's capital structure or changes in the nature of its involvement with the entity result in a change to the VIE designation or a change to its consolidation conclusion.

Non-controlling interests

Non-controlling interests are presented on the consolidated balance sheets and the consolidated statements of operations and represent direct investment in the operating partnership by third parties, including operating partnership units issued to satisfy a portion of the purchase price in connection with a series of mergers (collectively, the "Mosaic Mergers"), pursuant to which the company acquired a group of privately held, real estate structured finance opportunities funds, with a focus on construction lending (collectively, the "Mosaic Funds"), managed by MREC Management, LLC. In addition, the Company has non-controlling interests from investments in consolidated joint ventures whereby, net income or loss is generally based upon relative ownership interests or contractual arrangements.

Fair value option

ASC 825, _Financial Instruments_ ("ASC 825") provides a fair value option election that allows entities to make an election of fair value as the initial and subsequent measurement attribute for certain eligible financial assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The decision to elect the fair value option is determined on an instrument by instrument basis and must be applied to an entire instrument and is irrevocable once elected. Assets and liabilities measured at fair value pursuant to this guidance are required to be reported separately in the consolidated balance sheets from those instruments using another accounting method.

The Company has elected the fair value option for certain loans held-for-sale originated by the Company that it intends to sell in the near term. The fair value elections for loans, held for sale originated by the Company were made due to the short-term nature of these instruments. The Company additionally elected the fair value option for certain investments in unconsolidated joint ventures due to their short-term tenor.

Earnings per share

Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS reflects the maximum potential dilution that could occur from the Company's share-based compensation, consisting of unvested restricted stock units ("RSUs"), unvested restricted stock awards ("RSAs"), performance-based equity awards, as well as the dilutive impact of convertible preferred stock and CVRs under the if-converted method and warrants under the treasury stock method. Potential dilutive shares are excluded from the calculation if they have an anti-dilutive effect in the period.

All of the Company's unvested RSAs, unvested RSUs granted to non-employee directors, and preferred stock contain rights to receive non-forfeitable dividends or dividend equivalents and, thus, are participating securities. Due to the existence of these participating securities, the two-class method of computing EPS is required, unless another method is determined to be more dilutive. Under the two-class method, undistributed earnings are reallocated between shares of common stock and participating securities.

Income taxes

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current period and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's consolidated financial statements or tax returns. The Company assesses the recoverability of deferred tax assets through evaluation of carryback availability, projected taxable income and other factors as applicable. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the consolidated financial statements or tax returns as well as the recoverability of amounts recorded, including deferred tax assets.

The Company provides for exposure in connection with uncertain tax positions, which requires significant judgment by management including determination, based on the weight of the tax law and available evidence, that it is more-likely-than-not that a tax result will be realized. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense on the consolidated statements of operations. As of the date of the consolidated balance sheets, the Company has accrued no taxes, interest or penalties related to uncertain tax positions. In addition, changes in this position in the next 12 months are not anticipated.

Revenue recognition

Under ASC 606 *Revenue Recognition* ("ASC 606"), revenue is recognized upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized through the following five-step process:

> Step 1: Identify the contract(s) with a customer.
> Step 2: Identify the performance obligations in the contract.
> Step 3: Determine the transaction price.
> Step 4: Allocate the transaction price to the performance obligations in the contract.
> Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Most of the Company's revenue streams, such as revenue associated with financial instruments, including interest income, realized or unrealized gains on financial instruments, loan servicing fees, loan origination fees, hotel income, among other revenue streams, follow specific revenue recognition criteria and therefore the guidance referenced above does not have a material impact on the consolidated financial statements. In addition, revisions to existing accounting rules regarding the determination of whether a company is acting as a principal or agent in an arrangement and accounting for sales of nonfinancial assets where the seller has continuing involvement, did not materially impact the Company. A further description of the revenue recognition criteria is outlined below.

Interest income. Interest income on loans, held-for-investment, loans, held at fair value, loans, held for sale, and MBS, at fair value is accrued based on the outstanding principal amount and contractual terms of the instrument, including loans with contractual PIK interest for which the Company has not yet collected cash. Discounts or premiums associated with the loans and investment securities are amortized or accreted into interest income as a yield adjustment on the effective interest method, based on contractual cash flows through the maturity date of the investment.

Employee retention credit consulting income. In connection with the Coronavirus Aid, Relief and Economic Security Act, which provided numerous stimulus measures including the employee retention credit ("ERC"), the Company provided consulting services whereby ERC requests received were processed on the client's behalf. Income related to ERC consulting are recorded in accordance with ASC 606 and recognized when the performance obligation has been satisfied. In addition, the Company estimates an allowance for doubtful accounts using historical data and other relevant factors, such as collection rate, to determine the uncollectible reserve rate. While the Company has a formal methodology to determine the adequate and appropriate level of the allowance for doubtful accounts, estimates of losses involve judgment and assumptions as to various factors, including current economic conditions. Accordingly, the provision for losses will vary from period to period based on management's ongoing assessment of the adequacy of the allowance for doubtful accounts. Employee retention credit consulting income is reported as other income and the provision for losses is reported as other expense in the consolidated statements of operations.

Lease rental income. Revenue from real estate owned operations primarily includes lease rental income which arises from base rent income, net of concessions, from tenant leases. Base rent is recognized on a straight-line basis over the term of the lease and recorded as other income in the consolidated statement of operations. Such income for the year ended December 31, 2025, was not material.

Realized gains (losses). Upon the sale or disposition (not including the prepayment of outstanding principal balance) of loans or securities, the excess (or deficiency) of net proceeds over the net carrying value or cost basis of such loans or securities is recognized as a realized gain (loss).

Origination income and expense. Origination income represents fees received for origination of either loans, held at fair value, loans, held for sale, or loans, held-for-investment. For loans held, at fair value, and loans, held for sale, pursuant to ASC 825 the Company reports origination fee income as revenue and fees charged and costs incurred as expenses. These fees and costs are excluded from the fair value. For originated loans, held-for-investment, under ASC 310 the Company defers these origination fees and costs at origination and amortizes them under the effective interest method over the life of the loan. Origination fees and expenses for loans, held at fair value and loans, held for sale, are presented in the consolidated statements of operations as components of other income and operating expenses. The amortization of net origination fees and expenses for loans, held-for-investment are presented in the consolidated statements of operations as a component of interest income.

Assets and liabilities held for sale
The Company classifies long-lived assets or a disposal group to be sold as held for sale in the period when all the necessary criteria are met. The criteria includes (i) management, having the authority to approve the action, commits to a plan to sell the asset or the disposal group (ii) the asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset or disposal group have been initiated (iv) the sale of the asset or disposal group is probable, and transfer of the asset or disposal group is expected to qualify for recognition as a completed sale within one year (v) the asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Upon determining that a long-lived asset or disposal group meets the criteria to be classified as held for sale, the Company reports the assets and liabilities of the disposal group, if material, in the line items assets or liabilities held for sale, respectively, on the consolidated balance sheets. A long-lived asset or disposal group that is classified as held for sale is measured at the lower of its cost or estimated fair value less any costs to sell. The fair values of assets held for sale are assessed each reporting period and changes in such fair values are reported as an adjustment to the carrying value of the asset or disposal group with an offset on the consolidated statements of operations, to the extent that any subsequent changes in fair value do not exceed the cost basis of the asset or disposal group. Any loss resulting from the transfer of long-lived assets or disposal groups to assets held for sale is recognized in the period in which the held for sale criteria are met.

Discontinued operations
The results of operations of long-lived assets or a disposal group that the Company has either disposed of or has classified as held for sale is reported as discontinued operations on the consolidated statements of operations if the disposal represents a strategic shift that has or will have a major effect on the Company's operations and financial results.

Foreign currency transactions
Assets and liabilities denominated in non-U.S. currencies are translated into U.S. dollars using foreign currency exchange rates prevailing at the end of the reporting period. Revenue and expenses are translated at the average exchange rates for each reporting period. Foreign currency remeasurement gains or losses on transactions in nonfunctional currencies are recognized in earnings. Gains or losses on translation of the financial statements of a non-U.S. operation, when the functional currency is other than the U.S. dollar, are included, net of taxes, in the consolidated statements of comprehensive income (loss).

Note 4. Recent Accounting Pronouncements
ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements *Issued November 2025*

This ASU clarifies certain aspects of the guidance on hedge accounting and addresses several incremental hedge accounting issues arising from global reference rate reform. The ASU is effective in reporting periods beginning after December 15, 2026, including interim periods within the fiscal year, on a prospective basis. Early adoption is permitted. The Company is currently assessing the impact upon adoption of this standard on the consolidated financial statements.

ASU 2025-08, Financial Instruments – Credit Losses (Topic 326): Purchased Loans *Issued November 2025*

This ASU expands the gross-up approach for initial recognition and measurement of acquired financial assets to purchased seasoned loans. The ASU is effective in reporting periods beginning after December 15, 2026, including interim periods within the fiscal year, on a prospective basis. Early adoption is permitted. The Company is currently assessing the impact upon adoption of this standard on the consolidated financial statements.

ASU 2025-06, Intangibles - Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software *Issued September 2025*

This ASU makes targeted improvements to increase the operability of the recognition guidance considering different methods of software development. The ASU is effective in reporting periods beginning after December 15, 2027, including interim periods within the fiscal year, on a prospective or retrospective basis, or using a modified transition method. Early adoption is permitted. The Company is currently assessing the impact upon adoption of this standard on the consolidated financial statements.

ASU 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurements of Credit Losses for Accounts Receivable and Contract Assets *Issued July 2025*

This ASU provides a practical expedient related to the estimation of expected credit losses. The ASU is effective in reporting periods beginning after December 15, 2025, including interim periods within the fiscal year, on a prospective basis. Early adoption is permitted. The Company is currently assessing the impact upon adoption of this standard on the consolidated financial statements.

ASU 2025-03, Compensation – Business Combinations (Topic 805) and Consolidation (Topic 810) Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity *Issued May 2025*

This ASU clarifies the guidance in determining the accounting acquirer in certain transactions involving VIEs. The ASU is effective in reporting periods beginning after December 15, 2026, including interim periods within the fiscal year, on a prospective basis. Early adoption is permitted. The Company is currently assessing the impact upon adoption of this standard on the consolidated financial statements.

ASU 2024-04, Compensation – Debt Conversion and Other Topics (Subtopic 470-20) Induced Conversions of Convertible Debt Instruments *Issued November 2024*

This ASU clarifies the requirements for settlement of a convertible debt instrument as an induced conversion. The ASU is effective in reporting periods beginning after December 15, 2025, including interim periods within the fiscal year, on a prospective or retrospective basis. Early adoption is permitted. The Company is currently assessing the impact upon adoption of this standard on the consolidated financial statements.

ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) *Issued November 2024*

This ASU requires additional disclosure in the notes to financial statements of specified information about certain costs and expenses. The ASU is effective in reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, on a prospective or retrospective basis. Early adoption is permitted. The Company is currently assessing the impact upon adoption of this standard on the consolidated financial statements.

ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures *Issued December 2023*

This ASU improves income tax disclosure requirements, primarily through standardization of rate reconciliation categories and disaggregation of income taxes paid by jurisdiction. The ASU is effective in reporting periods beginning after December 15, 2024 on a prospective or retrospective basis. Early adoption is permitted. The adoption of this standard did not have an impact on the Company's consolidated financial statements.

Note 5. Business Combinations

UDF IV Merger

On March 13, 2025 the Company acquired UDF IV, a real estate investment trust providing capital solutions to residential real estate developers and regional homebuilders. Refer to Note 1 for more information about the UDF IV Merger. The purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. The methodologies used, and key assumptions made, to estimate the fair value of the assets acquired and liabilities assumed are primarily based on future cash flows and discount rates.

The table below summarizes the fair value of assets acquired and liabilities assumed from the UDF IV Merger.

(in thousands)	Preliminary Purchase Price Allocation		Measurement Period Adjustments		Updated Purchase Price Allocation	
Assets						
Cash and cash equivalents	$	16,020	$	—	$	16,020
Loans, net		158,469		10,836		169,305
Investment in unconsolidated joint ventures		5,290		—		5,290
Other Assets:						
Accrued interest		1,231		—		1,231
Receivable from third party		738		—		738
Other		1,946		—		1,946
Total assets acquired	**$**	**183,694**	**$**	**10,836**	**$**	**194,530**
Liabilities						
Accounts payable and other accrued liabilities		1,214		(605)		609
Contract liability		—		4,529		4,529
Total liabilities assumed	**$**	**1,214**	**$**	**3,924**	**$**	**5,138**
Net assets acquired	**$**	**182,480**	**$**	**6,912**	**$**	**189,392**

In a business combination, the initial allocation of the purchase price is considered preliminary and therefore, is subject to change until the end of the measurement period. The final determination must occur within one year of the merger date. Because the measurement period for the UDF IV Merger remains open, certain fair value estimates may change once all information necessary to make a final fair value assessment is received. The amounts presented in the table above pertain to the preliminary purchase price allocation reported at the time of the UDF IV Merger based on information that was available to management at the time the consolidated financial statements were prepared. The preliminary purchase price allocation is subject to change as the Company completes its analysis of the fair value of the assets acquired and liabilities assumed, which could have an impact on the consolidated financial statements. Subsequent to the determination of the preliminary purchase price allocation, the Company recorded a measurement period adjustment based on the updated valuations obtained by increasing net assets acquired, decreasing the consideration transferred and increasing the bargain purchase gain related to this transaction by $7.1 million.

The table below illustrates the aggregate consideration transferred, net assets acquired, and the related bargain purchase gain, which was primarily driven by a discount in UDF IV's market valuation due to factors such as the illiquid nature of UDF IV's shares, and a change in our stock price between the date of the agreement and the closing date of the UDF IV Merger.

(in thousands)	Preliminary Purchase Price Allocation		Measurement Period Adjustments		Updated Purchase Price Allocation
Fair value of net assets acquired	$	182,480	$	6,912	$	189,392
Consideration transferred based on the value of common stock issued		64,600		—		64,600
Contingent consideration		15,409		(167)		15,242
Total consideration transferred	$	80,009	$	(167)	$	79,842
Bargain purchase gain	$	102,471	$	7,079	$	109,550

The table above includes contingent consideration in the form of CVRs valued at approximately $15.4 million or $1.21 per CVR. Subsequent to the determination of the preliminary purchase price allocation, based on updated valuations obtained, the Company recorded a measurement period adjustment of $0.2 million to decrease the value of the CVR. As of December 31, 2025, the updated purchase price of the CVRs was valued at approximately $15.2 million or $1.19 per CVR. See note 7 for more information about the valuation of the CVRs.

Funding Circle Acquisition

On July 1, 2024 the Company acquired Funding Circle, an online lending platform that originates and services small business loans. Refer to Note 1 for more information about the Funding Circle Acquisition. The purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. The methodologies used, and key assumptions made, to estimate the fair value of the assets acquired and liabilities assumed are primarily based on future cash flows and discount rates.

The table below summarizes the fair value of assets acquired and liabilities assumed from the Funding Circle Acquisition.

(in thousands)	Preliminary Purchase Price Allocation		Measurement Period Adjustments		Updated Purchase Price Allocation
Assets					
Cash and cash equivalents	$	29,209	$	—	$	29,209
Loans, net		8,167		—		8,167
Investment in unconsolidated joint ventures		891		—		891
Servicing rights		5,388		—		5,388
Other assets:					
Deferred tax asset		32,186		—		32,186
Intangible assets		10,052		—		10,052
Other		4,558		—		4,558
Total assets acquired	$	90,451	$	—	$	90,451
Liabilities					
Secured borrowings		2,022		—		2,022
Accounts payable and other accrued liabilities		14,952		—		14,952
Total liabilities assumed	$	16,974	$	—	$	16,974
Net assets acquired	$	73,477	$	—	$	73,477

In a business combination, the initial allocation of the purchase price is considered preliminary and therefore, is subject to change until the end of the measurement period. The final determination occurred within one year of the merger date. Because the measurement period for the Funding Circle Acquisition remained open until July 1, 2025, certain fair value estimates changed once all information necessary to make a final fair value assessment was received. The amounts presented in the table above pertained to the preliminary purchase price allocation reported at the time of the Funding Circle Acquisition based on information that was available to management at the time the consolidated financial statements were prepared. Subsequent to the determination of the preliminary purchase price allocation, there have been no adjustments related to this transaction.

The table below illustrates the aggregate consideration transferred, net assets acquired, and the related bargain purchase gain.

(in thousands)	Preliminary Purchase Price Allocation		Measurement Period Adjustments		Updated Purchase Price Allocation
Fair value of net assets acquired	$	73,477	$	—	$ 73,477
Consideration transferred		41,312		—	41,312
Bargain purchase gain	**$**	**32,165**	**$**	**—**	**$ 32,165**

Madison One Acquisition

On June 5, 2024 the Company acquired Madison One, a lending originator and servicer in the government guaranteed loan industry focusing on USDA and SBA guaranteed loan products. Refer to Note 1 for more information about the Madison One Acquisition. The purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values. The methodologies used, and key assumptions made, to estimate the fair value of the assets acquired and liabilities assumed are primarily based on future cash flows and discount rates.

The table below summarizes the fair value of assets acquired and liabilities assumed from the Madison One Acquisition.

(in thousands)	Preliminary Purchase Price Allocation		Measurement Period Adjustments		Updated Purchase Price Allocation
Assets					
Cash and cash equivalents	$	83	$	—	$ 83
Restricted cash		721		(200)	521
Servicing rights		16,304		612	16,916
Other assets:					
Intangible assets		10,400		900	11,300
Other		303		—	303
Total assets acquired	**$**	**27,811**	**$**	**1,312**	**$ 29,123**
Liabilities					
Accounts payable and other accrued liabilities		978		1,722	2,700
Total liabilities assumed	**$**	**978**	**$**	**1,722**	**$ 2,700**
Non-controlling interests		(600)		—	(600)
Net assets acquired, net of non-controlling interests	**$**	**26,233**	**$**	**(410)**	**$ 25,823**

In a business combination, the initial allocation of the purchase price is considered preliminary and therefore, is subject to change until the end of the measurement period. The final determination occurred within one year of the merger date. Because the measurement period for the Madison One Acquisition remained open until June 5, 2025, certain fair value estimates changed once all information necessary to make a final fair value assessment was received. The amounts presented in the table above pertained to the preliminary purchase price allocation reported at the time of the Madison One Acquisition based on information that was available to management at the time the consolidated financial statements were prepared. The preliminary purchase price allocation changed as the Company completed its analysis of the fair value of the assets acquired and liabilities assumed, which impacted the consolidated financial statements. Subsequent to the determination of the preliminary purchase price allocation, the Company recorded a measurement period adjustment based on the updated valuations obtained by decreasing net assets acquired and increasing goodwill related to this transaction by $0.4 million.

The table below illustrates the aggregate consideration transferred, net assets acquired, and the related goodwill.

(in thousands)	Preliminary Purchase Price Allocation		Measurement Period Adjustments		Updated Purchase Price Allocation
Fair value of net assets acquired	**$**	**26,233**	**$**	**(410)**	**$ 25,823**
Cash paid		32,868		—	32,868
Contingent consideration		3,926		—	3,926
Total consideration transferred	**$**	**36,794**	**$**	**—**	**$ 36,794**
Goodwill	**$**	**10,561**	**$**	**410**	**$ 10,971**

Note 6. Loans and Allowance for Credit Losses

Loans includes (i) loans held for investment that are accounted for at amortized cost net of allowance for credit losses, (ii) loans held at fair value under the fair value option, (iii) loans held for sale that are accounted for at the lower of cost or fair value net of valuation allowance and (iv) loans held for sale at fair value under the fair value option. The classification for a loan is based on product type and management's strategy for the loan.

Loan portfolio

The table below summarizes the classification, unpaid principal balance ("UPB"), and carrying value of loans held by the Company including loans of consolidated VIEs.

	December 31, 2025				December 31, 2024			
(in thousands)	Carrying Value		UPB		Carrying Value		UPB	
Loans								
Bridge	$	2,024,033	$	2,082,823	$	1,246,725	$	1,309,683
Fixed rate		93,002		93,828		197,162		197,272
Construction		388,042		509,085		733,276		874,558
Freddie Mac		3,945		3,756		—		—
SBA - 7(a)		908,714		958,755		1,043,120		1,075,845
Other		82,562		112,194		157,866		177,155
Total Loans, net	$	3,500,298	$	3,760,441	$	3,378,149	$	3,634,513
Loans in consolidated VIEs								
Bridge		834,426		858,833		3,854,982		3,970,084
Fixed rate		558,119		560,230		685,505		688,347
SBA - 7(a)		134,761		145,185		178,498		189,737
Other		166,773		167,191		211,076		212,020
Total Loans, net, in consolidated VIEs	$	1,694,079	$	1,731,439	$	4,930,061	$	5,060,188
Loans, held for sale								
Bridge		457,336		521,116		58,703		134,065
Fixed rate		55,390		58,000		2,750		6,056
Construction		—		—		54,392		77,487
Freddie Mac		16,555		16,425		36,248		35,931
SBA - 7(a)		52,598		49,203		87,825		81,524
Other		3,941		3,622		1,708		1,817
Total Loans, held for sale	$	585,820	$	648,366	$	241,626	$	336,880
Loans, held for sale in consolidated VIEs								
Bridge		125,107		129,238		—		—
Total Loans, held for sale in consolidated VIEs	$	125,107	$	129,238	$	—	$	—
Total	$	5,905,304	$	6,269,484	$	8,549,836	$	9,031,581

In the table above, loans with the "Other" classification are generally LMM acquired loans that have nonconforming characteristics for the Fixed rate, Bridge, Construction, or Freddie Mac classifications due to loan size, rate type, collateral, or borrower criteria.

Loan vintage and credit quality indicators

The Company monitors the credit quality of its loan portfolio based on primary credit quality indicators, such as delinquency rates. Loans that are 30 days or more past due, provide an indication of the borrower's capacity and willingness to meet its financial obligations.

The tables below summarize the classification, UPB, carrying value and gross write-offs of loans by year of origination.

| (in thousands) | UPB | Carrying Value by Year of Origination | | | | | | |
		2025	2024	2023	2022	2021	Pre 2021	Total
December 31, 2025								
Bridge	$ 2,941,656	$ 86,350	$ 295,040	$ 186,723	$ 1,126,875	$ 1,089,802	$ 73,669	$ 2,858,459
Fixed rate	654,058	—	—	—	35,383	175,988	439,750	651,121
Construction	509,085	32,342	70,551	19,300	108,931	18,341	138,577	388,042
Freddie Mac	3,756	—	2,568	—	1,377	—	—	3,945
SBA - 7(a)	1,103,940	150,888	162,885	115,567	244,353	160,780	209,002	1,043,475
Other	279,385	21,197	16,220	3,130	5,026	581	203,181	249,335
Total Loans, net	**$ 5,491,880**	**$ 290,777**	**$ 547,264**	**$ 324,720**	**$ 1,521,945**	**$ 1,445,492**	**$ 1,064,179**	**$ 5,194,377**
Gross write-offs		**$ 262**	**$ 4,515**	**$ 5,993**	**$ 1,438**	**$ 5,900**	**$ 184,402**	**$ 202,510**
	UPB	2024	2023	2022	2021	2020	Pre 2020	Total
December 31, 2024								
Bridge	$ 5,279,767	$ 321,439	$ 244,283	$ 2,083,723	$ 2,270,504	$ 105,279	$ 76,479	$ 5,101,707
Fixed rate	885,619	—	—	109,733	180,209	86,013	506,712	882,667
Construction	874,558	9,233	26,925	162,309	83,287	144	451,378	733,276
SBA - 7(a)	1,265,582	235,374	138,670	322,007	237,105	94,730	193,732	1,221,618
Other	389,175	14,769	2,881	4,225	685	9,205	337,177	368,942
Total Loans, net	**$ 8,694,701**	**$ 580,815**	**$ 412,759**	**$ 2,681,997**	**$ 2,771,790**	**$ 295,371**	**$ 1,565,478**	**$ 8,308,210**
Gross write-offs		**$ 28**	**$ 1,440**	**$ 1,710**	**$ 3,022**	**$ 617**	**$ 7,776**	**$ 14,593**

The tables below present delinquency information on loans, net by year of origination.

| (in thousands) | UPB | Carrying Value by Year of Origination | | | | | | |
		2025	2024	2023	2022	2021	Pre 2021	Total
December 31, 2025								
Current	$ 4,478,531	$ 286,900	$ 386,892	$ 293,829	$ 1,152,549	$ 1,171,991	$ 983,329	$ 4,275,490
30 - 59 days past due	392,885	1,788	126,870	9,336	147,167	92,247	11,691	389,099
60+ days past due	620,464	2,089	33,502	21,555	222,229	181,254	69,159	529,788
Total Loans, net	**$ 5,491,880**	**$ 290,777**	**$ 547,264**	**$ 324,720**	**$ 1,521,945**	**$ 1,445,492**	**$ 1,064,179**	**$ 5,194,377**
	UPB	2024	2023	2022	2021	2020	Pre 2020	Total
December 31, 2024								
Current	$ 8,094,859	$ 575,781	$ 392,201	$ 2,488,252	$ 2,566,736	$ 289,352	$ 1,475,325	$ 7,787,647
30 - 59 days past due	148,612	3,666	1,676	92,516	26,385	734	6,311	131,288
60+ days past due	451,230	1,368	18,882	101,229	178,669	5,285	83,842	389,275
Total Loans, net	**$ 8,694,701**	**$ 580,815**	**$ 412,759**	**$ 2,681,997**	**$ 2,771,790**	**$ 295,371**	**$ 1,565,478**	**$ 8,308,210**

The table below presents delinquency information on loans, net by portfolio.

(in thousands)	Current	30 - 59 days past due	60+ days past due	Total	Non-Accrual Loans	90+ days past due and Accruing
December 31, 2025						
Bridge	$ 2,099,318	$ 358,838	$ 400,303	$ 2,858,459	$ 1,151,022	$ —
Fixed rate	621,708	3,279	26,134	651,121	20,738	—
Construction	343,450	1,496	43,096	388,042	62,395	—
Freddie Mac	—	—	3,945	3,945	3,945	—
SBA - 7(a)	971,069	20,669	51,737	1,043,475	84,795	90
Other	239,945	4,817	4,573	249,335	4,229	—
Total Loans, net	**$ 4,275,490**	**$ 389,099**	**$ 529,788**	**$ 5,194,377**	**$ 1,327,124**	**$ 90**
Percentage of loans outstanding	**82.3 %**	**7.5 %**	**10.2 %**	**100 %**	**25.5 %**	**— %**
December 31, 2024						
Bridge	$ 4,732,393	$ 93,078	$ 276,236	$ 5,101,707	$ 366,890	$ 88,396
Fixed rate	840,951	8,421	33,295	882,667	33,295	—
Construction	691,655	—	41,621	733,276	60,018	—
SBA - 7(a)	1,160,844	27,124	33,650	1,221,618	64,687	—
Other	361,804	2,665	4,473	368,942	1,871	973
Total Loans, net	**$ 7,787,647**	**$ 131,288**	**$ 389,275**	**$ 8,308,210**	**$ 526,761**	**$ 89,369**
Percentage of loans outstanding	**93.7 %**	**1.6 %**	**4.7 %**	**100 %**	**6.3 %**	**1.1 %**

In addition to delinquency rates, the current estimated LTV ratio, geographic distribution of the loan collateral and collateral concentration are primary credit quality indicators that provide insight into a borrower's capacity and willingness to meet its financial obligation. High LTV loans tend to have higher delinquency rates than loans where the borrower has equity in the collateral. The geographic distribution of the loan collateral considers factors such as the regional economy, property price changes and specific events such as natural disasters, which will affect credit quality. The collateral concentration of the loan portfolio considers economic factors or events may have a more pronounced impact on certain sectors or property types.

The table below presents quantitative information on the credit quality of loans, net.

										LTV[1]				
(in thousands)		0.0 – 20.0%		20.1 – 40.0%		40.1 – 60.0%		60.1 – 80.0%		80.1 – 100.0%		Greater than 100.0%	Total
December 31, 2025													
Bridge	$	1,463	$	29,207	$	188,215	$	1,235,997	$	906,428	$	497,149	$2,858,459
Fixed rate		19		23,042		294,209		308,158		17,368		8,325	651,121
Construction		11,162		14,708		84,525		147,776		49,540		80,331	388,042
Freddie Mac		—		—		—		3,945		—		—	3,945
SBA - 7(a)		13,516		58,812		148,369		305,993		158,710		358,075	1,043,475
Other		66,133		77,651		63,158		28,114		11,347		2,932	249,335
Total Loans, net	$	92,293	$	203,420	$	778,476	$	2,029,983	$	1,143,393	$	946,812	$5,194,377
Percentage of loans outstanding		1.8 %		3.9 %		15.0 %		39.1 %		22.0 %		18.2 %	100.0 %
December 31, 2024													
Bridge	$	—	$	103,364	$	553,768	$	3,230,535	$	471,137	$	742,903	$5,101,707
Fixed rate		1,348		29,799		379,043		446,246		26,231		—	882,667
Construction		27,973		4,725		90,615		160,507		17,892		431,564	733,276
SBA - 7(a)		14,222		65,279		184,965		354,891		219,371		382,890	1,221,618
Other		105,417		116,848		61,974		62,662		16,661		5,380	368,942
Total Loans, net	$	148,960	$	320,015	$	1,270,365	$	4,254,841	$	751,292	$	1,562,737	$8,308,210
Percentage of loans outstanding		1.8 %		3.9 %		15.3 %		51.2 %		9.0 %		18.8 %	100.0 %

(1) LTV is calculated by dividing the current UPB by the most recent collateral value received. The most recent value for performing loans is often the third-party as-is valuation utilized during the original underwriting process.

The table below presents the geographic concentration of loans, net, secured by real estate.

Geographic Concentration (% of UPB)	December 31, 2025	December 31, 2024
Texas	25.8 %	19.3 %
California	12.7	10.8
Arizona	9.2	7.7
Florida	8.9	7.9
Georgia	6.0	6.7
New York	3.7	4.8
Washington	3.1	3.1
North Carolina	2.0	4.0
Connecticut	1.8	1.3
New Jersey	1.8	1.7
Other	25.0	32.7
Total	**100.0%**	**100.0%**

The table below presents the collateral type concentration of loans, net.

Collateral Concentration (% of UPB)	December 31, 2025	December 31, 2024
Multi-family	56.6 %	60.1 %
SBA	20.1	14.6
Retail	4.7	4.1
Land	4.3	1.0
Industrial	4.0	4.8
Office	3.2	3.2
Mixed Use	3.0	9.5
Other	4.1	2.7
Total	**100.0 %**	**100.0 %**

The table below presents the collateral type concentration of SBA loans within loans, net.

Collateral Concentration (% of UPB)	December 31, 2025	December 31, 2024
Lodging	21.2 %	20.9 %
Grocery Stores	8.7	2.3
Eating Places	7.6	6.5
Child Day Care Services	5.2	5.7
General Freight Trucking, Local	4.4	3.0
Gasoline Service Stations	2.8	12.0
Offices of Physicians	2.3	3.7
Coin-Operated Laundries and Drycleaners	2.1	1.4
Car Washes	1.7	1.1
Funeral Service & Crematories	0.9	1.0
Other	43.1	42.4
Total	**100.0 %**	**100.0 %**

Allowance for credit losses

The allowance for credit losses consists of the allowance for losses on loans and lending commitments accounted for at amortized cost. Such loans and lending commitments are reviewed quarterly considering credit quality indicators, including probable and historical losses, collateral values, LTV ratios, and economic conditions.

The table below presents the allowance for loan losses by loan product and impairment methodology.

(in thousands)	Bridge	Fixed rate	Construction	SBA - 7(a)	Other	Total
December 31, 2025						
General	$ 7,921	$ 1,749	$ 587	$ 28,615	$ 1,427	$ 40,299
Specific	72,714	1,596	22,917	10,039	10,091	117,357
PCD	—	—	60,861	—	—	60,861
Ending balance	**$ 80,635**	**$ 3,345**	**$ 84,365**	**$ 38,654**	**$ 11,518**	**$ 218,517**
December 31, 2024						
General	$ 126,471	$ 3,156	$ 493	$ 18,825	$ 1,523	$ 150,468
Specific	43,974	1,958	137,812	3,262	631	187,637
PCD	—	—	1,834	—	—	1,834
Ending balance	**$ 170,445**	**$ 5,114**	**$ 140,139**	**$ 22,087**	**$ 2,154**	**$ 339,939**

The table below presents a summary of the changes in the allowance for loan losses.

(in thousands)	Bridge	Fixed rate	Construction	SBA - 7(a)	Other	Total
Year Ended December 31, 2025						
Beginning balance	$ 170,445	$ 5,114	$ 140,139	$ 22,087	$ 2,154	$ 339,939
Provision for (recoveries of) loan losses	(78,638)	547	60,591	24,816	11,256	18,572
PCD[1]	—	—	52,535	—	—	52,535
Time value of money adjustment	—	—	9,371	—	—	9,371
Charge-offs and sales	(11,172)	(2,316)	(178,271)	(8,859)	(1,892)	(202,510)
Recoveries	—	—	—	610	—	610
Ending balance	**$ 80,635**	**$ 3,345**	**$ 84,365**	**$ 38,654**	**$ 11,518**	**$ 218,517**
Year Ended December 31, 2024						
Beginning balance	$ 36,241	$ 13,598	$ 30,870	$ 17,867	$ 3,029	$ 101,605
Provisions for (recoveries of) loan losses	134,300	(4,364)	114,069	8,959	(809)	252,155
Charge-offs and sales	(96)	(4,120)	(4,800)	(5,511)	(66)	(14,593)
Recoveries	—	—	—	772	—	772
Ending balance	**$ 170,445**	**$ 5,114**	**$ 140,139**	**$ 22,087**	**$ 2,154**	**$ 339,939**

(1) Includes the impact of a measurement period adjustment related to the UDF IV Merger. Refer to Note 5 for further details on assets acquired and liabilities assumed in connection with the UDF Merger.

The table above excludes $7.1 million and $0.8 million of allowance for loan losses on unfunded lending commitments as of December 31, 2025 and December 31, 2024, respectively. Refer to Note 3 – Summary of Significant Accounting Policies for more information on accounting policies, methodologies and judgment applied to determine the allowance for loan losses and lending commitments.

Non-accrual loans

A loan is placed on nonaccrual status when it is probable that principal and interest will not be collected under the original contractual terms. At that time, interest income is no longer accrued.

The table below presents information on non-accrual loans.

(in thousands)	December 31, 2025		December 31, 2024	
Non-accrual loans				
With an allowance	$	1,290,859	$	509,752
Without an allowance		36,265		17,009
Total carrying value of non-accrual loans	$	1,327,124	$	526,761
Allowance for loan losses related to non-accrual loans	$	(133,750)	$	(125,218)
UPB of non-accrual loans	$	1,466,969	$	654,526
Interest income on non-accrual loans for the year ended	$	85,899	$	47,192

Loan modifications made to borrowers experiencing financial difficulty

In certain situations, the Company may provide loan modifications to borrowers experiencing financial difficulty. These modifications may include interest rate reductions, principal forgiveness, term extensions, and other-than-insignificant payment delays intended to minimize the Company's economic loss and to avoid foreclosure or repossession of collateral.

Year ended December 31, 2025. During the year ended December 31, 2025, the Company entered into 123 loan modifications with an aggregate carrying value of $838.2 million, or 16.1% of total loans, net. These modified loans include a combination of changes to the contractual terms which were in the form of interest rate reductions, term extensions and other-than-insignificant payment delays.

There were 20 loans with an aggregate carrying value of $195.1 million, or 3.7% of loans, net, that were modified to include both term extensions which ranged between 5 and 84 months with a weighted average of 14 months added to the original loan term and interest payment deferrals which ranged between 7 and 25 months with a weighted average of 12 months. There were 72 loans with an aggregate carrying value of $166.5 million, or 3.2% of loans, net that were modified to include interest payment deferrals which ranged between 1 and 38 months with a weighted average of 6 months and include payments for periods before the modification date. There were 21 loans with an aggregate carrying value of $134.1 million, or 2.6% of loans, net that were modified to include term extensions which ranged between 2 and 120 months with a weighted average of 19 months added to the original loan term. Included within these modifications were 2 SBA loans with an aggregate carrying value of $0.7 million with a 120 month term extension, which is included in the range mentioned above. There were 3 loans with an aggregate carrying value of $125.9 million, or 2.4% of loans, net that were modified to include both term extensions which ranged between 4 and 24 months with a weighted average of 12 months added to the original loan term and interest rate reductions which range between SOFR + 5.50% to SOFR + 3.00% from May 2025 to October 2027. There were 3 loans with an aggregate carrying value of $82.7 million, or 1.6% of loans, net that were assumed by new borrowers and modified to include both term extensions which ranged between 19 and 32 months with a weighted average of 25 months added to the original loan term and interest payment deferrals which ranged between 10 and 24 months with a weighted average of 16 months. There were 2 loans with an aggregate carrying value of $78.4 million, or 1.5% of loans, net that were assumed by new borrowers and modified to include term extensions which ranged between 18 and 35 months with a weighted average of 28 months added to the original loan term. There was 1 loan with a carrying value of $30.2 million, or 0.6% of loans, net that was modified to include both a 26 month interest payment deferral and an interest rate reduction from SOFR + 3.60% to a fixed rate of 6.0% from June 2024 to December 2025, 6.25% from January 2026 to December 2026, and 6.5% from January 2027 to September 2027. There was 1 loan with a carrying value of $25.3 million, or 0.5% of loans, net that was modified to include a 12 month term extension added to the original loan term, a 7 month interest payment deferral, and an interest rate reduction from SOFR + 5.75% to SOFR + 3.50% from June 2025 to March 2026. Interest payment deferral payment modifications generally include the reduction of interest payments to equal excess net operating income with the difference between the original rate and the interest collected due at maturity. In most cases, default interest is waived.

During the year ended December 31, 2025, $13.6 million of total capital was invested by the borrowers, substantially all in the form of payments in contribution to various reserve accounts.

Year ended December 31, 2024. During the year ended December 31, 2024, the Company entered into 65 loan modifications with an aggregate carrying value of $1.0 billion, or 12.4% of total loans, net. These modified loans include a combination of changes to the contractual terms which were in the form of term extensions, other-than-insignificant payment delays, and interest reductions.

There were 30 loans with an aggregate carrying value of $688.8 million, or 8.2% of loans, net that were modified to include both term extensions and interest payment deferrals. The term extensions ranged between 3 and 125 months with a weighted average of 16 months added to the original loan term. Included within these modifications was 1 SBA loan with a carrying value of less than $0.1 million with a 125 month term extension, which is included in the range mentioned above. Interest payment deferrals ranged between 7 and 38 months with a weighted average of 19 months and include payments for periods before the modification date. There were 8 loans with an aggregate carrying value of $137.0 million, or 1.7% of loans, net that were modified to include interest payment deferrals which ranged between 7 and 25 months with a weighted average of 15 months and include payments for periods before the modification date. There was 1 loan with a carrying value of $73.9 million, or 0.9% of loans, net that was modified to include both an 18 month term extension added to the original loan term and an interest rate reduction from SOFR + 3.25% to a fixed rate of 6.0% from June 2024 to December 2024 and 6.5% from January 2025 to July 2025. There was 1 loan with a carrying value of $62.7 million, or 0.8% of loans, net that was modified to include an 18 month term extension added to the original loan term, a 22 month interest payment deferral, and an interest rate reduction from SOFR + 3.30% to SOFR + 0.50% from October 2024 to August 2025 and to SOFR + 1.00% from September 2025 to August 2026. There were 24 loans with an aggregate carrying value of $58.4 million, or 0.7% of loans, net that were modified to include term extensions which ranged between 2 and 120 months with a weighted average of 13 months added to the original loan term. Included within these modifications was 1 SBA loan with a carrying value of less than $0.1 million with a 120 month term extension, which is included in the range mentioned above. There was 1 loan with a carrying value of $10.4 million, or 0.1% of loans, net that was modified to include an interest rate reduction from SOFR + 5.00% to a fixed rate of 6.0% effective June 2024. Interest payment deferral payment modifications generally include the reduction of interest payments to equal excess net operating income with the difference between the original rate and the interest collected due at maturity. In most cases, cash management accounts are set up for the loans and default interest is waived.

During the year ended December 31, 2024, $12.2 million of total capital was invested by the borrowers, substantially all in the form of payment towards past due interest, principal or contribution to various reserve accounts.

The remaining elements of the Company's modification programs are generally considered insignificant and do not have a material impact on financial results.

Allowance for loan losses. The Company's allowance for loan losses reflects estimates of expected life-time loan losses, which considers historical loan losses including losses from modified loans to borrowers experiencing financial difficulty. The Company continues to estimate the allowance for loan losses after modification using loan-specific inputs. A majority of the modified loans during the year ended December 31, 2025 were performing in accordance with the modified contractual terms however, $522.3 million were on nonaccrual status regarding the ultimate collectability of the contractually due principal and interest. Substantially all of the modified loans during the year ended December 31, 2024 were on accrual status and performing in accordance with the modified contractual terms.

Loans with modifications disclosed in the previous twelve months are performing in accordance with their modified terms as of December 31, 2025, except for 56 loans with a carrying value of $145.0 million which did not make payments in accordance with their modified terms during the three months ended December 31, 2025.

On loans for which the Company determines foreclosure of the collateral is probable, expected losses are measured based on the difference between the fair value of the collateral and the amortized cost basis of the loan as of the measurement date. As of December 31, 2025 and December 31, 2024, the Company's total carrying amount of loans in the foreclosure process was $17.9 million and $8.4 million, respectively.

Lending commitments. For the years ended December 31, 2025 and December 31, 2024, lending commitments to borrowers experiencing financial difficulty for which the Company has modified the loan terms were $36.9 million and $20.9 million, respectively.

PCD loans

On March 13, 2025, the Company acquired PCD loans in connection with the UDF IV Merger. Subsequent to the determination of the preliminary purchase price allocation, based on updated valuations obtained, the Company recorded a measurement period adjustment of $36.3 million to increase the PCD allowance. Refer to Note 5 for further details on assets acquired and liabilities assumed in connection with the UDF IV Merger. The table below presents a reconciliation of the Company's purchase price with the par value of the purchased loans.

(in thousands)	Preliminary Purchase Price Allocation		Measurement Period Adjustments		Updated Purchase Price Allocation
UPB	$	200,729	$	(37,205)	$ 163,524
Allowance for credit losses		(16,626)		(36,291)	(52,917)
Non-credit discount		(87,141)		48,456	(38,685)
Purchase price of loans classified as PCD	**$**	**96,962**	**$**	**(25,040)**	**$ 71,922**

The Company did not acquire any PCD loans during the three months ended December 31, 2025 or December 31, 2024.

Note 7. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP has a three-level hierarchy that prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is impacted by a number of factors, including the type of investment, the characteristics specific to the investment, and the state of the marketplace (including the existence and transparency of transactions between market participants). The Company's valuation techniques for financial instruments use observable and unobservable inputs. Investments with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Investments measured and reported at fair value are classified and disclosed into one of the following categories:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company has the ability to access.

Level 2 — Pricing inputs are other than quoted prices in active markets, including, but not limited to, quoted prices for similar assets and liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 — One or more pricing inputs is significant to the overall valuation and unobservable. Significant unobservable inputs are based on the best information available in the circumstances, to the extent observable inputs are not available, including the Company's own assumptions used in determining the fair value of financial instruments. Fair value for these investments is determined using valuation methodologies that consider a range of factors including, but not limited to, the price at which the investment was acquired, the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current and projected operating performance, and financing transactions subsequent to the acquisition of the investment. The inputs into the determination of fair value require significant management judgment.

Valuation techniques of Level 3 investments vary by instrument type, but are generally based on an income, market or cost-based approach. The income approach predominantly considers discounted cash flows which is the measure of expected future cash flows in a default scenario, implied by the value of the underlying collateral, where applicable, and current performance whereas the market-based approach predominantly considers pull-through rates, industry multiples and the UPB. Fair value measurements of loans are sensitive to changes in assumptions regarding prepayments, probability of default, loss severity in the event of default, forecasts of home prices, and significant activity or developments in the real estate market.

Contingent consideration primarily consists of CVRs issued pursuant to the UDF IV Merger. Pursuant to the Contingent Value Rights Agreement, dated as of March 13, 2025, by and among the Company and Computershare Inc. and its affiliate Computershare Trust Company, N.A., on the issuance date following the end of each CVR accrual period, the Company will issue to the CVR holders, with respect to each CVR, a number of shares of Company common stock equal to 60% of any cash proceeds received between October 1, 2024 and December 31, 2028 from select loans in excess of the outstanding amounts of such loans and net of certain costs, divided by the Company's tangible book value per share, with cash being paid in lieu of any fractional shares of Company common stock otherwise due to such holder. In addition, each CVR holder will be entitled to receive (i) an amount in cash equal to the amount of any dividends or other distributions paid with respect to the number of whole shares of Company common stock received by such holder in respect of such holder's CVRs and having a record date on or after the Effective Time and a payment date prior to the issuance date of such shares of Company common stock (the "Catch-up Dividend Amount") or (ii) a number of shares of Company common stock equal to (A) the Catch-up Dividend Amount, divided by (B) the most recently publicly reported tangible book value per share of Company common stock immediately preceding the issuance date of such shares of Company common stock and (y) the amount of any dividends or other distributions payable with respect to such shares of Company common stock and having a record date prior to the issuance date of such Company common stock and a payment date on or after the relevant issuance date of such Company common stock. The fair value of the contingent consideration in connection with the UDF IV Merger was determined using a discounted cash flow model which is based on Level 3 inputs, including estimates of future cash proceeds generated from the underlying collateral of such loans and discount rate. Fair value measurements of the contingent consideration liability are sensitive to changes in assumptions related to future cash proceeds and discount rate.

As of December 31, 2025, the CVRs associated with the closing of the UDF IV Merger were valued at approximately $18.2 million or $1.42 per CVR.

In addition, the fair value of certain contingent consideration in connection with mergers and acquisitions was determined using a Monte Carlo simulation model which considers various potential results based on Level 3 inputs, including management's latest estimates of future operating results. Fair value measurements of the contingent consideration liability are sensitive to changes in assumptions related to earnings before tax, discount rate and risk-free rate of return.

The final purchase price allocation associated with the closing of the Mosaic Mergers valued the contingent equity rights at approximately $25.0 million or $0.83 per contingent equity right. On March 17, 2025, the contingent equity rights expired with an aggregate consideration of zero.

In certain cases, the inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The table below presents financial instruments carried at fair value on a recurring basis.

(in thousands)		Level 1		Level 2		Level 3		Total
December 31, 2025								
Assets:								
Money market funds [1]	$	136,496	$	—	$	—	$	136,496
Loans, net		—		—		737		737
Loans, held for sale		—		73,094		—		73,094
PPP loans [2]		—		208		—		208
MBS		—		34,501		—		34,501
Derivative instruments		—		6,740		—		6,740
Investment in unconsolidated joint ventures		—		—		5,737		5,737
Preferred equity investment [3]		—		—		79,887		79,887
Receivable from third party [2]		—		—		12,360		12,360
Total assets	$	136,496	$	114,543	$	98,721	$	349,760
Liabilities:								
Derivative instruments		—		1,432		—		1,432
Contingent consideration		—		—		18,698		18,698
Total liabilities	$	—	$	1,432	$	18,698	$	20,130
December 31, 2024								
Assets:								
Money market funds [1]	$	86,637	$	—	$	—	$	86,637
Loans, net		—		—		3,533		3,533
Loans, held for sale		—		125,781		2,750		128,531
PPP loans [2]		—		1,340		—		1,340
MBS		—		31,006		—		31,006
Derivative instruments		—		7,963		—		7,963
Investment in unconsolidated joint ventures		—		—		6,577		6,577
Preferred equity investment [3]		—		—		92,810		92,810
Total assets	$	86,637	$	166,090	$	105,670	$	358,397
Liabilities:								
Derivative instruments		—		352		—		352
Contingent consideration		—		—		573		573
Total liabilities	$	—	$	352	$	573	$	925

(1) Money market funds are included in cash and cash equivalents on the consolidated balance sheets
(2) Asset is included in other assets on the consolidated balance sheets
(3) Preferred equity investment held through consolidated joint ventures is included in assets of consolidated VIEs on the consolidated balance sheets

The table below presents the valuation techniques and significant unobservable inputs used to value Level 3 financial instruments, using third party information without adjustment.

(in thousands)	Fair Value	Predominant Valuation Technique [1]	Type	Range	Weighted Average
December 31, 2025					
Assets:					
Investment in unconsolidated joint ventures	$ 5,737	Income Approach	Discount rate	9.0%	9.0%
Preferred equity investment	79,887	Income Approach	Discount rate	12.0%	12.0%
Receivable from third party	12,360	Income Approach	Debt Yield | Capitalization Rate	7.3% | 6.0%	7.3% | 6.0%
Total assets	**$ 97,984**				
Liabilities:					
Contingent consideration- Madison One	$ 526	Monte Carlo Simulation Model	Net income volatility | Risk-adjusted discount rate	64.0% | 50.8%	64.0% | 50.8%
Contingent consideration - UDF	18,172	Distributable Cash Flow Approach	Discount factor	18.0%	18.0%
Total liabilities	**$ 18,698**				
December 31, 2024					
Assets:					
Investment in unconsolidated joint ventures	$ 6,577	Income Approach	Discount rate	9.0%	9.0%
Preferred equity investment	92,810	Income Approach	Discount rate	12.0%	12.0%
Total assets	**$ 99,387**				
Liabilities:					
Contingent consideration- Madison One	$ 573	Monte Carlo Simulation Model	Net income volatility | Risk-adjusted discount rate	66.0% | 44.3%	66.0% | 44.3%
Total liabilities	**$ 573**				

(1) Prices are weighted based on the UPB of the loans and securities included in the range for each class.

Included within Level 3 assets of $98.7 million as of December 31, 2025 and $105.7 million as of December 31, 2024, is $0.7 million and $6.3 million, respectively, of transaction prices in which quantitative unobservable inputs are not developed by the Company when measuring fair value.

The table below presents a summary of changes in fair value for Level 3 assets and liabilities.

(in thousands)	Year Ended December 31,			
		2025		**2024**
Assets:				
Loans, net				
Beginning balance	$	3,533	$	9,348
Purchases or Originations		—		383
Sales / Principal payments		(1,385)		—
Unrealized gains (losses), net		(1,411)		(1,021)
Mergers and acquisitions [2]		—		4,851
Transfer to (from) Level 3		—		(10,028)
Ending balance	$	**737**	$	**3,533**
Loans, held for sale				
Beginning balance		2,750		—
Sales / Principal payments		—		(4,009)
Unrealized gains (losses), net		10		(2,386)
Transfer to (from) Level 3		(2,760)		9,145
Ending balance	$	**—**	$	**2,750**
Investment in unconsolidated joint ventures				
Beginning balance		6,577		7,360
Unrealized gains (losses), net		(840)		(783)
Ending balance	$	**5,737**	$	**6,577**
Preferred equity investment [1]				
Beginning balance		92,810		108,423
Unrealized gains (losses), net		(12,923)		(15,613)
Ending balance	$	**79,887**	$	**92,810**
Receivable from third party				
Beginning balance		—		—
Additions		12,360		—
Ending balance	$	**12,360**	$	**—**
Total assets				
Beginning balance		105,670		125,131
Purchases or Originations		—		383
Additions		12,360		—
Sales / Principal payments		(1,385)		(4,009)
Unrealized gains (losses), net		(15,164)		(19,803)
Mergers and acquisitions [2]		—		4,851
Transfer to (from) Level 3		(2,760)		(883)
Ending balance	$	**98,721**	$	**105,670**
Liabilities:				
Contingent consideration				
Beginning balance		573		7,628
Realized (gains) losses, net		—		(9,109)
Unrealized (gains) losses, net		2,716		(1,872)
Mergers and acquisitions [2]		15,409		3,926
Ending balance	$	**18,698**	$	**573**

(1) Preferred equity investment held through consolidated joint ventures is included in assets of consolidated VIE's on the consolidated balance sheets.
(2) Includes assets acquired and liabilities assumed as a result of the UDF IV Merger in 2025 and the Funding Circle Acquisition in 2024. Refer to Note 5 for further details on assets acquired and liabilities assumed in connection with the UDF IV Merger and Funding Circle Acquisition.

The Company's policy is to recognize transfers in and transfers out as of the end of the period of the event or the date of the change in circumstances that caused the transfer. Transfers between Level 2 and Level 3 generally relate to whether there were changes in the significant relevant observable and unobservable inputs that are available for the fair value measurements of such financial instruments.

Financial instruments not carried at fair value

The table below presents the carrying value and estimated fair value of financial instruments that are not carried at fair value and are classified as Level 3.

| (in thousands) | December 31, 2025 | | December 31, 2024 | |
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets:				
Loans, net	$ 5,193,640	$ 5,022,286	$ 8,304,677	$ 8,426,700
Loans, held for sale	637,833	637,833	113,095	113,095
Servicing rights	126,279	143,179	128,440	141,513
Total assets	$ 5,957,752	$ 5,803,298	$ 8,546,212	$ 8,681,308
Liabilities:				
Secured borrowings	2,788,926	2,788,926	2,035,176	2,035,176
Securitized debt obligations of consolidated VIEs, net	1,174,785	1,150,551	3,580,513	3,532,765
Senior secured notes, net	722,729	711,705	437,847	421,427
Guaranteed loan financing	524,091	550,556	691,118	724,747
Corporate debt, net	652,487	617,477	895,265	865,380
Total liabilities	$ 5,863,018	$ 5,819,215	$ 7,639,919	$ 7,579,495

As of both December 31, 2025 and December 31, 2024, other assets and accounts payable and accrued liabilities are not carried at fair value but generally approximate fair value. Further details are presented in Note 18 – Other Assets and Other Liabilities.

Note 8. Servicing Rights

The Company performs servicing activities for third parties, which primarily include collecting principal, interest and other payments from borrowers, remitting the corresponding payments to investors and monitoring delinquencies. The Company's servicing fees are specified by pooling and servicing agreements.

The table below presents information about servicing rights at amortized cost.

| (in thousands) | Year Ended December 31, | |
	2025	2024
SBA		
Beginning net carrying amount	$ 39,227	$ 29,536
Additions	12,236	16,889
Amortization	(6,971)	(5,103)
Recovery (impairment)	(3,436)	(2,095)
Ending net carrying amount	$ 41,056	$ 39,227
Multi-family		
Beginning net carrying amount	67,996	73,301
Additions	5,447	6,277
Amortization	(12,112)	(11,582)
Ending net carrying amount	$ 61,331	$ 67,996
USDA		
Beginning net carrying amount	16,465	—
Additions	8,085	17,987
Amortization	(2,811)	(1,419)
Recovery (impairment)	(1,119)	(103)
Ending net carrying amount	$ 20,620	$ 16,465
Small business loans		
Beginning net carrying amount	4,752	—
Additions	1,990	6,422
Amortization	(2,972)	(1,670)
Impairment	(498)	—
Ending net carrying amount	$ 3,272	$ 4,752
Total servicing rights	$ 126,279	$ 128,440

The Company's servicing rights are carried at amortized cost and evaluated quarterly for impairment. The Company estimates the fair value of these servicing rights by using a combination of internal models and data provided by third-party valuation experts. The assumptions used in the Company's internal models include forward prepayment rates, forward default rates, discount rates, and servicing expenses.

The Company's models calculate the present value of expected future cash flows utilizing assumptions that it believes are used by market participants. Forward prepayment rates, forward default rates and discount rates are derived from historical experiences adjusted for prevailing market conditions. Components of the estimated future cash flows include servicing fees, late fees, other ancillary fees and cost of servicing.

The table below presents additional information about servicing rights at amortized cost.

(in thousands)	As of December 31, 2025		As of December 31, 2024	
	UPB	Carrying Value	UPB	Carrying Value
SBA	$ 1,916,211	$ 41,056	$ 1,779,233	$ 39,227
Multi-family	6,318,735	61,331	6,160,486	67,996
USDA	699,779	20,620	599,362	16,465
Small business loans	419,016	3,272	494,609	4,752
Total	**$ 9,353,741**	**$ 126,279**	**$ 9,033,690**	**$ 128,440**

The table below presents significant assumptions used in the estimated valuation of servicing rights at amortized cost.

	December 31, 2025			December 31, 2024		
	Range of input values		Weighted Average	Range of input values		Weighted Average
SBA						
Forward prepayment rate	6.0 % -	21.6 %	9.8 %	9.9 % -	21.6 %	10.6 %
Forward default rate	0.0 % -	3.8 %	1.3 %	0.0 % -	6.8 %	6.6 %
Discount rate	7.4 % -	19.0 %	11.9 %	11.9 % -	21.8 %	12.2 %
Servicing expense	0.4 % -	0.4 %	0.4 %	0.4 % -	0.4 %	0.4 %
Multi-family						
Forward prepayment rate	0.0 % -	7.6 %	7.3 %	0.0 % -	7.3 %	6.7 %
Forward default rate	0.0 % -	0.2 %	0.1 %	0.0 % -	1.0 %	0.6 %
Discount rate	5.2 % -	5.2 %	5.2 %	5.5 % -	6.0 %	5.8 %
Servicing expense	0.0 % -	0.8 %	0.1 %	0.0 % -	0.8 %	0.1 %
USDA						
Forward prepayment rate	5.5 % -	16.9 %	12.1 %	12.2 % -	12.2 %	12.2 %
Discount rate	4.9 % -	6.0 %	5.8 %	4.9 % -	5.2 %	5.1 %
Servicing expense	0.1 % -	0.3 %	0.2 %	0.1 % -	0.3 %	0.2 %
Small business loans						
Discount rate	6.0 % -	6.0 %	6.0 %	6.0 % -	6.0 %	6.0 %
Servicing expense	0.5 % -	0.5 %	0.5 %	0.5 % -	0.5 %	0.5 %

Assumptions can change between and at each reporting period as market conditions and projected interest rates change.

The table below presents the possible impact of 10% and 20% adverse changes to key assumptions on servicing rights.

(in thousands)		December 31, 2025		December 31, 2024
SBA				
Forward prepayment rate				
Impact of 10% adverse change	$	(1,228)	$	(1,273)
Impact of 20% adverse change	$	(2,390)	$	(2,473)
Forward default rate				
Impact of 10% adverse change	$	(199)	$	(192)
Impact of 20% adverse change	$	(396)	$	(382)
Discount rate				
Impact of 10% adverse change	$	(1,356)	$	(1,349)
Impact of 20% adverse change	$	(2,621)	$	(2,605)
Servicing expense				
Impact of 10% adverse change	$	(2,697)	$	(2,545)
Impact of 20% adverse change	$	(5,394)	$	(5,091)
Multi-family				
Forward prepayment rate				
Impact of 10% adverse change	$	(470)	$	(530)
Impact of 20% adverse change	$	(923)	$	(1,041)
Forward default rate				
Impact of 10% adverse change	$	(28)	$	(14)
Impact of 20% adverse change	$	(56)	$	(28)
Discount rate				
Impact of 10% adverse change	$	(1,852)	$	(2,132)
Impact of 20% adverse change	$	(3,625)	$	(4,161)
Servicing expense				
Impact of 10% adverse change	$	(2,422)	$	(2,519)
Impact of 20% adverse change	$	(4,845)	$	(5,037)
USDA				
Forward prepayment rate				
Impact of 10% adverse change	$	(1,066)	$	(958)
Impact of 20% adverse change	$	(2,040)	$	(1,829)
Discount rate				
Impact of 10% adverse change	$	(526)	$	(399)
Impact of 20% adverse change	$	(1,027)	$	(782)
Servicing expense				
Impact of 10% adverse change	$	(797)	$	(681)
Impact of 20% adverse change	$	(1,593)	$	(1,362)
Small business loans				
Discount rate				
Impact of 10% adverse change	$	(15)	$	(28)
Impact of 20% adverse change	$	(29)	$	(58)
Servicing expense				
Impact of 10% adverse change	$	(280)	$	(300)
Impact of 20% adverse change	$	(560)	$	(600)

The table below presents estimated future amortization expense for servicing rights.

(in thousands)		December 31, 2025
2026	$	22,948
2027		19,366
2028		16,175
2029		14,138
2030		12,428
Thereafter		41,224
Total	$	**126,279**

Note 9. Discontinued Operations and Assets and Liabilities Held for Sale

In the fourth quarter of 2023, the Board approved a plan to strategically shift the Company's core focus to LMM commercial real estate lending and small business loans, which contemplates the disposition of assets and liabilities of the Company's Residential Mortgage Banking segment. Accordingly, the then Residential Mortgage Banking segment met the criteria to be classified as held for sale on the consolidated balance sheets, presented as discontinued operations on the consolidated statements of operations, and excluded from continuing operations for all periods presented. In the second and fourth quarters of 2024, the Company sold $4.7 billion and $2.9 billion of residential mortgage servicing rights for net proceeds of $61.8 million and $47.4 million, respectively, as part of the Company's disposition of its Residential Mortgage Banking segment. In the first quarter of 2025, the Company sold $4.2 billion of residential mortgage servicing rights for net proceeds of $9.8 million. The Company completed the disposition of its Residential Mortgage Banking segment effective on June 30, 2025 through the sale of all of the issued and outstanding equity of GMFS, LLC. The aggregate consideration consists of approximately $3.5 million paid at closing, as adjusted for closing and other costs related to the disposition and subject to customary post-closing adjustments, plus certain deferred payments related to the sale of MSRs and an earnout opportunity not to exceed $5.5 million in the approximately 30 months after closing based on the performance of the sold business.

The table below presents the assets and liabilities of the Residential Mortgage Banking segment classified as held for sale.

(in thousands)		December 31, 2025		December 31, 2024
Assets				
Cash and cash equivalents	$	—	$	24,328
Restricted cash		—		5,464
Loans, net		—		222
Loans, held for sale		—		158,152
Loans eligible for repurchase from Ginnie Mae		—		14,107
Servicing rights[1]		—		55,582
Other assets		—		29,740
Total Assets	$	—	$	287,595
Liabilities				
Secured borrowings	$	—	$	190,333
Liabilities for loans eligible for repurchase from Ginnie Mae		—		14,107
Derivative instruments		—		1,443
Accounts payable and other accrued liabilities		—		22,852
Total Liabilities	$	—	$	228,735

(1) Servicing rights are Level 3 assets that had been measured at fair value using the income approach valuation technique. Refer to Note 7- Fair value measurements for further details.

The table below presents the operating results of the Residential Mortgage Banking segment presented as discontinued operations.

			For the Year Ended December 31,			
(in thousands)		2025		2024		2023
Interest income	$	4,693	$	9,432	$	7,148
Interest expense		(4,515)		(11,502)		(7,655)
Net interest income (expense)	$	178	$	(2,070)	$	(507)
Non-interest income						
Residential mortgage banking activities		20,399		35,966		33,439
Net realized gain (loss) on financial instruments		9,832		24,602		—
Net unrealized gain (loss) on financial instruments		(8,952)		(40,394)		(15,426)
Servicing income, net of amortization and impairment		1,776		30,411		37,181
Other income		8		15		47
Total non-interest income	$	23,063	$	50,600	$	55,241
Non-interest expense						
Employee compensation and benefits		(6,391)		(20,531)		(19,177)
Variable expenses on residential mortgage banking activities		(13,599)		(32,139)		(21,822)
Professional fees		(827)		(1,588)		(641)
Loan servicing expense		(3,702)		(9,567)		(10,130)
Other operating expenses		(3,483)		(9,237)		(6,743)
Total non-interest expense	$	(28,002)	$	(73,062)	$	(58,513)
Loss from discontinued operations before income tax benefit		(4,761)		(24,532)		(3,779)
Loss from disposal of discontinued operations before income tax benefit		(2,183)		—		—
Net loss from discontinued operations before income tax benefit	$	(6,944)	$	(24,532)	$	(3,779)
Income tax benefit		1,736		6,133		945
Net loss from discontinued operations	$	(5,208)	$	(18,399)	$	(2,834)

Note 10. Secured Borrowings

The table below presents certain characteristics of secured borrowings.

Lenders [1]	Asset Class	Current Maturity [2]	Pricing [3]	Facility Size	Pledged Assets Carrying Value	Carrying Value at December 31, 2025	Carrying Value at December 31, 2024
3	SBA loans	February 2026 to June 2027	SOFR + 2.57% Prime - 0.82%	$ 335,000	$ 370,281	$ 307,522	$ 250,601
1	LMM loans - USD	February 2026	SOFR + 1.35%	80,000	16,556	16,425	35,931
1	LMM loans - Non-USD [4]	January 2027	EURIBOR + 3.00%	58,696	37,123	29,965	30,513
2	USDA loans	June 2027 - August 2028	SOFR + 2.78%	198,500	27,707	31,204	—
Total borrowings under credit facilities and other financing agreements				**$ 672,196**	**$ 451,667**	**$ 385,116**	**$ 317,045**
9	LMM loans	March 2026 - September 2028	SOFR + 2.85%	3,525,000	3,337,969	2,277,028	1,482,085
5	MBS	January 2026 - June 2026	5.62%	126,782	222,614	126,782	236,046
Total borrowings under repurchase agreements				**$ 3,651,782**	**$ 3,560,583**	**$ 2,403,810**	**$ 1,718,131**
Total secured borrowings				**$ 4,323,978**	**$ 4,012,250**	**$ 2,788,926**	**$ 2,035,176**

(1) Represents the total number of facility lenders.
(2) Current maturity does not reflect extension options available beyond original commitment terms.
(3) Asset class pricing is determined using an index rate plus a weighted average spread.
(4) Non-USD denominated credit facilities and repurchase agreements have been converted into USD for purposes of this disclosure.

In the table above, the agreements governing secured borrowings require maintenance of certain financial and debt covenants. As of both December 31, 2025 and December 31, 2024, certain financing counterparties covenants calculations were amended to exclude the PPPLF from certain covenant calculations. As of both December 31, 2025 and December 31, 2024 the Company was in compliance with all debt and financial covenants.

The table below presents the carrying value of collateral pledged with respect to secured borrowings outstanding.

(in thousands)	Pledged Assets Carrying Value December 31, 2025	Pledged Assets Carrying Value December 31, 2024
Collateral pledged - borrowings under credit facilities and other financing agreements		
Loans, held for sale	$ 28,516	$ 36,249
Loans, net	423,151	351,443
Total	**$ 451,667**	**$ 387,692**
Collateral pledged - borrowings under repurchase agreements		
Loans, net	2,284,251	2,036,311
MBS	34,501	21,729
Retained interest in assets of consolidated VIEs	188,113	436,617
Loans, held for sale	506,883	81,708
Real estate acquired in settlement of loans	546,835	127,828
Total	**$ 3,560,583**	**$ 2,704,193**
Total collateral pledged on secured borrowings	**$ 4,012,250**	**$ 3,091,885**

Note 11. Senior Secured Notes and Corporate Debt, net

Senior secured notes, net
ReadyCap Holdings, LLC ("ReadyCap Holdings") 4.50% senior secured notes due 2026. On October 20, 2021, ReadyCap Holdings, an indirect subsidiary of the Company, completed the offer and sale of $350.0 million of its 4.50% Senior Secured Notes due 2026 (the "2026 Senior Secured Notes"). The 2026 Senior Secured Notes are fully and unconditionally guaranteed by the Company, each direct parent entity of ReadyCap Holdings, and other direct or indirect subsidiaries of the Company from time to time that is a direct parent entity of Sutherland Asset III, LLC or otherwise pledges collateral to secure the 2026 Senior Secured Notes (collectively, the "2026 SSN Guarantors").

ReadyCap Holdings' and the 2026 SSN Guarantors' respective obligations under the 2026 Senior Secured Notes are secured by a perfected first-priority lien on certain capital stock and assets (collectively, the "2026 SSN Collateral") owned by certain subsidiaries of the Company.

The 2026 Senior Secured Notes are redeemable by ReadyCap Holdings' following a non-call period, through the payment of the outstanding principal balance of the 2026 Senior Secured Notes plus a "make-whole" or other premium that decreases the closer the 2026 Senior Secured Notes are to maturity. ReadyCap Holdings is required to offer to repurchase the 2026 Senior Secured Notes at 101% of the principal balance of the 2026 Senior Secured Notes in the event of a change in control and a downgrade of the rating on the 2026 Senior Secured Notes in connection therewith, as set forth more fully in the note purchase agreement governing the 2026 Senior Secured Notes.

The 2026 Senior Secured Notes were issued pursuant to a note purchase agreement, which contains certain customary negative covenants and requirements relating to the collateral and the Company, ReadyCap Holdings, and the 2026 SSN Guarantors, including maintenance of minimum liquidity, minimum tangible net worth, maximum debt to net worth ratio and limitations on transactions with affiliates.

ReadyCap Holdings 9.375% senior secured notes due 2028. On February 21, 2025, ReadyCap Holdings completed the offer and sale of $220.0 million of its 9.375% Senior Secured Notes due 2028 (the "2028 Senior Secured Notes" and, with the 2026 Senior Secured Notes, collectively, the "Senior Secured Notes") for net proceeds of $216.7 million before expenses. The 2028 Senior Secured Notes are fully and unconditionally guaranteed by the Company and other direct or indirect subsidiaries of the Company from time to time that pledge collateral to secure the 2028 Senior Secured Notes (collectively, the "2028 SSN Guarantors").

ReadyCap Holdings' and the 2028 SSN Guarantors' respective obligations under the 2028 Senior Secured Notes are secured by a perfected first-priority lien on certain capital stock and assets (collectively, the "2028 SSN Collateral") owned by certain subsidiaries of the Company.

The 2028 Senior Secured Notes are redeemable by ReadyCap Holdings following a non-call period, through the payment of the outstanding principal balance of the 2028 Senior Secured Notes plus a "make-whole" or other premium that decreases the closer the 2028 Senior Secured Notes are to maturity. ReadyCap Holdings is required to offer to repurchase the 2028 Senior Secured Notes at 101% of the principal balance of the 2028 Senior Secured Notes in the event of a change in control and a downgrade of the rating on the 2028 Senior Secured Notes in connection therewith, as set forth more fully in the note purchase agreement governing the 2028 Senior Secured Notes.

The 2028 Senior Secured Notes were issued pursuant to a note purchase agreement, which contains certain customary negative covenants and requirements relating to the collateral and the Company, ReadyCap Holdings, and the 2028 SSN Guarantors, including maintenance of minimum tangible net worth, maximum debt to net worth ratio and limitations on transactions with affiliates.

On April 16, 2025, ReadyCap Holdings issued an additional $50.0 million in aggregate principal amount of its 2028 Senior Secured Notes for net proceeds of $49.3 million before expenses. The additional notes are fungible with and treated as a single series of debt securities as the Company's 2028 Senior Secured Notes issued on February 21, 2025. The Company used the net proceeds from the issuance of the additional notes to repay its indebtedness and for general corporate purposes.

Ready Term Holdings, LLC ("Ready Term Holdings") term loan due 2029. On April 12, 2024, Ready Term Holdings, an indirect subsidiary of the Company, entered into a credit agreement which provides for a delayed draw term loan to the Company in an aggregate principal amount not to exceed $115.25 million (the "Term Loan"). The Term Loan is fully and unconditionally guaranteed by the Company and other direct or indirect subsidiaries of the Company from time to time that pledge collateral to secure the Term Loan (collectively, the "Term Loan Guarantors").

Ready Term Holdings' and the Term Loan Guarantors' respective obligations under the Term Loan are secured by a perfected first-priority lien on certain capital stock and assets (collectively, the "Term Loan Collateral") owned by certain subsidiaries of the Company.

The Term Loan matures on April 12, 2029, and may be drawn at any time on or prior to January 12, 2025, subject to the satisfaction of customary conditions. The Company borrowed $75.0 million in connection with the initial closing of the Term Loan. On August 19, 2024, the Company borrowed an additional $20.0 million. The Term Loan bears interest on the outstanding principal amount thereof at a rate equal to (a) SOFR plus 5.50% per annum or (b) base rate plus 4.50% per annum; provided that if at any time the Term Loan is rated below investment grade, the interest rate shall increase to (x) SOFR plus 6.50% per annum or (y) base rate plus 5.50% per annum until the rating is no longer below investment grade. In connection with the entry into the credit agreement, the Company also agreed to pay certain upfront fees on the initial borrowing date. The Company will also pay, with respect to any unused portion of the Term Loan, a commitment fee of 1.00% per annum.

The Term Loan was issued pursuant to a credit agreement, which contains certain customary representations and warranties and affirmative and negative covenants and requirements relating to the collateral and the Company, Ready Term Holdings, and the Term Loan Guarantors, including maintenance of a minimum asset coverage ratio.

As of December 31, 2025, the Company was in compliance with all covenants with respect to the Senior Secured Notes and the Term Loan.

Corporate debt, net
The Company issues senior unsecured notes in public and private transactions. The notes are governed by a base indenture and supplemental indentures. Often, the notes are redeemable by us following a non-call period, through the payment of the outstanding principal balance plus a "make-whole" or other premium that typically decreases the closer the notes are to maturity. The Company often is required to offer to repurchase the notes, in some cases at 101% of the principal balance of the notes, in the event of a change in control or fundamental change pertaining to our company, as defined in the applicable supplemental indentures. The notes rank equal in right of payment to any of its existing and future unsecured and unsubordinated indebtedness; effectively junior in right of payment to any of its existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness, other liabilities (including trade payables) and (to the extent not held by us) preferred stock, if any, of our subsidiaries. The supplemental indentures governing the notes often contain customary negative covenants and financial covenants relating to maintenance of minimum liquidity, minimum tangible net worth, maximum debt to net worth ratio and limitations on transactions with affiliates.

In addition, in connection with the merger among the Company, Broadmark Realty Capital Inc. ("Broadmark"), and RCC Merger Sub, LLC, a wholly owned subsidiary of the operating partnership ("RCC Merger Sub"), in which Broadmark merged with and into RCC Merger Sub, with RCC Merger Sub remaining as a wholly owned subsidiary of the operating partnership (the "Broadmark Merger"), RCC Merger Sub assumed Broadmark's obligations on certain senior unsecured notes. The note purchase agreement governing these notes contains financial covenants that require compliance with leverage and coverage ratios and maintenance of minimum tangible net worth, as well as other customary affirmative and negative covenants.

As of December 31, 2025, the Company was in compliance with all covenants with respect to its Corporate debt.

The Debt ATM Agreement
On May 20, 2021, the Company entered into an At Market Issuance Sales Agreement (the "Sales Agreement") with B. Riley Securities, Inc. (the "Agent"), pursuant to which it may offer and sell, from time to time, up to $100.0 million of the Company's 6.20% Senior Notes due 2026 and 5.75% Senior Notes due 2026. Sales of such notes pursuant to the Sales Agreement, if any, may be made in transactions that are deemed to be "at the market offerings" as defined in Rule 415 under the Securities Act (the "Debt ATM Program"). The Agent is not required to sell any specific number of the notes, but the Agent will make all sales using commercially reasonable efforts consistent with its normal trading and sales practices on mutually agreed terms between the Agent and the Company. No such sales through the Debt ATM Program were made during the years ended December 31, 2025 or December 31, 2024, respectively.

The table below presents information about senior secured notes and corporate debt issued through public and private transactions.

(in thousands)	Coupon Rate	Maturity Date	December 31, 2025
Senior secured notes principal amount[1]	4.50 %	10/20/2026	$ 350,000
Senior secured notes principal amount[2]	9.375 %	3/1/2028	270,000
Term loan principal amount[3]	SOFR + 5.50%	4/12/2029	115,250
Unamortized discount			(1,890)
Unamortized deferred financing costs			(10,631)
Total senior secured notes, net			**$ 722,729**
Corporate debt principal amount[4]	5.50 %	12/30/2028	110,000
Corporate debt principal amount[5]	6.20 %	7/30/2026	67,437
Corporate debt principal amount[5]	5.75 %	2/15/2026	116,557
Corporate debt principal amount[6]	7.375 %	7/31/2027	100,000
Corporate debt principal amount[7]	5.00 %	11/15/2026	100,000
Corporate debt principal amount[8]	9.00 %	12/15/2029	129,371
Unamortized discount - corporate debt			(5,190)
Unamortized deferred financing costs - corporate debt			(1,938)
Junior subordinated notes principal amount[9]	SOFR + 3.10%	3/30/2035	15,000
Junior subordinated notes principal amount[10]	SOFR + 3.10%	4/30/2035	21,250
Total corporate debt, net			**$ 652,487**
Total carrying amount of debt			**$ 1,375,216**

(1) Interest on the senior secured notes is payable semiannually on April 20 and October 20 of each year.
(2) Interest on the senior secured notes is payable semiannually on March 1 and September 1 of each year.
(3) Interest on the term loan is payable quarterly on January 12, April 12, July 12 and October 12 of each year.
(4) Interest on the corporate debt is payable semiannually on June 30 and December 30 of each year.
(5) Interest on the corporate debt is payable quarterly on January 30, April 30, July 30, and October 30 of each year.
(6) Interest on the corporate debt is payable semiannually on January 31 and July 31 of each year.
(7) Interest on the corporate debt is payable semiannually on May 15 and November 15 of each year; assumed as part of the Broadmark Merger (as defined above).
(8) Interest on the corporate debt is payable quarterly on March 15, June 15, September 15, and December 15 of each year.
(9) Interest on the Junior subordinated notes I-A is payable quarterly on March 30, June 30, September 30, and December 30 of each year.
(10) Interest on the Junior subordinated notes I-B is payable quarterly on January 30, April 30, July 30, and October 30 of each year.

The table below presents the contractual maturities for senior secured notes and corporate debt.

(in thousands)	December 31, 2025
2026	$ 633,994
2027	100,000
2028	380,000
2029	244,621
2030	—
Thereafter	36,250
Total contractual amounts	**$ 1,394,865**
Unamortized deferred financing costs, discounts, and premiums, net	(19,649)
Total carrying amount of debt	**$ 1,375,216**

Note 12. Guaranteed Loan Financing

Participations or other partial loan sales which do not meet the definition of a participating interest remain as an investment in the consolidated balance sheets and the portion sold is recorded as guaranteed loan financing in the liabilities section of the consolidated balance sheets. For these partial loan sales, the interest earned on the entire loan balance is recorded as interest income and the interest earned by the buyer in the partial loan sale is recorded within interest expense in the accompanying consolidated statements of operations. Guaranteed loan financings are secured by loans of $524.3 million and $691.0 million as of December 31, 2025 and December 31, 2024, respectively.

The table below presents guaranteed loan financing and the related interest rates and maturity dates.

(in thousands)	Weighted Average Interest Rate	Range of Interest Rates	Range of Maturities (Years)	Ending Balance
December 31, 2025	7.97 %	1.45-12.75%	2026-2048	$ 524,091
December 31, 2024	8.69 %	1.45-10.00%	2025-2048	$ 691,118

The table below presents the contractual maturities of guaranteed loan financing.

(in thousands)		December 31, 2025
2026	$	298
2027		2,862
2028		4,709
2029		7,054
2030		9,531
Thereafter		499,637
Total	$	**524,091**

Note 13. Variable Interest Entities and Securitization Activities

In the normal course of business, the Company enters into certain types of transactions with entities that are considered to be VIEs. The Company's primary involvement with VIEs has been related to its securitization transactions in which it transfers assets to securitization vehicles, most notably trusts. The Company primarily securitizes its acquired and originated loans, which provides a source of funding and has enabled it to transfer a certain portion of economic risk on loans or related debt securities to third parties. The Company also transfers originated loans to securitization trusts sponsored by third parties, most notably Freddie Mac. Third-party securitizations are securitization entities in which it maintains an economic interest but does not sponsor. The entity that has a controlling financial interest in a VIE is referred to as the primary beneficiary and is required to consolidate the VIE. The majority of the VIE activity in which the Company is involved in are consolidated within its financial statements. Refer to Note 3 – Summary of Significant Accounting Policies for a discussion of accounting policies applied to the consolidation of the VIE and transfer of the loans in connection with the securitization.

Consolidated VIEs

The Company consolidates variable interests held in an acquired joint venture investment for which it is the primary beneficiary. The equity held by the remaining owners and their portions of net income (loss) are reflected in stockholders' equity on the consolidated balance sheets as Non-controlling interests and in the consolidated statements of operations as Net income attributable to noncontrolling interests, respectively. As of December 31, 2025 and December 31, 2024, income and expenses on joint venture investments identified as consolidated VIEs were not material.

The table below presents assets and liabilities of consolidated VIEs.

(in thousands)		December 31, 2025		December 31, 2024
Assets:				
Cash and cash equivalents	$	3	$	—
Restricted cash		1,944		8,411
Loans, net		1,694,079		4,930,061
Loans, held for sale		125,107		—
Preferred equity investment [1]		79,887		92,810
Receivable from third parties [1]		8,346		—
Accrued interest [1]		54,030		140,607
Real estate owned		15,288		1,583
Other assets		—		1,823
Total assets	$	**1,978,684**	$	**5,175,295**
Liabilities:				
Securitized debt obligations of consolidated VIEs, net		1,174,785		3,580,513
Due to third parties [2]		2,517		4,116
Accounts payable and other accrued liabilities		—		93
Total liabilities	$	**1,177,302**	$	**3,584,722**

(1) Assets are included in Assets of consolidated VIEs on the consolidated balance sheets.
(2) Due to third parties held through consolidated VIEs are included in Accounts payable and other accrued liabilities on the consolidated balance sheets.

Securitization-related VIEs

Company sponsored securitizations. In a securitization transaction, assets are transferred to a trust, which generally meets the definition of a VIE. The Company's primary securitization activity is in the form of LMM and SBL loan securitizations, conducted through securitization trusts, which are typically consolidated, as the company is the primary beneficiary.

As a result of the consolidation, the securitization is viewed as a loan financing to enable the creation of the senior security and ultimately, sale to a third-party investor. As such, the senior security is presented in the consolidated balance sheets as securitized debt obligations of consolidated VIEs. The third-party beneficial interest holders in the VIE have no recourse against the Company, with the exception of an obligation to repurchase assets from the VIE in the event that certain representations and warranties in relation to the loans sold to the VIE are breached. In the absence of such a breach, the Company has no obligation to provide any other explicit or implicit support to any VIE.

The securitization trust receives principal and interest on the underlying loans and distributes those payments to the certificate holders. The assets and other instruments held by the securitization trust are restricted in that they can only be used to fulfill the obligations of the securitization trust. The risks associated with the Company's involvement with the VIE is limited to the risks and rights as a certificate holder of the securities retained by the Company.

The consolidation of securitization transactions includes the senior securities issued to third parties which are shown as securitized debt obligations of consolidated VIEs in the consolidated balance sheets.

The table below presents additional information on the Company's securitized debt obligations.

	December 31, 2025			December 31, 2024		
(in thousands)	Current Principal Balance	Carrying Value	Weighted Average Interest Rate	Current Principal Balance	Carrying Value	Weighted Average Interest Rate
ReadyCap Lending Small Business Trust 2019-2	$ 6,446	$ 6,446	6.9 %	$ 18,189	$ 18,189	7.9 %
ReadyCap Lending Small Business Trust 2023-3	63,505	62,534	7.4	101,004	99,390	8.4
Sutherland Commercial Mortgage Trust 2019-SBC8	73,286	72,280	2.9	89,496	88,231	2.9
Sutherland Commercial Mortgage Trust 2021-SBC10	45,769	45,157	1.7	60,816	59,907	1.6
ReadyCap Commercial Mortgage Trust 2016-3	—	—	—	6,401	6,289	5.3
ReadyCap Commercial Mortgage Trust 2018-4	42,907	42,112	4.8	46,980	45,707	4.6
ReadyCap Commercial Mortgage Trust 2019-5	42,233	39,341	5.1	68,125	64,209	5.0
ReadyCap Commercial Mortgage Trust 2019-6	133,104	130,847	3.6	168,946	165,943	3.5
ReadyCap Commercial Mortgage Trust 2022-7	165,203	161,139	4.1	190,426	184,852	4.1
Ready Capital Mortgage Financing 2021-FL5	—	—	—	75,970	75,970	7.3
Ready Capital Mortgage Financing 2021-FL6	—	—	—	206,377	206,377	6.7
Ready Capital Mortgage Financing 2021-FL7	270,204	270,204	6.3	423,529	423,529	7.0
Ready Capital Mortgage Financing 2022-FL8	—	—	—	587,693	587,625	7.5
Ready Capital Mortgage Financing 2022-FL9	—	—	—	328,522	328,090	8.5
Ready Capital Mortgage Financing 2022-FL10	—	—	—	576,655	573,924	8.2
Ready Capital Mortgage Financing 2023-FL11	136,698	136,698	7.6	322,630	321,742	8.2
Ready Capital Mortgage Financing 2023-FL12	208,060	208,027	7.9	331,692	330,437	8.2
Total	$ 1,187,415	$ 1,174,785	5.7 %	$ 3,603,451	$ 3,580,411	7.1 %

The table above excludes non-Company sponsored securitized debt obligations of $0.1 million that are included in the consolidated balance sheets as of December 31, 2024.

Repayment of securitized debt will be dependent upon the cash flows generated by the loans in the securitization trust that collateralize such debt. The actual cash flows from the securitized loans are comprised of coupon interest, scheduled principal payments, prepayments and liquidations of the underlying loans. The actual term of the securitized debt may differ significantly from the Company's estimate given that actual interest collections, mortgage prepayments and/or losses on liquidation of mortgages may differ significantly from those expected.

Third-party sponsored securitizations. For most third-party sponsored securitizations, the Company determined that it is not the primary beneficiary because it does not have the power to direct the activities that most significantly impact the economic performance of these entities. Specifically, the Company does not manage these entities or otherwise solely hold decision making powers that are significant, which include special servicing decisions. As a result of this assessment, the Company does not consolidate any of the underlying assets and liabilities of these trusts and only accounts for its specific interests in them.

Unconsolidated VIEs

The Company does not consolidate variable interests held in an acquired joint venture investment accounted for as an equity method investment as it does not have the power to direct the activities that most significantly impact their economic performance and therefore, the Company only accounts for its specific interest in them.

The table below reflects variable interests in identified VIEs for which the Company is not the primary beneficiary.

	Carrying Amount		Maximum Exposure to Loss [1]	
(in thousands)	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
MBS [2]	$ 31,161	$ 28,233	$ 31,161	$ 28,233
Investment in unconsolidated joint ventures	161,424	161,561	161,424	161,561
Total assets in unconsolidated VIEs	**$ 192,585**	**$ 189,794**	**$ 192,585**	**$ 189,794**

(1) Maximum exposure to loss is limited to the greater of the fair value or carrying value of the assets as of the consolidated balance sheet date.
(2) Retained interest in other third party sponsored securitizations.

Note 14. Interest Income and Interest Expense

Interest income and expense are recorded in the consolidated statements of operations and classified based on the nature of the underlying asset or liability.

The table below presents the components of interest income and expense.

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Interest income			
Loans, net			
Bridge	$ 313,777	$ 554,723	$ 654,670
Fixed rate	38,197	46,894	50,706
Construction	51,914	106,383	93,483
SBA - 7(a)	107,492	121,108	88,205
PPP [1]	1,138	635	10,350
Other	23,866	31,070	33,158
Total loans, net [2]	**$ 536,384**	**$ 860,813**	**$ 930,572**
Loans, held for sale			
Bridge	3,457	—	—
Fixed rate	26	517	2,279
Construction	326	8,285	—
SBA - 7(a)	9,201	8,504	—
Other	1,620	1,098	620
Total loans, held for sale [2]	**$ 14,630**	**$ 18,404**	**$ 2,899**
Loans, held at fair value			
Other	121	753	—
Total loans, held at fair value	**$ 121**	**$ 753**	**$ —**
Investments held to maturity [1]	**—**	**197**	**48**
Preferred equity investment [2]	**13,241**	**12,817**	**7,854**
MBS	**4,790**	**3,991**	**4,441**
Total interest income	**$ 569,166**	**$ 896,975**	**$ 945,814**
Interest expense			
Secured borrowings	(213,232)	(197,042)	(194,423)
PPPLF borrowings [3]	(43)	(91)	(413)
Securitized debt obligations of consolidated VIEs	(146,181)	(353,483)	(405,013)
Guaranteed loan financing	(47,287)	(68,061)	(44,263)
Senior secured notes	(53,833)	(24,941)	(17,539)
Convertible note	—	—	(5,418)
Corporate debt	(53,549)	(52,837)	(49,399)
Total interest expense	**$ (514,125)**	**$ (696,455)**	**$ (716,468)**
Net interest income before provision for loan losses	**$ 55,041**	**$ 200,520**	**$ 229,346**

(1) Included in Other assets on the consolidated balance sheets.
(2) Includes interest income on assets in consolidated VIEs.
(3) Included in Other liabilities on the consolidated balance sheets.

Note 15. Derivative Instruments

The Company is exposed to changing interest rates and market conditions, which affect cash flows associated with borrowings. The Company uses derivative instruments to manage interest rate risk and conditions in the commercial mortgage market and, as such, views them as economic hedges. Interest rate swaps are used to mitigate the exposure to changes in interest rates and involve the receipt of variable-rate interest amounts from a counterparty in exchange for making payments based on a fixed interest rate over the life of the swap contract.

For derivative instruments where the Company has not elected hedge accounting, fair value adjustments are recorded in earnings. The fair value adjustments for interest rate swaps, along with the related interest income, interest expense and gains (losses) on termination of such instruments, are reported as a net realized gain on financial instruments in the consolidated statements of operations.

As described in Note 3, for qualifying cash flow hedges, the change in the fair value of derivatives is recorded in OCI and not recognized in the consolidated statements of operations. Derivative movements impacting earnings are recognized on a consistent basis with the classification of the hedged item, primarily interest expense. The ineffective portions of the cash flow hedges are immediately recognized in earnings.

The table below presents average notional derivative amounts, as this is the most relevant measure of volume, and derivative assets and liabilities by type. Refer to Note 22 for further details on derivative assets and liabilities by product type.

| (in thousands) | Primary Underlying Risk | December 31, 2025 | | | December 31, 2024 | | |
		Notional Amount	Derivative Asset	Derivative Liability	Notional Amount	Derivative Asset	Derivative Liability
Interest Rate Swaps - not designated as hedges	Interest rate risk	$ 26,300	$ 2,085	$ —	$ 26,300	$ 3,506	$ —
Interest Rate Swaps - designated as hedges	Interest rate risk	391,693	17,322	(224)	396,943	29,030	—
FX forwards	Foreign exchange rate risk	20,731	340	(1,208)	34,133	851	(352)
Total		**$ 438,724**	**$ 19,747**	**$ (1,432)**	**$ 457,376**	**$ 33,387**	**$ (352)**

The table below presents gains and losses on derivatives.

(in thousands)	Net Realized Gain (Loss)	Net Unrealized Gain (Loss)
Year Ended December 31, 2025		
Interest rate swaps	$ 7,700	$ (1,228)
FX forwards	(223)	428
Total	**$ 7,477**	**$ (800)**
Year Ended December 31, 2024		
Interest rate swaps	$ 18,882	$ (4,760)
FX forwards	912	—
Total	**$ 19,794**	**$ (4,760)**

In the table above:
- Gains (losses) on interest rate swaps and FX forwards are recorded in net unrealized gain (loss) on financial instruments or net realized gain (loss) on financial instruments in the consolidated statements of operations.
- For qualifying hedges of interest rate risk on interest rate swaps, the effective portion relating to the unrealized gain (loss) on derivatives are recorded in AOCI.

The table below summarizes the gains and losses on derivatives which have qualified for hedge accounting.

(in thousands)	Derivatives - effective portion reclassified from AOCI to income	Derivatives - effective portion recorded in OCI	Total change in OCI for period
Interest rate swaps			
Year Ended December 31, 2025	$ (953)	$ (9,156)	$ (8,203)
Year Ended December 31, 2024	$ (1,094)	$ (223)	$ 871

In the table above:
- Forecasted transactions on interest rates consists of benchmark interest rate hedges of SOFR indexed floating-rate liabilities.
- Hedge ineffectiveness is the amount by which the cumulative gain or loss on the designated derivative instrument exceeds the present value of the cumulative expected change in cash flows on the hedged item attributable to the hedged risk.
- Amounts recorded in OCI for the period represents after tax amounts.

Note 16. Real Estate Owned

The table below presents details on the real estate owned portfolio.

(in thousands)	December 31, 2025	December 31, 2024
REO, held for sale:		
Mixed use	$ 19,709	$ 28,369
Multi-family	79,141	48,000
Lodging	8,730	16,461
Residential	168,659	250
Office	9,686	8,115
Retail	3,880	1,126
Land	70,152	91,111
Other	187	5
Total REO, held for sale	$ 360,144	$ 193,437
REO, held for use:		
Land	21,469	—
Building and improvements, net	225,355	—
Furniture, fixtures and equipment, net	13,257	—
Total REO, held for use	$ 260,081	$ —
Total real estate owned	$ 620,225	$ 193,437

In the table above:
- Both depreciation expense and accumulated depreciation related to REO, held for use was $2.8 million for the year ended December 31, 2025. There was no such depreciation expense or accumulated depreciation for the year ended December 31, 2024.
- Other REO excludes $15.3 million and $1.6 million as of December 31, 2025 and December 31, 2024, respectively, of real estate owned, held for sale within consolidated VIEs.

Note 17. Agreements and Transactions with Related Parties

Management Agreement
The Company has entered into a management agreement with its Manager (the "Management Agreement"), which describes the services to be provided to the Company by its Manager and compensation for such services. The Company's Manager is responsible for managing the Company's day-to-day operations, subject to the direction and oversight of the Board.

Management fee. Pursuant to the terms of the Management Agreement, the Manager is paid a management fee calculated and payable quarterly in arrears equal to 1.5% per annum of the Company's stockholders' equity (as defined in the Management Agreement) up to $500 million and 1.00% per annum of stockholders' equity in excess of $500 million.

The table below presents the management fee payable to the Manager.

	Year Ended December 31,	
	2025	2024
Management fee - total	$ 20.3 million	$ 24.9 million
Management fee - amount unpaid	$ 9.7 million	$ 5.5 million

Incentive distribution. The Manager is entitled to an incentive distribution in an amount equal to the product of (i) 15% and (ii) the excess of (a) core earnings as defined in the partnership agreement (IFCE) on a rolling four-quarter basis over (b) an amount equal to 8.00% per annum multiplied by the weighted average of the issue price per share of the common stock or OP units multiplied by the weighted average number of shares of common stock outstanding, provided that IFCE over the prior twelve calendar quarters is greater than zero. For purposes of determining the incentive distribution payable to the Manager, incentive fee core earnings ("IFCE") is defined under the partnership agreement of the operating partnership as GAAP net income (loss) of the Operating Partnership excluding non-cash equity compensation expense, the expenses incurred in connection with the Operating Partnership's formation or continuation, the incentive distribution, real estate depreciation and amortization (to the extent that the Company forecloses on any properties underlying its assets) and any unrealized gains, losses, or other non-cash items recorded in the period, regardless of whether such items are included in other comprehensive income or loss, or in net income. The amount will be adjusted to exclude one-time events pursuant to changes in GAAP and certain other non-cash charges after discussions between the Manager and the Company's independent directors and after approval by a majority of the independent directors.

The table below presents the Incentive fee payable to the Manager.

	Year Ended December 31,			
	2025		2024	
Incentive fee distribution - total	$	—	$	—
Incentive fee distribution - amount unpaid	$	—	$	—

The Management Agreement may be terminated upon the affirmative vote of at least two-thirds of the Company's independent directors or the holders of a majority of the outstanding common stock (excluding shares held by employees and affiliates of the Manager), based upon (1) unsatisfactory performance by the Manager that is materially detrimental to the Company or (2) a determination that the management fee payable to the Manager is not fair, subject to the Manager's right to prevent such a termination based on unfair fees by accepting a mutually acceptable reduction of management fees agreed to by at least two-thirds of the Company's independent directors. The Manager must be provided with written notice of any such termination at least 180 days prior to the expiration of the then existing term. Additionally, upon such a termination by the Company without cause (or upon termination by the Manager due to the Company's material breach), the management agreement provides that the Company will pay the Manager a termination fee equal to three times the average annual base management fee earned by the Manager during the prior 24 month period immediately preceding the date of termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination, except upon an internalization. Additionally, if the management agreement is terminated under circumstances in which the Company is obligated to make a termination payment to the Manager, the operating partnership shall repurchase, concurrently with such termination, the Class A special unit for an amount equal to three times the average annual amount of the incentive distribution paid or payable in respect of the Class A special unit during the 24 month period immediately preceding such termination, calculated as of the end of the most recently completed fiscal quarter before the date of termination.

The current term of the Management Agreement will expire on October 31, 2025 and is automatically renewed for successive one-year terms on each anniversary thereafter; provided, however, that either the Company or the Manager may terminate the Management Agreement annually upon 180 days prior notice. Under certain limited circumstances described above, the Company and the operating partnership are required to make certain payments to the Manager upon termination.

Expense reimbursement. In addition to the management fees and incentive distribution described above, the Company is also responsible for reimbursing the Manager for certain expenses paid by the Manager on behalf of the Company and for certain services provided by the Manager to the Company. Expenses incurred by the Manager and reimbursed by the Company are typically included in salaries and benefits or general and administrative expense in the consolidated statements of operations.

The table below presents reimbursable expenses payable to the Manager.

	Year Ended December 31,			
	2025		2024	
Reimbursable expenses payable to Manager - total	$	17.7 million	$	12.3 million
Reimbursable expenses payable to Manager - amount unpaid	$	9.6 million	$	6.5 million

Co-Investment with Manager

On July 15, 2022, the Company closed on a $125.0 million commitment to invest into a parallel vehicle, Waterfall Atlas Anchor Feeder, LLC (the "Fund"), a fund managed by the Manager, in exchange for interests in the Fund. In exchange for the Company's commitment, the Company is entitled to 15% of any carried interest distributions received by the general partner of the Fund such that over the life of the Fund, the Company receives an internal rate of return of 1.5% over the internal rate of return of the Fund. The Fund focuses on commercial real estate equity through the acquisition of distressed and value-add real estate across property types with local operating partners. As of December 31, 2025, the Company has contributed $95.8 million of cash into the Fund for a remaining commitment of $29.2 million.

Note 18. Other Assets and Other Liabilities

The table below presents the composition of other assets and other liabilities.

(in thousands)		December 31, 2025		December 31, 2024
Other assets:				
Goodwill	$	49,501	$	49,501
Deferred loan exit fees		19,179		27,811
Accrued interest		42,143		45,416
Due from servicers		71,999		7,039
Intangible assets		38,172		37,006
Receivable from third party		43,968		34,540
Deferred financing costs		12,489		8,053
Deferred tax asset		201,573		111,325
Tax receivable		719		1,654
Right-of-use lease asset		3,368		7,362
PPP receivables		8,783		18,363
Investments held to maturity		—		3,000
Other		16,344		11,416
Other assets	$	**508,238**	$	**362,486**
Accounts payable and other accrued liabilities:				
Accrued salaries, wages and commissions		35,691		39,565
Accrued interest payable		40,306		39,723
Servicing principal and interest payable		19,388		13,609
Repair and denial reserve		12,328		7,359
Payable to related parties		9,720		5,566
PPP liabilities		8,592		20,892
Accrued professional fees		2,697		5,538
Lease payable		8,565		17,806
Liabilities of consolidated VIEs		2,517		4,209
Other		31,832		33,784
Total accounts payable and other accrued liabilities	$	**171,636**	$	**188,051**

In the table above, investments held to maturity was $3.0 million as of December 31, 2024 and consisted of multi-family preferred equities with maturities of less than one year and a weighted average interest rate of 10.0%. The provision for credit losses on held to maturity securities was not material for the year ended December 31, 2024.

Goodwill
The table below presents the carrying value of goodwill by reportable segment.

(in thousands)		December 31, 2025		December 31, 2024
LMM Commercial Real Estate	$	27,324	$	27,324
Small Business Lending		22,177		22,177
Total	$	**49,501**	$	**49,501**

Intangible assets

The table below presents information on intangible assets.

(in thousands)	Gross Carrying Amount		Accumulated Amortization		Net Carrying Value	
December 31, 2025						
Amortized intangible assets:						
Internally developed software	$	26,120	$	11,520	$	14,600
Customer relationships		10,299		2,236		8,063
Broker network		9,000		1,500		7,500
Above market leases		1,958		89		1,869
Other		3,536		1,158		2,378
Unamortized intangible assets:						
Trade name		2,500		—		2,500
Trademark		262		—		262
SBA license		1,000		—		1,000
Total intangible assets	**$**	**54,675**	**$**	**16,503**	**$**	**38,172**
Amortized intangible liabilities:						
Below market leases	$	(418)	$	(14)	$	(404)
Total intangible liabilities	**$**	**(418)**	**$**	**(14)**	**$**	**(404)**
December 31, 2024						
Amortized intangible assets:						
Internally developed software	$	20,518	$	7,051	$	13,467
Customer relationships		10,332		1,474		8,858
Broker network		10,200		1,700		8,500
Other		3,499		818		2,681
Unamortized intangible assets:						
Trade name		2,500		—		2,500
SBA license		1,000		—		1,000
Total intangible assets	**$**	**48,049**	**$**	**11,043**	**$**	**37,006**

The amortization expense related to intangible assets was $6.7 million for the year ended December 31, 2025 and $4.6 million for the year ended December 31, 2024, respectively. Such amounts are recorded as other operating expenses in the consolidated statements of operations.

The table below presents amortization expense related to finite-lived intangible assets for the subsequent five years.

(in thousands)		December 31, 2025
2026	$	6,288
2027		6,142
2028		5,115
2029		3,745
2030		2,322
Thereafter		10,394
Total	**$**	**34,006**

Note 19. Other Income and Operating Expenses

The table below presents the composition of other income and operating expenses.

(in thousands)		For the Year Ended December 31,					
		2025		**2024**		**2023**	
Other income:							
Origination income	$	29,872	$	20,544	$		20,866
Hotel income		15,355		—			—
Change in repair and denial reserve		(5,490)		(2,183)			3,229
ERC consulting income		149		3,887			53,622
Other		13,830		28,555			27,797
Total other income	$	53,716	$	50,803	$		105,514
Other operating expenses:							
Origination costs		19,801		16,975			7,345
Hotel expense		14,316		—			—
Technology expense		13,394		11,478			7,430
Rent and property tax expense		8,782		7,613			5,001
Depreciation and amortization expense		9,742		4,876			3,450
Recruiting, training and travel expense		3,097		2,826			2,782
Marketing expense		1,324		2,005			1,120
Bad debt expense - ERC		674		4,190			8,447
Other		19,826		13,609			15,378
Total other operating expenses	$	90,956	$	63,572	$		50,953

Note 20. Redeemable Preferred Stock and Stockholders' Equity

Common stock dividends
The table below presents dividends declared by the Board on common stock during the last twelve months.

Declaration Date	Record Date	Payment Date	Dividend per Share	
December 13, 2024	December 31, 2024	January 31, 2025	$	0.250
March 3, 2025	March 31, 2025	April 30, 2025	$	0.125
June 13, 2025	June 30, 2025	July 31, 2025	$	0.125
September 15, 2025	September 30, 2025	October 31, 2025	$	0.125
December 15, 2025	December 31, 2025	January 30, 2026	$	0.010

Stock incentive plans
The Company currently maintains the 2013 Equity Incentive Plan and the 2023 Equity Incentive Plan which authorize the Compensation Committee of the Board to approve grants of equity-based awards to the Company's officers and directors, and employees of the Manager and its affiliates. The 2013 Equity Incentive Plan provided for grants of equity-based awards up to an aggregate of 5% of the shares of the Company's common stock issued and outstanding from time to time on a fully diluted basis. On August 22, 2023, the Company's stockholders approved the 2023 Equity Incentive Plan which replaces the 2013 Equity Incentive Plan and provides for grants of equity-based awards up to 5.5 million shares of the Company's common stock. As of August 22, 2023, no further awards will be granted under the 2013 Equity Incentive Plan, and the 2013 Equity Incentive Plan remains in effect only for so long as awards granted thereunder remain outstanding. The Company currently settles stock-based incentive awards with newly issued shares. The fair value of the RSUs and RSAs granted, which is generally determined based upon the stock price on the grant date, is recorded as compensation expense on a straight-line basis over the vesting periods for the awards, with an offsetting increase in stockholders' equity.

In 2025, 2024, and 2023, the Company granted 1,210,374, 774,097, and 413,852, respectively, of time-based RSAs under the 2013 Equity Incentive Plan and the 2023 Equity Incentive Plan to certain key employees. These awards generally vest ratably in equal annual installments over a three-year period based solely on continued employment or service. The Company further granted in these years 89,285, 126,930, and 75,639, respectively, of time-based RSAs and RSUs to non-employee directors of the Company, which vest ratably in equal installments quarterly over a one-year period. Directors may elect to receive time-based RSAs or time-based RSUs that have a deferred settlement date of their choosing. Dividends are currently paid on all time-based RSAs and dividend equivalents are paid on deferred RSU awards during their deferral period.

Additionally, as part of the Broadmark Merger, the Company assumed each award of restricted stock units that was not an award of performance restricted stock units granted by Broadmark pursuant to the Broadmark Equity Plan (each, a "Broadmark RSU Award") outstanding immediately prior to the effective time of the Broadmark Merger ("Broadmark Merger Effective Time") and converted them into 736,666 Company RSUs after applying the exchange ratio of 0.47233 shares of Company common stock for each share of common stock, par value $0.001 per share, of Broadmark (the "Broadmark Common Stock") issued and outstanding immediately prior to the Broadmark Merger Effective Time. As of December 31, 2025, no Company RSUs issued in respect of Broadmark RSU Awards remain outstanding. The Company RSUs issued in respect of Broadmark RSU Awards had the same terms and conditions as were applicable to the Broadmark RSUs immediately prior to the Broadmark Merger Effective Time and, accordingly, were not dividend eligible.

The table below summarizes RSU and RSA activity, excluding performance-based equity awards. See below for further details on performance-based equity awards.

	Restricted Stock Units/Awards		
(in thousands, except share data)	Number of shares	Grant date fair value	Weighted-average grant date fair value (per share)
Outstanding, December 31, 2024	996,549	$ 10,248	$ 10.28
Granted	1,545,723	10,313	6.67
Vested	(682,080)	(6,238)	9.15
Forfeited	(27,223)	(215)	7.90
Outstanding, March 31, 2025	**1,832,969**	**$ 14,108**	**$ 7.70**
Granted	22,506	113	5.02
Vested	(55,010)	(454)	8.25
Forfeited	(63,955)	(479)	7.49
Outstanding, June 30, 2025	**1,736,510**	**$ 13,288**	**$ 7.65**
Vested	(23,704)	(168)	7.09
Forfeited	(25,111)	(181)	7.21
Outstanding, September 30, 2025	**1,687,695**	**$ 12,939**	**$ 7.67**
Granted	26,178	100	3.82
Vested	(150,256)	(1,019)	6.78
Forfeited	(10,045)	(80)	7.96
Outstanding, December 31, 2025	**1,553,572**	**$ 11,940**	**$ 7.69**

The Company recognized $5.8 million for the year ended December 31, 2025 and $8.1 million for the year ended December 31, 2024 of non-cash compensation expense related to its stock-based incentive plan in the consolidated statements of operations. As of December 31, 2025 and December 31, 2024, approximately $11.9 million and $10.2 million, respectively, of non-cash compensation expense related to unvested awards had not yet been charged to net income. These costs are expected to be amortized into compensation expense ratably over the course of the remaining vesting periods.

Performance-based equity awards under the 2023 Equity Incentive Plan

2025 performance-based RSUs. In February 2025, the Company granted, to certain key employees, 238,096 performance-based RSUs at a grant date fair value of $6.72 per performance-based RSU. The performance-based RSUs are allocated 50% to awards that may be earned based on achievement of performance goals related to distributable ROE for the three-year forward-looking period ending December 31, 2027 and 50% to awards that may be earned based on achievement of performance goals related to relative TSR for such three-year forward-looking performance period relative to the performance of a designated peer group. Subject to the distributable ROE metric and relative TSR achieved during the performance period, the actual number of shares that the key employees receive at the end of the performance period may range from 0% to 200% of the target award. The fair value of the performance-based RSUs is recorded as compensation expense over the performance period and will cliff vest at the end of the three-year performance period, with an offsetting increase in stockholders' equity. Dividend equivalents are accrued by the Company during the performance period and paid to the holder if and when the performance-based RSUs vest.

2024 performance-based RSUs. In February 2024, the Company granted, to certain key employees, 132,450 performance-based RSUs at a grant date fair value of $9.06 per performance-based RSU. The performance-based RSUs are allocated 50% to awards that may be earned based on achievement of performance goals related to distributable ROE for the three-year forward-looking period ending December 31, 2026 and 50% to awards that may be earned based on achievement of performance goals related to relative TSR for such three-year forward-looking performance period relative to the performance of a designated peer group. Subject to the distributable ROE metric and relative TSR achieved during the performance period, the actual number of shares that the key employees receive at the end of the performance period may range from 0% to 200% of the target award. The fair value of the performance-based RSUs is recorded as compensation expense over the performance period and will cliff vest at the end of the three-year performance period, with an offsetting increase in stockholders' equity. Dividend equivalents are accrued by the Company during the performance period and paid to the holder if and when the performance-based RSUs vest.

Performance-based equity awards under the 2013 Equity Incentive Plan

2023 performance-based RSUs. In June 2023, the Company granted, to certain key employees, 222,552 performance-based RSUs at a grant date fair value of $10.11 per performance-based RSU, which could have been earned based on the achievement of performance goals by the end of 2024 in relation to the Broadmark Merger. The awards were allocated 30% to awards that may be earned based on cost savings in 2024 as a percentage of the pre-merger Broadmark expense run rate, 15% to awards that could have been earned based on the volume of Broadmark product originated from the time of the merger through the end of 2024, 30% to awards that could have been earned based on the generation of incremental liquidity from asset level financing, portfolio run-off, sales or corporate re-levering through the end of 2024, and 25% to awards that could have been earned based on distributable return on equity ("ROE") for 2024. Subject to the level of achievement of these goals during the performance period, the actual number of shares that the key employees could have received ranged from 0% to 200% of the target award. The fair value of the performance-based RSUs granted was recorded as compensation expense over the performance period and vested 2/3rds on December 31, 2024, and 1/3rd on December 31, 2025, with an offsetting increase in stockholders' equity. Awards earned on December 31, 2024 based on achievement of the applicable performance metrics but vesting on December 31, 2025 were converted into RSAs that were eligible to vest on December 31, 2025 based on the key employee's continued employment or service through that date. Dividend equivalents were accrued by the Company during the performance period and paid to the holder if and when the performance-based RSUs vested. Following the conclusion of the performance period on December 31, 2024, the Board determined that the cost savings, product origination volumes and incremental liquidity generation goals were achieved at maximum payout and the distributable ROE goal was not achieved. As such, on February 3, 2025, the Board approved the settlement of 333,828 performance-based RSUs. The fair value of the performance-based RSUs granted was recorded as compensation expense over the performance period with an offsetting increase in stockholders' equity.

In February 2023, the Company granted, to certain key employees, 92,451 performance-based RSUs at a grant date fair value of $12.98 per performance-based RSU. The performance-based RSUs were allocated 50% to awards that could have been earned based on achievement of performance goals related to distributable ROE for the three-year forward-looking period ending December 31, 2025 and 50% to awards that could have been earned based on achievement of performance goals related to relative TSR for such three-year forward-looking performance period relative to the performance of a designated peer group. Subject to the distributable ROE metric and relative TSR achieved during the performance period, the actual number of shares that the key employees received at the end of the performance period could have ranged from 0% to 200% of the target award. The fair value of the performance-based RSUs was recorded as compensation expense over the performance period and vested at the end of the three-year performance period, with an offsetting increase in stockholders' equity. Dividend equivalents were accrued by the Company during the performance period and paid to the holder if and when the performance-based RSUs vested. Following the conclusion of the performance period on December 31, 2025, the Board determined that the distributable ROE and relative TSR goals were not achieved and were therefore forfeited.

2022 performance-based RSUs. In February 2022, the Company granted, to certain key employees, 84,566 performance-based RSUs at a grant date fair value of $14.19 per performance-based RSU. During April 2024, 8,809 performance-based RSUs were forfeited. The performance-based RSUs were allocated 50% to awards that could have been earned based on achievement of performance goals related to distributable ROE for the three-year forward-looking period ending December 31, 2024 and 50% to awards that could have been earned based on achievement of performance goals related to relative TSR for such three-year forward-looking performance period relative to the performance of a designated peer group. Subject to the distributable ROE metric and relative TSR achieved during the vesting period, the actual number of shares that the key employees received at the end of the performance period could have ranged from 0% to 200% of the target award. The fair value of the performance-based RSUs was recorded as compensation expense over the performance period and vested at the end of a three-year performance period, with an offsetting increase in stockholders' equity. Dividend equivalents were accrued by the Company during the performance period and paid to the holder if and when the performance-based RSUs vested. Following the conclusion of the performance period on

December 31, 2024, the Board determined that the distributable ROE threshold goal was achieved and the relative TSR threshold goal was achieved. As such, on February 22, 2025, the Board approved the settlement of 57,029 performance-based RSUs. The fair value of the performance-based RSUs granted was recorded as compensation expense over the performance period with an offsetting increase in stockholders' equity.

2021 performance-based RSUs. In February 2021, the Company granted, to certain key employees, 61,895 performance-based RSUs at a grant date fair value of $12.82 per performance-based RSU. During October 2021, 18,568 performance-based RSUs were forfeited. The performance-based RSUs were allocated 50% to awards that could have been earned based on achievement of performance goals related to absolute TSR for the three-year forward-looking period ending December 31, 2023 and 50% to awards that could have been earned based on achievement of performance goals related to TSR for such three-year forward-looking performance period relative to the performance of a designated peer group. Subject to the absolute and relative TSR achieved during the performance period, the actual number of shares that the key employees received at the end of the performance period could have ranged from 0% to 300% of the target award. Dividend equivalents were accrued by the Company during the performance period and paid to the holder if and when the performance-based RSUs vested. Following the conclusion of the performance period on December 31, 2023, the Board determined that the relative TSR target goal was achieved and the absolute TSR goal was not achieved. As such, on January 9, 2024, the Board approved the settlement of 29,215 performance-based RSUs. The fair value of the performance-based RSUs granted was recorded as compensation expense over the performance period with an offsetting increase in stockholders' equity.

Preferred Stock

In the event of a liquidation or dissolution of the Company, any outstanding preferred stock ranks senior to the outstanding common stock with respect to payment of dividends and the distribution of assets.

The Company classifies Series C Cumulative Convertible Preferred Stock, or Series C Preferred Stock, on the balance sheets using the guidance in ASC 480-10-S99. The Series C Preferred Stock contains certain fundamental change provisions that allow the holder to redeem the preferred stock for cash only if certain events occur, such as a change in control. As of December 31, 2025, the conversion rate was 1.8391 shares of common stock per $25 principal amount of the Series C Preferred Stock, which is equivalent to a conversion price of approximately $13.59 per share of common stock. As redemption under these circumstances is not solely within the Company's control, the Series C Preferred Stock has been classified as temporary equity. The Company has analyzed whether the conversion features should be bifurcated under the guidance in ASC 815 and has determined that bifurcation is not necessary.

The table below presents details on preferred equity by series.

| Series | Shares Issued and Outstanding (in thousands) | Par Value | Preferential Cash Dividends | | | Carrying Value (in thousands) December 31, 2025 |
			Liquidation Preference	Rate per Annum	Annual Dividend (per share)	
C	335	0.0001	$ 25.00	6.25%	$ 1.56	$ 8,361
E	4,600	0.0001	$ 25.00	6.50%	$ 1.63	$ 111,378

In the table above,
- Shareholders are entitled to receive dividends, when and as authorized by the Board, out of funds legally available for the payment of dividends. Dividends for Series C Preferred Stock are payable quarterly on the 15th day of January, April, July and October of each year or if not a business day, the next succeeding business day. Dividends for Series E preferred stock are payable quarterly on or about the last day of each January, April, July and October of each year. Any dividend payable on the preferred stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable in arrears to holders of record as they appear on the Company's records at the close of business on the last day of each of March, June, September and December, as the case may be, immediately preceding the applicable dividend payment date.

- The Company declared dividends of $0.1 million and $1.9 million on its Series C Preferred Stock and Series E Preferred Stock, respectively, during the three months ended December 31, 2025. The dividends were paid on

January 15, 2026 for Series C Preferred Stock and on January 30, 2026 for Series E Preferred Stock to the holders of record as of the close of business on December 31, 2025.

- The Company may, at its option, redeem the Series E Preferred Stock, in whole or in part, at any time and from time to time, for cash at a redemption price equal to 100% of the liquidation preference of $25.00 per share, plus accrued and unpaid dividends, if any, to the redemption date. Series E Preferred Stock is not redeemable prior to June 10, 2026, except under certain conditions.

Public and Private Warrants

As part of the Broadmark Merger, the Company assumed public and private placement warrants that represented the right to purchase shares of Broadmark Common Stock. As of December 31, 2025, there were 5.2 million private placement warrants outstanding, each representing the right to purchase 0.47233 shares of common stock. The Company has outstanding warrants to purchase approximately 2.5 million shares of common stock at a price of $24.34 per whole share. Settlement of outstanding warrants will be in shares of common stock, unless the Company elects (solely in the Company's discretion) to settle warrants the Company has called for redemption in cash, and subject to customary adjustment in the event of business combinations and certain tender offers. On November 19, 2024, 41.7 million public warrants, each representing the right to purchase 0.1180825 shares of common stock, expired.

The liability for the private placement warrants was less than $0.1 million as of December 31, 2025 and is included in accounts payable and other accrued liabilities in the consolidated balance sheets.

Equity ATM Program

On July 9, 2021, the Company, the operating partnership and the Manager entered into an Equity Distribution Agreement, as amended on March 8, 2022 (the "Equity Distribution Agreement"), with JMP Securities LLC (the "Sales Agent"), pursuant to which the Company may sell, from time to time, shares of the Company's common stock, par value $0.0001 per share, having an aggregate offering price of up to $150 million, through the Sales Agent either as agent or principal (the "Equity ATM Program"). The Company made no such sales through the Equity ATM Program during the years ended December 31, 2025 or December 31, 2024. As of December 31, 2025, shares representing approximately $78.4 million remain available for sale under the Equity ATM Program.

Note 21. Earnings per Share of Common Stock

The table below provides information on the basic and diluted EPS computations, including the number of shares of common stock used for purposes of these computations.

		Year Ended December 31,				
(in thousands, except for share and per share amounts)		**2025**		**2024**		**2023**
Basic Earnings						
Net income (loss) from continuing operations	$	(215,853)	$	(411,999)	$	351,245
Less: Income attributable to non-controlling interest		7,854		5,357		8,960
Less: Income attributable to participating shares		8,667		9,125		9,284
Basic earnings - continuing operations	**$**	**(232,374)**	**$**	**(426,481)**	**$**	**333,001**
Basic earnings - discontinued operations	**$**	**(5,208)**	**$**	**(18,399)**	**$**	**(2,834)**
Diluted Earnings						
Net income (loss) from continuing operations		(215,853)		(411,999)		351,245
Less: Income attributable to non-controlling interest		7,854		5,357		8,960
Less: Income attributable to participating shares		8,667		9,125		9,284
Add: Expenses attributable to dilutive instruments		524		524		524
Diluted earnings - continuing operations	**$**	**(231,850)**	**$**	**(425,957)**	**$**	**333,525**
Diluted earnings - discontinued operations	**$**	**(5,208)**	**$**	**(18,399)**	**$**	**(2,834)**
Number of Shares						
Basic — Average shares outstanding		164,544,350		169,107,477		146,841,594
Effect of dilutive securities — Unvested participating shares		2,715,362		1,364,796		1,725,432
Diluted — Average shares outstanding		**167,259,712**		**170,472,273**		**148,567,026**
EPS Attributable to RC Common Stockholders:						
Basic - continuing operations	$	(1.41)	$	(2.52)	$	2.27
Basic - discontinued operations	$	(0.03)	$	(0.11)	$	(0.02)
Basic - total	**$**	**(1.44)**	**$**	**(2.63)**	**$**	**2.25**
Diluted - continuing operations	$	(1.41)	$	(2.52)	$	2.24
Diluted - discontinued operations	$	(0.03)	$	(0.11)	$	(0.02)
Diluted - total	**$**	**(1.44)**	**$**	**(2.63)**	**$**	**2.22**

In the table above, participating unvested RSAs and unvested RSUs, granted to non-employee directors of the Company, were excluded from the computation of diluted shares as their effect was already considered under the more dilutive two-class method used above.

Certain investors own OP units in the operating partnership. An OP unit and a share of common stock of the Company have substantially the same economic characteristics in as much as they effectively share equally in the net income or loss of the operating partnership. OP unit holders have the right to redeem their OP units, subject to certain restrictions. The redemption is required to be satisfied in shares of common stock or cash at the Company's option, calculated as follows: one share of the Company's common stock, or cash equal to the fair value of a share of the Company's common stock at the time of redemption, for each OP unit. When an OP unit holder redeems an OP unit, non-controlling interests in the operating partnership is reduced and the Company's equity is increased. As of December 31, 2025 and December 31, 2024, the non-controlling interest OP unit holders owned 320,005 and 885,582 OP units, respectively.

Note 22. Offsetting Assets and Liabilities

In order to better define its contractual rights and to secure rights that will help the Company mitigate its counterparty risk, the Company may enter into an International Swaps and Derivatives Association ("ISDA") Master Agreement with multiple derivative counterparties. An ISDA Master Agreement, published by ISDA, is a bilateral trading agreement between two parties that allow both parties to enter into over-the-counter ("OTC"), derivative contracts. The ISDA Master Agreement contains a Schedule to the Master Agreement and a Credit Support Annex, which governs the maintenance, reporting, collateral management and default process (netting provisions in the event of a default and/or a termination event). Under an ISDA Master Agreement, the Company may, under certain circumstances, offset with the counterparty certain derivative financial instruments' payables and/or receivables with collateral held and/or posted and create one single net payment. The provisions of the ISDA Master Agreement typically permit a single net payment in the event of default, including the bankruptcy or insolvency of the counterparty. However, bankruptcy or insolvency laws of a particular jurisdiction may impose restrictions on or prohibitions against the right of offset in bankruptcy, insolvency or other events. In addition, certain ISDA Master Agreements allow counterparties to terminate derivative contracts prior to maturity in the event the Company's stockholders' equity declines by a stated percentage or the Company fails to meet the terms of its ISDA Master Agreements, which would cause the Company to accelerate payment of any net liability owed to the counterparty. As of December 31, 2025 and December 31, 2024, the Company was in good standing on all of its ISDA Master Agreements or similar arrangements with its counterparties.

For derivatives traded under an ISDA Master Agreement, the collateral requirements are listed under the Credit Support Annex, which is the sum of the mark to market for each derivative contract, the independent amount due to the derivative counterparty and any thresholds, if any. Collateral may be in the form of cash or any eligible securities, as defined in the respective ISDA agreements. Cash collateral pledged to and by the Company with the counterparty, if any, is reported separately in the consolidated balance sheets as restricted cash. All margin call amounts must be made before the notification time and must exceed a minimum transfer amount threshold before a transfer is required. All margin calls must be responded to and completed by the close of business on the same day of the margin call, unless otherwise specified. Any margin calls after the notification time must be completed by the next business day. Typically, the Company and its counterparties are not permitted to sell, rehypothecate or use the collateral posted. To the extent amounts due to the Company from its counterparties are not fully collateralized, the Company bears exposure and the risk of loss from a defaulting counterparty. The Company attempts to mitigate counterparty risk by establishing ISDA agreements with only high-grade counterparties that have the financial health to honor their obligations and diversification by entering into agreements with multiple counterparties.

The Company discloses the impact of offsetting of assets and liabilities represented in the consolidated balance sheets to enable users of the consolidated financial statements to evaluate the effect or potential effect of netting arrangements on its financial position for recognized assets and liabilities. These recognized assets and liabilities are financial instruments and derivative instruments that are either subject to enforceable master netting arrangements or ISDA Master Agreements or meet the following right of setoff criteria: (a) the amounts owed by the Company to another party are determinable, (b) the Company has the right to set off the amounts owed with the amounts owed by the counterparty, (c) the Company intends to offset, and (d) the Company's right of offset is enforceable at law. As of December 31, 2025 and December 31, 2024, the Company has elected to offset assets and liabilities associated with its OTC derivative contracts in the consolidated balances sheets.

The table below presents the gross fair value of derivative contracts by product type, Paycheck Protection Program Liquidity Facility borrowings and secured borrowings, the amount of netting reflected in the consolidated balance sheets, as well as the amount not offset in the consolidated balance sheets as they do not meet the enforceable credit support criteria for netting under U.S. GAAP.

| (in thousands) | Gross amounts of Assets / Liabilities | Gross amounts offset | Balance in Consolidated Balance Sheets | Gross amounts not offset in the Consolidated Balance Sheets[1] | | Net Amount |
				Financial Instruments	Collateral Received / Paid	
December 31, 2025						
Assets						
FX forwards	$ 340	$ —	$ 340	$ —	$ —	$ 340
Interest rate swaps	19,407	13,007	6,400	—	—	6,400
Total	**$ 19,747**	**$ 13,007**	**$ 6,740**	**$ —**	**$ —**	**$ 6,740**
Liabilities						
Interest rate swaps	224	—	224	—	—	224
FX forwards	1,208	—	1,208	—	—	1,208
Secured borrowings	2,788,926	—	2,788,926	2,788,926	—	—
PPPLF	8,592	—	8,592	8,592	—	—
Total	**$ 2,798,950**	**$ —**	**$ 2,798,950**	**$ 2,797,518**	**$ —**	**$ 1,432**
December 31, 2024						
Assets						
FX forwards	851	—	851	—	—	851
Interest rate swaps	32,536	25,424	7,112	—	—	7,112
Total	**$ 33,387**	**$ 25,424**	**$ 7,963**	**$ —**	**$ —**	**$ 7,963**
Liabilities						
FX forwards	352	—	352	—	—	352
Secured borrowings	2,035,176	—	2,035,176	2,035,176	—	—
PPPLF	20,892	—	20,892	18,362	—	2,530
Total	**$ 2,056,420**	**$ —**	**$ 2,056,420**	**$ 2,053,538**	**$ —**	**$ 2,882**

(1) Amounts presented in these columns are limited in total to the net amount of assets or liabilities presented in the prior column by instrument. In certain cases, there is excess cash collateral or financial assets the Company has pledged to a counterparty that exceed the financial liabilities subject to a master netting repurchase arrangement or similar agreement. Additionally, in certain cases, counterparties may have pledged excess cash collateral to the Company that exceeds the Company's corresponding financial assets. In each case, any of these excess amounts are excluded from the table although they are separately reported in the Company's consolidated balance sheets as assets or liabilities, respectively.

Note 23. Financial Instruments with Off-Balance Sheet Risk, Credit Risk, and Certain Other Risks

In the normal course of business, the Company enters into transactions that expose us to various types of risk, both on and off-balance sheet. Such risks are associated with financial instruments and markets in which the Company invests. These financial instruments expose us to varying degrees of market risk, credit risk, interest rate risk, liquidity risk, off-balance sheet risk and prepayment risk.

Market Risk — Market risk is the potential adverse changes in the values of the financial instrument due to unfavorable changes in the level or volatility of interest rates, foreign currency exchange rates, or market values of the underlying financial instruments. The Company attempts to mitigate its exposure to market risk by entering into offsetting transactions, which may include purchase or sale of interest-bearing securities and equity securities.

Credit Risk — The Company is subject to credit risk in connection with its investments in LMM loans and LMM MBS and other target assets it may acquire in the future. The credit risk related to these investments pertains to the ability and willingness of the borrowers to pay, which is assessed before credit is granted or renewed and periodically reviewed throughout the loan or security term. The Company believes that loan credit quality is primarily determined by the borrowers' credit profiles and loan characteristics and seeks to mitigate this risk by seeking to acquire assets at appropriate prices given anticipated and unanticipated losses and by deploying a value−driven approach to underwriting and diligence, consistent with its historical investment strategy, with a focus on projected cash flows and potential risks to cash flow. The Company further mitigates its risk of potential losses while managing and servicing loans by performing various workout and loss mitigation strategies with delinquent borrowers. Nevertheless, unanticipated credit losses could occur, which may adversely impact operating results.

The Company is also subject to credit risk with respect to the counterparties to derivative contracts. If a counterparty fails to perform its obligation under a derivative contract due to financial difficulties, the Company may experience significant delays in obtaining any recovery under the derivative contract in a dissolution, assignment for the benefit of creditors, liquidation, winding-up, bankruptcy, or other analogous proceeding. In the event of the insolvency of a counterparty to a derivative transaction, the derivative transaction would typically be terminated at its fair market value. If the Company is owed this fair market value in the termination of the derivative transaction and its claim is unsecured, it will be treated as a general creditor of such counterparty and will not have any claim with respect to the underlying security. The Company may obtain only a limited recovery or may obtain no recovery in such circumstances. In addition, the business failure of a counterparty with whom it enters a hedging transaction will most likely result in its default, which may result in the loss of potential future value and the loss of our hedge and force the Company to cover its commitments, if any, at the then current market price.

Counterparty credit risk is the risk that counterparties may fail to fulfill their obligations, including their inability to post additional collateral in circumstances where their pledged collateral value becomes inadequate. The Company attempts to manage its exposure to counterparty risk through diversification, use of financial instruments and monitoring the creditworthiness of counterparties.

The Company finances the acquisition of a significant portion of its loans and investments with repurchase agreements and borrowings under credit facilities and other financing agreements. In connection with these financing arrangements, the Company pledges its loans, securities and cash as collateral to secure the borrowings. The amount of collateral pledged will typically exceed the amount of the borrowings (i.e., the haircut) such that the borrowings will be over-collateralized. As a result, the Company is exposed to the counterparty if, during the term of the repurchase agreement financing, a lender should default on its obligation and the Company is not able to recover its pledged assets. The amount of this exposure is the difference between the amount loaned to the Company plus interest due to the counterparty and the fair value of the collateral pledged by the Company to the lender including accrued interest receivable on such collateral.

The Company is exposed to changing interest rates and market conditions, which affects cash flows associated with borrowings. The Company enters into derivative instruments, such as interest rate swaps, to mitigate these risks. Interest rate swaps are used to mitigate the exposure to changes in interest rates and involve the receipt of variable-rate interest amounts from a counterparty in exchange for making payments based on a fixed interest rate over the life of the swap contract.

Certain subsidiaries have entered into OTC interest rate swap agreements to hedge risks associated with movements in interest rates. Because certain interest rate swaps were not cleared through a central counterparty, the Company remains exposed to the counterparty's ability to perform its obligations under each such swap and cannot look to the creditworthiness of a central counterparty for performance. As a result, if an OTC swap counterparty cannot perform under the terms of an interest rate swap, the Company's subsidiary would not receive payments due under that agreement, the Company may lose any unrealized gain associated with the interest rate swap and the hedged liability would cease to be hedged by the interest rate swap. While the Company would seek to terminate the relevant OTC swap transaction and may have a claim against the defaulting counterparty for any losses, including unrealized gains, there is no assurance that the Company would be able to recover such amounts or to replace the relevant swap on economically viable terms or at all. In such case, the Company could be forced to cover its unhedged liabilities at the then current market price. The Company may also be at risk for any pledged collateral to secure its obligations under the OTC interest rate swap if the counterparty becomes insolvent or files for bankruptcy. Therefore, upon a default by an interest rate swap agreement counterparty, the interest rate swap would no longer mitigate the impact of changes in interest rates as intended.

Liquidity Risk — Liquidity risk arises from investments and the general financing of the Company's investing activities. It includes the risk of not being able to fund acquisition and origination activities at settlement dates and/or liquidate positions in a timely manner at reasonable prices, in addition to potential increases in collateral requirements during times of heightened market volatility. It also includes risk stemming from PIK interest loans and loan modifications the Company may grant to borrowers which are intended to minimize its economic loss and to avoid foreclosure or repossession of collateral. Such modifications may include interest rate reductions, principal forgiveness, term extensions, and other-than-insignificant payment delay, which may impact the Company's ability to meet potential cash requirements and make it more reliant on financing strategies. Additionally, if the Company was forced to dispose of an illiquid investment at an inopportune time, it might be forced to do so at a substantial discount to the market value, resulting in a realized loss. The Company attempts to mitigate its liquidity risk by regularly monitoring the liquidity of its investments in LMM loans, MBS and other financial instruments. Factors such as expected exit strategy for, the bid to offer spread of, and the number of broker dealers making an active market in a particular strategy and the availability of long-term funding, are considered in analyzing liquidity risk. To reduce any perceived disparity between the liquidity and the terms of the debt instruments in which the Company invests, it attempts to minimize its reliance on short-term financing arrangements. While the Company may finance certain investments in security positions using traditional margin arrangements and reverse repurchase agreements, other financial instruments such as collateralized debt obligations, and other longer term financing vehicles may be utilized to provide it with sources of long-term financing.

Off-Balance Sheet Risk —The Company has undrawn commitments on outstanding loans. Refer to Note 24 for further information.

Interest Rate Risk — Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond the Company's control.

The Company's operating results will depend, in part, on differences between the income from its investments and financing costs. Generally, debt financing is based on a floating rate of interest calculated on a fixed spread over the relevant index, subject to a floor, as determined by the particular financing arrangement. In the event of a significant rising interest rate environment and/or economic downturn, defaults could increase and result in credit losses to us, which could materially and adversely affect the Company's business, financial condition, liquidity, results of operations and prospects. Furthermore, such defaults could have an adverse effect on the spread between the Company's interest-earning assets and interest-bearing liabilities.

Additionally, non-performing LMM loans are not as interest rate sensitive as performing loans, as earnings on non-performing loans are often generated from restructuring the assets through loss mitigation strategies and opportunistically disposing of them. Because non-performing LMM loans are short-term assets, the discount rates used for valuation are based on short-term market interest rates, which may not move in tandem with long-term market interest rates.

Prepayment Risk — As the Company receives prepayments of principal on its assets, any premiums paid on such assets are amortized against interest income. In general, an increase in prepayment rates accelerates the amortization of purchase premiums, thereby reducing the interest income earned on the assets. Conversely, discounts on such assets are accreted into interest income. In general, an increase in prepayment rates accelerates the accretion of purchase discounts, thereby increasing the interest income earned on the assets.

Note 24. Commitments, Contingencies and Indemnifications

Litigation
The Company may be subject to litigation and administrative proceedings arising in the ordinary course of business and as such, has entered into agreements which provide for indemnifications against losses, costs, claims, and liabilities arising from the performance of individual obligations under such agreements. Such indemnification obligations may not be subject to maximum loss clauses.

While the outcome of any particular litigation, administrative proceeding or indemnification claim cannot be predicted with certainty, management believes that the aggregate amount of such liabilities, if any, in excess of amounts covered by insurance, will not have a material adverse effect on the Company's financial condition or results of operations. Management is not aware of any other contingencies that would require accrual or disclosure in the consolidated financial statements.

Unfunded Loan Commitments

The table below presents unfunded loan commitments.

(in thousands)	December 31, 2025	December 31, 2024
Loans, net	$ 438,030	$ 444,838
Loans, held for sale	$ 54,327	$ 28,566

Note 25. Income Taxes

The Company is a REIT pursuant to Internal Revenue Code Section 856. Qualification as a REIT depends on the Company's ability to meet various requirements imposed by the Internal Revenue Code, which relate to its organizational structure, diversity of stock ownership and certain requirements with regard to the nature of its assets and the sources of its income. As a REIT, the Company generally must distribute annually dividends equal to at least 90% of its net taxable income, subject to certain adjustments and excluding any net capital gain, in order for U.S. federal income tax not to apply to earnings that are distributed. To the extent the Company satisfies this distribution requirement but distributes less than 100% of its net taxable income, it will be subject to U.S. federal income tax on its undistributed taxable income. In addition, the Company will be subject to a 4% nondeductible excise tax if the actual amount paid to stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. Even if the Company qualifies as a REIT, it may be subject to certain U.S. federal income and excise taxes and state and local taxes on its income and assets. If the Company fails to maintain its qualification as a REIT for any taxable year, it may be subject to material penalties as well as federal, state and local income tax on its taxable income at regular corporate rates and it would not be able to qualify as a REIT for the subsequent four taxable years. As of December 31, 2025 and December 31, 2024, the Company was in compliance with all REIT requirements.

Certain subsidiaries have elected to be treated as taxable REIT subsidiaries ("TRSs"). TRSs permit the Company to participate in certain activities that would not be qualifying income if earned directly by the parent REIT, as long as these activities meet specific criteria, are conducted within the parameters of certain limitations established by the Internal Revenue Code and are conducted in entities which elect to be treated as taxable subsidiaries under the Internal Revenue Code. To the extent these criteria are met, the Company will continue to maintain its qualification as a REIT. The Company's TRSs engage in various real estate - related operations, including originating and securitizing commercial mortgage loans and investments in real property. Such TRSs are not consolidated for federal income tax purposes but are instead taxed as corporations. For financial reporting purposes, a provision for current and deferred income taxes is established for the portion of earnings recognized by the Company with respect to its interest in TRSs.

The table below presents the composition of income tax provision.

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Current			
Federal income tax	$ 103	$ 101	$ 1,605
State and local income tax	276	(78)	214
Net current tax provision	$ 379	$ 23	$ 1,819
Deferred			
Federal income tax	(66,007)	(89,584)	4,314
State and local income tax	(21,075)	(14,951)	1,041
Net deferred tax provision (benefit)	$ (87,082)	$ (104,535)	$ 5,355
Total income tax provision (benefit)	$ (86,703)	$ (104,512)	$ 7,174

The table below is a reconciliation of federal income tax determined using the statutory federal tax rate to the reported income tax provision.

| (in thousands) | Year Ended December 31, | | | |
	2025		2024	
U.S. statutory tax	$ (63,537)	21.0 %	$ (108,467)	21.0 %
State and local income tax, net of federal income tax effect [a]	(20,847)	6.9	(11,487)	2.2
Nontaxable or nondeductible items:				
Income attributable to REIT	20,988	(6.9)	69,891	(13.5)
Income attributable to non-controlling interests	(531)	0.2	(718)	0.1
Losses from loan transactions	(22,085)	7.3	(22,674)	4.4
Bargain purchase gain	—	—	(6,755)	1.3
Changes in valuation allowance	—	—	(21,085)	4.1
Other	(691)	0.2	(3,217)	0.6
Effective income tax (benefit)	$ (86,703)	28.7 %	$ (104,512)	20.2 %

(a) State taxes from California, Georgia, Florida, New York and Pennsylvania make up more than 50% of this category.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are presented net by tax jurisdiction and are reported in other assets and other liabilities, respectively.

The table below presents the tax effects of temporary differences on their respective net deferred tax assets and liabilities.

| (in thousands) | Year Ended December 31, | |
	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	$ 158,211	$ 81,883
Accruals	4,822	5,349
Goodwill	14,867	16,868
Compensation	—	599
Right of use asset	1,699	1,641
Stock compensation	1,032	997
Loan / servicing rights balance	31,469	9,543
Income / (loss) from Pass-Through entities	504	—
Other	19	642
Total deferred tax assets	$ 212,623	$ 117,522
Deferred tax liabilities:		
Compensation	259	—
Other taxable temporary difference	7,082	3,932
Depreciation and amortization	1,672	1,541
Unrealized losses	2,037	724
Total deferred tax liabilities	$ 11,050	$ 6,197
Net deferred tax assets (liabilities)	$ 201,573	$ 111,325

The Company has approximately $579.0 million of federal and $653.6 million of state net operating loss carryforwards that will begin to expire in 2026.

Additionally, as of December 31, 2025, the Company had $46.5 million of federal net operating loss carryforwards obtained in the Broadmark Merger and the acquisition of Anworth that can be used to offset future taxable ordinary income. These carryforwards can reduce the Company's REIT distribution requirements. Furthermore, the Company has $91.5 million of federal net operating loss carryforwards obtained in the acquisition of UDF IV closed on March 13, 2025.

The Company recognizes deferred tax assets and liabilities for the future tax consequences arising from differences between the carrying amounts of existing assets and liabilities under GAAP and their respective tax bases. The Company evaluates its deferred tax assets for recoverability using a consistent approach which considers the relative impact of negative and positive evidence, including historical profitability and projections of future taxable income.

The provisions of ASC 740 require that carrying amounts of deferred tax assets be reduced by a valuation allowance if, based on the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As of December 31, 2025, the Company concluded the positive evidence in favor of the recoverability of its remaining deferred tax assets outweighed the negative evidence and that it is more likely than not that its remaining deferred tax assets will be realized. The Company's framework for assessing the recoverability of deferred tax assets requires it to weigh all available evidence, including the sustainability of profitability required to realize the deferred tax assets, the cumulative net income or loss in its consolidated statements of operations in recent years, the future reversals of existing taxable temporary differences, and the carryforward periods for any carryforwards of net operating losses.

The difference between the statutory rate of 21% and the effective income tax rate is primarily due to income attributable to the REIT that is offset by the dividends paid deduction, tax benefits associated with losses on loans contributed to the TRS, and the release of prior year's valuation allowance established against the deferred tax assets obtained in the Broadmark Merger.

As of December 31, 2025 and December 31, 2024, the Company had no uncertain tax positions recorded or disclosed in the financial statements. Additionally, it is the belief of management that the total amount of uncertain tax positions, if any, will not materially change over the next 12 months.

The Company and its TRSs are subject to taxation in U.S. federal and multiple state and local tax jurisdictions. Federal tax returns for 2022 and forward are subject to examination. In addition, tax years 2021 and forward remain open in certain state jurisdictions.

Note 26. Segment Reporting

The Company structures its segments based on a number of contributing factors, including customer base and nature of loan program types, and reports its results of operations through the following two operating and reportable business segments: i) LMM Commercial Real Estate and ii) Small Business Lending, which is in accordance with how the Chief Operating Decision Maker ("CODM"), the Chief Executive Officer and Chief Investment Officer, evaluates financial information for making decisions regarding business operations and assessing Company performance. The CODM's financial considerations include an analysis of net interest income before provision for loan losses, provision for loan losses and non-interest income and expenses. In addition, the CODM's analysis includes an evaluation of segment performance with income (loss) before unallocated expenses and provision for (benefit from) income taxes being the primary performance measure used for each reportable business segment.

LMM Commercial Real Estate
The Company originates LMM loans across the full life-cycle of an LMM property including construction, bridge, stabilized and agency channels. As part of this segment, the Company originates and services multi-family loan products under the Freddie Mac SBL program. LMM originations include construction and permanent financing activities for the preservation and construction of affordable housing, primarily utilizing tax-exempt bonds. This segment also reflects the impact of LMM securitization activities. The Company acquires performing and non-performing LMM loans and intends to continue to acquire these loans as part of the Company's business strategy.

Small Business Lending
The Company acquires, originates and services loans guaranteed by the SBA under the SBA Section 7(a) Program and originates and services government guaranteed loans focused on the USDA as well as originate and service small business loans. This segment also reflects the impact of SBA securitization activities.

Results of business segments and all other. The tables below present operating and reportable business segments, along with remaining unallocated amounts primarily including interest expense relating to senior secured notes, allocated employee compensation from the Manager, management and incentive fees paid to the Manager and other general corporate overhead expenses. Unallocated assets were $551.9 million, $368.3 million and $308.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

(in thousands)	Year Ended December 31, 2025					
		LMM Commercial Real Estate		Small Business Lending		Total
Interest income	$	447,810	$	121,356	$	569,166
Interest expense		(434,743)		(79,382)		(514,125)
Net interest income before provision for loan losses	**$**	**13,067**	**$**	**41,974**	**$**	**55,041**
Recovery of (provision for) loan losses		(61,725)		(25,313)		(87,038)
Net interest income after recovery of (provision for) loan losses	**$**	**(48,658)**	**$**	**16,661**	**$**	**(31,997)**
Non-interest income						
Net realized gain (loss) on financial instruments and real estate owned		(191,583)		49,471		(142,112)
Net unrealized gain (loss) on financial instruments		(11,250)		(834)		(12,084)
Valuation (allowance) recovery, loans held for sale		15,443		—		15,443
Servicing income, net		6,369		12,334		18,703
Income (loss) on unconsolidated joint ventures		4,508		54		4,562
Other income		25,807		23,264		49,071
Total non-interest income (loss)	**$**	**(150,706)**	**$**	**84,289**	**$**	**(66,417)**
Non-interest expense						
Employee compensation and benefits		(24,577)		(58,232)		(82,809)
Allocated employee compensation and benefits from related party		(1,483)		—		(1,483)
Professional fees		(9,075)		(12,437)		(21,512)
Loan servicing expense		(37,715)		(3,543)		(41,258)
Impairment on real estate		(23,503)		—		(23,503)
Other operating expenses		(41,710)		(40,071)		(81,781)
Total non-interest expense	**$**	**(138,063)**	**$**	**(114,283)**	**$**	**(252,346)**
Income (loss) before unallocated expenses and provision for income taxes	**$**	**(337,427)**	**$**	**(13,333)**	**$**	**(350,760)**
Unallocated corporate income (expenses)						
Gain on bargain purchase						109,549
Employee compensation and benefits						(20,023)
Professional fees						(9,325)
Management fees – related party						(20,348)
Transaction related expenses						(6,050)
Other operating expenses - net						(5,599)
Total unallocated corporate income					**$**	**48,204**
Loss before provision for income taxes					**$**	**(302,556)**
Total assets	**$**	**5,937,031**	**$**	**1,280,903**	**$**	**7,217,934**

| | Year Ended December 31, 2024 | | |
(in thousands)	LMM Commercial Real Estate	Small Business Lending	Total
Interest income	$ 766,354	$ 130,621	$ 896,975
Interest expense	(598,846)	(97,609)	(696,455)
Net interest income before provision for loan losses	**$ 167,508**	**$ 33,012**	**$ 200,520**
Provision for loan losses	(283,800)	(8,959)	(292,759)
Net interest income after provision for loan losses	**$ (116,292)**	**$ 24,053**	**$ (92,239)**
Non-interest income			
Net realized gain (loss) on financial instruments and real estate owned	(132,746)	78,746	(54,000)
Net unrealized gain (loss) on financial instruments	(20,588)	5,597	(14,991)
Valuation allowance, loans held for sale	(124,878)	—	(124,878)
Servicing income, net	5,759	10,797	16,556
Income on unconsolidated joint ventures	10,876	10	10,886
Other income	22,605	23,424	46,029
Total non-interest income (loss)	**$ (238,972)**	**$ 118,574**	**$ (120,398)**
Non-interest expense			
Employee compensation and benefits	(25,821)	(46,036)	(71,857)
Allocated employee compensation and benefits from related party	(1,139)	—	(1,139)
Professional fees	(4,963)	(12,681)	(17,644)
Loan servicing expense	(44,667)	(1,989)	(46,656)
Impairment on real estate	(56,428)	(75)	(56,503)
Other operating expenses	(15,212)	(36,108)	(51,320)
Total non-interest expense	**$ (148,230)**	**$ (96,889)**	**$ (245,119)**
Income (loss) before unallocated expenses and provision for income taxes	**$ (503,494)**	**$ 45,738**	**$ (457,756)**
Unallocated corporate income (expenses)			
Gain on bargain purchase			13,859
Employee compensation and benefits			(20,913)
Professional fees			(9,243)
Management fees – related party			(24,862)
Transaction related expenses			(10,118)
Other operating expenses - net			(7,478)
Total unallocated corporate expenses		**$**	**(58,755)**
Loss before provision for income taxes		**$**	**(516,511)**
Total assets	**$ 8,058,707**	**$ 1,427,281**	**$ 9,485,988**

(in thousands)	Year Ended December 31, 2023					
	LMM Commercial Real Estate		Small Business Lending		Total	
Interest income	$	847,253	$	98,561	$	945,814
Interest expense		(650,624)		(65,844)		(716,468)
Net interest income before provision for loan losses	**$**	**196,629**	**$**	**32,717**	**$**	**229,346**
Provision for loan losses		(1,413)		(5,817)		(7,230)
Net interest income after provision for loan losses	**$**	**195,216**	**$**	**26,900**	**$**	**222,116**
Non-interest income						
Net realized gain (loss) on financial instruments and real estate owned		34,072		30,936		65,008
Net unrealized gain (loss) on financial instruments		8,427		1,291		9,718
Servicing income, net		5,819		15,342		21,161
Loss on unconsolidated joint ventures		(905)		—		(905)
Other income		38,552		64,499		103,051
Total non-interest income	**$**	**85,965**	**$**	**112,068**	**$**	**198,033**
Non-interest expense						
Employee compensation and benefits		(33,012)		(40,289)		(73,301)
Allocated employee compensation and benefits from related party		(882)		—		(882)
Professional fees		(5,369)		(19,535)		(24,904)
Loan servicing expense		(40,070)		(741)		(40,811)
Impairment on real estate		(8,638)		—		(8,638)
Other operating expenses		(15,805)		(27,763)		(43,568)
Total non-interest expense	**$**	**(103,776)**	**$**	**(88,328)**	**$**	**(192,104)**
Income before unallocated expenses and provision for income taxes	**$**	**177,405**	**$**	**50,640**	**$**	**228,045**
Unallocated corporate income (expenses)						
Gain on bargain purchase						207,972
Employee compensation and benefits						(18,184)
Professional fees						(9,834)
Management fees – related party						(25,103)
Incentive fees – related party						(1,791)
Transaction related expenses						(17,764)
Other operating expenses - net						(4,922)
Total unallocated corporate income					$	130,374
Income before provision for income taxes					$	358,419
Total assets	$	10,282,531	$	1,395,687	$	11,678,218

Note 27. Subsequent Events

The Company completed the sale of 27 loans totaling $597.3 million across 2 transactions for expected net proceeds of $130.7 million after financing payments.

In February of 2026, we repaid in full our 5.75% Senior Notes due 2026 upon the maturity of such notes.

Ready Capital Corporation
Schedule IV – Mortgage Loans on Real Estate

The table below presents the Company's mortgage loans on real estate, categorized by product type.

($ in thousands)								December 31, 2025				
Product Type	Property Type	Loan Count	Interest Rate			Maturity Date			Prior Liens	Payment Terms	Carrying Value	UPB	UPB of loans subject to delinquent principal or interest
First Mortgages individually <3%												
Bridge	Industrial, Lodging, Mixed Use, Multi-Family, Office, Retail	156	—	-	12.8%	2021	-	2029	N/A	N/A	3,440,902	3,592,010	824,320
Fixed Rate	Industrial, Lodging, Mixed Use, Multi-Family, Office, Retail, Storage	137	3.4	-	8.7%	2026	-	2034	N/A	N/A	706,511	712,058	30,880
Construction	Industrial, Land, Lodging, Multi-Family, Residential, Retail	43	3.0	-	13.6%	2021	-	2028	N/A	N/A	330,920	433,341	32,565
Freddie Mac	Multi-Family	10	4.7	-	6.3%	2029	-	2036	N/A	N/A	20,500	20,181	3,756
SBA - 7(a)	SBA	2,194	1.0	-	10.5%	2024	-	2051	N/A	N/A	932,111	967,426	77,325
Other	Health Care, Hotel, Industrial, Land, Lodging, Mixed Use, Multi-Family, Office, Residential, Retail	743	2.0	-	11.5%	2025	-	2056	N/A	N/A	252,099	256,358	9,002
Total First Mortgages		**3,283**									**$ 5,683,043**	**$5,981,374**	**$ 977,848**
Subordinated Mortgages individually <3%												
Construction	Hotel, Land, Multi-Family	6	7.0	-	13.9%	2023	-	2028	N/A	N/A	57,122	75,744	29,427
SBA - 7(a)	SBA	5,475	0.0	-	14.0%	2014	-	2051	N/A	N/A	163,962	185,717	24,692
Other	Mixed Use	167	1.0	-	29.0%	2021	-	2030	N/A	N/A	1,177	26,649	25,784
Total Subordinated Mortgages [1]		**5,648**									**$ 222,261**	**$ 288,110**	**$ 79,903**
Total Loans, net and Loans, held for sale		**8,931**									**$ 5,905,304**	**$6,269,484**	**$ 1,057,751**

(1) Total subordinated mortgages includes unsecured loans.

The table below presents activity for mortgage loans on real estate, including loans in consolidated VIEs.

(in thousands)	Loans, net	Loans, held for sale	Total Loan Receivables
Balance as of December 31, 2022	**9,883,497**	**123,735**	**10,007,232**
Origination of loan receivables	1,005,137	561,997	1,567,134
Payments in kind	42,148	—	42,148
Proceeds from disposition and principal payment of loan receivables	(1,779,990)	(579,309)	(2,359,299)
Loans acquired as part of merger transactions	764,367	—	764,367
Loan receivables from issuance of securitized debt obligation	689,079		689,079
Net realized gain (loss) on sale of loan receivables	(9,661)	34,991	25,330
Net unrealized gain (loss) on loan receivables	(437)	8,846	8,409
Accretion/amortization of discount, premium and other fees	34,245	—	34,245
Foreign currency gain (loss), net	2,645	—	2,645
Transfers	68,661	(68,661)	—
Transfers to real estate owned, held for sale	(56,900)	—	(56,900)
Provision for loan losses	(11,306)	—	(11,306)
Balance as of December 31, 2023	**10,631,485**	**81,599**	**10,713,084**
Origination of loan receivables	826,095	1,052,926	1,879,021
Payments in kind	73,518	4,055	77,573
Non-cash participations	39,855	—	39,855
Proceeds from disposition and principal payment of loan receivables	(2,254,757)	(1,378,961)	(3,633,718)
Loans acquired as part of merger transactions	8,167	—	8,167
Net realized gain (loss) on sale of loan receivables	(9,166)	(145,622)	(154,788)
Net unrealized gain (loss) on loan receivables	3,631	(3,265)	366
Gain on sale of agency loans	(20,507)	85,518	65,011
Accretion/amortization of discount, premium and other fees	23,360	—	23,360
Foreign currency gain (loss), net	(4,086)	—	(4,086)
Transfers	(715,843)	715,843	—
Transfers to real estate, held for sale	(41,401)	(45,589)	(86,990)
Provision for loan losses	(252,141)	—	(252,141)
Valuation allowance	—	(124,878)	(124,878)
Balance as of December 31, 2024	**8,308,210**	**241,626**	**8,549,836**
Origination of loan receivables	592,564	769,422	1,361,986
Payments in kind	9,354	343	9,697
Non-cash participations	8,262	—	8,262
Proceeds from disposition and principal payment of loan receivables	(2,124,329)	(1,405,020)	(3,529,349)
Loans acquired as part of merger transactions	169,305	—	169,305
Net realized gain (loss) on sale of loan receivables	(30,056)	(195,928)	(225,984)
Net unrealized gain (loss) on loan receivables	1,451	10	1,461
Gain on sale of agency loans	(18,163)	69,373	51,210
Accretion/amortization of discount, premium and other fees	40,347	(108)	40,239
Foreign currency gain (loss), net	4,744	—	4,744
Transfers	(1,226,442)	1,226,442	—
Transfers to real estate, held for sale	(523,042)	(17,494)	(540,536)
Provision for loan losses	(17,828)	—	(17,828)
Valuation recovery	—	22,261	22,261
Balance as of December 31, 2025	**5,194,377**	**710,927**	**5,905,304**

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

A review and evaluation was performed by the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Form 10-K. Based on that review and evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's current disclosure controls and procedures, as designed and implemented, were effective. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in the Company's periodic reports.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, the Company's management used criteria set forth by the 2013 Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.

Based on its assessment, the Company's management believes that, as of December 31, 2025, the Company's internal control over financial reporting was effective based on those criteria.

Changes in Internal Control over Financial Reporting

There have been no changes to the Company's internal control over financial reporting as defined in Exchange Act Rule 13a-15(f) during the quarter ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Our company's independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the effectiveness of our company's internal control over financial reporting. Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm are set forth in Part II, Item 8 of this Form 10-K.

Item 9B. Other Information

Appointment of Chief Credit Officer and Director of Operations

On February 26, 2026 the Company appointed Dominick Scali as Chief Credit Officer of the Company and President of ReadyCap Commercial, LLC, the Company's commercial real estate lending business, effectively immediately.

Mr. Scali, age 45, has been a Managing Director and Co-Head of Bridge Lending with the Company since 2015. Prior to that, he was head of credit and underwriting for Doral Bank's national bridge lending platform and held positions in credit and originations at Anglo Irish bank. He began his career at Citigroup working within Citibank's affordable housing department. Mr. Scali holds a B.A. from Columbia University.

Additionally, the Company elevated David Cohen to the position of Co-President of ReadyCap Commercial, LLC. Mr. Cohen previously served as Chief Production Officer and Co-Head of Bridge Lending for the Company. Prior to joining Ready Capital, Mr. Cohen held positions as a Managing Director and National Production Manager (Head of Originations) at Doral Property Finance, a Regional Director at GE Real Estate, a Managing Director at CIBC World Markets Commercial Real Estate Finance Group, a First Vice President at Paine Webber Real Estate Securities, and as a Managing Director at Furman Selz LLC. Mr. Cohen began his career as an attorney at the national law firm of Kelley Drye & Warren. Mr. Cohen earned a B.A. from SUNY-Albany, and his graduate degrees with an M.B.A. from Syracuse University School of Management and a J.D. from Syracuse University College of Law.

Separately, on February 26, 2026 Gary Taylor stepped down as Chief Operating Officer of the Company. He will continue to serve as the Chief Executive Officer of ReadyCap Lending, LLC, one of the Company's subsidiaries and one of the nation's largest lenders under the U.S. Small Business Administration 7(a) program. Operational responsibilities have transitioned to other members of management, including Matt Cohen who has been promoted to Head of Operations and Chief Technology Officer. Mr. Cohen has been employed by Waterfall since 2010, and served in a variety of roles within that organization, most recently as a Managing Director, a role he has held since 2021.

On February 26, 2026, Adam Zausmer and the Company agreed to mutually separate and, in conjunction, Mr. Zausmer resigned as Chief Credit Officer of the Company effective immediately. Post separation, the Company expects to enter into a consulting agreement with Mr. Zausmer, subject to agreement of final terms and conditions.

Awards

On March 2, 2026, the Compensation Committee (the "Compensation Committee") of the Company's Board of Directors approved retention awards ("Retention Awards") comprised of performance-based restricted stock units ("PSUs"), restricted stock awards ("Retention RSAs") and cash ("Cash Awards"). The Retention Awards were approved to support continuity in the Company's leadership and to enable the Company's success, and were awarded to a limited group of key management personnel, including Messrs. Ahlborn and Scali.

Performance-Based Restricted Stock Units

The PSUs were designed based on total stockholder return, and will vest if the Company's common stock equals or exceeds certain milestones during the performance period commencing on March 1, 2026 and ending December 31, 2028. The PSUs may vest in up to ten, approximately equal parts, provided that the 30-day volume weighted average price of the Company's common stock equals or exceeds ten, approximately equally spaced milestones between specified points (the "Share Price Hurdles"), and further conditioned upon the covered employee's continued employment (with certain exceptions) with the Company or Waterfall, as applicable. Messrs. Ahlborn and Scali were awarded 1,800,000 and 1,050,000 PSUs, respectively.

Restricted Stock Awards

The Retention RSAs will vest, in full, on December 31, 2028, conditioned upon the covered employee's continued employment with the Company or Waterfall, as applicable, on such date. Messrs. Ahlborn and Scali were awarded 600,000 and 350,000 Retention RSAs, respectively.

Hedging Arrangements

To protect the Company from share price volatility and the market price risk of acquiring shares of common stock on the open market to offset the vesting of the PSUs and Retention RSAs, the Company expects to enter into certain hedging arrangements relating to the delivery of shares of common stock upon vesting of certain of such PSUs and Retention RSAs. The Company's entry into these hedging arrangements and the risk that such hedging arrangements may not have the desired impact may expose the Company to additional risks, including the failure of the counterparty to perform under the contracts. No assurances can be given that the Company will enter into any such hedging arrangements on expected terms or at all.

Cash Awards

The Cash Awards will be payable in two parts, within 30 days of December 31, 2026, and December 31, 2027, respectively, provided that the covered employee (1) remains employed by the Company or Waterfall, as applicable, and in good standing on such date, and (2) has continued to diligently provide their services prior to such date. Messrs. Ahlborn and Scali were awarded $1,500,000 and $750,000 Cash Awards, respectively, payable within 30 days of December 31, 2026, and $1,500,000 and $750,000 Cash Awards, respectively, payable within 30 days of December 31, 2027.

Retention Award Terms

The PSUs and Retention RSAs were issued under and pursuant to the terms of the Company's 2023 Equity Incentive Plan (the "2023 EIP"). The PSUs (i) will be settled in shares of Company common stock if the stockholders of the Company approve at the 2026 annual meeting of stockholders ("2026 Annual Meeting") an amendment to the 2023 EIP to increase the pool of shares available for grant thereunder (the "2023 EIP Amendment"), or (ii) if the 2023 EIP Amendment is not approved by the Company's stockholders at the 2026 Annual Meeting, then the PSUs will be settled in cash based upon the value per share of common stock on the applicable vesting date.

In addition, if the covered employee is terminated without cause, and signs and does not revoke a general release of claims (a "Release"), the covered employee will receive his or her unpaid Cash Award(s) and the Retention RSAs will become fully-vested as of the date of such employee's termination. Any PSUs that are outstanding as of the date of such termination will be forfeited.

In the event of a Change in Control (as defined in the 2023 EIP), the PSUs will be eligible to vest based on achievement of the Share Price Hurdles measured as of the date of the Change in Control, subject to the employee's continued employment with the Company or Waterfall, as applicable, on the date of the Change in Control.

In addition, the Retention Awards granted to the individuals that are employed by Waterfall are subject to additional terms in the event that our management agreement with Waterfall is terminated. In the event that the management agreement is terminated for cause, and the covered employee is not hired by the Company, all unearned Retention Awards will be forfeited. In the event that the management agreement is terminated, and the covered employee is hired by Ready Capital, all unearned Retention Awards will be assumed by the Company. In the event that the management agreement is terminated other than for cause, and the covered employee is not extended an offer of employment by the Company that is substantially equivalent to their employment with Waterfall, any unpaid Cash Awards shall become due and payable, any unvested Retention RSAs will vest, and the PSUs will be either continue or be replaced by a cash-based equivalent award. In the event that the management agreement is terminated other than for cause, and the covered employee is extended an offer of employment by the Company that is substantially equivalent to their employment with Waterfall, but the employee does not accept such offer, all unearned Retention Awards will be forfeited.

Rule 10b5-1 Trading Arrangements

None of our officers and directors entered into, modified or terminated any "Rule 10b5-1 trading arrangements" or "non-Rule 10b5-1 trading arrangements" (each as defined in Item 408(c) of Regulation S-K) during the quarter ended December 31, 2025.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.


PART III


Item 10. Directors, Executive Officers and Corporate Governance

The information regarding our executive officers required by Item 401 of Regulation S-K is located under Part I, Item 1 within the caption "Information about our Executive Officers" of this Form 10-K.

The information regarding our directors and certain other matters required by Item 401 of Regulation S-K is incorporated herein by reference to our definitive proxy statement relating to our 2026 annual meeting of stockholders (the "Proxy Statement"), to be filed with the SEC within 120 days after December 31, 2025.

The information regarding compliance with Section 16(a) of the Exchange Act required by Item 405 of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2025.

The information regarding our Code of Conduct and Ethics required by Item 406 of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2025.

The information regarding certain matters pertaining to our corporate governance required by Items 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2025.

With respect to Item 408(b) of Regulation S-K, we have an Insider Trading Policy governing the purchase or sale of our securities by any of our directors, officers, and associates. We believe our Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable us. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Form 10-K

Item 11. Executive Compensation

The information regarding executive compensation and other compensation related matters required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2025.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The tables on our equity compensation plan information and beneficial ownership required by Items 201(d) and 403 of Regulation S-K are incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2025.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information regarding transactions with related persons, promoters and certain control persons and director independence required by Items 404 and 407(a) of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2025.

Item 14. Principal Accountant Fees and Services

The information concerning principal accounting fees and services and the Audit Committee's pre-approval policies and procedures required by Item 14 is incorporated herein by reference to the Proxy Statement to be filed with the U.S. Securities and Exchange Commission within 120 days after December 31, 2025.

PART IV

Item 15. Exhibits and Financial Statement Schedules

Documents filed as part of the report

The following documents are filed as part of this Form 10-K:

(1)   Financial Statements:

Our consolidated financial statements, together with the independent registered public accounting firm's report thereon, are set forth on pages 98 through 168 of this Form 10-K and are incorporated herein by reference. See Item 8, "Financial Statements and Supplementary Data," filed herewith, for a list of financial statements.

(2)   Financial Statement Schedule:

All financial statement schedules have been omitted because the required information is not applicable or deemed not material, or the required information is presented in the consolidated financial statements and/or in the notes to consolidated financial statements filed in response to Item 8 of this Form 10-K.

(3)   Exhibits Files:

Exhibit number	Exhibit description
2.1 *	Agreement and Plan of Merger, dated as of November 29, 2024, by and among Ready Capital Corporation, RC Merger Sub IV, LLC, and United Development Funding IV (incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K filed on December 2, 2024).
3.1 *	Articles of Amendment and Restatement of ZAIS Financial Corp. (incorporated by reference to Exhibit 3.1 of the Registrant's Form S-11, as amended (Registration No. 333-185938).
3.2 *	Articles Supplementary of ZAIS Financial Corp. (incorporated by reference to Exhibit 3.2 of the Registrant's Form S-11, as amended (Registration No. 333-185938).
3.3 *	Articles of Amendment and Restatement of Sutherland Asset Management Corporation (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed November 4, 2016).
3.4 *	Articles of Amendment of Ready Capital Corporation (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed on September 26, 2018).
3.5 *	Articles Supplementary to the Articles of Amendment of Ready Capital Corporation designating the shares of 6.25% Series C Cumulative Convertible Preferred Stock, $0.0001 par value per share (incorporated by reference to Exhibit 3.7 to the Registrant's Registration Statement on Form 8-A filed on March 19, 2021).
3.6 *	Articles Supplementary to the Articles of Amendment of Ready Capital Corporation designating the shares of 6.50% Series E Cumulative Redeemable Preferred Stock, $0.0001 par value per share (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on June 10, 2021).
3.7 *	Articles Supplementary to the Articles of Amendment of Ready Capital Corporation designating the shares of Class B-1 Common Stock, $0.0001 par value per share, Class B-2 Common Stock, $0.0001 par value per share, Class B-3 Common Stock, $0.0001 par value per share, and Class B-4 Common Stock, $0.0001 par value per share (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form S-3 filed with the SEC on March 21, 2022).
3.8 *	Amended and Restated Bylaws of Ready Capital Corporation (incorporated by reference to Exhibit 3.2 to the Registrant's Form 8-K filed on September 26, 2018).
3.9 *	Certificate of Notice, dated May 11, 2022, relating to the automatic conversion of the Class B-1 Common Stock, $0.0001 par value per share, Class B-2 Common Stock, $0.0001 par value per share, Class B-3 Common Stock, $0.0001 par value per share, and Class B-4 Common Stock, $0.0001 par value per share, into Common Stock, $0.0001 par value per share (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K filed on May 10, 2022).

3.10 *   Articles Supplementary to the Articles of Amendment of Ready Capital Corporation reclassifying and designating the Class B-1 Common Stock, $0.0001 par value per share, Class B-2 Common Stock, $0.0001 par value per share, Class B-3 Common Stock, $0.0001 par value per share, and Class B-4 Common Stock, $0.0001 par value per share, as Common Stock, $0.0001 par value per share (incorporated by reference to Exhibit 3.2 to the Registrant's Form 8-K filed on May 10, 2022).

4.1 *   Indenture, dated as of August 9, 2017, by and between Sutherland Asset Management Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K filed August 9, 2017).

4.2 *   Third Supplemental Indenture, dated as of February 26, 2019, by and between Ready Capital Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.7 of the Registrant's Annual Report on Form 10-K filed March 13, 2019).

4.3 *   Fourth Supplemental Indenture, dated as of July 22, 2019, by and between Ready Capital Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K filed July 22, 2019).

4.4 *   Fifth Supplemental Indenture, dated as of February 10, 2021, by and between Ready Capital Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K filed February 10, 2021).

4.5 *   Sixth Supplemental Indenture, dated as of December 21, 2021, by and between Ready Capital Corporation and U.S. Bank National Association, a Sixth Supplemental Indenture, dated as of December 21, 2021, by and between Ready Capital Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K filed December 21, 2021) as trustee (incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K filed December 21, 2021).

4.6 *   Seventh Supplemental Indenture, dated as of April 18, 2022, by and between Ready Capital Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K filed April 18, 2022).

4.7 *   Eighth Supplemental Indenture, dated as of July 25, 2022, by and between Ready Capital Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K filed on July 25, 2022).

4.8 *   Ninth Supplemental Indenture, dated as of December 10, 2024, by and between Ready Capital Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K filed on December 10, 2024).

4.9 *   Specimen Common Stock Certificate of Ready Capital Corporation (incorporated by reference to Exhibit 4.1 to the Registrant's Form S-4 filed on December 13, 2018).

4.10 *   Specimen Preferred Stock Certificate representing the shares of 6.25% Series C Cumulative Convertible Preferred Stock, $0.0001 par value per share (incorporated by reference to Exhibit 4.13 of the Registrant's Registration Statement on Form 8-A filed on March 19, 2021).

4.11 *   Specimen Preferred Stock Certificate representing the shares of 6.50% Series E Cumulative Redeemable Preferred Stock, $0.0001 par value per share (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on June 10, 2021).

4.12 *   Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 to Broadmark Realty Capital Inc.'s Form 8-A12B filed with the SEC on November 14, 2019).

4.13 * Warrant Agreement, dated as of May 14, 2018, between Trinity Merger Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to Broadmark Realty Capital Inc.'s Form 8-A12B filed with the SEC on November 14, 2019).

4.14 * Amendment to Warrant Agreement, dated November 14, 2019, by and among Broadmark Realty Capital Inc., Continental Stock Transfer & Trust Co., and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.4 to Broadmark Realty Capital Inc.'s Form 8-K filed with the SEC on November 20, 2019).

4.15 * Second Amendment to Warrant Agreement, dated November 14, 2019, by and among Broadmark Realty Capital Inc., Continental Stock Transfer & Trust Co., and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.5 to Broadmark Realty Capital Inc.'s Form 8-K filed with the SEC on November 20, 2019).

4.16 * Third Amendment of Warrant Agreement, dated May 31, 2023, by and among Ready Capital Corporation, RCC Merger Sub, LLC, Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.21 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on August 8, 2023).

4.17 Description of Ready Capital Corporation's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

10.1 * Amended and Restated Management Agreement, dated as of May 9, 2016, among ZAIS Financial Corp, ZAIS Financial Partners, L.P., ZAIS Merger Sub, LLC, Sutherland Asset I, LLC, Sutherland Asset II, LLC, SAMC REO 2013-01, LLC, ZAIS Asset I, LLC, ZAIS Asset II, LLC, ZAIS Asset III, LLC, ZAIS Asset IV, LLC, ZFC Funding, Inc., ZFC Trust, ZFC Trust TRS I, LLC, and Waterfall Asset Management, LLC (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed May 9, 2016).

10.2 * First Amendment to Amended and Restated Management Agreement, dated as of December 6, 2020, by and among Ready Capital Corporation, Sutherland Partners, LP and Waterfall Asset Management, LLC (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed December 8, 2020).

10.3 * Third Amended and Restated Agreement of Limited Partnership of Sutherland Partners, L.P., dated as of March 5, 2019, by and among Ready Capital Corporation, as General Partner, and the limited partners listed on Exhibit A thereto (incorporated by reference to Exhibit 10.8 of the Registrant's Annual Report on Form 10-K filed March 13, 2019).

10.4 * Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed September 9, 2019).

10.5 * Ready Capital Corporation 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 of the Registrant's Annual Report on Form 10-K filed March 13, 2019).

10.6 * Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.11 of the Registrant's Annual Report on Form 10-K filed March 13, 2019).

10.7 * Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021)

10.8 * Equity Distribution Agreement, dated July 9, 2021, by and among Ready Capital Corporation, Sutherland Partners, L.P., Waterfall Asset Management LLC and JMP Securities LLC (incorporated by reference to Exhibit 1.1 of the Registrant's Current Report on Form 8-K filed July 9, 2021).

10.9 * First Amendment to the Equity Distribution Agreement, dated March 8, 2022, by and among Ready Capital Corporation, Sutherland Partners, L.P., Waterfall Asset Management LLC, and JMP Securities LLC (incorporated by reference to Exhibit 1.1 to the Registrant's Current Report on Form 8-K filed on March 8, 2022).

10.10 * Amended and Restated Contingent Equity Rights Agreement, dated as of March 21, 2023, by and among Ready Capital Corporation, Sutherland Partners, L.P., and Computershare Inc. and its affiliate Computershare Trust Company, N.A. (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023).

10.11 * Assignment and Assumption Agreement, dated May 31, 2023, between RCC Merger Sub, LLC and Broadmark Realty Capital Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023).

10.12 * Ready Capital Corporation 2023 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of the Registrant's registration statement on Form S-8 filed with the SEC on September 8, 2023).

10.13 * Form of Restricted Stock Unit Award Agreement under the Ready Capital Corporation 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 of the Registrant's Annual Report on Form 10-K filed March 3, 2025).

10.14 * Form of Restricted Stock Award Agreement under the Ready Capital Corporation 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 of the Registrant's Annual Report on Form 10-K filed March 3, 2025).

10.15 * Form of Performance-Based Restricted Stock Unit Award Agreement under the Ready Capital Corporation 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 of the Registrant's Annual Report on Form 10-K filed March 3, 2025).

10.16 * Form of Director Restricted Stock Unit Award Agreement under the Ready Capital Corporation 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 of the Registrant's Annual Report on Form 10-K filed March 3, 2025).

10.17 * Contingent Value Rights Agreement, dated March 13, 2025, by and among Ready Capital Corporation, Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on March 13, 2025).

19.1 * Ready Capital Corporation Insider Trading Policy (incorporated by reference to Exhibit 19.1 of the Registrant's Annual Report on Form 10-K filed on February 28, 2024).

21.1 List of Subsidiaries of Ready Capital Corporation

23.1 Consent of Deloitte & Touche LLP

24.1 Power of Attorney (included on signature page)

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 ** Certification of the Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 **	Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1 *	Ready Capital Corporation Incentive Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of the Registrant's Annual Report on Form 10-K filed on February 28, 2024).
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Scheme Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF	Inline XBRL Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Linkbase Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

*	Previously filed.
**	This exhibit is being furnished rather than filed, and shall not be deemed incorporated by reference into any filing, in accordance with Item 601 of Regulation S-K.
***	Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules have been omitted. Ready Capital agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

Item 16. Form 10-K Summary

None.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

READY CAPITAL CORPORATION

Date: March 2, 2026

By: /s/ Thomas E. Capasse

Thomas E. Capasse

Chairman of the Board, Chief Executive

Officer and Chief Investment Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Thomas E. Capasse, Jack J. Ross and Andrew Ahlborn, and each of them, with full power to act without the other, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Form 10-K and any and all amendments thereto, and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 2, 2026	By:	/s/ Thomas E. Capasse
		Thomas E. Capasse
		Chairman of the Board, Chief Executive Officer and Chief Investment Officer (Principal Executive Officer)
Date: March 2, 2026	By:	/s/ Jack J. Ross
		Jack J. Ross
		President and Director
Date: March 2, 2026	By:	/s/ Andrew Ahlborn
		Andrew Ahlborn
		Chief Financial Officer (Principal Accounting and Financial Officer)
Date: March 2, 2026	By:	/s/ Todd M. Sinai
		Todd M. Sinai
		Director
Date: March 2, 2026	By:	/s/ J. Mitchell Reese
		J. Mitchell Reese
		Director
Date: March 2, 2026	By:	/s/ Gilbert Nathan
		Gilbert Nathan
		Director
Date: March 2, 2026	By:	/s/ Dominique Mielle
		Dominique Mielle
		Director
Date: March 2, 2026	By:	/s/ Meredith Marshall
		Meredith Marshall
		Director